As filed with the Securities and Exchange Commission on August 4, 2005

Registration No. 333-118053

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SENSUS METERING SYSTEMS INC.

(Exact name of registrant as specified in its charter)

Delaware	3824	51-0338883
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification No.)

8601 Six Forks Road, Suite 300

Raleigh, NC 27615

(919) 845-4017

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

SEE TABLE OF ADDITIONAL REGISTRANTS

Peter Mainz

Chief Financial Officer

8601 Six Forks Road, Suite 300

Raleigh, NC 27615

(919) 845-4017

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

David A. Carpenter

Mayer, Brown, Rowe & Maw LLP

71 South Wacker Drive

Chicago, Illinois 60606

(312) 701-8432

Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Sensus Metering Systems Inc.

Table of Additional Registrants

Name	State of Incorporation/ Formation	Primary Standard Industrial Classification Code Number	IRS Employer Identification No.
Sensus Metering Systems (Bermuda 2) Ltd.	Bermuda	3824	98-0413362
Sensus Metering Systems IP Holdings, Inc.	Delaware	6719	43-2036056
Sensus Precision Die Casting, Inc.	Delaware	3363	61-1154640
Sensus Metering Systems—North America Inc.	Delaware	3824	25-1593089
Smith-Blair, Inc.	Delaware	3321	71-0674021
Sensus Metering Headquarters Corporation	Delaware	3363	25-1627035
M&FC Holding, LLC	Delaware	6719	25-1595706

The address, including zip code, of the principal offices of the additional registrants listed above is: 8601 Six Forks Road, Suite 300, Raleigh, NC 27615 and the telephone number, including area code, of such additional registrants at that address is (919) 845-4017.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated August 4, 2005

PROSPECTUS

Sensus Metering Systems Inc.

$275,000,000

8 5/8% Senior Subordinated Notes due 2013

We issued the 8 5/8% Senior Subordinated Notes due 2013 (the “notes”), which have been registered under the Securities Act of 1933, as amended (the “Securities Act”), in exchange for our 8 5/8% Senior Subordinated Notes due 2013 (the “old notes”), which were issued on December 17, 2003, pursuant to Rule 144A and Regulation S under the Securities Act of 1933.

We will pay interest on the notes semi-annually on June 15 and December 15 of each year. The notes will mature on December 15, 2013. Prior to December 15, 2008, we may redeem all of the notes at a price equal to 100% plus the applicable premium set forth in this offering circular. At our option, we may redeem all or a portion of the notes on or after December 15, 2008 at the redemption prices set forth in this prospectus. We may redeem up to 35% of the notes on or prior to December 15, 2006 with the net proceeds of certain equity offerings. There is no sinking fund for the notes.

The notes are our unsecured senior subordinated obligations and rank junior to our senior indebtedness and equally with all of our unsecured senior subordinated indebtedness. Our obligations under the notes are fully and unconditionally guaranteed on a senior subordinated basis by our parent and, subject to certain limitations, each of our current and future domestic restricted subsidiaries.

This prospectus is to be used by Goldman, Sachs & Co. in connection with offers and sales related to market-making transactions in the notes. Goldman, Sachs & Co. may act as principal or agent in such transactions. These sales will be made at prices related to prevailing market prices at the time of such sale. We will receive no portion of the proceeds of the sale of such notes and will bear expenses incident to the registration thereof.

There is no established trading market for the notes, and we do not intend to apply for listing of the notes on any securities exchange.

Investing in the notes involves risks. See “ Risk Factors” beginning on page 10 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

We have not authorized any dealer, salesman or other person to give any information or to make any representation other than those contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the registered securities to which it relates, nor does this prospectus constitute an offer to sell or a solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

i

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

PROSPECTUS SUMMARY

This summary may not contain all of the information that may be important to you. Please review this prospectus in its entirety, including the risk factors and financial statements and the related notes included elsewhere herein, before you decide to invest in the notes. Unless the context otherwise indicates or requires, references in this prospectus to (i) the term “Parent” refers to Sensus Metering Systems (Bermuda 2) Ltd., (ii) the term “Sensus” refers to Sensus Metering Systems Inc., the issuer of the notes, (iii) the terms “our company,” “we,” “us,” or “our” refer to Sensus and its subsidiaries, and (iv) the term “the Sensus Group” refers to Parent and its subsidiaries, including Sensus, in each case after giving effect to the acquisition of the metering systems business of Invensys plc, or “Invensys Metering Systems,” which was completed on December 17, 2003. Certain statements in this “Prospectus Summary” are forward-looking statements. See “Forward-Looking Statements.”

Financial information reflected throughout this Prospectus, unless otherwise specifically indicated, reflects information for the Sensus Group on a consolidated basis. References to “fiscal year” mean the twelve months ending March 31.

Our Company

We conduct the primary operations of the Sensus Group in North America. The Sensus Group is a leading provider of advanced metering and related communications systems to the worldwide utility industry and has over a century of experience in designing and manufacturing metering products. The Sensus Group is the largest global manufacturer of water meters, the fastest growing segment of the metering industry, and has a substantial share of the sales of automatic meter reading, or AMR, devices to North American water utilities. In 2004, our market share of the North American water metering market was estimated at approximately 28%. Additionally, we believe that the Sensus Group is a leading global developer and manufacturer of gas and heat metering systems and an emerging participant in the North American electric metering market with iCon, our solid-state electricity meter. We are recognized throughout the metering industry for developing and manufacturing metering products with long-term accuracy and unique product features, as well as for providing comprehensive customer service for all of our products. In addition to our metering business, we believe we, through our Smith-Blair, Inc. subsidiary (“Smith-Blair”) are the leading North American producer of pipe joining and repair products for water and natural gas utilities and, through our Sensus Precision Die Casting, Inc. subsidiary (“Sensus Die Casting”), a premier supplier of precision-manufactured aluminum die-castings. For fiscal 2003, 2004 and 2005, the Sensus Group had net sales from continuing operations of $504.5 million, $529.0 million and $569.8 million, respectively. The Sensus Group had net sales from continuing operations of $146.8 million for the fiscal quarter ended July 2, 2005 and $139.4 million for the fiscal quarter ended July 3, 2004.

The Sensus Group distributes metering system products to utilities located throughout the world and has a large installed base of meters worldwide, of which we estimate approximately 24 million are water meters located in North America, the Sensus Group’s largest market. The majority of our customers’ metering system purchases are for the purpose of increasing their operating income by improving the accuracy of meter readings and reducing utility operating costs. Our sales are primarily driven by the upgrade and replacement cycles of our customers’ metering systems, and by new residential and commercial construction and regulatory considerations. Our large installed base provides us with a historically stable stream of high margin distributor sales.

In the group’s most important market, the North American utility market, its core end-customers are the approximately 53,000 water, 3,000 electric and 1,300 gas utilities located throughout the continent. To serve our fragmented and geographically diverse water utility customer base, we focus our efforts on the small to mid-size utilities that have an installed base of less than 50,000 meters. Such utilities represent approximately 90% of the water utilities in North America. Our advanced metering and AMR systems are attractive to these smaller utilities, which generally have limited resources, because they reduce labor-intensive manual meter readings, improve reading accuracy and minimize the cost of repairs. In the gas and electric utility markets, we target all of the approximately 1,300 gas and 3,000 electric utilities comprising the respective markets. We reach our customer base in the North American water and gas markets primarily by utilizing a network of distributors, some of which we have had relationships with for over 30 years. Since entering the electric meter market in 2002, we have established our electric utility sales channels in North America through a combination of direct sales personnel, manufacturers’ representatives and distributors. We are generally the exclusive meter supplier to our North American distributors and manufacturers’ representatives in most of the regional and local markets they serve. Our distributors and manufacturers’ representatives, which have strong relationships with our end-customer base, frequently act as outsourced purchasing departments that offer product recommendations and provide inventory management support.

The Sensus Group has three principal product lines: metering systems products, pipe joining and repair products and precision die casting products, accounting for approximately 80%, 10% and 10% of net sales for fiscal 2005. Metering systems, the largest product line, includes advanced metering and related AMR communications systems and consists of four principal metering product categories: water, gas, heat and electricity. Under the Smith-Blair brand name, we manufacture pipe joining and repair products used primarily by water and gas utilities. Our precision die casting product line includes precision die-castings that are used internally for our gas meter housings and sold externally, primarily to Tier I automotive suppliers.

Our Smith-Blair subsidiary is the leading manufacturer of pipe joining, tapping and repair products. These products are used primarily by water and natural gas utilities to construct, extend and repair utility piping systems. Smith-Blair products are principally sold through distributors to the same utility customers that purchase our water meters. Smith-Blair’s natural gas pipeline coupling products feature our patented self-restraining EZ™ technology and provide pipe joining solutions for polyethylene (“PE”) pipe, as well as for transitions from PE pipe to metallic pipes. While Smith-Blair’s primary markets are water and gas utilities, other applications are as diverse as pulp and paper, mining, petroleum, chemical, irrigation, sewage treatment and power generator.

Our precision die casting business, conducted through Sensus Die Casting, has been producing high-performance aluminum die castings since 1956. In addition to die-castings produced for consumption in our metering business, products manufactured by Sensus Die Casting are used in approximately 70 models of automobiles. These products include air conditioning compressor housings, rack and pinion steering housings, and antilock brake housings. Although Sensus Die Casting products are principally sold in the U.S. domestic market, we are beginning to see markets develop overseas with our automotive customers.

Industry Overview

Our metering systems are sold primarily to the utility industry. Unlike the electric and gas utility markets, which are dominated by large, publicly traded or investor owned companies, the water utility market is dominated by local municipalities that generally seek to maximize revenue in budget-constrained environments. As a result, metering systems are a critical revenue measurement tool for these utilities. Over time, as meters degrade and lose accuracy due to corrosion and wear and tear, these utilities must replace their installed meter base, or risk losing revenue from their customers. Because any incremental revenue earned in excess of projected rates translates into operating income for the municipality, water utilities have a strong incentive to ensure the highest degree of accuracy in their meter readings.

In addition to the importance of the revenue stream measured by water meters, utilities have recently begun to manage their costs by deploying AMR systems. Traditionally, utilities have employed personnel to manually visit and read each meter, a laborious and expensive process prone to human error. AMR systems permit utilities to reduce the number of meter reading employees and increase accuracy by translating meter flow readings into electronic signals (encoding), rather than mechanically turning dials. Once encoded, water usage data can be read by walk-by and drive-by systems via remote signal, and increasingly, can be read remotely by fixed-network receivers installed in each neighborhood, significantly reducing a utility’s meter reading workforce and expense.

Metering Systems Products

The global metering systems market, excluding sales of AMR communications systems, generated approximately $5.8 billion in annual sales in 2002. The Sensus Group primarily competes in the North American and European markets. These markets accounted for $1.1 billion and $1.7 billion, respectively, of annual sales in 2002. The North American metering market is projected to grow at a compounded annual growth rate, or CAGR, of approximately 4% over the next two years. The overall European market is expected to contract by approximately 2% annually over the next two years, due primarily to reductions in the gas and electric metering markets. The Sensus Group’s primary European market, the water metering market, is projected to grow at a CAGR of approximately 3% over the same period.

Demand for meters has historically been driven by replacement and repair activities, upgrades to new features or technologies, new construction activity, conservation considerations and regulatory requirements. In addition, utilities have been migrating their manually read meters to technology-based, communicating metering systems (“AMR systems”). AMR systems enable utilities to lower their operating costs and increase their revenue streams through the reduction of manual meter readings and the improvement of measurement accuracy. As a result of these benefits, the AMR market has experienced significant growth. In 2004, the AMR market in North America generated an estimated $652 million in annual sales, or 59% of the North American metering and AMR systems market. This market has grown at a CAGR of approximately 16% from 2000 through 2004 and is expected to grow at a CAGR of approximately 15% over the next three years. We believe substantial expansion opportunities exist in the market for AMR systems, as only an estimated 25% of the total North American installed meter base, including water, gas and electric meters, contained AMR technologies at December 2004.

The water metering market generates an estimated $1.4 billion in global annual sales, with North America and Europe accounting for approximately $440 million and $444 million, respectively. The North American water metering market is estimated to grow at a CAGR of approximately 3% through 2007, while the European water metering market is estimated to grow at a CAGR of approximately 3% through 2007. The water metering market is comprised of sales of meters for residential, industrial and commercial applications. We estimate that the top four water meter manufacturing companies in North America represent approximately 80% of the North American water metering market, and the top four water meter manufacturing companies in Europe represent approximately 85% of the European water metering market.

In addition to water metering products, we offer metering products for the gas, electric and heat metering markets. The gas metering market generated approximately $1.2 billion in global annual sales in 2002, with North America accounting for approximately $291 million. The global electric metering market generates approximately $3.2 billion in annual sales, with North America accounting for approximately $523 million. The North American gas and electric metering markets are projected to grow at a CAGR of approximately 5% and 4%, respectively, from 2001 to 2007. The heat metering market, which is generally limited to Europe, generates approximately $262 million in annual sales. The European heat market is projected to contract at an annual rate of 4% through 2007, while ultrasonic technology is expected to gain acceptance and grow at a CAGR of approximately 9% during the same period.

Pipe Joining and Repair Products

Our Smith-Blair brand competes in the North American pipe joining, tapping and repair products market. Pipe joining, tapping and repair products consist principally of pipe couplings, tapping sleeves and saddles, and repair clamps that are used by utilities in pipe joining and pipe repair applications. We estimate this market was essentially flat in 2004. Demand for pipe joining, tapping and repair products is driven by new construction, replacements and repairs. Replacement and repair demand is driven by aging infrastructure as well as extreme weather conditions, including freezes, droughts and earthquakes. Due to the often time-sensitive nature of customer demand for pipe joining, tapping and repair products, a company’s ability to promptly respond to customer needs with effective engineering solutions plays a significant role in its success within this market. Smith-Blair successfully differentiates itself by providing the widest range of both standard products and engineered-to-order products, while maintaining the highest levels of customer service and, we believe, the shortest lead times in the industry.

Precision Die Casting Products

In North America, approximately 250 die casters produce thousands of castings for numerous products ranging from components for automobiles to medical devices. Sensus Die Casting’s products consist of high quality thin-wall, low-porosity aluminum die-castings, generally targeting the automotive industry and gas utility markets in North America. We believe that only four other precision die casters in the United States have the ability to produce products that are similar to those produced by Sensus Die Casting. Sales within the precision die casting market are largely dependent on the success of the automotive platform for which the products are manufactured. Pricing of precision die casting products also tends to decline over time reflecting operating efficiencies achieved over the life of a product, the cost savings of which are typically passed on to customers. Growth in the precision die casting market is driven primarily by the automotive market, which we estimate accounts for 56% of the market, and by the aircraft, major appliances, machine tool and heavy machinery sectors.

Competitive Strengths

We believe that the Sensus Group is distinguished by the following competitive strengths:

•	Market Leading Positions.

•	Large Installed Base with Strong Recurring Sales Stream.

•	Premier Product and Design Reputation.

•	Strong Position in North American Water AMR Sales.

•	Established Relationships with Distributors.

•	Solid Cash Flow Generation.

•	Experienced Management Team.

Business Strategy

The goal of the Sensus Group is to continue to be a leader in the metering system industry by providing value-added advanced metering and related communications systems for the worldwide utility industry. We and other members of the group intend to achieve this goal by pursuing the following strategies:

•	Maintain Focus on Core North American Market.

•	Continue to Develop Market-leading Technologies.

•	Capitalize on Metering Technology Leadership in Complementary Markets.

•	Enhance North American Distributor Relationships.

•	Continue to Reduce Costs and Improve Productivity.

•	Selectively Pursue Strategic Opportunities.

The Acquisition

On December 17, 2003, Sensus Metering Systems Inc. acquired Invensys Metering Systems from certain affiliates of Invensys plc (“Invensys”). Prior to the completion of this acquisition, we had no active business operations. The acquisition was funded through a combination of borrowings under our senior credit facilities, proceeds from the offering of the old notes and capital contributions from the principal equity investors in the Sensus Group, which are comprised of certain funds affiliated with The Resolute Fund, L.P. that are managed by The Jordan Company, L.P. (collectively, “The Resolute Fund”) and GS Capital Partners 2000, L.P. and certain of its affiliated investment partnerships (collectively, “GS Capital Partners”). The Resolute Fund and GS Capital Partners beneficially own approximately 64.1% and 32.1% of Sensus, respectively, through their ownership of the voting equity of our ultimate parent, Sensus Metering Systems (Bermuda 1) Ltd., or Holdings. Persons affiliated with The Resolute Fund have the ability to designate a majority of the members of the board of directors of Holdings. We refer to the acquisition of Invensys Metering Systems by our company, together with the offering of the old notes, borrowings under senior credit facilities, the equity contribution of our principal investors and the use of proceeds therefrom, as the “Acquisition.” Please refer to the section entitled “The Acquisition” for a summary description of the terms of the acquisition of Invensys Metering Systems and the related equity contribution and to the section entitled “The Senior Credit Facilities” for a summary description of the terms of our senior credit facilities.

Senior Credit Facilities

The Sensus Group has entered into senior credit facilities with a syndicate of lenders providing for senior secured financing of $300 million, consisting of (a) two term loan facilities in the aggregate amount of $230.0 million and (b) two revolving credit facilities in the aggregate amount of $70.0 million. The full amount of the term loan facilities was drawn to fund a portion of the purchase price for Invensys Metering Systems. At July 2, 2005, approximately $4.1 million of the $70.0 million of availability under the revolving credit facilities was either used to support letters of credit or outstanding as borrowings under the revolving credit facilities. At July 2, 2005, approximately $224.8 million was outstanding under the term loan facilities. The senior credit facilities require the Sensus Group to comply with certain financial covenants, consisting of maximum total leverage ratios, minimum interest coverage ratios and minimum fixed charge coverage ratios.

Terms of the Notes

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	Sensus Metering Systems Inc.

Securities Offered	$275.0 million aggregate principal amount of 8 5/8% Senior Subordinated Notes due 2013.

Maturity Date	December 15, 2013.

Interest	8 5/8% per annum, payable semi-annually in arrears on June 15 and December 15.

Guarantees

The notes are unconditionally guaranteed, jointly and severally and on an unsecured senior subordinated basis, by Parent and, subject to certain limited exceptions, all our existing and future domestic subsidiaries. Our foreign subsidiaries do not guarantee the notes.

Ranking	The notes are our unsecured senior subordinated obligations. The notes and related guarantees rank:

•	junior to all of our and the guarantors’ existing and future senior indebtedness;

•	equally with any of our and the guarantors’ existing and future senior subordinated indebtedness; and

•	senior to any of our and the guarantors’ existing and future subordinated indebtedness.

As of July 2, 2005, the Sensus Group had approximately $224.8 million of senior indebtedness outstanding, all of which is secured. The notes are structurally subordinated to all of the existing and future liabilities of our subsidiaries that do not guarantee the notes. As of July 2, 2005, the non-guarantor subsidiaries had approximately $134.8 million of combined total liabilities (including trade payables and $29.3 million borrowed by one of our European subsidiaries under the term loan facilities, but excluding debt owed to the issuer or any note guarantor).

Optional Redemption

Prior to December 15, 2008, we may redeem all, but not less than all, of the notes in cash at a redemption price equal to 100% of their principal amount plus the Applicable Premium (as defined in “Description of the Notes—Optional Redemption”), plus accrued and unpaid interest to the redemption date.

We may redeem the notes at any time and from time to time on or after December 15, 2008 in whole or in part, in cash at the redemption prices described in this prospectus, plus accrued and unpaid interest to the date of redemption. In addition, at any time and from time to time, before December 15, 2006, we may redeem up to 35% of the notes with the proceeds of certain equity offerings.

Change of Control

If a change of control occurs, subject to certain conditions, we must give holders of the notes an opportunity to sell to us the notes at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. See “Description of the Notes—Change of Control.”

Certain Covenants

The indenture governing the notes contains covenants that, among other things, limit the ability of Parent, our parent company, and the ability of each of its restricted subsidiaries, including the issuer, to:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	pay dividends on its capital stock or redeem, repurchase or retire its capital stock or subordinated indebtedness;

•	make certain investments;

•	enter into arrangements that restrict dividends from its subsidiaries;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of its subsidiaries; and

•	merge, amalgamate or consolidate with other companies or transfer all or substantially all of its assets.

The limitations will be subject to a number of important qualifications and exceptions. See “Description of the Notes—Certain Covenants.”

For additional information about the notes, see the section of this prospectus entitled “Description of the Notes.”

Risk Factors

Before making an investment decision with respect to the notes, you should consider carefully the information included in the “Risk Factors” section as well as other information set forth in this prospectus.

Corporate Offices

Our principal executive offices are located at 8601 Six Forks Road, Suite 300, Raleigh, NC 27615 and our phone number is (919) 845-4017.

SUMMARY HISTORICAL FINANCIAL DATA

The following table presents summary historical combined financial data for the Sensus Group that have been derived from the audited consolidated financial statements of Sensus Metering Systems (Bermuda 2) Ltd. as of March 31, 2005, for the year ended March 31, 2005 and for the period from Inception (December 18, 2003) through March 31, 2004 and of Invensys Metering Systems (the “Predecessor”) as of March 31, 2003 and for the period from April 1, 2003 through December 17, 2003 and for each of the three years in the period ended March 31, 2003 and from the unaudited consolidated financial statements of Sensus Metering Systems (Bermuda 2) Ltd. as of July 2, 2005 and for the quarters ended July 2, 2005 and July 3, 2004. The consolidated financial statements of Sensus Metering Systems (Bermuda 2) Ltd. as of March 31, 2005, for the year ended March 31, 2005 and for the period from Inception (December 18, 2003) through March 31, 2004 and of the Predecessor as of March 31, 2003 and for the period from April 1, 2003 through December 17, 2003 and for the year ended March 31, 2003 are included elsewhere in this prospectus and have been audited by Ernst & Young LLP, independent auditors. The following information should be read in conjunction with “Capitalization,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements and the related notes thereto included elsewhere in this prospectus.

	Predecessor (4)								Period from Inception (December 18, 2003) to March 31, 2004		Fiscal Year Ended March 31, 2005
($ in millions)	Fiscal Year Ended March 31,						Period from April 1, 2003 to December 17, 2003						Fiscal Quarter Ended
	2001		2002		2003								July 3, 2004		July 2, 2005
Income Statement Data:
Net sales	$531.3		$496.4		$504.5		$364.6		$164.4		$569.8		$139.4		$146.8
Income (loss) from continuing operations	$25.6		$34.8		$33.3		$10.0		$(1.5)		$(4.2)		$9.7		$9.4

Other Financial Data:
EBITDA (1)	$80.5		$69.1		$79.9		$43.2		$20.8		$79.9		$19.1		$17.6
Restructuring and other similar costs (2)	31.9		22.7		12.4		9.6		1.1		8.1		2.0		1.4
Capital expenditures	17.3		18.7		11.8		8.4		6.1		22.4		3.4		3.8
Ratio of earnings to fixed charges (3)	28.1	x	40.4	x	31.9	x	31.0	x	0.8	x	1.1	x		0.8x	1.0	x

Balance Sheet Data:
Cash and cash equivalents	$9.4		$8.9		$17.1		—		$48.5		$54.9		$36.6		$46.6
Total assets	669.7		629.6		670.0		—		952.9		940.2		939.2		915.9
Total debt	2.1		—		14.1		—		506.6		500.4		503.9		499.8
Stockholder’s equity	513.4		485.9		496.3		—		198.0		194.0		197.1		190.4

(1)

For a reconciliation of the net income of the Sensus Group to EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures”. We have presented EBITDA because management considers EBITDA to be an important measure of financial performance. Among other things, management believes that EBITDA provides useful information for our investors for trending, analyzing and benchmarking the performance and value of our business. Management also believes that EBITDA is useful in assessing current performance compared with the historical performance of our predecessor because significant line items within our income statements such as depreciation, amortization and interest expense are significantly impacted by the Acquisition. Internally, EBITDA is used as a financial measure to assess the performance of our business and is an important measure in our incentive compensation plans. EBITDA should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity.

(2)	For additional information regarding restructuring and other similar costs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Restructuring and Cost Savings Initiatives.” These restructuring and other similar costs (and certain other costs) are added to net income for purposes of determining compliance by the Company with the financial covenants of both the senior credit facilities and the indentures governing the notes.
(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes and fixed charges. Fixed charges include interest expense and the portion of rental expense that we believe is representative of the interest component of rent expense (assumed to be 33%).
(4)	On December 17, 2003, the Company acquired the metering systems and certain other businesses from Invensys plc (the “Acquisition”). Prior to the date of the Acquisition, the Company had no operations. As a result of the Acquisition, we changed the basis of accounting and acquired substantial debt, such that the financial results of periods prior to the Acquisition are not necessarily comparable to results after the Acquisition. Information for periods prior to December 18, 2003 reflect results of operations and other data for our predecessor, Invensys Metering Systems.

RISK FACTORS

An investment in the notes involves a high degree of risk. You should carefully consider the risks described below, together with the other information contained in this prospectus, before investing in the notes. If any of the following risks actually occur, our business, financial results and operating results could be materially and adversely affected, which, in turn, could adversely affect our ability to repay the notes.

Risks Relating to this Offering and the Notes

Our substantial indebtedness could adversely affect our financial health, harm our ability to react to changes to our business and could prevent us from fulfilling our obligations under our indebtedness, including the notes.

We are highly leveraged and have significant debt service obligations. As of July 2, 2005, the Sensus Group had total debt of approximately $499.8 million outstanding. For fiscal 2004, on a pro forma basis, after giving effect to the Acquisition, the cash interest expense of the Sensus Group would have been $35.4 million. For fiscal 2005, the cash interest expense of the Sensus Group was $34.3 million.

Our substantial level of indebtedness increases the possibility that we may be unable to generate cash sufficient to pay, when due, the principal of, interest on or other amounts due in respect of our indebtedness. Our substantial debt could also have other important consequences. For example, it could:

•	increase our vulnerability to general economic downturns and adverse competitive and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to competitors that have less debt; and

•	limit our ability to raise additional financing on satisfactory terms or at all.

Furthermore, our interest expense could increase if interest rates increase because all of our debt under the credit agreement governing our senior secured credit facilities is variable rate debt. Our senior secured credit facilities include term loan facilities in an aggregate amount of $224.8 million, each of which bear interest at the adjusted LIBOR plus 2.50% or the alternate base rate plus 1.50%, and revolving credit facilities in an aggregate amount of $70.0 million, each of which bear interest at the adjusted LIBOR plus 2.50% or the alternate base rate plus 1.50% (exclusive, in each case, of a 0.50% facility fee). See “The Senior Credit Facilities.”

Despite current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. Although the indenture governing the notes and the credit agreement governing our senior secured credit facilities contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. For example, the indenture governing the notes allows us to incur additional indebtedness so long as on the date of the incurrence thereof, our Consolidated Coverage Ratio (as defined in the indenture governing the notes) exceeds 2.00 to 1.00. In addition, the indenture governing the notes allows us to incur indebtedness in the aggregate amount that is available under our senior credit facilities plus other specifically identified additional amounts, including a general carve-out from the restrictions on indebtedness included therein, in the amount of

$25.0 million, whether or not we satisfy the ratio. As of July 2, 2005, the Sensus Group had approximately $65.9 million of borrowings available under the revolving credit facilities of the senior credit facilities. Any additional borrowings could be senior to the notes and the related guarantees. If we incur additional debt in the future, the risks associated with our substantial leverage would increase.

See “The Senior Credit Facilities” and “Description of the Notes” for a detailed description of the qualifications and exceptions to our ability to incur additional indebtedness.

To service our indebtedness, we require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

Our ability to make payments on and to refinance our indebtedness, including the notes and amounts borrowed under our senior secured credit facilities, and to fund our operations, depend on our ability to generate cash in the future, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We cannot assure you, however, that our business will generate sufficient cash flow from operations, that currently anticipated cost savings and operating improvements will be realized on schedule or at all or that future borrowings will be available to us under our senior secured credit facilities or otherwise in amounts sufficient to enable us to service our indebtedness, including the notes and amounts borrowed under the senior secured credit facilities, or to fund our other liquidity needs. If we cannot service our debt, we will have to take actions such as reducing or delaying capital investments, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We cannot assure you that any of these remedies could, if necessary, be effected on commercially reasonable terms, or at all. In addition, the indenture for the notes and the credit agreement for our senior secured credit facilities may restrict us from adopting any of these alternatives. Furthermore, neither The Resolute Fund nor GS Capital Partners has any continuing obligation to provide us with debt or equity financing. Because of these and other factors beyond our control, we may be unable to pay the principal, premium, if any, interest or other amounts on the notes.

See “The Senior Credit Facilities” and “Description of the Notes.”

Restrictive covenants in the senior credit facilities and the indenture governing the notes may restrict our ability to pursue our business strategies.

Our senior secured credit facilities contain a number of restrictive covenants that impose significant operating and financial restrictions on us and may limit our ability to engage in acts that may be in our long-term best interests. Our senior secured credit facilities include covenants restricting, among other things, our ability to:

•	guarantee or incur additional debt;

•	incur liens and engage in sale leaseback transactions;

•	make loans and investments;

•	declare dividends or redeem or repurchase capital stock;

•	engage in mergers, amalgamations, acquisitions and other business combinations;

•	prepay, redeem or purchase subordinated debt (including the notes);

•	amend or otherwise alter terms of debt (including the notes);

•	sell assets;

•	transact with affiliates; and

•	alter the business that we conduct.

For a discussion of the restrictive covenants and the qualifications and exceptions thereto, see “Description of the Notes—Certain Covenants.”

The indenture governing the notes also contains numerous covenants including, among other things, restrictions on our ability to:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	pay dividends on our capital stock or redeem, repurchase or retire our capital stock or subordinated indebtedness;

•	make certain investments;

•	enter into arrangements that restrict dividends from our subsidiaries;

•	engage in transactions with affiliates;

•	sell assets, including capital stock of our subsidiaries; and

•	merge, amalgamate or consolidate with other companies or transfer all or substantially all of our assets.

Our senior secured credit facilities also include financial covenants, including requirements that we maintain:

•	a minimum interest coverage ratio;

•	a minimum fixed charge coverage ratio; and

•	a maximum leverage ratio.

These financial covenants become more restrictive over time.

Our breach of any covenant contained in our senior secured credit facilities or the indenture governing the notes could have an adverse effect on our ability to repay the notes and our other debt.

A breach of any covenant contained in our senior secured credit facilities or the indenture governing the notes, including the inability to comply with the required financial ratios contained therein, could result in a default under our senior secured credit facilities or the notes. If any such default occurs, the lenders under our senior secured credit facilities and the holders of the notes may elect to declare all outstanding borrowings, together with accrued interest and other amounts payable thereunder, to be immediately due and payable. The lenders under our senior secured credit facilities also have the right in these circumstances to terminate any commitments they have to provide further borrowings. In addition, following an event of default under our senior secured credit facilities, the lenders under these facilities will have the right to proceed against the collateral granted to them to secure the debt, which includes the available cash of Sensus and its subsidiaries that guarantee the senior secured facilities, and they will also have the right to prevent us from making debt service payments on the notes. If the debt under our senior secured credit facilities or the notes were to be accelerated, we cannot assure you that our assets would be sufficient to repay in full the notes and our other debt. As of July 2, 2005, the Sensus Group was in full compliance with the financial restrictions and covenants of the senior credit facilities and the indenture governing the notes. Your right to receive payments on the notes is subordinated to the borrowings under our senior secured credit facilities and possibly all of our future borrowings. Further, the guarantees of the notes are junior to all of the guarantors’ existing senior indebtedness and possibly to all of the guarantors’ future borrowings.

The notes and the guarantees rank behind all of our and the guarantors’ existing senior indebtedness, including the senior secured credit facilities, and rank behind all of our and the guarantors’ future borrowings, in each case, except any future indebtedness that expressly provides that it ranks equal with, or junior in right of payment to, the notes and the guarantees, as applicable. As of July 2, 2005, we had approximately $224.8 million of senior indebtedness outstanding, all of which is secured. In addition, our senior secured credit facilities and the indenture for the notes permit us to incur up to $85.0 million in additional borrowings under our revolving credit facilities, subject, in the case of our senior secured credit facilities, to compliance with the covenants and conditions to borrowings under the senior secured credit facilities, which borrowings would be senior to the notes and the guarantees. We are permitted to incur substantial additional indebtedness, including senior indebtedness, in the future.

As a result of this subordination, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our senior debt and the senior debt of the guarantors are entitled to be paid in full and in cash before any payment may be made with respect to the notes or the guarantees.

All payments on the notes and the guarantees may be blocked by our senior lenders in the event of a payment default on senior debt and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on designated senior debt.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors, holders of the notes will participate with the trade creditors and all other holders of our and the guarantors’ senior subordinated indebtedness in the assets remaining after we and the guarantors have paid all of the senior secured indebtedness. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the notes may receive less, ratably, than holders of trade payables or other unsecured, unsubordinated creditors in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors, and holders of the notes may receive less, ratably, than the holders of senior indebtedness.

The notes are not secured by our assets nor those of our guarantors, and the lenders under our senior secured credit facilities are entitled to remedies available to a secured lender, which gives them priority over you to collect amounts due to them.

In addition to being subordinated to all our existing and future senior debt, the notes and the guarantees are not secured by any of our assets. Our obligations under our senior secured credit facilities are secured by, among other things, a first priority pledge of all the common stock of Sensus, substantially all our assets and substantially all the assets of certain of the guarantors as well as certain of the assets of our foreign subsidiaries with respect to the portions of our senior secured credit facilities that are made available to such subsidiaries. If we become insolvent or are liquidated, or if payment under our senior secured credit facilities or in respect of any other secured indebtedness is accelerated, the lenders under our senior secured credit facilities or holders of other secured indebtedness will be entitled to exercise the remedies available to a secured lender under applicable law (in addition to any remedies that may be available under documents pertaining to our senior secured credit facilities or other senior debt). Upon the occurrence of any default under our senior secured credit facilities (and even without accelerating the indebtedness under our senior secured credit facilities), the lenders may be able to prohibit the payment of the notes and guarantees either by limiting our ability to access our cash flow or under the subordination provisions contained in the indenture governing the notes. See “The Senior Credit Facilities” and “Description of the Notes—Ranking.”

The notes are not guaranteed by any of Parent’s non-domestic subsidiaries and, as a result, are effectively subordinated to all obligations of the non-guarantor subsidiaries.

The subsidiary guarantors of the notes include only our wholly-owned domestic subsidiaries, subject to certain limited exceptions. The notes are not guaranteed by Parent’s other subsidiaries (including all of Parent’s foreign subsidiaries). One foreign subsidiary of Parent incurred $29.3 million of debt under a new European term loan facility and may in the future incur $30.0 million under a new European revolving credit facility. As a result of this structure, the notes are effectively subordinated to all indebtedness and other obligations, including trade payables, of the non-guarantor subsidiaries of Parent. The effect of this subordination is that, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding involving a non-guarantor subsidiary, the assets of that subsidiary could not be used to pay you until after all other claims against that subsidiary, including trade payables, have been fully paid. In addition, holders of minority equity interests in non-guarantor subsidiaries may receive distributions prior to or pro rata with us depending on the terms of the equity interests.

The historical financial data included in this prospectus include data for Parent’s non-guarantor subsidiaries. In fiscal 2005, the aggregate net sales of the non-guarantor subsidiaries were $182.9 million, representing approximately 32% of total sales of the Sensus Group and the net loss of the non-guarantor subsidiaries was $10.7 million. As of July 2, 2005, the aggregate total assets, excluding intercompany balances (based on book value), of the non-guarantor subsidiaries were $201.2 million, representing approximately 22% of total assets of the Sensus Group (based on book value). As of the same date, the non-guarantor subsidiaries had approximately $134.8 million of total liabilities (including trade payables and $29.3 million borrowed by a European subsidiary of Parent under our term loan facilities, but excluding debt owed to the issuer of the notes or any note guarantor).

Federal and state fraudulent transfer laws and Bermuda law permit a court to void the notes and the guarantees and, if that occurs, you may not receive any payments on the notes.

The notes are guaranteed by each of the guarantors. Our issuance of the notes and the issuance of the guarantees by the guarantors may be subject to review under federal and state fraudulent transfer and conveyance statutes or under Bermuda law if a bankruptcy, liquidation or reorganization proceeding, including circumstances in which bankruptcy is not involved, is commenced at some future date by, or on behalf of, our unpaid creditors or unpaid creditors of our guarantors. While the relevant laws may vary from state to state, under such laws the issuance of the notes and the guarantees and the application of the proceeds therefrom will be a fraudulent conveyance if (1) we issued the notes and the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of (2) only, one of the following is true:

•	we or any of the guarantors were or was insolvent, or rendered insolvent, by reason of such transactions;

•	we or any of the guarantors were or was engaged in a business or transaction for which our or the applicable guarantor’s assets constituted unreasonably small capital; or

•	we or any of the guarantors intended to, or believed that we or it would, be unable to pay debts as they matured.

If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or subordinate the notes or such guarantee to presently existing and future indebtedness of ours or of the applicable guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any payment on the notes.

The measures of insolvency for purposes of fraudulent transfer laws vary depending upon the governing law. Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts was greater than the fair value of all its assets;

•	the present fair saleable value of its assets is less than the amount required to pay the probable liability on its existing debts and liabilities as they become due; or

•	it cannot pay its debts as they become due.

A court would likely find that a subsidiary guarantor did not receive reasonably equivalent value or fair consideration for its subsidiary guarantee if the subsidiary guarantor did not substantially benefit directly or indirectly from the issuance of the notes. Each subsidiary guarantee of the notes will contain a provision intended to limit the subsidiary guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its subsidiary guarantee to be a fraudulent transfer. This provision may not be effective to protect the subsidiary guarantees from being voided under applicable fraudulent transfer law.

An active trading market may not develop for the notes, which may make the notes illiquid and adversely affect the market price quoted for the notes

You cannot be sure that an active trading market will develop for the notes. We do not intend to apply for a listing of the notes on a securities exchange or any automated dealer quotation system. We have been advised by Goldman, Sachs & Co. that as of the date of this prospectus Goldman, Sachs & Co. intends to make a market in the notes. Goldman, Sachs & Co. is not obligated to do so, however, and any market-making activities with respect to the notes may be discontinued at any time without notice. In addition, such market-making activity will be subject to limits imposed by the Securities Act and the Securities Exchange Act of 1934. Because Goldman, Sachs & Co. is our affiliate, Goldman, Sachs & Co. is required to deliver a current “market-making” prospectus and otherwise comply with the registration requirements of the Securities Act in any secondary market sale of the notes. Accordingly, the ability of Goldman, Sachs & Co. to make a market in the notes may, in part, depend on our ability to maintain a current market-making prospectus. In addition, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be adversely affected by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

We may not be able to fulfill our repurchase obligations in the event of a change of control.

Upon the occurrence of any change of control, we will be required to make a change of control offer to repurchase the notes. Any change of control also would constitute a default under our senior secured credit facilities. Therefore, upon the occurrence of a change of control, the lenders under our senior secured credit facilities would have the right to accelerate their loans, and we would be required to repay all of our outstanding obligations under our senior secured credit facilities. Also, as our senior secured credit facilities will generally prohibit us from purchasing any notes, if we do not repay all borrowings under our senior secured credit facilities first or obtain the consent of the lenders under our senior secured credit facilities, we will be prohibited from purchasing the notes upon a change of control.

In addition, if a change of control occurs, there can be no assurance that we will have available funds sufficient to pay the change of control purchase price for any of the notes that might be delivered by holders of the notes seeking to accept the change of control offer and, accordingly, none of the holders of the notes may receive the change of control purchase price for their notes. Our failure to make the change of control offer or to pay the change of control purchase price when due would result in a default under the indenture governing the notes. See “Description of the Notes—Defaults.”

Bankruptcy may delay payment on the notes.

The Bankruptcy Code generally prohibits the payment of pre-bankruptcy debt by a company that commences a bankruptcy case. If we and the guarantors became debtors in bankruptcy cases, so long as the cases were pending you would likely not receive any payment of principal or interest due under the notes.

There are state securities law restrictions on resale of the notes.

In order to comply with the securities laws of certain jurisdictions, the notes may not be offered or resold by any holder unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and the requirements of such exemption have been satisfied. We do not currently intend to register or qualify the resale of the notes in any such jurisdictions. However, an exemption is generally available for sales to registered broker-dealers and certain institutional buyers. Other exemptions under applicable state securities laws may also be available.

Redemption may adversely affect your return on the notes.

The notes are subject to redemption at our option. We may choose to redeem the notes at times when prevailing interest rates may be relatively low. In that circumstance, you generally will not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the notes.

The Internal Revenue Service may challenge our position on the tax treatment of additional interest on the notes which, if successful, could have an adverse effect on the holders of notes.

We intend to take the position that amounts of additional interest which are payable on the notes under certain circumstances (see “Material United States Federal Income Tax Consequences—U.S. Holders—Additional Interest”) will be included in income by a U.S. Holder at the times when such amounts are paid or accrued in accordance with such U.S. Holder’s regular method of tax accounting. While we believe that our position would be upheld if it were challenged by the Internal Revenue Service, or IRS, due to uncertainty in the applicable law it is not possible to predict with certainty the outcome of such a challenge. If the IRS were to succeed in challenging our position, U.S. Holders might be required to include such additional interest in income prior to the time it is paid regardless of such holder’s regular method of tax accounting.

You may have difficulty in effecting service of process on our non-U.S. resident directors and officers and in enforcing liabilities against them or Parent.

Parent is a Bermuda exempted company. Certain of its directors and officers may not be residents of the United States, and a substantial portion of its assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against Parent or those persons based on the civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the United States) against Parent or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against Parent or its directors or officers under the securities laws of other jurisdictions (including the United States). See “Service of Process and Enforcement of Liabilities.”

Risks Relating to Our Business

We are controlled by our principal investors, whose interests in our business may be different than yours and who control the appointment of our board of directors. As a result, conflicts may exist with respect to fundamental business decisions.

Our principal investors, The Resolute Fund and GS Capital Partners, beneficially own approximately 64.1% and 32.1% of Sensus, respectively, through their equity interests in Holdings. Our entire board was designated by persons affiliated with The Resolute Fund and GS Capital Partners, and persons affiliated with The Resolute Fund have the ability to designate a majority of the board. In addition, persons affiliated with our principal investors control the appointment of management and the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. The interests of our principal investors and their affiliates, with respect to these and other business decisions, could conflict with yours. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the interests of our principal investors as equity holders might conflict with your interests as a note holder. Affiliates of our principal investors may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a holder of the notes. In addition, our principal investors or their affiliates may in the future own businesses that directly compete with ours.

We have recorded a significant amount of intangible assets that may never generate the returns we expect, which may require us to write off a significant portion of our intangible assets and would have an adverse effect on our financial condition and results of operations.

Our acquisitions have resulted in significant increases in identifiable intangible assets and goodwill. Identifiable intangible assets, which include customer relationships, trademarks and tradenames, patents and a non-competition agreement, were $230.8 million at July 2, 2005, representing 25% of total assets. The amortization expense associated with the identifiable intangible assets of the Sensus Group was $21.3 million in fiscal 2005 and is expected to be approximately $68.6 million over the next four fiscal years. The large amount of amortization expense will adversely affect the net income of the Sensus Group during this period. Goodwill, which relates to the excess of cost over the fair value of the net assets of the businesses we acquired, was $331.6 million at July 2, 2005, representing 36% of our total assets. Total identifiable intangible assets, including trademarks, tradenames, patents, customer relationships and a non-competition agreement, increased substantially as a result of the Acquisition.

Goodwill and identifiable intangible assets, which are deemed to have indefinite lives, are recorded at fair value on the date of acquisition and, under FAS 142, are reviewed at least annually for impairment. Impairment may result from, among other things, deterioration in the performance of the acquired business, adverse market conditions, adverse changes in applicable laws or regulations, including changes that restrict the activities of the acquired business, and a variety of other circumstances. The amount of any impairment must be charged to earnings. We may never realize the full value of our intangible assets. Any future determination requiring the write-off of a significant portion of intangible assets would have an adverse effect on our financial condition and results of operations.

We are dependent on the utility industry, which may experience volatility. This volatility could cause our results of operations to vary significantly from period to period.

In fiscal 2005, approximately 90% of total net sales of the Sensus Group were derived from sales of products and services to the utility industry. Purchases of our products are, to a substantial extent, deferrable in the event that utilities reduce capital expenditures as a result of, among other factors, mergers and acquisitions, pending or unfavorable regulatory decisions, poor sales due to weather conditions, rising interest rates or general economic downturns.

The utility industry, both domestic and foreign, is generally characterized by long budgeting, purchasing and regulatory process cycles that can take up to several years to complete. Our utility customers typically issue requests for quotes and proposals, establish evaluation committees, review different technical options with vendors, analyze performance and cost/benefit justifications and perform a regulatory review, in addition to applying the normal budget approval process within a utility.

Such purchase decisions are often put on hold indefinitely when merger negotiations begin. If our customers engage in a high amount of merger and acquisition activity, our sales could be materially adversely affected. If future state or other regulatory decisions are issued that cause a delay in purchasing decisions, or if we experience changes in our customer base or requirements to modify our products and services (or develop new products or services) to meet the needs of market participants, our results could be materially and adversely affected.

Many of our products are distributed to utilities contractors in connection with residential, commercial and industrial construction projects. Historically, new housing construction has decreased during economic slowdowns, and the level of activity in the commercial and industrial construction markets depends on the general economic outlook, corporate profitability, interest rates and existing plant capacity utilization. In general, factors such as trends in the construction industry, billing practices, changes in municipal spending or other factors that influence metering products sales are not within our control and, as a result, may have a material adverse effect on our operating results and financial condition.

We are facing increasing competition. If we are unable to successfully implement our business strategy we risk losing market share to these competitors.

We face competitive pressures from a variety of companies in each of the markets we serve. Some of our present and potential future competitors have or may have substantially greater financial, marketing, technical or manufacturing resources, and in some cases, greater name recognition, market penetration and experience than us. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements. They may also be able to devote greater resources to the development, promotion and sale of their products and services than we can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties that increase their ability to address the needs of our prospective customers. It is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. If we cannot compete successfully against current or future competitors, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Additionally, some of our larger, more sophisticated customers are attempting to reduce the number of vendors from which they purchase to increase their efficiency. If we are not selected to become one of these preferred providers, we may lose access to certain sections of the markets in which we compete. Our customers increasingly demand a broad product range and we must continue to develop our expertise to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in research and development, manufacturing, customer service and support, marketing and our distribution networks. We may also have to adjust the prices of some of our products to stay competitive. We cannot assure you that we will have sufficient resources to continue to make such investments or that we will maintain our competitive position within each of the markets we serve.

We are subject to the effects of fluctuations in foreign exchange rates.

The financial condition and results of operations of each operating foreign subsidiary of Parent are reported in the relevant local currency and then translated into U.S. dollars at the applicable currency exchange rate for inclusion in the financial statements of the Sensus Group. Exchange rates between these currencies and U.S. dollars in recent years have fluctuated significantly and may do so in the future. For example, for fiscal 2005, net sales were positively impacted by the appreciation of the euro versus the U.S. dollar by $13.4 million. During that same period, had the U.S. dollar appreciated versus the euro, the U.S. dollar denominated net sales for the Sensus Group would have been adversely impacted.

In addition to currency translation risks, the Sensus Group incurs currency transaction risk whenever one of its operating subsidiaries enters into either a purchase or a sales transaction using a different currency than the currency in which it receives revenues. Given the volatility of exchange rates, there can be no assurance that the Sensus Group will be able to effectively manage its currency transaction and/or translation risks or that any volatility in currency exchange rates will not have a material adverse effect on the financial condition or results of operations of the Sensus Group. The majority of the Sensus Group’s businesses source raw materials and sell their products within their local markets in their functional currencies and, therefore, have limited transaction exposure.

We depend on our ability to develop new products for our success. There is no guarantee we will continue to be successful in developing new products.

We have made, and expect to continue to make, substantial investments in technology development. Our future success will depend, in part, on our ability to continue to design and manufacture new competitive products and to enhance our existing products. This product development will require continued investment to maintain our market position. There can be no assurance that unforeseen problems will not occur with respect to the development, performance or market acceptance of our technologies or products or that we will meet our product development schedules. In addition, there can be no assurance that we will have market acceptance of our new products and systems. For example, market acceptance for AMR systems varies by country based on such factors as the regulatory and business environment, labor costs and other economic conditions. We believe that our customers rigorously evaluate their suppliers on the basis of a number of factors, including:

•	product quality;

•	reliability and timeliness of delivery;

•	new product innovation;

•	price competitiveness;

•	technical expertise and development capability;

•	product design capability;

•	manufacturing expertise;

•	operational flexibility;

•	customer service; and

•	overall management.

Our success depends on our ability to continue to meet our customers’ changing requirements. We cannot assure you that we will be able to address technological advances or introduce new products that may be necessary to allow us to remain competitive within our businesses. Furthermore, we cannot assure you that we can adequately protect any of our own technological developments to produce a sustainable competitive advantage.

We rely on our information technology systems to conduct our business. If these systems fail to adequately perform these functions, or if we experience an interruption in their operation, our business and financial results could be adversely affected.

The efficient operation of our business is dependent on our information technology systems. We rely on our information technology systems to effectively manage our business data, communications, computing needs and production and supply chain, and conduct order entry, order fulfillment, inventory replenishment, e-commerce and other business processes. The failure of our information technology systems to perform as we anticipate could disrupt our business and could result in decreased sales, increased overhead costs, excess inventory and product shortages, causing our business and results of operations to suffer. In addition, our information technology systems are vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power loss and computer systems failure and viruses. Any such interruption could have a material adverse effect on our business.

If we are unable to make necessary capital investments, our business may be adversely affected.

We periodically make capital investments to, among other things, maintain and upgrade our facilities and enhance our production processes. As we maintain and grow our business, we may have to incur significant capital expenditures. We believe that we will be able to fund these expenditures through cash flow from operations and borrowings under our senior secured credit facilities. We cannot assure you that we will have, or be able to obtain, adequate funds to make all necessary capital expenditures when required, or that the amount of future capital expenditures will not be materially in excess of our anticipated or current expenditures. If we are unable to make necessary capital expenditures, our product line may become dated, our productivity may be decreased and the quality of our products may be adversely affected, which, in turn, could reduce our sales and profitability.

If we cannot successfully implement our business strategy, our business, results of operations and potential for growth will be adversely affected.

Our ability to achieve our business and financial objectives is subject to a variety of factors, many of which are beyond our control, and we may not be successful in implementing our strategy. In addition, the implementation of our strategy may not improve our operating results. We may decide to alter or discontinue aspects of our business strategy and may adopt alternative or additional strategies due to business or competitive factors or factors not currently expected, such as unforeseen costs and expenses or events beyond our control. Any failure to successfully implement our business strategy may adversely affect our results of operations and opportunities for growth.

International operations expose the Sensus Group to numerous risks that are not common to purely domestic businesses.

In fiscal 2004 and fiscal 2005, foreign operations of the Sensus Group represented approximately 34% and 31% of combined and consolidated net sales, respectively. The Sensus Group is subject to the risks inherent in conducting business across national boundaries, any one of which could adversely impact its business. These risks include:

•	regional economic downturns;

•	changes in governmental policy or regulation;

•	restrictions on the transfer of funds into or out of the country;

•	import and export duties and quotas;

•	domestic and foreign customs and tariffs;

•	different regimes controlling the protection of our intellectual property;

•	international incidents;

•	military outbreaks;

•	government instability;

•	difficulty in staffing and managing widespread operations;

•	nationalization of foreign assets;

•	government protectionism;

•	compliance with U.S. Department of Commerce export controls;

•	potentially negative consequences from changes in tax laws;

•	higher interest rates;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	difficulty in staffing and managing widespread operations;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions; and

•	exposure to liabilities under the Foreign Corrupt Practices Act.

For example, our Chinese joint venture relies on a utility that is owned by a local governmental entity for its manufacturing facilities. There can be no assurance that we will continue to have the cooperation of the local Chinese government in our manufacturing operations. As an additional example, the political and economic instability currently prevalent in South American countries has limited our ability to grow our business in those countries. We cannot assure you that one or more of these factors will not impair the current or future international operations of the Sensus Group and, as a result, harm our overall business.

We may face volatility in the availability of energy and raw materials used in our manufacturing process.

In the manufacturing of our products, we use large amounts of energy, including electricity and gas, and raw materials and processed inputs, including brass castings, aluminum ingot, plastics and rubber. We obtain energy, raw materials and certain manufactured components from third-party suppliers. We do not maintain long-term supply contracts with our suppliers. The loss, or a substantial decrease in the availability, of such products from some of our suppliers, or the loss of key supplier relationships could have a material adverse effect on our business, results of operations and financial condition. The availability and prices of electricity, gas and raw materials may be subject to curtailment or change due to, among other things, new laws or regulations, suppliers’ allocations to other purchasers, interruptions in production by suppliers, changes in exchange rates and worldwide price levels. In addition, supply interruptions could arise from shortages of electricity, gas and raw materials, labor disputes, transportation disruptions, impaired financial condition of suppliers, weather emergencies or other natural disasters. Any change in the supply of, or price for, these energy sources and raw materials may adversely affect our ability to satisfy our customers on a timely basis and thereby negatively affect our financial performance. In addition, we may not be able to pass any price increases in raw materials or other product inputs along to our customers in the form of higher prices, which may have an adverse affect on our operating results.

We have transitioned a substantial portion of our manufacturing capabilities to contract manufacturers. If we are unable to manage our outsourcing arrangements effectively, or if we are unable to accurately project demand, our revenue and profitability could be harmed.

Our future operating results will depend on our ability to develop and manufacture products cost-effectively. To minimize manufacturing costs, as well as focus on our core competencies and streamline our operations, we have outsourced production of products representing approximately 9% of fiscal 2005 total net sales. The primary products that we have outsourced have been the MXU radio transducers and iCon electric meters. The outsourcing of production capabilities somewhat diminishes the day-to-day control that we are able to exercise over the production process that could result in quality problems, and correspondingly increased product warranty costs. In addition, as we outsource more production capacity, we will retain limited internal production capacity, and will, therefore, rely on our contract manufacturers to fill orders on a timely basis. We will be required to provide accurate forecasts to our contract manufacturers to satisfy demand for our products. If we overestimate our requirements, we may be required to purchase quantities of products that exceed customer demand. If we underestimate our requirements, we may have inadequate inventory from which to meet customer demand.

Our intellectual property may be inadequately protected, which could result in loss of our exclusive right to use the intellectual property. Additionally, some of our intellectual property may be misappropriated, which could subject us to claims of infringement.

We rely on a combination of patents, trademarks, copyrights, licenses and trade secret rights to protect our intellectual property throughout the world. We cannot assure you that our patent or trademark applications will be approved, that any patents or trademark registrations that may be issued will adequately protect our intellectual property or that any issued patents or registered trademarks will not be challenged by third parties. Other parties may independently develop similar or superior technologies or designs around any patents that may be issued to us. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as the laws of the United States.

In the ordinary course of our operations, we, and other companies within the Sensus Group, from time to time pursue and are pursued in administrative proceedings and litigation concerning the protection of intellectual property rights. For example, a German competitor initiated proceedings to invalidate German Patent DE 195 35 683 held by a German subsidiary of Parent relating to bulk water meter products, resulting recently in the revocation of that patent by the German patent office. Net sales of products using this patent were approximately $14 million in fiscal 2005. Although we do not believe any material impact to the business of the Sensus Group will result from this decision, the holder of the patent is appealing it and intends to vigorously oppose it. If the Sensus Group is not successful in the appeal, the German subsidiary will lose the exclusive right to use the underlying technology.

In addition, a German subsidiary of Parent is currently seeking to invalidate a third-party German Patent DE 196 51 202, which relates to the MEI TWIN compound water meter products and which is registered to a German competitor. We cannot assure you that the suit will be successful. If it is not successful, the German subsidiary could be subject to a lawsuit accusing it of patent infringement. The German subsidiary would vigorously defend itself against any such infringement claim, but there can be no guarantee that it would prevail. Net sales of our MEI TWIN products were approximately $5.6 million in fiscal 2005.

If successful, third party intellectual property lawsuits could subject us to substantial damages, and require us to cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, or discontinue the use of certain technology. They could also force us to seek licenses to the infringing technology, which licenses may not be available on reasonable terms, or at all. Our ability to sustain current margins on some or all of our products may be affected, which could reduce our sales and profitability. Third-party lawsuits could also invalidate our intellectual property rights or those of other members of the Sensus Group. Regardless of the success of any third party-initiated or company-initiated claims, they would likely be time-consuming and expensive to resolve, and would divert the time and attention of our management.

We have licensed technology from third parties to develop new products or product enhancements, including licenses that relate to many of our current leading products. We also expect to seek technology from third parties in the future as needed or desirable for future products and product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party license required to develop new products or product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, or could require that we change our product and design plans, and we may still become involved in third-party lawsuits, any of which could seriously harm or delay our ability to manufacture and sell our products.

We rely on independent distributors for a significant portion of our sales. There is no guarantee that we will be able to retain the services of these distributors.

In addition to our own direct sales force, we depend on the services of independent distributors to sell our products and provide service and aftermarket support to our end-customers. In fiscal 2005, approximately 33% of the net sales of the Sensus Group were generated from sales to our top ten distributors, with approximately 12% of our net sales derived from sales to distributors affiliated with National Waterworks, Inc. In fiscal 2005, approximately 59% of the net sales of the Sensus Group were generated through distributors. The majority of the distribution contracts we have with these independent distributors are cancelable by the distributor after a short notice period. We cannot assure you that these distributors will not terminate their agreements with us.

Our reliance on these major distributors exposes us to:

•	the risk of changes in the business condition of our major distributors;

•	the risk that these distributors may decide to terminate their agreements with us and offer our competitors’ products instead; and

•	the risk that the loss of a major distributor could adversely affect our results of operations.

The loss of one or more key distributors, such as distributors affiliated with National Waterworks, Inc. or a substantial number of our other distributors, could materially reduce our sales and profits. While our relationships with our ten largest distributors have been long-standing, distributors in our industry have experienced significant consolidation in recent years, and we cannot assure you that our distributors will not be acquired by other distributors that buy products from our competitors. We also cannot assure you that, as consolidation among distributors continues, distributors will not be able to force us to lower our prices, which would have an adverse impact on our results of operations.

Our business is subject to the regulation of, and dependent on licenses granted by, the Federal Communications Commission and other governmental bodies. Changes in existing regulations or the losses of our licenses could adversely affect our business.

A significant portion of our AMR products use radio spectrum and are subject to regulation by the Federal Communications Commission, or FCC, in the United States. Licenses for radio frequencies must be obtained and periodically renewed. There can be no assurance that any license granted to us or our customers will be renewed on acceptable terms, if at all, or that the FCC will keep in place rules for our frequency bands that are compatible with our business. In the past, the FCC has adopted changes to the requirements for equipment using radio spectrum, and it is possible that the FCC or the United States Congress will adopt additional changes in the future.

We have committed, and will continue to commit, significant resources to the development of products that use particular radio frequencies. Action by the FCC could require modifications to our products. If we are unable to modify our products to meet such requirements, we could experience delays in completing such modifications, or the cost of such modifications could have a material adverse effect on our future financial condition and results of operations.

Our radio-based products currently employ both licensed and unlicensed radio frequencies. There must be sufficient radio spectrum allocated by the FCC for our intended uses. As to the licensed frequencies, there is some risk that there may be insufficient available frequencies in some markets to sustain our planned operations. The unlicensed frequencies are available for a wide variety of uses and are not entitled to protection from interference by other users. In the event that the unlicensed frequencies become unacceptably crowded or restrictive, and no additional frequencies are allocated, our business could be materially adversely affected. We are also subject to regulatory requirements on our radio-based products in international markets that vary by country. In some countries, limitations on frequency availability or the cost of making necessary modifications may preclude us from selling our products.

The water and heat meter product lines of the Sensus Group’s business are subject to national regulation in many European countries. For instance in Germany, there are national regulations that require cold water meters to be recalibrated and repaired every six years. Hot water and heat meters need to be recalibrated and repaired every five years. Other European countries, including The Netherlands, Austria, Switzerland, the Czech Republic and Slovakia, have similar regulations. Because of the relative expense involved in repairing water and heat meters, many customers install new meters at the time these national regulations call for recalibration and repair. If these national regulations were changed to extend the time for recalibration and repair, that could decrease sales of water and heat meters in Europe. If European or other countries were to impose new or change existing regulations regarding products, that could also materially and adversely affect the business, financial condition and results of operations of the Sensus Group.

We are also subject to governmental regulations related to occupational safety and health, labor, and wage practices. In addition, we are subject to various government regulations regarding the performance of certain engineering services. Failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alteration of our production processes, cessation of operations or other actions that could materially and adversely affect our business, financial condition and results of operations.

We face potential liability from asbestos exposure claims.

One of our subsidiaries, along with as many as 200 other companies, is a defendant in several lawsuits filed in various state courts in Mississippi by groups of plaintiffs alleging illnesses from exposure to asbestos or asbestos-containing products and seeking unspecified compensatory and punitive damages. Because the cases are in initial stages, it is uncertain whether any plaintiffs dealt with any of our subsidiary’s products, were exposed to an asbestos-containing component part of a product of our subsidiary or whether such part could have been a contributing factor to the alleged illness. Although we are entitled to indemnification for legal and indemnity costs for asbestos claims related to these products from certain subsidiaries of Invensys pursuant to the stock purchase agreement for the acquisition of Invensys Metering Systems, such indemnities, when aggregated with all other indemnity claims, are limited to the purchase price paid by us in connection with the Acquisition. See “The Acquisition—Indemnification Obligations.”

We face potential product liability claims relating to products we manufacture or distribute. The successful assertion of a large product liability claim could subject us to substantial damages.

We face risk of exposure to existing and future product liability claims in the event that the use of our products is alleged to have resulted in injury or other adverse effects. We currently maintain product liability insurance coverage providing for primary coverage of $2 million and excess coverage of $50 million, but we cannot assure you that we will be able to obtain such insurance on acceptable terms in the future, if at all, or that any such insurance will provide adequate coverage against potential claims. In addition, although we are entitled to indemnification from certain subsidiaries of Invensys under the terms of the stock purchase agreement for certain product liability claims existing prior to the Acquisition, we cannot assure you that we will be able to recover from the indemnifying parties in the event we are found liable. Product liability claims can be expensive to defend and can divert the attention of management and other personnel for long periods of time, regardless of the ultimate outcome of the litigation with respect to those claims. An unsuccessful product liability defense could have a material adverse effect on our business, financial condition or results of operations or our ability to make payments on the notes when due. In addition, our business depends on the strong product reputation we believe we have developed. In the event that this reputation is damaged, we may face difficulty in maintaining the pricing of some of our products, which would reduce our sales and profitability.

We are subject to work stoppages at our facilities, or our customers or suppliers may be subjected to work stoppages, which could seriously impact the profitability of our business.

As of July 2, 2005, the Sensus Group had 3,372 employees, of whom 1,366 were employed in the United States and approximately 2,006 were employed abroad. As of July 2, 2005, approximately 48% of our employees located in the United States were represented by labor unions and approximately 36% of the workforce of the Sensus Group was employed in Europe, where trade union membership is common.

In the United States, we are a party to labor agreements with the United Steel Workers of America and the United Automobile Workers. The Uniontown, Pennsylvania facility has a five-year agreement with the United Steel Workers of America that will expire on February 24, 2008. Sensus Precision Die Casting, Inc., our subsidiary through which we operate our precision die casting product line, has a three-year agreement with the United Automobile Workers that will expire on October 8, 2006. The current three-year agreement between Smith-Blair and the United Steel Workers of America expires on March 28, 2007.

In Germany, employees of the Sensus Group are represented by IG Metall, which negotiates labor terms and conditions with local Employers Associations that also represent other employers. The outcome of these negotiations also directly affects non-unionized employees to the extent that individual employment agreements contain cross references to relevant metal union contracts. The current framework union agreement with IG Metall, which applies to the Ludwigshafen and Hannover operations of the Sensus Group, was recently renegotiated and the new contract will expire in February 2006.

Although we believe that our relations with our employees are generally good, a strike, work stoppage or other slowdown by our unionized workers could cause a disruption of our operations, which could interfere with our ability to deliver products on a timely basis and could have other negative effects, such as decreased productivity and increased labor costs. In addition, if a greater percentage of our work force becomes unionized, our business and financial results could be materially adversely affected.

Many of our direct and indirect customers and suppliers have unionized work forces. Strikes, work stoppages or slowdowns experienced by these customers or suppliers could result in slowdowns or closures of assembly plants where our products are used and, thus, adversely affect the demand for our products.

A number of key personnel are critical to the success of our business. The loss of any such personnel would adversely affect our business.

Our success depends in large part upon our ability to retain our senior management, including Daniel W. Harness, our Chief Executive Officer, Peter Mainz, our Chief Financial Officer, and Barry W. Seneri, our Executive Vice President of Operations. The loss of one or more of these individuals could have a material adverse effect on our business. Our success also depends on our ability to recruit, retain and motivate highly- skilled sales, marketing and technical personnel. Competition for these persons in our industry is intense and we may not be able to successfully recruit, train or retain qualified personnel. If we fail to retain and recruit the necessary personnel, our business and our ability to obtain new customers, develop new products and provide acceptable levels of customer service could suffer. In connection with the Acquisition, we entered into employment agreements with Messrs. Harness and Mainz; however, we cannot assure you that these individuals will stay with us. If any of these persons were to leave, it could be difficult to replace him or her, and our business could be harmed. In addition, we do not maintain “key man” life insurance on the lives of members of our senior management.

We may be unable to identify attractive acquisition candidates, successfully integrate our acquired operations or realize the intended benefits of our acquisitions. As a result, growth from acquisitions could be limited.

We may pursue selective strategic acquisition opportunities. We may evaluate potential acquisitions, some of which could be material, and engage in discussions with acquisition candidates. We cannot assure you that suitable acquisition candidates will be identified and acquired in the future, that the financing of any such acquisition will be available on satisfactory terms or that we will be able to accomplish our strategic objectives as a result of any such acquisition. Nor can we assure you that our acquisition strategies will be successfully received by customers or achieve their intended benefits. If we consummate an acquisition, our capitalization and results of operations may change significantly. Future acquisitions would likely result in the incurrence of debt and contingent liabilities and an increase in interest expense and amortization expense or periodic impairment charges related to goodwill and other intangible assets as well as significant charges relating to integration costs, which could have a material adverse effect on our results of operations or financial condition. Often acquisitions are undertaken to improve the operating results of either or both of the acquirer and the acquired company, and we cannot assure you that we will be successful in this regard. We will encounter various risks in acquiring other companies, including the possible inability to integrate an acquired business into our operations, diversion of management’s attention and unanticipated problems or liabilities, some or all of which could materially and adversely affect us.

Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war, including the military action in Iraq, have and could negatively impact the U.S. and foreign economies, the financial markets, the industries in which we operate, our operations and our profitability.

Terrorist attacks may negatively affect our operations and your investment. There can be no assurance that there will not be further terrorist attacks worldwide. These attacks have contributed to economic instability in the United States and elsewhere, and further acts of terrorism, violence or war could further affect the industries in which we operate, our business and our results of operations. In addition, terrorist attacks or hostilities may directly impact our physical facilities or those of our suppliers or customers and could impact our sales, supply chain, production capability and ability to deliver our products and services to our customers. The consequences of any terrorist attacks or hostilities are unpredictable, and we may not be able to foresee events that could have an adverse effect on our operations or your investment.

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements that are subject to risks and uncertainties. All statements included in this prospectus that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements give our current expectations and projections relating to the financial condition, results of operations, plans, objectives, future performance and business of the Sensus Group. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “may,” “could,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

These forward-looking statements are based on our expectations and beliefs concerning future events affecting us. They are subject to uncertainties and factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Many factors mentioned in our discussion in this prospectus, including the risks outlined under “Risk Factors,” will be important in determining future results. Actual future results may vary materially as a result of various risks and uncertainties, including, but not limited to:

•	the potential for increased costs of operation as a stand-alone company;

•	our inability to successfully implement our business strategy;

•	claims of infringement or misappropriation of our intellectual property;

•	compliance with regulations of the Federal Communications Commission and other governmental bodies;

•	our inability to develop new products;

•	our reliance on independent distributors;

•	costs associated with environmental compliance and liabilities;

•	our inability to realize the full value of our intangible assets;

•	competition in our industry;

•	our dependence on the utility and automotive industries, which have experienced volatility;

•	our inability to meet our debt service obligations;

•	the availability and terms of additional capital to fund our operations;

•	work stoppages experienced by us or our customers or suppliers;

•	our inability to retain and attract key personnel;

•	instability of foreign economies and fluctuations in foreign exchange rates;

•	the availability and/or cost of energy and raw materials;

•	product liability claims relating to products we manufacture or distribute;

•	our reliance on information technology systems to conduct our business; and

•	terrorist attacks and other acts of violence or war.

Because of these factors, we caution that investors should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

USE OF PROCEEDS

We will not receive any proceeds from the sale of notes offered pursuant to this prospectus.

CAPITALIZATION

The following table sets forth the cash and cash equivalents, and capitalization of the Sensus Group as of July 2, 2005. You should read this table in conjunction with the information set forth under “Use of Proceeds,” “Selected Historical Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “The Senior Credit Facilities” and the financial statements and the notes thereto included elsewhere in this prospectus.

As of July 2, 2005
(in millions)
Cash and cash equivalents	$46.6
Debt:
Senior bank facilities:
Revolving credit facilities(1)	—
Term loan facilities(2)	224.8
Senior subordinated notes	275.0

Total debt	499.8
Total stockholder’s equity	190.4

Total capitalization	$690.2

(1)	As of July 2, 2005, we had $70.0 million of borrowing capacity under the revolving credit portion of the senior credit facilities of which approximately $4.1 million were used for letters of credit thereunder. Up to $30.0 million of the borrowings under the revolving credit facilities may be incurred by European subsidiaries of Parent.
(2)	Our term loan facilities include a $200.0 million U.S. term loan facility and a $30.0 million European term loan facility. Please refer to “The Senior Credit Facilities” for a description of the terms of the senior secured credit facilities.

SELECTED HISTORICAL FINANCIAL DATA

The following table presents certain historical financial and other data for the Sensus Group that has been derived from the audited consolidated financial statements of Sensus Metering Systems (Bermuda 2) Ltd. as of March 31, 2005, for the year ended March 31, 2005 and for the period from Inception (December 18, 2003) through March 31, 2004 and of Invensys Metering Systems (the “Predecessor”) as of March 31, 2003 and for the period from April 1, 2003 through December 17, 2003 and for each of the three years in the period ended March 31, 2003 and from the unaudited consolidated financial statements of Sensus Metering Systems (Bermuda 2) Ltd. as of July 2, 2005 and for the quarters ended July 2, 2005 and July 3, 2004. The consolidated financial statements of Sensus Metering Systems (Bermuda 2) Ltd. as of March 31, 2005, for the year ended March 31, 2005 and for the period from Inception (December 18, 2003) through March 31, 2004 and of the Predecessor as of March 31, 2003 and for the period from April 1, 2003 through December 17, 2003 and for the year ended March 31, 2003 have been audited by Ernst & Young LLP, independent auditors.

The following table should be read in conjunction with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical financial statements, and the related notes thereto included elsewhere in this prospectus.

	Predecessor (4)								Period from Inception (December 18, 2003) to March 31, 2004		Fiscal Year Ended March 31, 2005
($ in millions)	Fiscal Year Ended March 31,						Period from April 1, 2003 to December 17, 2003						Fiscal Quarter Ended
	2001		2002		2003								July 3, 2004		July 2, 2005
Income Statement Data:
Net sales	$531.3		$496.4		$504.5		$364.6		$164.4		$569.8		$139.4		$146.8
Income (loss) from continuing operations	$25.6		$34.8		$33.3		$10.0		$(1.5)		$(4.2)		$9.7		$9.4

Other Financial Data:
EBITDA (1)	$80.5		$69.1		$79.9		$43.2		$20.8		$79.9		$19.1		$17.6
Restructuring and other similar costs (2)	31.9		22.7		12.4		9.6		1.1		8.1		2.0		1.4
Capital expenditures	17.3		18.7		11.8		8.4		6.1		22.4		3.4		3.8
Ratio of earnings to fixed charges (3)	28.1	x	40.4	x	31.9	x	31.0	x	0.8	x	1.1	x		0.8x	1.0	x

Balance Sheet Data:
Cash and cash equivalents	$9.4		$8.9		$17.1		—		$48.5		$54.9		$36.6		$46.6
Total assets	669.7		629.6		670.0		—		952.9		940.2		939.2		915.9
Total debt	2.1		—		14.1		—		506.6		500.4		503.9		499.8
Stockholder’s equity	513.4		485.9		496.3		—		198.0		194.0		197.1		190.4

(1)

For a reconciliation of the net income of the Sensus Group to EBITDA, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Measures”. We have presented EBITDA because management considers EBITDA to be an important measure of financial performance. Among other things, management believes that EBITDA provides useful information for our investors for trending, analyzing and benchmarking the performance and value of our business. Management also believes that EBITDA is useful in assessing current performance compared with the historical performance of our predecessor because significant line items within our income statements such as depreciation, amortization and interest expense are significantly impacted by the Acquisition. Internally, EBITDA is used as a financial measure to assess the performance of our business and is an important measure in our incentive compensation plans. EBITDA should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity.

(2)	For additional information regarding restructuring and other similar costs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Restructuring and Cost Savings Initiatives.” These restructuring and other similar costs (and certain other costs) are added to net income for purposes of determining compliance by the Company with the financial covenants of both the senior credit facilities and the indentures governing the notes.
(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes and fixed charges. Fixed charges include interest expense and the portion of rental expense that we believe is representative of the interest component of rent expense (assumed to be 33%).
(4)	On December 17, 2003, the Company acquired the metering systems and certain other businesses from Invensys plc (the “Acquisition”). Prior to the date of the Acquisition, the Company had no operations. As a result of the Acquisition, we changed the basis of accounting and acquired substantial debt, such that the financial results of periods prior to the Acquisition are not necessarily comparable to results after the Acquisition. Information for periods prior to December 18, 2003 reflect results of operations and other data for our predecessor, Invensys Metering Systems.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition and results of operations of the Sensus Group should be read together with the “Selected Historical Financial Information” and the financial statements and the related notes included elsewhere in this prospectus. References to “fiscal” mean the year ending March 31. For example, “fiscal 2005” means the period from April 1, 2004 to March 31, 2005. The following discussion includes forward-looking statements. For a discussion of important factors that could cause actual results to differ materially from the results referred to in the forward-looking statements, see “Forward-Looking Statements.”

General

The Sensus Group is a leading provider of advanced metering and related communications systems to the worldwide utility industry and has over a century of experience in designing and manufacturing metering products. The Sensus Group is the largest global manufacturer of water meters and has a substantial share of the sales of AMR devices to North American water utilities. Additionally, we believe that the Sensus Group is a leading global developer and manufacturer of gas and heat metering systems and is an emerging participant in the North American electric metering market with iCon, our solid-state electricity meter. The Sensus Group is recognized throughout the metering industry for developing and manufacturing metering products with long-term accuracy and unique product features, as well as for providing comprehensive customer service for all of its products. In addition to our metering business, we believe we are the leading North American producer of pipe joining and repair products for water and natural gas utilities and a premier supplier of precision-manufactured, thin-wall, low-porosity aluminum die-castings.

History and the Acquisition

Although the Sensus Group and its predecessors have been supplying metering and related products for over a century, the current business of our group was created in early 1999 when BTR plc and Siebe plc merged to form Invensys plc. Following this merger and until the completion of the Acquisition, our business was generally operated by Invensys as a single product group and participated in various strategic initiatives implemented by Invensys plc, including customer development, services, and project management and lean supply chain programs. We acquired the Invensys Metering Systems from Invensys plc on December 17, 2003. This sale is described under “The Acquisition” in Note 2 to the audited consolidated financial statements included elsewhere in this prospectus. The historical results of operations of Invensys Metering Systems (the “Predecessor”) may not be fully indicative of the results of operations on a stand-alone basis. We are a newly formed company with limited operating history as a stand-alone company, which may lead to risks or unanticipated expenses similar to those of a start-up company.

Recent Restructuring and Cost Savings Initiatives

The Sensus Group has undertaken significant cost savings initiatives over the last several years to reduce its overall cost base and improve operating margins. As of March 31, 2005, the Sensus Group completed the five-year restructuring and cost reduction program initiated in fiscal 2001 and has realized an estimated $40.1 million of cumulative annual cost savings since the program’s initiation. Additional cost reduction and rationalization programs were initiated in fiscal 2005 that will realize future annualized cost savings of approximately $2.4 million.

In fiscal 2001, Invensys Metering Systems commenced a focused five-year restructuring and cost reduction program. This program was designed to enhance returns by consolidating excess manufacturing capacity, rationalizing certain product lines, outsourcing non-core production activities and streamlining sales and administrative overhead. The programs were intended to reduce our group’s workforce in high labor cost countries in connection with the outsourcing of several processes, most notably all foundry operations, electronic printed circuit board manufacturing and machining of water meter housings. From fiscal 2001 through fiscal 2005, the Sensus Group reduced its high labor cost workforce by 1,157 employees. During this time period, the group also transferred several labor intensive processes to low labor cost countries. As a result of this planned migration, the Sensus Group increased the percentage of its workforce that was employed in low labor cost regions to approximately one-third in fiscal 2005 from 15% in fiscal 2001. These restructuring initiatives resulted in restructuring and other similar costs of $77.7 million from fiscal 2001 through fiscal 2004 ($16.6 million in non-cash charges), of which $24.2 million related to employee severance and related costs, $13.1 million related to asset impairments, and $8.5 million related to excess payroll and production costs as well as other restructuring expenses, and resulted in cumulative realized annual cost savings through the end of fiscal 2004 of $37.1 million.

In fiscal 2005, the Sensus Group incurred $8.1 million of restructuring costs, of which $1.5 million related to programs initiated in the current fiscal year. The Sensus Group continued to rationalize its water and gas meter production lines in Europe and better aligned the South American structure with current market conditions. Actions in Europe affected both direct and indirect personnel and resulted in a headcount reduction of 39 employees. These programs are concentrated in the group’s German water meter and UK gas meter production facilities. The South American reorganization, which affected both direct and indirect personnel, reduced headcount by 31 employees.

For the fiscal quarter ended July 2, 2005, the group incurred $1.4 million of restructuring costs, primarily related to employee severance and exit activities. We expect the group to incur additional restructuring and other similar costs of approximately $4.1 million in fiscal 2006 to conclude the ongoing initiatives and to capitalize on new opportunities.

For a description of the restructuring and other similar costs, refer to Note 7 to the audited consolidated financial statements included elsewhere in this prospectus.

We maintain a Six Sigma/lean enterprise strategy designed to improve inventory management, customer delivery and plant utilization and to further improve our cost structure. One of the primary focuses of our Six Sigma/lean enterprise strategy is to train employees on methods to improve the quality of our products and efficiency of our business. We also focus on identifying additional cost-saving and improvement projects to implement in connection with this strategy.

Critical Accounting Policies

The methods, estimates and judgments used in applying critical accounting policies have a significant impact on the results reported by the Sensus Group in its financial statements. The Sensus Group evaluates its estimates and judgments on an on-going basis. Estimates are based on historical experience and on assumptions that are believed to be reasonable under the circumstances. Management’s experience and assumptions form the basis for judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may vary from what management anticipates, and different assumptions or estimates about the future could change the reported results.

We believe the following accounting policies are the most critical to the reported financial statements of the Sensus Group and require the most difficult, subjective or complex judgments in the preparation of these statements.

Revenue recognition. Sales and related cost of sales are recorded based on the following criteria; a) delivery has occurred or services have been rendered, b) evidence of an arrangement exists, c) pricing is fixed or determinable and, d) collection is reasonably assured. The Sensus Group has certain sales rebate programs with some customers that periodically require rebate payments. Management estimates amounts due under these sales rebate programs at the time of shipment. Net sales relating to any particular shipment are based upon the amount invoiced for the shipped goods less estimated future rebate payments and sales returns and allowances. These estimates are based upon historical experience. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

Retirement benefits. Pension obligations are actuarially determined and are affected by several assumptions, including discount rate and assumed annual rate of compensation increase for plan employees. Changes in discount rate and differences from actual results for each assumption affect the amount of pension expense recognized in current and future periods.

As of March 31, 2005, pension plans for employees in Germany and the United States had benefit obligations of $40.8 million and no plan assets. Benefit obligations exceed plan assets, principally in Germany, where such plans are typically not funded.

As a result of the Acquisition, the liabilities associated with pension obligations were restated to their fair value in accordance with purchase accounting as prescribed by Statement of Financial Accounting Standards No. 141, Accounting for Business Combinations (“FAS 141”), and Statement of Financial Accounting Standards No. 87, Employers’ Accounting for Pensions (“FAS 87”). Following the Acquisition, the Sensus Group retained the defined benefit plans outside the United States and the United Kingdom and replaced the defined benefit plans for non-union employees in the United States and the United Kingdom with defined contribution plans. In addition, the defined benefit plans for unionized labor in the United States were replaced with newly established identical defined benefit plans.

Restructuring. Over the last five fiscal years, the Sensus Group implemented a focused five-year cost reduction program that resulted in restructuring costs being incurred. Additional restructuring programs have been approved and implemented to support new programs and circumstances. The related restructuring reserves reflect estimates, including those pertaining to employee severance costs and contractual lease obligations. Management reassesses the reserve requirements to complete each individual program on a quarterly basis. Actual restructuring costs may be different from the estimates used to establish the restructuring reserves.

Warranty obligations. Product warranty reserves are established in the same period that revenue from the sale of the related products is recognized. The amounts of those reserves are based on warranty terms and best estimates of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Estimates of warranty obligations are reevaluated on a quarterly basis. As actual experience becomes available, it is used to modify the historical averages to ensure that the forecast is within the range of likely outcomes. Resulting balances are then compared with present spending rates to ensure that the accruals are adequate to meet expected future obligations.

Income taxes. At the end of each fiscal quarter, management estimates the effective tax rate expected to be applicable for the full fiscal year. The estimated effective tax rate reflects the expected jurisdiction where income is earned as well as tax planning strategies. If the actual results are different from the estimates, adjustments to the effective tax rate may be required in the period in which such determination is made.

The Sensus Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Management regularly reviews deferred tax assets for recoverability and establishes a valuation allowance based on historical losses, projected future taxable income and the expected timing of the reversals of existing temporary differences. As a result of this review, a full valuation allowance has been established against the deferred tax assets related to certain foreign and domestic net operating loss carryforwards.

Impairment of long-lived assets. Long-lived assets are reviewed for impairment when events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable and for all assets to be disposed. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value, and is charged to results of operations at that time. Assets to be disposed of are reported at the lower of the carrying amounts or fair value less cost to sell. Management determines fair value using discounted future cash flow analysis. Determining market values based on discounted cash flows requires management to make significant estimates and assumptions, including long-term projections of cash flows, market conditions and appropriate discount rates.

As a result of the Acquisition, tangible fixed assets were restated to their fair value in accordance with purchase accounting as prescribed by FAS 141.

Intangible assets. Intangible assets historically have consisted of goodwill, trademarks and patents. Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired. Patents and trademarks are stated at fair value on the date of acquisition. Goodwill and indefinite-lived intangible assets (trademarks and tradenames) are required to be tested at least annually for impairment using fair value measurement techniques prescribed by Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“FAS 142”).

The Sensus Group assesses the fair value of its reporting units for goodwill impairment based upon a discounted cash flow methodology. Those estimated future cash flows, which are based upon historical results and current projections, are discounted at a rate corresponding to a “market” rate. If the carrying amount of the reporting unit exceeds the estimated fair value determined through that discounted cash flow methodology, goodwill impairment may be evident. The Sensus Group measures the goodwill impairment loss based upon the fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimate the implied fair value of goodwill. An impairment loss would be recognized to the extent that a reporting unit’s recorded goodwill exceeded the implied fair value of goodwill.

In connection with the Acquisition, the intangible assets were restated to their fair value in accordance with purchase accounting as prescribed by FAS 141. Intangible assets include customer relationships, a non-competition agreement, patents, trademarks and tradenames. All intangible assets, except for trademarks and tradenames, are considered finite-lived assets with lives ranging from 3 to 25 years.

Results of Operations

The following table provides results of operations for the Sensus Group:

($ in millions)	Fiscal Quarter Ended July 2, 2005%		Fiscal Quarter Ended July 3, 2004%
Net sales	$146.8	100%	$139.4	100%
Gross profit	44.3	30%	41.3	30%
Selling, general and administrative expenses	27.0	18%	24.1	17%
Restructuring costs	1.4	1%	2.0	1%
Amortization of intangible assets	5.7	4%	5.0	4%
Other operating expense, net	0.8	—	0.5	1%

Operating income from continuing operations	9.4	7%	9.7	7%
Interest expense, net	(9.1)	(6)%	(9.4)	(7)%
Other non-operating expense, net	(2.0)	(2)%	—	—

(Loss) income from continuing operations before income taxes and minority interest	(1.7)	(1)%	0.3	—
Provision for income taxes	2.4	2%	0.8	1%

Loss from continuing operations before minority interest	(4.1)	(3)%	(0.5)	(1)%
Minority interest	(0.1)	—	(0.1)	—

Loss from continuing operations	(4.2)	(3)%	(0.6)	(1)%
Loss from discontinued operations	—	—	(0.1)	—

Net loss	$(4.2)	(3)%	$(0.7)	(1)%

Fiscal Quarter Ended July 2, 2005 Compared with Fiscal Quarter Ended July 3, 2004

Net Sales. Sales increased $7.4 million, or 5%, from $139.4 million in the fiscal quarter ended July 3, 2004 to $146.8 million in the fiscal quarter ended July 2, 2005. Favorable currency translation, due primarily to the appreciation of the euro against the U.S. dollar, accounted for a sales increase of $2.1 million for the fiscal quarter ended July 2, 2005. The Sensus Group continues to experience strong demand for metering systems, due to continued growth of AMR applications and strong product sales for water, gas and electric meters. North American sales of water meters for the fiscal quarter ended July 2, 2005 increased by $3.3 million, or 6%, compared to the fiscal quarter ended July 3, 2004, due primarily to continued buoyancy for AMR applications and products. Gas meter sales in North America for the fiscal quarter ended July 2, 2005 increased by $1.1 million, or 8%, versus the fiscal quarter ended July 3, 2004, due to increased sales volume of all gas products. The Europe/Middle East/Africa water meter market delivered increased sales of $1.1 million, or 3%, for the fiscal quarter ended July 2, 2005, net of foreign currency impact, as compared to the fiscal quarter ended July 3, 2004, due to expansion into Italy and Algeria. Sales from the group’s precision die casting products increased by $0.5 million, or 3%, compared to the fiscal quarter ended July 3, 2004. Pipe joining and repair products sales increased by $0.1 million, or 1%, compared to the fiscal quarter ended July 3, 2004.

The Sensus Group’s top ten customers accounted for approximately 35% of total net sales in the fiscal quarter ended July 2, 2005. Sales to distributors affiliated with National Waterworks, Inc., the group’s largest customer, constituted approximately 13% of total net sales, and 12% of metering sales in the fiscal quarter ended July 2, 2005. No other individual customer accounted for more than 5% of total net sales.

Gross Profit. Gross profit increased by $3.0 million (net of a $0.5 million unfavorable foreign currency impact), or 7%, from $41.3 million for the fiscal quarter ended July 3, 2004 to $44.3 million for the fiscal quarter ended July 2, 2005, and was consistent as a percentage of sales at 30%. The increase in gross profit was primarily the result of favorable revenues, combined with cost reductions resulting from restructuring activities, offsetting increased worldwide material prices.

Selling, General and Administrative Expenses. Selling, general and administrative expenses for the fiscal quarter ended July 2, 2005 increased by $2.9 million, or 12%, to $27.0 million, from $24.1 million for the fiscal quarter ended July 3, 2004. Expenses, as a percentage of net sales, increased to 18% from 17% for the fiscal quarter ended July 2, 2005 compared to the fiscal quarter ended July 3, 2004. The increase was due partially to foreign currency translation that resulted in an increase in foreign-based administrative costs, as expressed in US dollars, of $0.6 million for the fiscal quarter ended July 2, 2005. The remaining increase in selling, general and administrative expenses for the fiscal quarter ended July 2, 2005 was due to increased investments in research and development, building the finance and accounting function infrastructure, and expansion into new markets in Italy and Algeria.

Restructuring Costs. Restructuring costs decreased by $0.6 million for the fiscal quarter ended July 2, 2005 to $1.4 million from $2.0 million for the fiscal quarter ended July 3, 2004. The decrease was primarily the result of the European restructuring activities to achieve the group’s targeted operational footprint nearing completion. Actions to rationalize the pipe joining and gas manufacturing operations constitute the majority of current year activities. The Sensus Group expects to incur additional restructuring costs of approximately $4.1 million through March 31, 2006.

Amortization of Intangible Assets. Amortization of intangible assets increased by $0.7 million from $5.0 million for the fiscal quarter ended July 3, 2004 to $5.7 million for the fiscal quarter ended July 2, 2005 due primarily to the purchase of intangibles with the NexusData, Inc. acquisition. Amortization expense primarily relates to the intangible assets recorded at the time of the Acquisition for non-competition agreements, customer relationships and patents.

Other Operating Expense, Net. Other operating expense, net of $0.8 million for the fiscal quarter ended July 2, 2005 increased by $0.3 million compared to $0.5 million for the fiscal quarter ended July 3, 2004. The increase in other operating expense is related primarily to regulatory fees of $0.3 million. Other operating expense, net relates primarily to the quarterly management fee and expenses of $0.5 million paid to The Jordan Company, L.P.

Interest Expense, Net. Interest expense, net was $9.1 million for the fiscal quarter ended July 2, 2005 compared with $9.4 million for the fiscal quarter ended July 3, 2004. The decrease in interest expense, net is primarily the result of reduced principal balances on the group’s outstanding debt.

Other Non-Operating Expense, Net. Other non-operating expense, net of $2.0 million for the fiscal quarter ended July 2, 2005 is related primarily to net foreign currency exchange losses due to remeasurement on intercompany loans in Europe.

Provision for Income Taxes. Income tax expense for the fiscal quarter ended July 2, 2005 increased by $1.6 million, or 200%, compared with the fiscal quarter ended July 3, 2004 from $0.8 million to $2.4 million. The current fiscal period effective tax rates were the result of income taxes being incurred on the taxable income of the Sensus Group’s global operations while no income tax benefit was recorded on the operating losses incurred in certain foreign jurisdictions where the realization of related deferred tax assets is considered uncertain.

Minority Interest. Minority interest for the fiscal quarters ended July 2, 2005 and July 3, 2004 remained constant and is related to the partner’s share of earnings in the group’s Algeria, China and India joint ventures.

Net Loss. Net loss of $4.2 million for the fiscal quarter ended July 2, 2005 increased by $3.5 million compared to $0.7 million for the fiscal quarter ended July 3, 2004 due primarily to:

•	foreign currency exchange losses on remeasurement of intercompany loans;

•	increased selling, general and administrative expenses;

•	greater amortization of intangible assets; and

•	the group’s inability to record an income tax benefit on foreign net operating loss carryforwards in certain jurisdictions.

EBITDA. EBITDA decreased by $1.5 million from $19.1 million in the fiscal quarter ended July 3, 2004 to $17.6 million in the fiscal quarter ended July 2, 2005. The decrease in EBITDA during the period is generally attributable to the following factors:

•	foreign currency exchange losses on remeasurement of intercompany loans; and

•	increased selling, general and administrative expenses.

The following table provides results of operations for the Sensus Group:

($ in millions)	Year Ended March 31, 2005%		Combined 12 Months Ended March 31, 2004%		Period from Inception (December 18, 2003) to March 31, 2004	Predecessor (Note 1)%
						Period from April 1, 2003 to December 17, 2003	Year Ended March 31, 2003
Sales	$569.8	100%	$529.0	100%	$164.4	$364.6	$504.5	100%
Gross profit	170.8	30%	155.3	29%	45.6	109.7	162.7	32%
Selling, general and administrative expenses	99.5	18%	97.8	18%	28.1	69.7	85.4	17%
Restructuring and other similar costs	8.1	1%	10.7	2%	1.1	9.6	12.4	2%
Amortization of intangible assets	21.3	4%	6.0	1%	5.7	0.3	0.4	—
Other operating expense (income), net	3.0	—	(1.0)	—	(0.1)	(0.9)	(0.8)	—

Operating income from continuing operations	38.9	7%	41.8	8%	10.8	31.0	65.3	13%
Interest (expense) income, net	(36.7)	(6)%	(10.8)	(2)%	(12.7)	1.9	(0.5)	—
Other income (expense), net	2.0	—	(0.1)	—	(0.2)	0.1	—	—

Income (loss) from continuing operations before income taxes and minority interest	4.2	1%	30.9	6%	(2.1)	33.0	64.8	13%
Provision (benefit) for income taxes	8.3	1%	22.1	4%	(0.5)	22.6	30.7	6%

(Loss) income from continuing operations before minority interest	(4.1)	—	8.8	2%	(1.6)	10.4	34.1	7%
Minority interest	(0.1)	—	(0.3)	—	0.1	(0.4)	(0.8)	—

(Loss) income from continuing operations	(4.2)	—	8.5	2%	(1.5)	10.0	33.3	7%
Loss from discontinued operations	(0.8)	—	(0.5)	—	(0.3)	(0.2)	—	—

Net (loss) income	$(5.0)	—	$8.0	2%	$(1.8)	$9.8	$33.3	7%

Fiscal Year Ended March 31, 2005 Compared with Combined Fiscal Year Ended March 31, 2004

Net Sales. Net sales increased $40.8 million, or 8%, from $529.0 million for the combined fiscal year ended March 31, 2004 to $569.8 million for the fiscal year ended March 31, 2005. The increase resulted primarily from continued strong demand for metering systems, due to continued growth of AMR applications and strong product sales for water, gas and electric meters. Appreciation of the euro against the U.S. dollar resulted in an increase in net sales of approximately $13.4 million. Total metering systems revenues increased $31.6 million, or 7%, for fiscal 2005 compared with combined fiscal 2004. North American sales of water meter systems for the fiscal year ended March 31, 2005 increased by $16.8 million, or 8%, compared to the combined fiscal year ended March 31, 2004, due primarily to continued buoyancy for AMR applications and products, and growth in large meter products. Gas meter sales in North America for the fiscal year ended March 31, 2005 increased by $7.4 million, or 15%, versus the combined fiscal year ended March 31, 2004, as the current fiscal year began with a large backlog related to the prior year strike at Precision Die Casting, our internal supplier of gas meter shells. Electric meter sales continued to perform well in its first full year of operation with sales for the fiscal year ended March 31, 2005 nearly doubling from those reported for the combined fiscal year ended March 31, 2004. The European water meter market delivered lower sales (net of favorable currency translation) of $11.4 million, or 7%, for the fiscal year ended March 31, 2005 as compared to the combined prior fiscal year, due to pricing pressures for the majority of the period and general market weakness. Third-party sales of precision die-casting products for the fiscal year ended March 31, 2005 increased by $6.7 million, or 18%, compared to the combined prior fiscal year. We were able to leverage new platform offerings to the top 5 primary suppliers to the U.S. automotive industry, known as Tier 1 automotive suppliers, to generate increased sales. Pipe joining and repair products third party sales increased by $2.5 million, or 5%, compared to the combined prior fiscal year, primarily on the strength of favorable pricing.

The group’s top ten customers accounted for approximately 33% of total net sales in fiscal 2005. Sales to distributors affiliated with National Waterworks, Inc., the group’s largest customer, constituted approximately 12% of total net sales, and 13% of metering sales in fiscal 2005. No other one customer accounted for more than 5% of total net sales.

Gross Profit. Gross profit increased $15.5 million, or 10%, from $155.3 million (29% of net sales) for the combined fiscal year ended March 31, 2004 to $170.8 million (30% of net sales) for the fiscal year ended March 31, 2005. The increase resulted from a purchase accounting related inventory adjustment to the Acquisition of $10.3 million for the combined fiscal year ended March 31, 2004 and higher sales in the current fiscal year. A favorable currency impact of the euro vs. the U.S. dollar also improved gross profit by $3.7 million.

Factors having a positive affect on gross profit as a percentage of net sales were:

•	favorable product mix and pricing actions within selected markets;

•	lower costs resulting from restructuring efforts in Europe;

•	improved direct labor productivity in key water and gas meter markets; and

•	cost reduction initiatives in manufacturing overhead at the group’s larger locations.

Factors having a negative affect on gross profit as a percentage of net sales were:

•	increased prices for aluminum, unfavorable pricing mechanisms to automotive customers and increased natural gas prices negatively affected margins on precision die casting products and gas meters;

•	increased percentage of electric meter sales, with comparatively lower gross profit margins than other meter products;

•	double digit price increases on key brass castings and steel components negatively impacted water meter and pipe clamps and couplings gross margins;

•	competitive pricing environments in European meter markets; and

•	softness in South American water meter markets, particularly in Brazil.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $1.7 million, or 2%, from $97.8 million for the combined fiscal year ended March 31, 2004 to $99.5 million for the fiscal year ended March 31, 2005. The increase resulted primarily from the appreciation of the euro against the U.S. dollar (which resulted in an increase in expenses of approximately $3.0 million). As a percentage of net sales, selling, general and administrative expenses remained constant at 18% for the combined fiscal year ended March 31, 2004 and for the fiscal year ended March 31, 2005. Cost conservation initiatives and restructuring programs partially offset the increases resulting from foreign currency translation. Selling, general and administrative expenses in Europe, Middle East and Africa for the fiscal year ended March 31, 2005 were down $2.1 million, or 5%, from those incurred in the combined fiscal year ended March 31, 2004, excluding the impacts of foreign currency, due to the efforts of restructuring and continuous cost containment activities designed to lower base operating expenses. Selling, general and administrative expenses in South America were $0.3 million, or 11%, lower for the fiscal year ended March 31, 2005 due to positive results from restructuring programs. All other selling, general and administrative expenses for the fiscal year ended March 31, 2005 were $1.1 million higher. Selling, general and administrative expenses are inclusive of $1.6 million incremental research and development expenses in North America incurred by NexusData, Inc., after the date of acquisition (June 2004).

Restructuring and Other Similar Costs. Restructuring and other similar costs were $8.1 million for the fiscal year ended March 31, 2005. Actions to cease production at our facility in France, to rationalize our UK gas meter operation and to downsize the group’s German manufacturing operations constitute the majority of current year expenses. The decrease in restructuring and other similar costs of $2.6 million from the combined fiscal year ended March 31, 2004 is primarily the result of the winding down of our 5-year European restructuring program as plans to achieve the group’s targeted operational footprint in the region are either well underway or nearing completion.

Amortization of Intangible Assets. Amortization of intangible assets increased by $15.3 million from $6.0 million for the combined fiscal year ended March 31, 2004 to $21.3 million for the fiscal year ended March 31, 2005. Amortization expense primarily relates to the intangible assets recorded at the time of the Acquisition for non-competition agreements, customer relationships and patents (see Note 2 to the audited consolidated financial statements included elsewhere in this prospectus). These intangible assets were not recorded on the balance sheet of the Predecessor. As a result, the Predecessor did not incur significant amortization expense in the portion of combined fiscal year ended March 31, 2004 prior to the closing of the Acquisition. We expect that amortization of intangible assets will remain higher than historical levels of the Predecessor for the foreseeable future as a result of the intangible assets recorded in connection with acquisitions.

Other Operating Expense (Income). Other operating expense of $3.0 million for the fiscal year ended March 31, 2005 increased by $4.0 million compared to other operating income of $1.0 million for the combined fiscal year ended March 31, 2004. The increase in other operating expense is related to incremental management fees and expenses of $1.6 million, for a total of $2.1 million for the fiscal year, and other fees of $0.7 million related to unconsummated acquisition activities and $0.2 million related to a charge for market securities devaluation. In addition, $0.9 million of Brazilian transactional tax gains were recognized in the combined fiscal year ended March 31, 2004, which did not occur in the current fiscal period. We expect that other operating expenses will remain higher than historical levels for the foreseeable future as a result of the continuing payment of quarterly management fees.

Interest Expense. Interest expense was $36.7 million for the fiscal year ended March 31, 2005 compared to interest expense of $10.8 million for the combined fiscal year ended March 31, 2004. Prior to the Acquisition, the Predecessor had insignificant debt. The Acquisition was financed with a $230.0 million term loan facility and the issuance of $275.0 million of senior subordinated notes. Of the total $25.9 million increase in interest expense, $22.6 million is the result of interest on the debt created to support the Acquisition, and $1.1 million is related to the amortization of deferred financing costs incurred in connection with the Acquisition. The remaining increase is related to interest income recognized in the combined fiscal year ended March 31, 2004 that was not recognized in the fiscal year ended March 31, 2005. We expect that interest expense will remain higher than historical levels of the Predecessor for the foreseeable future as a result of the debt incurred in connection with the Acquisition.

Other Income (Expense). Other non-operating income of $2.0 million for the fiscal year ended March 31, 2005 increased by $2.1 million compared to other non-operating expense of $0.1 million for the combined fiscal year ended March 31, 2004. The increase in other non-operating income is related primarily to net foreign currency exchange gains on intercompany loans in Europe, and gains on the sale of assets by the group’s European operations.

Income Tax Expense. Income tax expense was $8.3 million for the fiscal year ended March 31, 2005 compared to income tax expense of $22.1 million for the combined fiscal year ended March 31, 2004. The decrease is primarily the result of lower earnings before taxes due to higher interest expense. The current fiscal year effective tax rate was the result of income taxes being incurred on the taxable income of the group’s U.S. operations while no income tax benefit was recorded on the operating losses incurred in certain foreign jurisdictions where the realization of related deferred tax assets is considered uncertain.

Minority Interest. Minority interest expense was $0.1 million for the fiscal year ended March 31, 2005 compared to minority interest expense of $0.3 million for the combined fiscal year ended March 31, 2004. Minority interest reflects the results of various joint ventures in China, India and Algeria.

Net (Loss) Income. Net income decreased $13.0 million, or 163%, from $8.0 million for the combined fiscal year ended March 31, 2004 to a net loss of $5.0 million for the fiscal year ended March 31, 2005 primarily due to the following factors:

•	higher interest expense incurred during the period;

•	greater amortization of intangible assets related to acquisitions;

•	the group’s inability to record an income tax benefit on foreign net operating loss carryforwards in certain jurisdictions in the current year; and

•	management and other non-recurring fees associated with acquisition activities.

EBITDA. EBITDA increased $15.9 million, or 25%, from $64.0 million (12% of net sales) for the combined fiscal year ended March 31, 2004 to EBITDA of $79.9 million (14% of net sales) for the fiscal year ended March 31, 2005 due to the following factors:

•	increased sales and the resulting increased gross profit;

•	decreased selling and administrative expenses, as a percentage of sales, due to cost containment actions and restructuring activities;

•	increased cost of goods sold in fiscal 2004 due to purchase accounting adjustments of $10.3 million;

•	reduced restructuring activities and expenses; and

•	favorable foreign currency translations due primarily to the appreciation of the euro to the U.S. dollar.

Combined Fiscal Year Ended March 31, 2004 Compared with Fiscal Year Ended March 31, 2003

Net Sales. Net sales increased $24.5 million, or 5%, from $504.5 million for the fiscal year ended March 31, 2003 to $529.0 million for the combined fiscal year ended March 31, 2004. Total metering systems revenues increased $27.8 million, or 7%, for combined fiscal 2004 compared with fiscal 2003. The increase primarily resulted from the appreciation of the euro against the U.S. dollar (which resulted in an increase in net sales of approximately $26.8 million). The increase was also the result of higher gas meter sales in North America (up $2.3 million, an increase of 5%) and increased sales of the iCon electric meter (up $6.7 million for the period), partly offset by lower water meter sales in North America (down $4.3 million, or 2%) and South America (down $3.2 million) due to weak economic conditions and aggressive marketing and pricing by competitors in these markets. Notwithstanding the decrease in North American water meter sales, during the same period sales of AMR devices to water utilities increased by $3.8 million, or 10%, as the North American market continues to adopt AMR technology. Third party net sales of pipe joining and repair products decreased $6.0 million for the combined fiscal year ended March 31, 2004 due to lower weather related repair product sales. Third party net sales of precision die casting products increased $2.7 million, or 8%, for the combined fiscal year ended March 31, 2004 due to continued higher sales to Tier I automotive suppliers.

Gross Profit. Gross profit decreased $7.4 million, or 5%, from $162.7 million (32% of net sales) for the fiscal year ended March 31, 2003 to $155.3 million (29% of net sales) for the combined fiscal year ended March 31, 2004. The application of purchase accounting related to the Acquisition to inventory carrying values caused a $10.3 million ($9.2 million related to metering systems) increase in the value of our inventory that increased cost of sales and decreased gross profit when these items were sold during the period. The gross margin was also impacted by $0.5 million of incremental costs incurred as a result of the strike at our Sensus Precision Die Casting facility in Russellville, Kentucky, as well as escalating costs of both pure aluminum and natural gas that are used in our production processes. In South America, the adverse economic conditions and the expiration of a significant contract with a major Brazilian utility contributed to the unfavorable gross profit. The favorable currency impact of the euro versus the U.S. dollar improved gross profit by $6.6 million. Gross profit also improved as a result of restructuring initiatives taken in Europe and enhanced margins in the North American gas market.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $12.4 million, or 15%, from $85.4 million for the fiscal year ended March 31, 2003 to $97.8 million for the combined fiscal year ended March 31, 2004. As a percentage of net sales, selling, general and administrative expenses increased from 17% for the fiscal year ended March 31, 2003 to 18% for the combined fiscal year ended March 31, 2004. The majority of the increase, $6.8 million, was due to the appreciation of the euro versus the U.S. dollar. In addition, research and development and marketing costs associated with the launch of the iCon electric meter increased spending by $2.6 million over the prior fiscal year. Accounts receivable write-downs in South America also contributed $0.6 million of expense in the combined fiscal 2004. Other significant costs incurred in the combined fiscal 2004 included $1.8 million of non-recurring transition expenses related to the Acquisition.

Restructuring and Other Similar Costs. Restructuring and other similar costs were $10.7 million for the combined fiscal year ended March 31, 2004. These costs included restructuring expenses associated with the completed closure of our Belgian water metering assembly plant, downsizing of support staff across Europe and ongoing restructuring costs related to headcount reductions at the Ludwigshafen, Germany manufacturing facility. Of our total restructuring and other similar costs for the combined fiscal year ended March 31, 2004, $0.8 million related to non-cash charges.

Interest (Expense) Income. Interest expense was $10.8 million for the combined fiscal year ended March 31, 2004 compared to interest expense of $0.5 million for the fiscal year ended March 31, 2003. Interest expense to third parties increased $12.1 million for the combined fiscal year ended March 31, 2004 to $12.7 million from $0.6 million of interest expense for the fiscal year ended March 31, 2003. Additional third party debt related to the Acquisition and a $2.3 million bridge loan commitment fee accounted for the increase. Interest income from affiliates, net of interest expense to affiliates, was $1.9 million for the combined fiscal year ended March 31, 2004 compared to interest expense to affiliates, net of interest income from affiliates, of $0.1 million for the fiscal year ended March 31, 2003. The changes in net interest income were due to lower interest rates and more favorable average balances on the long-term funding due to/from affiliates.

Income Tax Expense. Income tax expense was $22.1 million for the combined fiscal year ended March 31, 2004 compared to income tax expense of $30.7 million for the fiscal year ended March 31, 2003. The effective income tax rate was approximately 71% for the combined fiscal year ended March 31, 2004, which was higher than the 35% U.S. federal statutory income tax rate primarily as a result of foreign net operating losses for which no income tax benefit was recorded, and foreign, state and local income taxes.

Minority Interest. Minority interest expense was $0.3 million for the combined fiscal year ended March 31, 2004 compared to minority interest expense of $0.8 million for the fiscal year ended March 31, 2003. Minority interest is the result of various joint ventures in China, India and the United States.

Net Income. Net income decreased $25.3 million, or 76%, from $33.3 million for the fiscal year ended March 31, 2003 to net income of $8.0 million for the combined fiscal year ended March 31, 2004 due to the following factors:

•	higher interest expense incurred during the period;

•	greater amortization of intangible assets related to acquisitions; and

•	reduced gross profit due to purchase accounting related adjustments.

EBITDA. EBITDA decreased $15.9 million, or 20%, from $79.9 million (16% of net sales) for the fiscal year ended March 31, 2003 to EBITDA of $64.0 million (12% of net sales) for the combined fiscal 2004 due to the following factors:

•	increased selling, general and administrative expenses due primarily to currency translation; and

•	reduced gross profit due to purchase accounting related adjustments.

Non-GAAP Measures

The discussion of EBITDA in this prospectus is being provided because management considers EBITDA to be an important measure of financial performance. Among other things, management believes that EBITDA provides useful information for our investors for trending, analyzing and benchmarking the performance and value of our business. Management also believes that EBITDA is useful in assessing current performance compared with the historical performance of our predecessor because significant line items within our income statements such as depreciation, amortization and interest expense are significantly impacted by the Acquisition. Internally, EBITDA is used as a financial measure to assess the performance of our business and is an important measure in our incentive compensation plans. EBITDA should not be considered as an alternative to net income (determined in accordance with GAAP) as an indicator of our financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity.

	Fiscal Quarter Ended July 2, 2005	Fiscal Quarter Ended July 3, 2004	Year Ended March 31, 2005	Combined 12 Months Ended March 31, 2004	Period from Inception (December 18, 2003) to March 31, 2004	Predecessor (Note 1)
						Period from April 1, 2003 to December 17, 2003	(1)Year Ended March 31, 2003
Net (loss) income	$(4.2)	$(0.7)	$(5.0)	$8.0	$(1.8)	$9.8	$33.3
Depreciation and amortization	10.2	9.5	39.8	22.8	10.5	12.3	14.6
Interest expense (income), net	9.1	9.4	36.7	10.8	12.7	(1.9)	0.5
Income tax provision (benefit)	2.4	0.8	8.3	22.1	(0.5)	22.6	30.7
Minority interest	0.1	0.1	0.1	0.3	(0.1)	0.4	0.8

EBITDA	17.6	19.1	$79.9	$64.0	$20.8	$43.2	$79.9

Loss from discontinued operations	—	0.1	0.8	0.5	0.3	0.2	—

EBITDA (excluding discontinued operations)	$17.6	$19.2	$80.7	$64.5	$21.1	$43.4	$79.9

(1)	Depreciation and amortization for the year ended March 31, 2003 is adjusted to properly reflect $0.1 million of expense related to discontinued operations.

Liquidity and Capital Resources

Prior to the Acquisition, the Sensus Group financed capital and working capital requirements through a combination of cash flows from operating activities and borrowings from Invensys. The Sensus Group currently funds capital and working capital requirements from a combination of cash on hand, cash flows from operating activities and borrowings under its senior credit facilities.

Net cash flow used in operating activities for the fiscal quarters ended July 2, 2005 and July 3, 2004 was $(3.1) million and $(0.4) million, respectively. The $2.7 million increase in net cash used in operating activities for the fiscal quarter ended July 2, 2005 as compared to the fiscal quarter ended July 3, 2004 was primarily the result of increased inventory purchases and a reduction of accounts payable, partially offset by lower accounts receivable. Net cash flow provided by (used in) operating activities in fiscal 2005, 2004 and 2003 was $33.7 million, ($13.4) million and $44.2 million, respectively. The $47.1 million increase in net cash provided by operating activities in fiscal 2005 as compared to fiscal 2004 was generated primarily by improved accounts payable management and improved accounts receivable collections.

Working capital as a percentage of net sales increased to 17% for the fiscal quarter ended July 2, 2005 as compared with 14% for the fiscal quarter ended July 3, 2004. The increase was primarily due primarily to cash cycle management, a higher percentage of foreign currency denominated accounts receivable that have longer payment terms and the timing of tax payments. Working capital as a percentage of net sales increased to 17% for fiscal 2005 as compared with 16% for fiscal 2004. This increase was primarily due to a higher percentage of longer term foreign currency denominated accounts receivable.

Prior to the Acquisition, cash provided by or used in investing activities was used for capital expenditures and acquisitions and other investments, offset by proceeds from the disposition of property, plant and equipment. Capital expenditures were $3.8 million and $3.4 million for the fiscal quarters ended July 2, 2005 and July 3, 2004, respectively. Expenditures for capital and intangibles in fiscal 2005 were $22.4 million compared with $14.5 million for fiscal 2004 and $11.8 million for fiscal 2003. Expenditure requirements are comprised of equipment, licenses, molds and tooling for replacement and expenditures for cost reduction and expansion. In fiscal 2005, we acquired certain assets of NexusData, Inc. for cash payments of $6.7 million. Cash flow from investing activities increased during fiscal 2005 due to a net cash receipt of $6.5 million resulting from a purchase price adjustment for the Acquisition (see Note 1 to the audited consolidated financial statements included elsewhere in this prospectus) and due to cash proceeds of $2.9 million for the sale of assets. For fiscal 2006, the Sensus Group expects to make capital expenditures of approximately $26 million, reflecting its continuing emphasis on a growth-oriented capital expenditures program.

Cash expenditures for restructuring for the fiscal quarters ended July 2, 2005 and July 3, 2004 totaled $2.0 million and $1.7 million, respectively. Restructuring cash payments over fiscal 2005, 2004 and 2003 totaled $9.9 million, $11.0 million and $8.0 million, respectively. As of July 2, 2005, the Sensus Group had $5.9 million of restructuring accruals reflected on its consolidated balance sheet. Additional restructuring costs of approximately $4.1 million are expected to be incurred in fiscal 2006 as current restructuring programs are completed and new initiatives are undertaken.

Prior to the Acquisition, cash provided by or used in financing activities represented payments to or funding from Invensys, and changes in indebtedness to third parties. As a result of the Acquisition, the Sensus Group incurred substantial third-party indebtedness. The senior credit facilities provide for senior secured financing of $294.8 million, consisting of (a) two term loan facilities in an aggregate amount of $224.8 million, including a $195.5 million U.S. term loan facility and a $29.3 million European term loan facility, and (b) two revolving credit facilities in an aggregate amount of $70.0 million, under one of which $40.0 million is available to Sensus in the form of U.S. dollar-denominated loans and under the other of which $30.0 million is available in the form of U.S. dollar-denominated loans, or in the form of euro- or UK sterling-denominated loans. The term loan facilities mature on December 17, 2010. Borrowing costs under the term loan facilities are based on variable rates tied to the London Interbank Offered Rate (“LIBOR”) plus a specified margin, or the greater of the Prime Rate and the Federal Funds Effective Rate (“Alternative Base Rate”) plus a margin. As a result of an amendment to the Credit Agreement in October 2004, the interest rate margin was reduced by 50 basis points for both LIBOR and Alternate Base Rate borrowings. Under the terms of the re-pricing amendment, the margin on rates linked to LIBOR was reduced to 2.5% from 3.0%, and the margin on rates linked to the Alternative Base Rate was reduced to 1.5% from 2.0%. Up to $30.0 million of the revolving credit facilities is available in the form of letters of credit, and amounts repaid under the revolving credit facilities may be re-borrowed (subject to satisfaction of the applicable borrowing conditions) at any time prior to the maturity of the revolving credit facilities.

As of July 2, 2005, the Sensus Group had $499.8 million of total indebtedness outstanding. Interest expense, including amortization of deferred financing costs, was approximately $9.1 million for the fiscal quarter ended July 2, 2005 and $36.7 million for fiscal 2005. There are no payments due or scheduled on the term loan facilities until March 2006. There were no borrowings outstanding under the revolving credit facility at July 2, 2005; however, $4.1 million of the facility was utilized in connection with outstanding letters of credit.

Our ability to make scheduled payments of principal of, or to pay interest on, or to refinance, our indebtedness, including the notes, or to fund planned capital expenditures will depend on our ability to generate cash in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Based on our current level of operations, we believe that cash flow from operations and available cash, together with available borrowings under the revolving credit facility constituting part of our senior secured credit facilities, will be adequate to meet our future liquidity requirements for at least the next few years. We may, however, need to refinance all or a portion of the principal amounts of the notes on or prior to maturity.

We cannot assure you that our business will generate sufficient cash flow from operations, that any revenue growth or operating improvements will be realized or that future borrowings will be available under the senior secured credit facilities in an amount sufficient to enable us to service our indebtedness, including the notes, or to fund our other liquidity needs. In addition, we cannot assure you that we will be able to refinance any of our indebtedness, including our senior secured credit facilities and the notes as they become due. Our ability to access capital in the long term will depend on the availability of capital markets and pricing on commercially reasonable terms at the time we are seeking funds. See “Risk Factors—Risks Relating to this Offering and the Notes—To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.” As of July 2, 2005, the Sensus Group was in full compliance with the restrictive covenants of the senior credit facilities and the indenture governing the notes.

Impact of the Acquisition and Related Financing Transactions

In connection with the Acquisition, the assets and liabilities of the Sensus Group were adjusted to their fair value as of the closing. The Sensus Group increased its aggregate indebtedness as a result of the new financing arrangements that were entered into as a result of the Acquisition; accordingly, interest expense is higher in periods following the Acquisition. A significant portion of the purchase price was allocated to customer relationships, patents, trademarks and tradenames and a non-competition agreement. Because trademarks and tradenames are assets with indefinite lives, they are not amortized unless and until it is determined that they have finite lives, and are subject to annual impairment reviews. The excess of the total purchase price over the fair value of assets acquired at the closing of the Acquisition was allocated to goodwill, and is subject to an annual impairment review.

Contractual Obligations

The following table is a summary of contractual cash obligations (excluding interest) as of March 31, 2005 (in millions):

	Payments Due by Period
	Less than 1 year	1-2 years	3-5 years	After 5 years	Total
Term loan facilities	$0.6	$4.6	$58.1	$162.1	$225.4
Revolving loan facilities (1)	—	—	—	—	—
Operating leases	1.9	2.6	1.3	1.6	7.4
Senior subordinated notes	—	—	—	275.0	275.0

Total contractual cash obligations	$2.5	$7.2	$59.4	$438.7	$507.8

(1)	The revolving loan facilities provide for $70.0 million of borrowing capacity. The revolving credit facilities mature in December 2009. As of March 31, 2005, $4.5 million of letters of credit were issued and are included in the $70.0 million of borrowing capacity under the revolving credit facilities.

Taxes

The Sensus Group is subject to taxation in multiple jurisdictions throughout the world. The group’s effective tax rate and tax liability are affected by a number of factors, such as the amount of taxable income in particular jurisdictions, the tax rates in such jurisdictions, tax treaties between jurisdictions, the extent to which it transfers funds between jurisdictions and repatriate income, and changes in law. Generally, the tax liability for each legal entity is determined either on a (a) non-consolidated and non-combined basis or (b) consolidated and combined basis only with other eligible entities subject to tax in the same jurisdiction, in either case without regard to the taxable losses of non-consolidated and non-combined affiliated entities. As a result, the group may pay income taxes to some jurisdictions even though on an overall basis a net loss for the period is incurred.

Inflation

Inflation can affect the costs of goods and services used by the group. The majority of the countries that are of significance to the group, from either a manufacturing or sales viewpoint, have in recent years enjoyed relatively low inflation. The competitive environment in which the group operates inevitably creates pressure on it to provide its customers with cost-effective products and services. We believe the group’s cost reduction programs are critical to maintaining its competitive position.

Recent Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FAS 150”). In October 2003, the FASB announced a deferral for an indefinite period of the application of certain guidance in FAS 150, as it related to non-controlling interests that are classified as equity in the financial statements of the subsidiary but would be classified as a liability in the parent’s financial statements under FAS 150 (e.g., non-controlling interests in limited-life subsidiaries). Management does not expect that the adoption of this Statement will have a material effect on our financial statements.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs (“FAS 151”). FAS 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. FAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company adopted FAS 151 during the fiscal quarter ended January 1, 2005. The adoption of FAS 151 did not have a material effect on the Company’s consolidated financial position or results of operations.

On December 16, 2004, the FASB issued a revised Statement No. 123, Accounting for Share-Based Payment, Revised Statement (“FAS 123(R)”). FAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and amends FASB Statement No. 95, Statement of Cash Flows. FAS 123(R) requires that the compensation cost related to share-based payment transactions be recognized in the financial statements. The cost recognized in the financial statements will be based on the fair value of the equity or liability instruments issued. FAS 123(R) also offers additional guidance on measuring the fair value of share-based payment awards. Sensus Metering Systems (Bermuda 1) Ltd. maintains a Restricted Share Plan that provides for the award of restricted common shares to officers, directors and consultants of the Company. The Company will adopt FAS 123(R) in the first quarter of fiscal 2007. As permitted by FAS 123(R), the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation for the Restricted Share Plan. We have not assessed the impact adoption of FAS 123(R) may have on our results of operations, or overall financial position.

Qualitative and Quantitative Information about Market Risk

The Sensus Group is exposed to various market risk factors such as fluctuating interest rates and changes in foreign currency rates. The Sensus Group uses derivative instruments, such as forward contracts, to manage its exposure to market risks, such as foreign exchange risks.

Currency translation. The results of operations of the group’s foreign subsidiaries are translated into U.S. dollars at the average exchange rates for each period concerned. This translation has no impact on cash flow. The balance sheets of foreign subsidiaries are translated into U.S. dollars at the closing exchange rates. Any adjustments resulting from the translation are recorded as other comprehensive income (loss). As of July 2, 2005, assets of foreign subsidiaries constituted approximately 24% of total assets. Foreign currency exchange rate exposure is most significant with respect to the euro. For the fiscal quarter ended July 2, 2005, net sales were positively impacted by the appreciation of foreign currencies, primarily the euro, versus the U.S. dollar by approximately $2.1 million. For fiscal 2005, 2004 and 2003, net sales were positively impacted by the appreciation of foreign currencies, primarily the euro, versus the U.S. dollar by $13.4 million, $26.8 million and $11.8 million, respectively. In periods of a strengthening U.S. dollar, however, the group’s results of operations could experience a negative currency translation impact.

Currency transaction exposure. Currency transaction exposure arises when a business or company has transactions denominated in foreign currencies. When the group has entered into contracts that are denominated in foreign currencies, in certain instances it has obtained foreign currency forward contracts, principally denominated in euros and Slovakian Korunas, to offset the impact of currency rates on intercompany receivables/payables. These contracts are used to offset exchange losses and gains on underlying exposures. Changes in the fair value of these forward contracts are recorded immediately in earnings. The group does not enter into derivative instrument transactions for trading or speculative purposes. The purpose of the group’s foreign currency management policy is to minimize the effect of exchange rate fluctuations on certain foreign denominated anticipated cash flows. Holding all other variables constant, a change in the contracted forward rates of 1% on the group’s forward contracts denominated in the present foreign currencies would result in a gain or loss of $0.3 million, which the group believes would offset the impact of currency gains and losses related to certain of its intercompany payables and receivables. The Sensus Group may continue to use foreign currency forward contracts to manage foreign currency exchange risks in the future.

Interest rate risk. The Sensus Group has a significant amount of debt, with a large portion being at variable rates. Total debt as of July 2, 2005 was $499.8 million, of which $224.8 million bears interest at variable rates. As of July 2, 2005, the weighted average interest rate on the variable-rate term debt of the Sensus Group was 5.5%, all of which was outstanding under the senior credit facilities. Variable-rate borrowings under the senior credit facilities are, at our option, at the adjusted LIBOR plus 2.5% or the alternative base rate plus 1.5%. Holding all other variables constant, an increase in the interest rate of 1.0% on variable-rate debt would increase annual interest costs by $2.2 million. At present, the Sensus Group has not sought to hedge exposure to variable interest rates.

BUSINESS

Our Company

We conduct the primary operations of the Sensus Group in North America. The Sensus Group is a leading provider of advanced metering and related communications systems to the worldwide utility industry and has over a century of experience in designing and manufacturing metering products. The Sensus Group is the largest global manufacturer of water meters, the fastest growing segment of the metering industry, and has a substantial share of the sales of automatic meter reading, or AMR, devices to North American water utilities. In 2004, our market share of the North American water metering market was estimated at approximately 28%. Additionally, we believe that the Sensus Group is a leading global developer and manufacturer of gas and heat metering systems and an emerging participant in the North American electric metering market with iCon, our solid-state electricity meter. We are recognized throughout the metering industry for developing and manufacturing metering products with long-term accuracy and unique product features, as well as for providing comprehensive customer service for all of our products. In addition to our metering business, we believe we are the leading North American producer of pipe joining and repair products for water and natural gas utilities and a premier supplier of precision-manufactured aluminum die-castings. For fiscal 2003, 2004 and 2005, the Sensus Group had net sales from continuing operations of $504.5 million, $529.0 million and $569.8 million, respectively. The Sensus Group had net sales from continuing operations of $146.8 million for the fiscal quarter ended July 2, 2005 and $139.4 million for the fiscal quarter ended July 3, 2004.

The Sensus Group distributes metering systems products to utilities located throughout the world and has a large installed base of meters worldwide, of which we estimate approximately 24 million are water meters located in North America, the Sensus Group’s largest market. The majority of our customers’ metering system purchases are for the purpose of increasing their operating income by improving the accuracy of meter readings and reducing utility operating costs. Our sales are primarily driven by the upgrade and replacement cycles of our customers’ metering systems, and by new residential and commercial construction and regulatory considerations. Our large installed base provides us with a historically stable stream of high margin distributor sales.

In the group’s most important market, the North American utility market, its core end-customers are the approximately 53,000 water, 3,000 electric and 1,300 gas utilities located throughout the continent. To serve our fragmented and geographically diverse water utility customer base, we focus our efforts on the small to mid-size utilities that have an installed base of less than 50,000 meters. Such utilities represent approximately 90% of the water utilities in North America. Our advanced metering and AMR systems are attractive to these smaller utilities, which generally have limited resources, because they reduce labor-intensive manual meter readings, improve reading accuracy and minimize the cost of repairs. In the gas and electric utility markets, we target all of the approximately 1,300 gas and 3,000 electric utilities comprising the respective markets. We reach our customer base in the North American water and gas markets primarily by utilizing a network of distributors, some of which we have had relationships with for over 30 years. Since entering the electric meter market in 2002, we have established our electric utility sales channels in North America through a combination of direct sales personnel, manufacturers’ representatives and distributors. We are generally the exclusive meter supplier to our North American distributors and manufacturers’ representatives in most of the regional and local markets they serve. Our distributors and manufacturers’ representatives, who have strong relationships with our end-customer base, frequently act as outsourced purchasing departments that offer product recommendations and provide inventory management support.

The Sensus Group has three principal product lines: metering systems products, pipe joining and repair products and precision die casting products, accounting for approximately 80%, 10% and 10% of net sales, respectively, for fiscal 2005. Metering systems, the largest product line, includes advanced metering and related AMR communications systems and consists of four principal metering product categories: water, gas, heat and electricity. Under the Smith-Blair brand name, we manufacture pipe joining and repair products used primarily by water and gas utilities. Our precision die casting product line includes precision die-castings that are used internally for our gas meter housings and sold externally, primarily to Tier I automotive suppliers.

Our Smith-Blair subsidiary is the leading manufacturer of pipe joining, tapping and repair products. These products are used primarily by water and natural gas utilities to construct, extend and repair utility piping systems. Smith-Blair products are principally sold through distributors to the same utility customers that purchase our water meters. Smith-Blair’s natural gas pipeline coupling products feature our patented self-restraining EZ™ technology and provide pipe joining solutions for polyethylene (“PE”) pipe, as well as for transitions from PE pipe to metallic pipes. While Smith-Blair’s primary markets are water and gas utilities, other applications are as diverse as pulp and paper, mining, petroleum, chemical, irrigation, sewage treatment and power generation.

Our precision die casting business, conducted through Sensus Die Casting, has been producing high-performance aluminum die-castings since 1956. Sensus Die Casting conducts its principal manufacturing operations from a 255,000 square foot facility located in Russellville, Kentucky. In addition to die-castings produced for consumption in our metering business, products manufactured by Sensus Die Casting are used in approximately 70 models of automobiles. These products include air conditioning compressor housings, rack and pinion steering housings, and antilock brake housings. Although Sensus Die Casting products are principally sold in the U.S. domestic market, we are beginning to see markets develop overseas with our automotive customers.

Industry Overview

Our metering systems are sold primarily to the utility industry. Unlike the electric and gas utility markets, which are dominated by large, publicly traded or investor owned companies, the water utility market is dominated by local municipalities that generally seek to maximize revenue in budget-constrained environments. As a result, metering systems are a critical revenue measurement tool for these utilities. Over time, as meters degrade and lose accuracy due to corrosion and wear and tear, these utilities must replace their installed meter base, or risk losing revenue from their customers. Because any incremental revenue earned in excess of projected rates translates into operating income for the municipality, water utilities have a strong incentive to ensure the highest degree of accuracy in their meter readings.

In addition to the importance of the revenue stream measured by water meters, utilities have recently begun to manage their costs by deploying AMR systems. Traditionally, utilities have employed personnel to manually visit and read each meter, a laborious and expensive process prone to human error. AMR systems permit utilities to reduce the number of meter reading employees and increase accuracy by translating meter flow readings into electronic signals (encoding), rather than mechanically turning dials. Once encoded, water usage data can be read by walk-by and drive-by systems via remote signal, and increasingly, can be read remotely by fixed-network receivers installed in each neighborhood, significantly reducing a utility’s meter reading workforce and expense.

Metering Systems Products

The global metering systems market, excluding sales of AMR communications systems, generated approximately $5.8 billion in annual sales in 2002. The Sensus Group primarily competes in the North American and European markets. These markets accounted for $1.1 billion and $1.7 billion, respectively, of annual sales in 2002. The North American metering market is projected to grow at a compounded annual growth rate, or CAGR, of approximately 4% over the next two years. The overall European market is expected to contract by approximately 2% annually over the next two years, due primarily to reductions in the gas and electric metering markets. The Sensus Group’s primary European market, the water metering market, is projected to grow at a CAGR of approximately 3% over the same period.

Demand for meters has historically been driven by replacement and repair activities, upgrades to new features or technologies, new construction activity, conservation considerations and regulatory requirements. In addition, utilities have been migrating their manually read meters to technology-based, communicating metering systems (“AMR systems”). AMR systems enable utilities to lower their operating costs and increase their revenue streams through the reduction of manual meter readings and the improvement of measurement accuracy. As a result of these benefits, the AMR market has experienced significant growth. In 2004, the AMR market in

North America generated an estimated $652 million in annual sales, or 59% of the North American metering and AMR systems market. This market has grown at a CAGR of approximately 16% from 2000 to 2004 and is expected to grow at a CAGR of approximately 15% over the next three years. We believe substantial expansion opportunities exist in the market for AMR systems, as only an estimated 20% of the total North American installed meter base, including water, gas and electric meters, contained AMR technologies at December 2003.

The water metering market generates an estimated $1.4 billion in global annual sales, with North America and Europe accounting for approximately $440 million and $444 million, respectively. The North American water metering market is estimated to grow at a CAGR of approximately 3% through 2007, while the European water metering market is estimated to grow at a CAGR of approximately 3% through 2007. The water metering market is comprised of sales of meters for residential, industrial and commercial applications. We estimate that the top four water meter manufacturing companies in North America represent approximately 80% of the North American water metering market, and the top four water meter manufacturing companies in Europe represent approximately 85% of the European water metering market.

In North America, market conditions and governing standards bodies allow for variations in product design and technology. As a result, the expected service life of a water metering system is approximately 15 years. Due to this long service life, North American utilities benefit by investing in more expensive, higher quality metering systems because long-term reliability and accuracy are important to maintaining utility revenue levels. In addition, AMR systems enable utilities to achieve significant cost savings. Much of the European residential water metering market, however, is subject to national regulations that effectively limit a meter’s service life to approximately six years. These regulations minimize the need for long-term meter accuracy. In addition, European utilities do not read their meters as frequently as those in North America and rely on self-reporting, which minimizes the cost benefits of AMR systems. As a result of these factors, product differentiation and features are less of a basis for competition, and advanced technology systems are often more difficult to justify in Europe than in the North American market. In the commercial and industrial markets durability, accuracy and design specifications are more critical in a customer’s selection process than price. Sales of meters to the European commercial and industrial water metering markets therefore generate higher margins than sales to the European residential water metering market.

In addition to water metering products, we offer metering products for the gas, electric and heat metering markets. The gas metering market generated approximately $1.2 billion in global annual sales in 2002, with North America accounting for approximately $291 million. The global electric metering market generates approximately $3.2 billion in annual sales, with North America accounting for approximately $523 million. The North American gas and electric metering markets are projected to grow at a CAGR of approximately 5% and 4%, respectively, through 2007. The heat metering market generates approximately $262 million in annual sales. The European heat market is projected to contract at an annual rate of 4% through 2007, while ultrasonic technology is expected to gain acceptance and grow at a CAGR of approximately 9% during the same period.

Pipe Joining and Repair Products

Our Smith-Blair brand competes in the North American pipe joining, tapping and repair products market. Pipe joining, tapping and repair products consist principally of pipe couplings, tapping sleeves and saddles, and repair clamps that are used by utilities in pipe joining and pipe repair applications. We estimate this market was essentially flat in 2004. Demand for pipe joining, tapping and repair products is driven by new construction, replacements and repairs. Replacement and repair demand is driven by aging infrastructure as well as extreme weather conditions, including freezes, droughts and earthquakes. Due to the often time-sensitive nature of customer demand for pipe joining, tapping and repair products, a company’s ability to promptly respond to customer needs with effective engineering solutions plays a significant role in its success within this market. Smith-Blair successfully differentiates itself by providing the widest range of both standard products and engineered-to-order products, while maintaining the highest levels of customer service and, we believe, the shortest lead times in the industry.

Precision Die Casting Products

In North America, approximately 250 die casters produce thousands of castings for numerous products ranging from components for automobiles to medical devices. Sensus Die Casting’s products consist of high quality thin-wall, low-porosity aluminum die-castings, generally targeting the automotive industry and gas utility markets in North America. We believe that only four other precision die casters in the United States have the ability to produce products that are similar to those produced by Sensus Die Casting. Sales within the precision die casting market are largely dependent on the success of the automotive platform for which the products are manufactured. Pricing of precision die casting products also tends to decline over time reflecting operating efficiencies achieved over the life of a product, the cost savings of which are typically passed on to customers. Growth in the precision die casting market is driven primarily by the automotive market, which we estimate accounts for 56% of the market, and by the aircraft, major appliances, machine tool and heavy machinery sectors.

Competition and Competitive Strengths

The North American water meter industry is highly competitive, with competition based principally on the breadth of product offering, product quality and availability, customer service and price. The group’s significant competitors include Badger Meter Inc., Neptune Technology Group Inc. and AMCO Water Metering Systems, Inc. in the North American water metering market; Itron, Inc., Master Meter Company, Badger Meter, Inc. and Neptune Technology Group Inc. in the North American water AMR market; and Actaris and Elster Metering in the European and other international water metering markets. Likewise, the pipe joining and repair products market and the precision die casting market are highly competitive. Smith-Blair competes with Dresser, Inc., The Ford Meter Box Company, Inc. and Romac Industries, Inc. in its markets, and Sensus Die Casting competes with Gibbs Die Casting Corporation, Contech, a division of SPX Corporation, INTERMET Corporation and Atchison Casting Corp. Some of these competitors may have greater financial, technical or marketing resources than us and, in certain markets, better name recognition and market share which would provide them with competitive advantages.

Because the sales of the Sensus Group in the metering systems industry, generally, and the water metering business, in particular, are derived in large part from our installed customer base, we, like our competitors, are challenged to gain significant market share, other than through acquisitions or significant product innovation. Some of our competitors have, or in the future may have, substantially greater access to capital which would allow them to more easily complete acquisitions or dedicate greater resources to the development or adoption of new technologies. See also, the discussion under “Risk Factors—Risks Relating to Our Business—We are facing increasing competition. If we are unable to successfully implement our business strategy we risk losing market share to these competitors,” for a discussion of other competitive factors that could adversely impact the Sensus Group’s ability to successfully compete.

Notwithstanding the significant competition faced by the Sensus Group in the markets in which it competes, we believe that the Sensus Group is distinguished by the following competitive strengths:

•	Market Leading Positions. We believe that the Sensus Group is the leading producer of water metering systems worldwide and the largest metering systems provider to the North American water metering market, which is the fastest growing segment of the global metering industry. The group’s share of the North American water metering market was estimated at approximately 28% in 2004. The group’s share of the European water metering market was estimated at approximately 29% in 2002. The group also has a number three position in North American water AMR product sales, and leading positions in the North American gas and European heat metering markets. In addition, we believe we are the leading provider of pipe joining and repair products to North American water and natural gas utilities through our Smith-Blair brand. We have achieved and expect to maintain our leadership positions by developing and manufacturing innovative products that enable our customers to improve their utility operations and by providing comprehensive customer service support for all of our products.

•	Large Installed Base with Strong Recurring Sales Stream. We estimate that our installed base of water meters in North America is approximately 24 million units, or 28% of the region’s total installed base. We believe that our installed base of water meters provides us with a strong recurring sales stream as our customers replace existing meters and upgrade existing metering systems with advanced technologies. Additionally, our entire North American water meter product line is compatible with our AMR systems and we currently ship approximately 72% of our water meters with AMR-capable registers. Since 1957, we have designed all of our North American water meters to be upgradeable to advanced metering features. As a result, we are able to generate high margin aftermarket sales by offering our customers the ability to upgrade their existing systems at a lower cost than purchasing new meters.

•	Premier Product and Design Reputation. With over a century of experience in designing and manufacturing metering systems for utilities, the Sensus Group has earned a reputation for providing high quality products. Our positive displacement meters have market leading accuracy and reliability during their expected service lives. In addition to selling manually read meters, we focus on selling high value, integrated systems comprised of superior quality meters and leading edge AMR communications devices. We design meters that can be easily migrated to higher levels of technology, which allows the utility to protect its initial investment by ensuring compatibility with future technologies. We believe we are currently the only manufacturer of metering systems that offers this migratability feature to end users across its entire installed base. In addition, we have designed our product line to enable our utility customers to substantially reduce the amount of labor required to maintain and monitor their distribution systems. For water utilities in particular, tasks such as repairing a broken meter, reading a meter manually or even responding to a customer service call are extremely labor intensive and costly. Our system designs and products offer an attractive cost-benefit value proposition because they substantially reduce the costs required to accomplish these tasks.

•	Strong Position in North American Water AMR Sales. We participate in the water metering AMR market, the fastest growing sector of the metering industry. Sales of water meter AMR devices is expected to grow at a CAGR of approximately 15% over the next three years due to the significant cost benefits and greater functionality these systems offer to utility customers. We believe substantial expansion opportunities exist in the market due to the low penetration rate achieved by water metering AMR devices to date. Currently, AMR technology is only utilized on approximately 18% of the North American installed water meter base. This compares to estimated penetration rates of approximately 30% and 27% for gas and electric AMR, respectively. We estimate that our sales of AMR devices represented 19% of the total sales in the North American water AMR market in 2004. We offer three advanced AMR systems that can reduce a utility’s meter reading costs, resulting in an investment payback period of as few as two years. Furthermore, we achieve incremental sales when a utility chooses an AMR system because it must also have AMR compatible water meters. Depending on the utility’s current installed base of meters, utilities frequently either upgrade their existing meters or purchase new meters to work with the AMR system. As a result, AMR sales drive enhanced sales of our core metering product lines.

•	Established Relationships with Distributors. Our North American distributor relationships are key factors in our success. In order to reach our broad base of utility customers, we utilize an established network of distributors, some of whom we have had relationships with for over 30 years. We are generally the exclusive meter supplier to our North American distributors in most of the local markets they serve. These distributors, due to their long-standing relationships with our utility customers, prefer to carry our products because utilities have demonstrated their preference for our products and customer service. In addition, to strengthen our partnerships with our distributors and enhance our market position and sales, we hold training seminars for all of our distributors’ sales staff to educate them on our product lines and assign sales support specialists to every distributor account.

•	Solid Cash Flow Generation. For fiscal 2004 and 2005, the Sensus Group generated $64.0 million and $79.9 million, respectively, of EBITDA (See, “Summary Historical Financial Data”) after incurring restructuring and other similar costs of $10.7 million and $8.1 million in the respective periods. In addition, EBITDA for fiscal 2004 was adversely impacted by an increase of $10.3 million in our inventory values due to the application of purchase accounting to inventory carrying values related to the Acquisition, $1.8 million of non-recurring transition expenses related to the Acquisition and $0.6 million of annual management fees. The group’s capital expenditures ranged from 3% to 4% of net sales from fiscal 2001 to fiscal 2005, and working capital requirements as a percentage of net sales were 16% and 17% for fiscal 2004 and fiscal 2005, respectively. We believe these strong cash flows are derived from the significant aftermarket component of the group’s meter sales coupled with the technologically advanced metering features of the group’s products, which contribute to high margins.

•	Experienced Management Team. The Sensus Group is led by an experienced management team with an average of over 23 years experience in the metering industry, including 16 years at Sensus and our predecessor companies. Our management team, led by our President and Chief Executive Officer, Daniel W. Harness, is focused on creating value through our position as a premier global supplier of high value metering systems that support utilities’ existing and future requirements as well as expanding our market share and improving overall profitability.

Business Strategy

The goal of the Sensus Group is to continue to be a leader in the metering system industry by providing value-added advanced metering and related communications systems for the worldwide utility industry. We and other members of the group intend to achieve this goal by pursuing the following strategies:

•	Maintain Focus on Core North American Market. The North American market, including metering systems, pipe joining and repair products and precision die casting, will remain a key focus for our business. We are committed to maintaining our market leading positions in the North American markets we serve through continued superior product design, technological innovations, customer additions and comprehensive customer service. We believe this commitment will continue to enhance our reputation as a producer of high quality, innovative products and enable us to maintain our leadership position in our core market.

•	Continue to Develop Market-leading Technologies. Technological advancements, which enhance the revenue and improve the efficiency of utility customers, are key drivers of sales of our metering systems. We have been and continue to be a technological leader in metering systems, including AMR systems, and are at the forefront of several new metering system technologies which we believe will drive sales in the future. As an example, in fiscal 2005, we introduced an updated version of our AMR radio-frequency meter transceiver unit (“MXU”) which connects to the meter, providing a communication link to an AMR system. This enhanced MXU incorporates several beneficial characteristics, including stronger transmittal signal strength and a 20-year battery life, and allows us manufacturing cost reductions. These upgrades have improved our product position in the water AMR market. Additionally, we introduced a fixed-based AMR radio network in select water metering markets in 2003, which complements our drive-by and walk-by systems. We recently extended our technical capabilities beyond our core water market through the development of two new innovative products for the gas and electric utility markets. We plan to continue developing technological capabilities to maintain our position as a market leader and, for fiscal 2005, the Sensus Group invested approximately $24.4 million in research, development and technical support.

•

Capitalize on Metering Technology Leadership in Complementary Markets. We are applying our extensive knowledge in metering systems and market leading AMR technology to pursue new opportunities in the gas and electric metering markets. Our recently introduced Sonix ultrasonic gas meter has positioned us at the forefront of the next generation of gas metering technology. This technology also enables us to enter the pre-pay gas meter segment in selected international markets, which could significantly increase gas meter sales. Although sales in this product line are not currently significant, we believe that the increased production associated with these initiatives will enable the Sonix product line to be a cost competitive alternative to traditional mechanical residential gas meters. We expect our recently introduced iCon solid-state electricity meter to be a meaningful source of growth over the next several years because of its advanced electricity metering capabilities, such as improved accuracy, time of day pricing, and its capacity to serve as a single AMR platform designed to integrate electric, gas and water metering information.

•	Enhance North American Distributor Relationships. We have strong relationships with the leading distributors in the North American water and gas metering markets. Because we view these relationships as a key factor in our success, we invest significant resources to maintain these relationships and provide our distributors with superior sales support and service. To ensure the distributors’ sales staffs are fully educated on our product line, we hold training seminars for all of our North American distributors’ sales staff and assign sales specialists to support every distributor account. Additionally, we plan to continue to strengthen our relationships with distributors by maintaining and enhancing our product portfolio, one of the most extensive in the utility industry. Our diverse product portfolio has traditionally provided us with an advantage over competitors as it is more cost effective for distributors to conduct business with full service suppliers.

•	Continue to Reduce Costs and Improve Productivity. In addition to capturing market share through sales, marketing and distribution initiatives, the Sensus Group is focused on improving sales and profitability through increased operational excellence. In addition, in fiscal 2001, the group initiated a focused five-year restructuring and cost reduction program designed to reduce its cost structure through a migration of production to low labor cost countries, headcount reductions and third-party outsourcing. As a result of this initiative, the group has streamlined manufacturing, distribution and administrative operations while increasing the percentage of the workforce that is employed in low labor cost regions to approximately one-third in fiscal 2005 from 15% in fiscal 2001. These restructuring initiatives resulted in restructuring and other similar costs of $85.8 million from fiscal 2001 through fiscal 2005 ($16.6 million in non-cash charges), of which $31.9 million related to employee severance and related costs, $13.1 million related to asset impairments, and $8.9 million related to excess payroll and production costs as well as other restructuring expenses, and resulted in cumulative realized annual cost savings through the end of fiscal 2005 of $40.1 million. We also maintain a Six Sigma/lean enterprise strategy designed to improve inventory management, customer delivery and plant utilization and to further improve our cost structure. One of the primary focuses of our six Sigma/lean enterprise strategy is to train employees on methods to improve the quality of our products and efficiency of our business. We also focus on identifying additional cost-saving and improvement projects to implement in connection with this strategy.

•	Selectively Pursue Strategic Opportunities. The Sensus Group will selectively pursue attractive opportunities, including acquisitions, joint ventures, partnerships and license agreements, that complement and expand existing product lines or provide improved presence in certain under-represented market areas. We believe that our manufacturing, distribution and administrative infrastructure affords economies of scale that we can leverage as we pursue these strategic opportunities. Further, we believe that we can effectively utilize our technical expertise, customer contacts and managerial talent to benefit these growth initiatives while simultaneously improving our service to our customers. We intend to focus on opportunities with complementary manufacturing capabilities, technologies or products that would benefit from our extensive independent distribution network.

The ability of the Sensus Group to successfully implement its business strategy is subject to certain risks discussed herein under the heading “Risk Factors—Risks Relating to Our Business.”

Our Products

Metering Systems Products

Water Metering Systems. The Sensus Group is the world’s leading producer of water meters and advanced water metering systems. Metering systems compile important customer usage information that determines a utility’s earned revenue, and as a result, are critical components of the utility’s distribution infrastructure. With $338.7 million in sales for fiscal 2005, the group’s water metering systems product line accounted for approximately 59% of total sales during that fiscal year. The group sells its water metering products worldwide. We are a leading producer of water meters and AMR systems in North America, with sales of $220.3 million for fiscal 2005. In Europe, the Sensus Group is also the leading producer of water meters, with annual sales in the region of $95.7 million, or approximately 17% of total sales, for fiscal 2005. The group generated approximately 65% of its water meter sales from North America, 28% from Europe and 7% from other international markets for fiscal 2005.

Within the water meter business we focus on providing total metering solutions, including meters and AMR equipment, to water utilities for residential, commercial and industrial applications. In fiscal 2005, approximately 74% of the group’s water metering and AMR sales were from sales of our residential meters. The water meter product line consists of two types of residential meters—positive displacement meters and velocity meters. Positive displacement technology has the ability to provide a more accurate reading over a longer life than velocity meters when used to measure high quality, low particulate water. Positive displacement meters function by continuously measuring a finite volume of water repeatedly in a piston-action chamber. In a limited number of markets where water has a high particulate content, velocity meters are more effective due to the measuring technique of the meter. Velocity meters function by measuring the speed of water flowing through a known-diameter pipe.

For residential applications, positive displacement technology is the standard in North America, where the expected water meter life is approximately 15 years. Regulatory requirements in many European countries effectively limit the in-service life of residential water meters. In addition, European utilities frequently bill their customers quarterly based on estimated use, not actual use. This billing practice lessens the need for accurate readings provided by positive displacement meters. As a result, velocity technology has become the standard in Europe for residential applications. Our North American residential water meter models include our SR, SR II and PMM Multi-Jet brands and the group’s European residential water meter models include the 620 and MN-SN models.

We also provide a variety of advanced accurate metering devices for high flow commercial and industrial applications, as well as specialty meters for fire service and agricultural irrigation. In fiscal 2005, approximately 15% of the group’s water metering and AMR sales were from the sale of commercial and industrial meters. These meters include larger size positive displacement meters and velocity meters, compound meters, turbine meters and propeller meters. Each has unique advantages depending on the pipe size, flow requirements and the application for which it is being used. The group’s commercial and industrial water meter models include Series “W” Turbo Meters, SRH Compound Meters and Fire Service Meters in North America and Woltman type and the WPD and WSD models for Europe and other international markets.

We also provide a full range of sub-meter products for the water metering market that are used by property owners or sub-metering companies to allocate water expense to tenants based on usage. In fiscal 2005, approximately 10% of the group’s water metering and AMR sales were from our sub-metering product sales. Traditionally a European market, sub-metering has recently gained greater acceptance in North America due to an increased focus on water conservation. In a typical sub-metering arrangement, a water utility utilizes a meter to measure the total water usage of a multi-tenant facility and bill the property owner. Our sub-meter systems can then be utilized by the building owner to accurately and fairly pass that cost on to the individual tenants of the building.

AMR is the process of electronically collecting data from a utility meter. Common AMR systems utilize a radio frequency interface unit that reads a meter register and can be read with a handheld unit, a mobile unit or through a fixed AMR network linked to a central host computer at the utility office. Other AMR reading methods include phone AMR systems and powerline carrier AMR systems. AMR technologies enable utilities to increase efficiency by improving meter reading accuracy, reducing meter reading costs through automation and by facilitating better water resource management. Generally, increased meter accuracy results in higher revenue for utilities by allowing the ability to bill for previously unaccounted waterflow. In fiscal 2005, approximately 49% of the group’s water metering and AMR sales were from AMR system sales. Our entire North American water meter product line is compatible with our AMR systems and in fiscal 2005, approximately 84% of the positive displacement water meters we shipped in North America were AMR-ready, and were shipped with the Intelligent Communications Encoder register, our latest generation encoded register. We have three AMR systems that we currently bundle with our water meters—TouchRead, RadioRead (including our new fixed base system) and PhonRead. Each of these systems functions with both residential and commercial meters. Each system offers the automatic collection of meter data which can then be integrated easily into a utility’s billing software system or third-party software suites that automate the billing process. AMR has enjoyed successes in North America but, to date, has not been widely implemented in non-North American markets.

Heat Metering Systems. The group’s heat meter product line comprises highly reliable and technologically advanced heat metering systems sold primarily to the European market. The Sensus Group has been developing heat meter systems for over a century and is recognized for some of the most significant technological advancements in the industry, including the recent introduction of an ultrasonic heat meter to participate in the fastest growing segment of the heat metering market. The Sensus Group sells its products primarily to heat utilities and submetering companies in Germany, Eastern Europe and Scandinavia, which use these products to measure energy consumption for heating and refrigeration applications where water is used as the heating or refrigerant medium. These products measure the temperature and volume of water as it enters a residence or commercial property and re-measure the temperature as it exits the premises, calculating energy consumption. The group’s heat metering products include PolluCom, PolluTherm and PolluStat. The heat metering systems product line generated $49.9 million in sales for fiscal 2005.

Gas Metering Systems. We offer a broad range of metering and pressure regulation products for use by gas distribution and transmission utilities as well as industrial and commercial customers. Our business is concentrated in the North American market where we are particularly strong in the high volume, turbine meter product line of the market. Our gas metering systems product line is comprised of four product categories—diaphragm meters, ultrasonic meters, turbine meters and pressure regulation products. Our gas metering products include the Auto-Adjust II turbo meter, the R-275 residential diaphragm meter and the Sonix ultrasonic meter, which has positioned us at the forefront of the next generation of gas metering technology and has enabled our entry into the pre-pay gas meter segment in selected international markets. We believe that increased production volume driven, in part, by these initiatives, will enable the Sonix product line to be a cost competitive alternative to traditional mechanical residential gas meters. The gas metering systems product line generated $56.8 million in sales for fiscal 2005.

Electric Metering Systems. Electro-mechanical meters have been the industry standard technology utilized by electric utilities for nearly a century, especially in residential applications. Although electronic meters provide greater accuracy and durability, until recently they have been too expensive for residential use. In fiscal 2003, we entered the North American electric metering market through the introduction of our iCon line of solid-state electricity meters for residential use. Our iCon meters are designed to facilitate the addition of advanced AMR communication options across all meter types while providing superior measurement accuracy and durability. The iCon meter is a good example of our ability to leverage our advanced metering technologies across complementary markets. The iCon meter was designed to interface with our own AMR communications technologies as well as third-party AMR systems. We believe we can leverage our AMR partners’ existing relationships with electric utilities to gain access to potential customers. The iCon meter functions with our present AMR systems, will be upgradeable with next-generation systems that are being developed, and will serve as a gateway AMR device that enables integrated utility communication across all types of utility meters. The electric metering systems product line generated $7.4 million and $14.4 million in sales for fiscal 2004 and fiscal 2005, respectively.

Pipe Joining and Repair Products

Through our Smith-Blair brand, we believe we are the leading North American provider of pipe joining and repair products primarily for water and natural gas utilities. Smith-Blair’s pipe joining and repair products are used in applications where piping systems have failed, or modifications or additions to existing piping infrastructure are required. Smith-Blair’s products are commonly used where the cost of system failure to the end user is substantial. As a result, end user purchasing decisions are generally focused on quality, reliability and availability, rather than price alone. Our extensive distribution infrastructure provides local emergency inventory availability in all key markets. As a result of these factors, our Smith-Blair subsidiary has been able to generate high margins and strong cash flow from sales of these products. Smith-Blair also maintains a presence in a diverse array of industries, including pulp and paper, mining, petroleum, chemical, irrigation, sewage treatment plants and power generation. For over half a century, Smith-Blair’s engineers have been responsible for developing one of the most extensive product lines used to repair and join all types and sizes of pipes. The Smith-Blair name is recognized throughout the industry for superior product engineering and responsive service. Examples of Smith-Blair brand names include the Omni and Quantum models. The pipe joining and repair product line generated $55.6 million in external sales for fiscal 2005.

Precision Die Casting Products

Sensus Die Casting, with its precision die casting product line, is a leading manufacturer of thin-wall, low-porosity aluminum die castings. In fiscal 2005, approximately 27% of Sensus Die Casting’s precision die casting products were used internally by the gas metering business of the Sensus Group, approximately 70% were sold to Tier I automotive component suppliers and the remaining 3% were sold to manufacturers of lawn equipment and power tools. The internal production of die-casting provides the aluminum housings for our diaphragm gas meters. In addition, Sensus Die Casting produces components used externally in small engines, automotive air conditioning compressors, rack and pinion steering systems and braking systems. The precision die casting product line generated $44.1 million in external sales for fiscal 2005.

Sales, Marketing and Distribution

In North America, we sell our water and gas meters primarily through a network of distributors, some of which we have had relationships with for over 30 years. Distributors can most effectively reach our broad base of existing and potential customers, which includes over 53,000 water, 3,000 electric and 1,300 gas utilities. Since entering the electric meter market in 2002, we have established our electric utility sale channels in North America through a combination of direct sales personnel, manufacturers’ representatives and distributors. Our distributors and manufacturers’ representatives have extensive relationships with many of the water, electric and gas utilities in North America. Through strong, sole-source distribution arrangements in regional and local markets, we are able to leverage those relationships to generate sales. We complement our distribution network with a North American sales force consisting of 51 members, the majority of whom are dedicated to the water metering market. We encourage each distributor to have an SMS-trained specialist on staff who is extensively trained in all aspects of our metering and AMR product lines. This specialist provides expertise on a local level and also acts as a liaison through whom we can communicate important product developments. Through account development programs, our sales people also frequently make joint sales calls with distributors and manufacturers’ representatives.

The distribution agreements with our distributors throughout North America require that our distributors promote, sell and provide service for our products within their territory. Generally, prices and other terms and conditions of sale are governed by our terms of sale and price lists as in effect from time to time. Although our distribution agreements for the North American market are, as a rule, for renewable one-year terms, either party is generally able to terminate the agreement, with or without cause, upon 30 days prior written notice. Our largest distributor, National Waterworks, Inc. and its affiliates, represented approximately 12% of total net sales in fiscal 2005. No other one customer accounted for more than 5% of total net sales.

The group’s sales and marketing strategy in Europe differs from that in North America because of the varying competitive and regulatory landscape. In Germany and certain other European countries, for example, there are regulations that effectively limit the in-service life of a cold water meter to six years and a hot water or heat meter to five years. In such markets, long-term accuracy and durability are not as important due to the short life of meters. Most utilities in Europe procure their meters through a tender process required by European Union or in-house regulations. Price, therefore, remains the main competitive factor in most sections of the residential European metering market. To address the specific characteristics of the European market, the group maintains a direct field sales force of 68 persons who are highly trained on product specifications and performances and are able to assist customers in analyzing the technical and financial implications of major metering projects. In addition, the group selectively uses distributors in the European market primarily in the water and heat sub-metering markets. European distributors act more as wholesalers than distributors and do not maintain significant sales and support groups.

The Sensus Group also maintains a small sales force in South America, Asia and Africa. Market coverage is mainly achieved through commissioned sales agents and several distributors. The sales people have an important role in specifying products and services. They are also responsible for getting products qualified by utilities’ technical departments.

In addition to the sales and distribution channels, each product line is supported by a product marketing group. The marketing groups furnish product and sales support materials by providing a variety of services, including literature, promotional programs and web-site management. The corporate marketing group also coordinates product pricing and distributor support programs, as well as support for industry advertising, trade shows and publications.

Products and Systems Development

We are committed to developing the most technologically advanced products within the metering industry. Currently, we maintain an active engineering and technology program that performs four key functions: development of new products, support of existing products, technical assistance for customers and new technology investigations. The Sensus Group’s research and development expenditures for fiscal 2005 were $24.4 million. The group currently has approximately 154 technical personnel operating in eight key facilities in six countries, with several smaller support groups located regionally.

A primary focus of our research and development is new product development. New product ideas are collected from many sources, including customers, sales and marketing people and competitors. We have established engineering teams with specific technical expertise to support global business activities, which eliminate duplication of effort and allow us to focus on enhancing each specific area of expertise. Utilities are very conservative in adopting new technologies and prefer to use products with a proven track record of successful deployment in the field. As a result, new products must undergo extensive field-testing prior to release to target markets. Another major activity of our engineering group is the continual refinement and improvement of existing product design and cost.

In addition to developing our own internal technologies, we have many existing strategic relationships, including licensing agreements and development partnerships with third parties. These relationships are typically negotiated on an exclusive basis and provide us with full licensing rights.

Our Properties and Facilities

As of July 2, 2005, the Sensus Group maintained 22 manufacturing and assembly facilities and 11 office locations. Of these 33 locations, 11 are located in North America, 13 in Europe, 2 in South America, 3 in Asia and 4 in Africa.

The group owns and leases manufacturing/assembly, office and other industrial facilities throughout North America and in several foreign countries. The table below sets forth the locations of the facilities in North America.

Location	Owned/Leased	Square Feet	Use of Facility
Texarkana, AR	Owned	250,005	Manufacturing/Assembly
Goleta, CA	Leased	7,890	Office
Orlando, FL	Owned	48,492	Manufacturing/Assembly
Russellville, KY	Leased	254,999	Manufacturing/Assembly
Juarez, Mexico	Leased	45,720	Manufacturing/Assembly
Raleigh, NC	Leased	20,344	Office
DuBois, PA	Owned	197,003	Manufacturing/Assembly
DuBois, PA(1)	Leased	136,617	Manufacturing/Assembly
Pittsburgh (Forest Hills), PA	Leased	8,848	Office
Uniontown, PA	Leased	240,317	Manufacturing/Assembly
Richardson, TX	Leased	215	Office

The table below sets forth the locations of the facilities outside of North America.

Location	Owned/Leased	Square Feet	Use of Facility
EI Eulma, Algeria	Leased	32,818	Manufacturing/Assembly
Minsk, Belorussia	Owned	1,098	Office
Nova Odessa, Brazil	Leased	37,674	Manufacturing/Assembly
Santiago, Chile	Leased	21,653	Manufacturing/Assembly
Beijing, China	Leased	83,173	Manufacturing/Assembly
Shanghai, China	Leased	53,628	Manufacturing/Assembly
Prague, Czech Republic	Leased	8,814	Office
Malakoff, France	Leased	3,940	Office
Lyon, France	Owned	55,952	Manufacturing/Assembly
Babelsberg, Germany(1)	Owned	21,625	Manufacturing/Assembly
Hannover, Germany	Owned	49,471	Manufacturing/Assembly
Ludwigshafen, Germany	Leased	18,815	Manufacturing/Assembly
Ludwigshafen, Germany	Owned	317,743	Manufacturing/Assembly
Pune, India	Owned	32,292	Manufacturing/Assembly
Rosh Haayin, Israel	Leased	2,100	Office
Temara, Morocco	Leased	10,764	Manufacturing/Assembly
Stara Tura, Slovakia	Leased	57,652	Manufacturing/Assembly
Gauteng, South Africa	Leased	16,178	Manufacturing/Assembly
Barcelona, Spain	Leased	6,738	Office
Valencia, Spain	Leased	1,076	Office
Romsey, UK	Leased	31,043	Manufacturing/Assembly
Sumy, Ukraine	Leased	4,133	Office

(1)	Leased to a third party.

Suppliers and Raw Materials

In fiscal 2005, the Sensus Group purchased approximately $228 million of materials from direct suppliers and approximately $49 million of materials from indirect suppliers. In fiscal 2005, the group’s largest supplier accounted for approximately 13% of total material expenditures, while the top ten suppliers accounted for approximately 41% of total material expenditures.

The principal materials used in the manufacturing processes are commodities that are available from a variety of sources. The key metal materials used in the manufacturing processes include brass castings, aluminum ingot and machined parts. The key non-metal materials used include high performance engineered plastic parts, energy, plastic resins and rubber. We do not maintain long-term supply contracts with our suppliers. Management believes that there is a readily available supply of materials in sufficient quantity from a variety of sources. We have not experienced a significant shortage for key materials and have not recently engaged in hedging transactions for commodity supplies.

We have developed strategic partnerships with Contract Electronic Manufacturers (“CEMs”), our outsource manufacturing providers. We are able to leverage the CEMs’ ability and capacity to manufacture high volume electronic components. In addition, CEMs function as an extension of our manufacturing capabilities by assembling some of our products and shipping them directly to customers.

Customers

The top ten customers of the Sensus Group accounted for approximately 33% of net sales in fiscal 2005. Sales to distributors affiliated with National Waterworks, Inc., our largest customer, constituted approximately 12% of total net sales in fiscal 2005. No other one customer accounted for more than 5% of total net sales.

Employees

The Sensus Group is headquartered in Raleigh, North Carolina and operates globally with 33 facilities in the United States and other countries, including Germany, France, U.K., India, Brazil, Chile, South Africa and China. As of July 2, 2005, the group had 3,372 full-time employees, of which 1,366 were located in the United States.

The Sensus Group maintains both union and non-union workforces. As of July 2, 2005, 1,808 employees were covered by collective bargaining agreements. The Uniontown, Pennsylvania facility has a five-year agreement with the United Steel Workers of America that will expire on February 24, 2008. Sensus Precision Die Casting, Inc., our subsidiary through which we operate our precision die casting product line, has a three-year agreement with the United Automobile Workers that will expire on October 8, 2006. The current three-year agreement between Smith-Blair and the United Steel Workers of America expires on March 28, 2007. Additionally, Ludwigshafen, Germany and Hannover, Germany employees are represented by IG Metall and negotiate with local Employers Associations that represent the German subsidiaries as well as other employers from the industry. The outcome of these negotiations also indirectly affects non-unionized employees to the extent that individual employment agreements contain references to the relevant metal union contracts. The current agreement, the first executed in recent years covering the Sensus Group’s German Unionized Workforce, expires on February 28, 2006. See “Risk Factor—Risks Relating to Our Business—We are subject to work stoppages at our facilities, or our customers or suppliers may be subjected to work stoppages, which could seriously impact the profitability of our business.”

Intellectual Property

Our success and ability to compete depend substantially upon our intellectual property. The Sensus Group pursues patent and trademark protection in the United States and abroad. The group currently has almost 211 U.S. and foreign patents, 23 of which we believe are significant to the business of the Sensus Group. The protection for the first of these patents expires in July 2005 and the protection for the last of these patents expires in 2022. The Sensus Group also currently has numerous trademark registrations, 26 of which we believe are significant to the business of the Sensus Group. With respect to these trademarks, so long as we or other members of the group continue to use and renew the registration for them, the group can continue to have exclusive rights to use the trademarks indefinitely in those jurisdictions in which registrations are in effect. We sell many of our products under a number of registered trademarks, which we believe are widely recognized in the metering industry.

While we rely on patent, copyright, trademark and trade secret law to protect our technology, we also believe that factors such as our existing licensing agreements, contracts with component manufacturers, the technological and creative skills of our personnel, new product developments and ongoing product enhancements are essential to establishing and maintaining a technology leadership position. We cannot assure you that others will not develop technologies that are similar or superior to our technologies.

We generally enter into confidentiality agreements with our employees, consultants, corporate partners and licensees, and generally control access to, and distribution of, our proprietary information. Our confidentiality agreements generally prohibit the unauthorized disclosure or use of the technology being developed, disclosed, evaluated or licensed. Despite these efforts to protect our proprietary rights, unauthorized persons may attempt to obtain and use our technology. Policing unauthorized use of our technology is difficult, and there can be no assurance that the steps taken by us will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect proprietary rights as fully as the laws of the United States. The unauthorized disclosure or misappropriation of our intellectual property could harm our competitive position.

Disputes regarding intellectual property rights are common in each of the markets in which the group operates. In addition, we believe that many of our competitors have filed or intend to file patent applications covering aspects of their technology in fields relating to our current or proposed products. See “Risk Factors—Risks Relating to Our Business—Our intellectual property may be inadequate or misappropriated, or we may be subject to claims of infringement.”

Legal Matters

Smith-Blair, Inc., our subsidiary, was named a defendant in an action filed in the Supreme Court of New York County, New York on December 5, 2001 (James Trodden v. Consolidated Edison of New York, Felix Industries and Smith-Blair, Inc.) whereby the plaintiff seeks $10 million in damages for alleged personal injuries arising from an underground gas explosion of a pipeline that included one of our products. An earlier stay resulting from the bankruptcy of a co-defendant has been lifted, and the lawsuit is presently in the discovery phase. Pursuant to the terms of the stock purchase agreement for the Acquisition, we are entitled to full indemnification for this lawsuit from an affiliate of Invensys plc.

Our subsidiary, Sensus Metering Systems—North America Inc., along with as many as 200 or more other companies, is a defendant in several lawsuits filed in various state courts in Mississippi by groups of plaintiffs alleging illnesses from exposure to asbestos or asbestos-containing products and seeking unspecified compensatory and punitive damages. Because the cases are in initial stages, it is uncertain whether any plaintiffs have dealt with any of the subsidiary’s products, were exposed to an asbestos-containing component part of a product of the subsidiary or whether such part could have been a contributing factor to the alleged illness. Although we are entitled to indemnification for legal and indemnity costs for asbestos claims related to these products from certain subsidiaries of Invensys plc, under the stock purchase agreement pursuant to which we acquired Invensys Metering Systems, such indemnities, when aggregated with all other indemnity claims, are limited to the purchase price paid by us in connection with the Acquisition. See “The Acquisition—Indemnification Obligations.”

In addition, we are, from time to time, party to legal proceedings arising out of the operations of our business. We believe that an adverse outcome of our existing legal proceedings, including the proceedings described above, would not have a material adverse impact on our business, financial condition or results of operations. Nevertheless, unexpected adverse future events, such as an unforeseen development in our existing proceedings, a significant increase in the number of new cases or changes in our current insurance arrangements could result in liabilities that have a material adverse impact on our business, financial condition or results of operations.

Environmental Matters

The Sensus Group is subject to a variety of federal, state, local and foreign environmental laws and regulations, including those governing the discharge of pollutants into the air or water, the management and disposal of hazardous substances or wastes and the cleanup of contaminated sites. Some of the group’s operations require environmental permits and controls to prevent and reduce air and water pollution, and these permits are subject to modification, renewal and revocation by issuing authorities. The Sensus Group is also subject to the federal Occupational Health and Safety Act and similar state and foreign laws related to employee safety. We cannot assure you that we, or other members of the group, have been and will be at all times in compliance with all of these requirements, including reporting obligations and permit restrictions, or that we, or they, will not incur material fines, penalties, costs or liabilities in connection with such requirements or a failure to comply with them. While we currently incur capital and other expenditures to comply with these environmental laws, these laws may become more stringent and our processes may change. Therefore, the amount and timing of such expenditures in the future may vary substantially from those currently anticipated.

We are aware of known contamination at the following United States facilities: Russellville, Kentucky; DuBois, Pennsylvania (Plants 1 and 2); Texarkana, Arkansas; and Uniontown, Pennsylvania, as a result of historic releases of hazardous materials. The former owner of these sites is investigating, remediating and monitoring these properties. We are obligated to reimburse the former owner for a minority of monies expended on the remediation plus interest on monies paid at all sites other than Russellville (“Reimbursement Sites”), where the former owner pays all remediation costs. In connection with the Acquisition, certain subsidiaries of Invensys agreed to retain liability for the reimbursement obligations related to the Reimbursement Sites. As a result, we do not expect to have any future liabilities for the costs of remediation or other reimbursement costs associated with the Reimbursement Sites.

In addition, there is contamination in the soil and groundwater at the group’s facility in Ludwigshafen, Germany. We are indemnified against costs that may result from the contamination. This indemnification obligation is subject to the condition that the plots of land continue in industrial use, unless the former owner has agreed to the change from industrial use. We also have an indemnity, subject to certain limitations, from certain subsidiaries of Invensys regarding this facility pursuant to the terms of the purchase agreement governing the acquisition of Invensys Metering Systems.

Based on information currently available, we believe that future environmental compliance expenditures will not have a material effect on our financial position, and we have established allowances we believe are adequate to cover our potential environmental liabilities. However, as to any of the above-described indemnities, we cannot assure you that the indemnifying parties will be able to satisfy their obligations. See “Risk Factors—Risks Relating to Our Business—Environmental compliance costs and liabilities could reduce our net income and cash available for operations”.

Other Regulatory Matters

The group’s products are subject to the rules and regulations of various federal, state and local agencies and foreign regulatory bodies. For example, our AMR products use radio spectrum and are subject to regulation by the FCC and much of the European water and heat metering markets, including Germany, The Netherlands, Austria, Switzerland, the Czech Republic and Slovakia, are subject to national regulation. See “Risk Factors—Risks Relating to our Business—We are subject to regulation by the Federal Communications Commission and other governmental bodies.” We are also subject to governmental regulations related to occupational safety and health, labor, wage practices and the performance of certain engineering services. We believe that we, and other members of the group, are currently in material compliance with such regulations; however, failure to comply with current or future regulations could result in the imposition of substantial fines, suspension of production, alteration of production processes, cessation of operations, or other actions that could materially and adversely affect the business, financial condition, or results of operations of the Sensus Group.

THE ACQUISITION

Overview

On December 17, 2003, Sensus Metering Systems Inc. acquired Invensys Metering Systems from certain sellers, which included Invensys Inc., Invensys International Holdings Limited, BTR Industries Limited, Foxboro Iberica SA, BTR France SAS, Invensys Holdings Limited and Invensys SA (Pty) Ltd. The Acquisition was consummated in accordance with the terms of a Stock Purchase Agreement, dated October 21, 2003, as amended (the “Stock Purchase Agreement”). Invensys, the parent company of the sellers, is also party to the Stock Purchase Agreement solely for purposes of the non-competition agreement, certain representations and warranties, covenants and certain other limited purposes. The Stock Purchase Agreement contains customary provisions including representations, warranties, and indemnities. Our acquisition of Invensys Metering Systems closed simultaneously with the issuance of the old notes and the closing of the senior credit facilities.

Acquisition Consideration

Initial Acquisition Consideration

The aggregate purchase price payable in connection with the Acquisition was $650.3 million, including a $30.0 million non-competition payment to Invensys pursuant to a related non-competition agreement. The net cash payment paid by us at closing was increased by the amount of cash on hand as of the closing date and decreased by the amount of certain non-discharged debt of Invensys Metering Systems existing as of the closing date.

Funding of Acquisition

The acquisition of Invensys Metering Systems was financed through:

•	our term loan borrowings of approximately $230.0 million under our senior credit facilities;

•	our offering of the old notes in the aggregate principal amount of $275.0 million; and

•	an equity investment of $195.0 million in Holdings, our ultimate parent, funded by The Resolute Fund and GS Capital Partners which was subsequently contributed to Parent by Holdings.

On March 5, 2004, an additional $5.0 million capital contribution was made to Holdings by certain of our management and directors, The Resolute Fund and GS Capital Partners. The contribution provides the Sensus Group with additional working capital and gives our management and directors the opportunity to participate in the equity capitalization of the Sensus Group. Of the $5.0 million capital contribution, management and directors contributed approximately $2.4 million and The Resolute Fund and GS Capital Partners contributed the remaining $2.6 million. See, “Security Ownership of Certain Beneficial Owners and Management for the beneficial ownership in Holdings resulting from the foregoing contributions.”

Indemnification Obligations

Under the Stock Purchase Agreement, the sellers agreed to indemnify us for losses associated with certain matters, including the following:

•	the failure of representations and warranties made by Invensys or the sellers in the Stock Purchase Agreement;

•	breaches of covenants made by Invensys or the sellers in the Stock Purchase Agreement;

•	matters relating to the business or assets of the sellers not related to the acquired businesses;

•	the costs, including tax liabilities, related to corporate restructuring transactions initiated by Invensys and the sellers prior to the closing of the Acquisition;

•	the costs of retroactive insurance adjustments under worker’s compensation policies related to periods prior to the closing of the acquisition;

•	certain identified pre-closing litigation claims;

•	certain identified pre-closing product warranty claims;

•	pre-closing environmental liabilities, predecessor environmental liabilities and asbestos claims; and

•	tax liabilities related to periods prior to the closing of the Aquisition.

In addition, we have agreed to indemnify the sellers for certain losses associated with certain matters, including the following:

•	the failure of representations and warranties made by us in the Stock Purchase Agreement;

•	breaches of covenants made by us in the Stock Purchase Agreement;

•	the benefit/pension plan established by us following the closing of the Acquisition;

•	the costs, included tax liabilities, related to corporate restructuring transactions requested by us in connection with the Acquisition;

•	the operation of our business after the closing of the Acquisition to the extent not indemnified by sellers or caused by a breach of the seller’s representations, warranties or covenants; and

•	tax liabilities related to periods after the closing of the Acquisition.

Our ability to recover our losses from the sellers under the indemnities are subject to certain limitations on indemnification, including the following:

•	indemnification for breaches of most representations and warranties is subject to a $7.5 million minimum aggregate loss requirement;

•	indemnification for certain pre-closing environmental liabilities is subject to a $6.0 million minimum aggregate loss requirement;

•	indemnification for certain predecessor environmental liabilities and asbestos claims provides “first dollar” indemnity;

•	indemnification for breaches of most representations and warranties and for certain pre-closing environmental liabilities is subject to an overall limit of $65.0 million, inclusive of any indemnification obligations of the sellers relating to ERISA, or certain intellectual property;

•	indemnification for certain pre-closing environmental liabilities and environmental liabilities related to the Ludwigshafen, Germany site is subject to an overall limit of $25.0 million; and

•	indemnification for all other environmental matters is subject to a limit equal to the purchase price.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors.

Name	Age	Position and Offices
Daniel W. Harness	56	Chief Executive Officer, President and Director
Peter Mainz	41	Chief Financial Officer
Barry W. Seneri	54	Executive Vice President of Operations
R. Douglas Neely	52	Vice President of Sales and Marketing North America Water
George G. Uram	59	Vice President of Energy
Thomas Weber	52	Vice President, Europe, Middle East and Africa
James Spool	76	Secretary
Jonathan F. Boucher	48	Director
John W. Jordan II	57	Director
David W. Zalaznick	51	Director
Thomas H. Quinn	56	Director
Gerald J. Cardinale	38	Director
Bryan Kelln	39	Director
J. Jack Watson	77	Director
H. Russel Lemcke	65	Director

Daniel W. Harness became our Chief Executive Officer and President in April 2001 and became a director upon completion of the Acquisition. Mr. Harness was President of Metering Systems North America from 2000 to 2001 and President of Sensus Technologies from 1990 to 2000. Mr. Harness has been with our company and its predecessors since 1982.

Peter Mainz became our Vice President of Finance in January 2003 and became our Chief Financial Officer upon completion of the Acquisition. He was Vice President of Operations and Finance in Europe and Asia Pacific from 2001 to 2002 and held other senior financial positions with our Metering Systems Division from 1999 to 2001. Mr. Mainz held various senior financial positions with Schlumberger Ltd. from 1992 to 1999, including Division Manager for the Commonwealth of Independent States (former Russia and Baltic countries) from 1998 to 1999.

Barry W. Seneri became our Executive Vice President of Operations for our Metering Systems Division in November 2002. Mr. Seneri also served as Vice President of Finance for our Metering Systems Division from 1999 to 2002 and Vice President of Finance North American Water from 1998 to 1999.

R. Douglas Neely became our Vice President of Sales and Marketing North America Water in October 1990. Mr. Neely has held various marketing and sales positions with our company since 1975.

George G. Uram became our Vice President of Energy in June 2001. Mr. Uram was Vice President, Marketing and Sales/Director, Business Development of our company from 1999 to 2001. Prior to joining our company, he held various managerial positions with the Westinghouse Commercial Nuclear Fuel Division, a division of CBS Inc., for 31 years, including Director of Fuel Projects and Marketing from 1997 to 1999.

Thomas Weber became our Vice President in Europe, the Middle East and Africa in November 2002. Mr. Weber also served as Managing Director of Invensys Metering Systems Holding AG and its predecessor from 2001 to present, and Managing Director of Invensys Metering Systems AG Hannover and its predecessor from 1999 to present. He also served as our Director of Operations in Europe and Asia Pacific in 2002 and Operations Manager and Managing Director of Meinecke AG in Hannover from 1995 to 1999.

James Spool became our Secretary in December 2003. Mr. Spool served as Division Senior Counsel and Principal Contact Attorney for the Metering Systems Division from 1999 through 2003, and has held a number of senior legal positions with Invensys and its predecessors since 1983. Mr. Spool also serves as Vice President, Secretary and General Counsel for the Company’s U.S. subsidiaries.

Jonathan F. Boucher became a director upon completion of the Acquisition. Since 1983, Mr. Boucher has been a Member and Senior Principal of The Jordan Company, L.P., a private merchant banking firm and its predecessors. Since 2002, Mr. Boucher has been a Member of Resolute Fund Partners, LLC, the general partner of The Resolute Fund L.P. Mr. Boucher is also a director of Jordan Industries, Inc., as well as a number of privately held companies.

John W. Jordan II became a director upon completion of the Acquisition. Since 1982, Mr. Jordan has been a Member and Managing Principal of The Jordan Company, L.P., a private merchant banking firm and its predecessors. Since 2002, Mr. Jordan has been a Managing Member of Resolute Fund Partners, LLC, the general partner of The Resolute Fund L.P. Mr. Jordan is also a director of Jordan Industries, Inc. and Kinetek, Inc., as well as a number of privately held companies.

David W. Zalaznick became a director upon completion of the Acquisition. Since 1982, Mr. Zalaznick has been a Member and Managing Principal of The Jordan Company, L.P., a private merchant banking firm, and its predecessors. Since 2002, Mr. Zalaznick has been a Managing Member of Resolute Fund Partners, LLC, the general partner of The Resolute Fund L.P. Mr. Zalaznick is also a director of Jordan Industries, Inc., Marisa Christina, Inc. and Kinetek, Inc., as well as a number of privately held companies.

Thomas H. Quinn became a director upon completion of the Acquisition. Since 2002, Mr. Quinn has been a Member and Senior Principal of The Jordan Company, L.P., a private merchant banking firm, and since 1988, he has been President and Chief Operating Officer of Jordan Industries, Inc., a diversified industrial company. Mr. Quinn is also a director of other privately held companies. Mr. Quinn was a director and Chief Executive Officer of Fannie May Holdings, Inc. within two years of its Chapter 11 bankruptcy filing in June 2002.

Gerald J. Cardinale became a director upon completion of the Acquisition. Since 2002, Mr. Cardinale has been a Managing Director of the Principal Investment Area of Goldman, Sachs & Co. Mr. Cardinale joined Goldman, Sachs & Co. in 1992. Mr. Cardinale is also a director of other privately held companies.

Bryan Kelln has been a director since February 10, 2004. Since June 2005, Mr. Kelln has been the Vice President of Operations and Executive Officer of Nortek, Inc. From 2004 until June 2005, Mr. Kelln was President of Jacuzzi, Inc. From June 2002 until 2004, Mr. Kelln has acted as a consultant of The Jordan Company, L.P., a private merchant banking firm. From January 2000 until June 2002, Mr. Kelln was President and Chief Executive Officer of Rock Shox, Inc., a global bicycle industry supplier. Prior to that time, Mr. Kelln served as a Senior Vice President and General Manager of the telecommunications and utilities businesses of General Cable Corporation.

J. Jack Watson has been a director since February 10, 2004. Mr. Watson was Chairman, President and Chief Executive Officer of Newflo Corporation, a manufacturer of pumps, valves and meters, from 1987 until his retirement in 1996.

H. Russel Lemcke has been a director since February 10, 2004. Since 1989, Mr. Lemcke has been President of H. Russel Lemcke Group, Inc., a private consulting business. Mr. Lemcke is also a director of Graham Corporation.

Board of Directors

Our board of directors consists of nine directors. Our board of directors appoints our executive officers, directs the management of our business and affairs and conducts its business through meetings of the board of directors and two standing committees, the Audit Committee and the Compensation Committee. In addition, from time to time, other committees may be established under the direction of the board when necessary to address specific issues. Our Audit Committee consists of Jonathan F. Boucher, Thomas H. Quinn, Gerald J. Cardinale, and J. Jack Watson. The board of directors has reviewed the qualifications and backgrounds of the members of the Audit Committee, and although it has not made a determination as to whether any one individual member of the Audit Committee would qualify as a financial expert, it has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in such member’s financial sophistication. As a result, the board of directors has determined that the combined qualifications and experience of the Audit Committee members, when taken together, give the Audit Committee the financial expertise necessary to discharge its responsibilities. Our Compensation Committee consists of Thomas H. Quinn, Jonathan F. Boucher, Gerald J. Cardinale and H. Russel Lemcke.

Director Compensation

To the extent that directors are employed either by us, The Jordan Company, L.P. or GS Capital Partners or their respective affiliates, or otherwise serve as a paid consultant, they will not be separately compensated for their service as directors. Directors, who are not designated by The Resolute Fund or GS Capital Partners and who are not employed by us, The Jordan Company, L.P. or GS Capital Partners or their respective affiliates, or who do not serve as a paid consultant, receive compensation for their services.

Executive Compensation

The following table sets forth all compensation earned by the Chief Executive Officer and the four most highly paid executive officers for services rendered in fiscal 2005, 2004 and 2003.

		Annual Compensation						Long-Term Compensation		Company’s Matching 401-K Contribution
Name and Principal Position	Fiscal Year	Salary		Bonus (1)		Other Compensation (2)		Restricted Share Awards (3)
Daniel W. Harness, Chief Executive Officer and President	2005 2004 2003	$ $ $	400,008 329,169 262,008	$ $ $	75,000 464,709 71,807	$ $ $	7,967 7,352 6,545	$ $ $	— — —	$ $ $	4,000 9,880 6,000

Peter Mainz (4) Chief Financial Officer, Vice President, Finance	2005 2004 2003	$ $ €	275,579 206,808 166,566	$ $ €	45,000 227,017 22,045	$ $ €	4,880 35,182 —	$ $ $	— — —	$ $ €	1,913 10,167 —

Barry W. Seneri Executive Vice President of Operations	2005 2004 2003	$ $ $	240,673 235,008 206,779	$ $ $	58,750 331,782 35,808	$ $ $	7,158 7,829 7,320	$ $ $	— — —	$ $ $	2,432 10,150 6,000

R. Douglas Neely Vice President of Sales and Marketing North American Water	2005 2004 2003	$ $ $	214,754 172,845 169,131	$ $ $	— 167,625 29,120	$ $ $	5,440 6,765 5,763	$ $ $	— — —	$ $ $	2,060 8,726 5,110

Thomas Weber (4) Vice President, Europe, Middle East and Africa	2005 2004 2003	€ € €	205,100 203,462 184,164	€ € €	— 175,301 17,251	€ € €	438 46,651 —	€ € €	— — —	€ € €	— — —

(1)	The bonus compensation for each named executive officer for each fiscal year was paid by, and was for services performed on behalf of, Invensys plc prior to the Acquisition.
(2)	Includes relocation expense reimbursement and personal use of company provided automobile.
(3)

In March 2004, Daniel W. Harness, Peter Mainz, Barry W. Seneri, R. Douglas Neely and Thomas Weber were issued 200,000, 140,000, 100,000, 40,000 and 25,000 Class B Common Shares, par value $.01 per share, of Sensus Metering Systems (Bermuda 1) Ltd., our ultimate holding company (“Holdings”) (the

“Class B Restricted Shares”), respectively. The Class B Restricted Shares were issued pursuant to the Restricted Share Plan, and accordingly, are subject to vesting, restrictions on transfer, repurchasing rights and other limitations. At the time of issuance, the board of directors of Holdings determined that the fair market value of the Class B Restricted Shares was equal to the par value thereof, or $.01 per share, due to the lack of a public market for the Class B Restricted Shares, their illiquidity and their subordinated position within the capital structure of Holdings. Each of the named executive officers paid $.01 per share for the Class B Restricted Shares issued to them. Accordingly, no compensation expense is reflected for the restricted share grants.

(4)	Average exchange rates for the conversion of amounts denominated in euros to U.S. dollars were approximately as follows: fiscal 2005, € 1.00/$1.26; fiscal 2004, €1.00/$1.23; and fiscal 2003 €1.00/$1.14.

Shareholders’ Agreement

Holdings, our ultimate parent company, entered into a shareholders’ agreement with The Resolute Fund and GS Capital Partners, which, in the aggregate, own approximately 96.2% of Holdings’ outstanding equity. Under the shareholders’ agreement, The Resolute Fund has the right to designate four members of the board of directors, and GS Capital Partners has the right to designate two members of the board of directors. The shareholders’ agreement provides The Resolute Fund and GS Capital Partners certain registration rights and contains customary terms, including terms regarding transfer restrictions, rights of first offer, tag along rights, drag along rights, preemptive rights and veto rights. Each member of management, consultant and director who contributed capital to Holdings entered into an agreement with Holdings pursuant to which each such individual agreed to be subject to certain repurchase provisions, transfer restrictions, rights of first offer and drag-along rights with respect to shares of Holdings acquired by them.

Employment Agreements

Effective as of December 17, 2003, each of Messrs. Harness and Mainz entered into an employment agreement with us. Each agreement has a three-year term and will be extended automatically for successive one-year periods thereafter unless either party delivers notice within specified notice periods. The following table sets forth the stated annual base salary, which may be increased by our board of directors, for Messrs. Harness and Mainz:

Name	Title	Base Salary
Daniel W. Harness	Chief Executive Officer	$400,000
Peter Mainz	Chief Financial Officer	$275,000

Under the terms of each agreement, the executive will be eligible to receive a discretionary bonus under the terms of our Executive Bonus Plan. The executives also are entitled to participate in the Restricted Share Plan of Holdings and are expected to be awarded restricted shares pursuant to the terms of the Restricted Share Plan and the respective executive’s restricted share agreement. Each executive is entitled to participate in our employee benefit plans, programs and arrangements currently in effect, and is entitled to reimbursement for all reasonable travel and other expenses incurred during performance of the executive’s duties in accordance with our expense reimbursement policy.

Each of these employment agreements provides that, upon termination of employment, the executive will be entitled to receive the sum of the executive’s unpaid annual base salary through the date of termination, any unpaid travel expenses, any unpaid accrued vacation, and any amount arising from the executive’s participation in, or benefits under, any of our employee benefits plans, programs or arrangements. Upon termination of employment by the executive for good reason, termination due to death or disability or termination pursuant to a mutual agreement by us and the executive, the executive will be entitled to an amount equal to the executive’s stated annual base salary for 12 months; provided that if the termination occurs after a change of control, the executive shall be entitled to an amount equal to the executive’s stated annual base salary for 24 months. Upon termination of employment by us without cause, including the non-renewal of the term by us, the executive will be entitled to an amount equal to the executive’s stated annual base salary for 12 months or for the duration of the term, whichever is longer; provided that if the termination occurs after a change of control, the executive shall be entitled to an amount equal to the executive’s stated annual base salary for 24 months or for the duration of the term, whichever is longer. During the severance period, the executive will be entitled to continued coverage under all of our group health benefit plans in which the executive and any of the executive’s dependents were entitled to participate immediately prior to termination.

Each executive is prohibited from competing with us during the term of his employment and for two years following termination of his employment.

Restricted Share Plan

Holdings has a Restricted Share Plan pursuant to which our officers, directors and consultants may be awarded restricted shares. The Restricted Share Plan permits the award of restricted common shares of Holdings. The maximum number of restricted common shares that are issuable under the Restricted Share Plan is equal to approximately 5% of the total issued shares outstanding of Holdings, subject to adjustment for changes in the capital structure such as share dividends, share splits, mergers, amalgamations and reorganizations of Holdings. The Compensation Committee of the board of directors of Holdings will administer the plan.

The number of restricted shares to be awarded from time to time will be determined by the Compensation Committee or, in the case of an award to a director, the entire board of Holdings. The restricted shares issued pursuant to the plan will be service time vested ratably over each of the five years from the date of grant, provided that no vesting will occur until the second anniversary of the date of grant.

In addition, the vesting of the restricted shares may accelerate upon the occurrence of certain stated liquidity events. Common shares awarded under the Restricted Share Plan are generally subject to restrictions on transfer, repurchase rights and other limitations as set forth in the management subscription and shareholders’ agreement.

Executive Bonus Plan

We have adopted an Executive Bonus Plan that provides officers, directors and consultants with an incentive to achieve key business objectives. The plan allows our key officers to achieve performance-based compensation in addition to their annual base salary. Under the plan each participating officer is eligible to receive a performance bonus for each bonus period based on a stated percentage of the officer’s base pay if our financial performance is equal to or greater than certain stated financial and other performance targets.

Defined Benefit Plan

Certain of our employees, including Peter Mainz and Thomas Weber, are entitled to participate in the Sensus German Management Pension Program, which is a defined benefit pension plan. Retirement benefits under the plan are computed on the basis of the employee’s final annual salary and bonus multiplied by a percentage based on years of service.

The following tables show the estimated annual benefit payable to employees in various compensation and years of service categories based upon the management accrual rates. The estimated benefits apply to an employee retiring at age sixty-five who receives his or her benefit in the form of a single life annuity. The benefit amounts reflected in the table include a reduction related to the income limit up to which contributions for social welfare insurance are paid.

German Pension Plan Table

	Years of Service
Compensation	15	20	25	30	35
€125,000	€17,337	€26,005	€43,342	€43,342	€43,342
€150,000	€22,337	€33,505	€55,842	€55,842	€55,842
€175,000	€27,337	€41,005	€68,342	€68,342	€68,342
€200,000	€32,337	€48,505	€80,842	€80,842	€80,842
€250,000	€42,337	€63,505	€105,842	€105,842	€105,842
€300,000	€52,337	€78,505	€130,842	€130,842	€130,842
€350,000	€62,337	€93,505	€155,842	€155,842	€155,842
€400,000	€72,337	€108,505	€180,842	€180,842	€180,842
€450,000	€82,337	€123,505	€205,842	€205,842	€205,842
€500,000	€92,337	€138,505	€230,842	€230,842	€230,842

On July 2, 2005, the euro to U.S. dollar exchange rate was €1.00/$1.21. As of July 2, 2005, Mr. Mainz had five years of creditable service and Mr. Weber had thirteen years of creditable service for benefit plan purposes.

Benefit Plans

The Sensus Group has adopted other benefit plans, including cash incentive plans, for our officers and employees that are, in the aggregate, substantially similar to those plans previously provided by Invensys Metering Systems. The Sensus Group has also retained the defined benefit plans outside the United States and the United Kingdom and replaced the defined benefit plans for non-union employees in the United States and the United Kingdom with defined contribution plans. In addition, the defined benefit plans for unionized labor in the United States were replaced with newly established identical defined benefit plans.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of the issued and outstanding voting equity interests of Sensus are owned by Parent. Parent is in turn owned entirely by Holdings, our ultimate parent. The following table sets forth certain information with respect to the beneficial ownership of the Class A common shares and the Class B common shares of Holdings as of July 2, 2005 by (i) each person or group known to us who beneficially owns more than five percent of each such class of voting equity interests of Holdings, (ii) each of our directors and named executive officers, and (iii) all of our directors and executive officers as a group:

	Class A Common Shares		Class B Common Shares
Name of Beneficial Owner	Number of Shares Beneficially Owned	% of Class	Number of Shares Beneficially Owned	% of Class
The Resolute Fund L.P.(1)	26,344,666.60	65.9%	—	—
The Goldman Sachs Group, Inc.(2)	13,172,333.40	32.9%	—	—
Daniel W. Harness(3)	45,000	*	200,000	18.1%
Peter Mainz(3)	25,000	*	140,000	12.7%
Barry W. Seneri(3)	30,000	*	100,000	9.0%
R. Douglas Neely(3)	10,000	*	40,000	3.6%
Thomas Weber(3)	20,000	*	25,000	2.3%
Jonathan F. Boucher(4)	—	—	—	—
John W. Jordan II(5)	—	—	—	—
David W. Zalaznick(6)	—	—	—	—
Thomas H. Quinn(7)	—	—	—	—
Gerald J. Cardinale(8)	—	—	—	—
Bryan Kelln(9)	30,000	*	45,000	4.1%
J. Jack Watson(10)	50,000	*	30,000	2.7%
H. Russel Lemcke(10)	50,000	*	30,000	2.7%
All Executive Officers and Directors as a Group (16 Persons)	270,000	*	650,000	58.8%

*	Indicates less than 1%.
(1)	Certain affiliated funds of The Resolute Fund are managed by The Jordan Company, L.P. The Jordan Company, L.P. exercises investment discretion and control over the shares held by The Resolute Fund. Certain of our directors are also members of management of The Jordan Company, L.P. The address for this beneficial owner is 767 Fifth Avenue, 48th Floor, New York, New York 10153. Each of Messrs. Boucher, Jordan, Zalaznick and Quinn may be deemed to share voting and investment power over the shares owned by The Resolute Fund as a result of their position with The Jordan Company, L.P. Each such individual disclaims beneficial ownership of the shares owned by The Resolute Fund.
(2)	Represents 13,172,333.40 shares of common stock owned by investment partnerships, of which affiliates of The Goldman Sachs Group, Inc. (“GS Group”) and Goldman, Sachs & Co. (“GS & Co.), a direct and indirect wholly-owned subsidiary of GS Group, are the general partner or managing general partner. The investment partnerships and their respective beneficial ownership of shares of common stock are: (a) GS Capital Partners 2000, L.P.—7,057,380.56; (b) GS Capital Partners 2000 Offshore, L.P.—2,564,379.74; (c) GS Capital Partners 2000 GmbH & Co. Beteiligungs KG—294,982.25; (d) GS Capital Partners 2000 Employee Fund, L.P.—2,242,334.43; and (e) Goldman Sachs Direct Investment Fund 2000, L.P.—1,013,256.42. GS & Co. is the investment manager of certain of the investment partnerships. Each of GS Group and GS & Co. disclaims beneficial ownership of the shares of common stock owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than GS Group and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates. Mr. Cardinale, a managing director of GS & Co., disclaims beneficial ownership of shares held by such investment partnerships, except to the extent of his pecuniary interest therein, if any. The address for this beneficial owner is 85 Broad Street, 10th Floor, New York, New York 10004.
(3)	The address of this beneficial owner is 8601 Six Forks Road, Suite 300, Raleigh, North Carolina 27615.

(4)	Mr. Boucher is a Member and Senior Principal of The Jordan Company, L.P., which manages The Resolute Fund. Mr. Boucher may be deemed to share voting and investment power over the shares owned by The Resolute Fund and therefore to beneficially own such shares. Mr. Boucher disclaims beneficial ownership of the shares owned by The Resolute Fund. The address for this beneficial owner is 767 Fifth Avenue, 48th Floor, New York, New York 10153.
(5)	Mr. Jordan is a Member and Managing Principal of The Jordan Company, L.P., which manages The Resolute Fund. Mr. Jordan may be deemed to share voting and investment power over the shares owned by The Resolute Fund and therefore to beneficially own such shares. Mr. Jordan disclaims beneficial ownership of the shares owned by The Resolute Fund. The address for this beneficial owner is 767 Fifth Avenue, 48th Floor, New York, New York 10153.
(6)	Mr. Zalaznick is a Member and Managing Principal of The Jordan Company, L.P., which manages The Resolute Fund. Mr. Zalaznick may be deemed to share voting and investment power over the shares owned by The Resolute Fund and therefore to beneficially own such shares. Mr. Zalaznick disclaims beneficial ownership of the shares owned by The Resolute Fund. The address for this beneficial owner is 767 Fifth Avenue, 48th Floor, New York, New York 10153.
(7)	Mr. Quinn is a Member and Senior Principal of The Jordan Company, L.P., which manages The Resolute Fund. Mr. Quinn may be deemed to share voting and investment power over the shares owned by The Resolute Fund and therefore to beneficially own such shares. Mr. Quinn disclaims beneficial ownership of the shares owned by The Resolute Fund. The address for this beneficial owner is Arbor Lake Center, Suite 5500, 1751 Lake-Cook Road, Deerfield, Illinois 60015.
(8)	Mr. Cardinale is a Managing Director of the Principal Investment Area of Goldman, Sachs & Co. Goldman, Sachs & Co. is an affiliate of GS Capital Partners 2000, L.P. Mr. Cardinale may be deemed to share voting and investment power over the shares owned by GS Capital Partners 2000, L.P. and its affiliates and therefore to beneficially own such shares. Mr. Cardinale disclaims beneficial ownership of the shares owned by GS Capital Partners 2000, L.P. and its affiliates, except to the extent, if any, of his pecuniary interest in those shares. The address for this beneficial owner is 85 Broad Street, 10th Floor, New York, New York 10004.
(9)	The address of this beneficial owner is 50 Kennedy Plaza, Providence, Rhode Island 02903.
(10)	Mr. Lemcke beneficially owns the 50,000 Class A common shares through the Russel Lemcke 2004 Irrevocable Trust. The address of this beneficial owner is 767 Fifth Avenue, 48th Floor, New York, New York 10153.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement

In connection with the Acquisition, we entered into a management services agreement with The Jordan Company, L.P. for advisory and consulting services related to corporate management, finance, product strategy, investment, acquisitions, and other matters relating to the business of the Company. Under the terms of the agreement the Company agreed to pay for these services a fee, the greater of, $2.0 million per year or 2.5% of EBITDA thereafter, plus out-of-pocket expenses. This agreement will remain in effect until December 2013. One-third of these fees will be shared with GS Capital Partners and/or its affiliates. The Jordan Company, L.P. and/or its affiliates received a one-time transaction fee of $13.0 million upon consummation of the Acquisition, approximately $2.7 million of which was shared with Goldman, Sachs & Co. and/or its affiliates.

Goldman, Sachs & Co. and Goldman Sachs Credit Partners, L.P.

Goldman, Sachs & Co. and Goldman Sachs Credit Partners, L.P. are affiliates of GS Capital Partners. Goldman Sachs Credit Partners, L.P. is the joint lead arranger, joint book runner and administrative agent under our senior secured credit facilities and in fiscal 2004 received $2.4 million in fees and commissions related thereto. Goldman, Sachs & Co., Goldman Sachs Credit Partners, L.P. and their affiliates may engage in commercial banking, investment banking or other financial advisory transactions with our affiliates and us.

Transactions with Affiliates

During fiscal 2004, the Predecessor had net sales of $2.7 million to affiliates of its parent, Invensys. In addition, Invensys Metering Systems received interest income of $1.6 million from Invensys during fiscal 2004. Immediately following the Acquisition, Invensys and its affiliates were no longer our affiliates. Therefore, any sales we make to Invensys and its affiliates are now considered sales to unaffiliated third parties. In addition, subsequent to the Acquisition, we do not maintain loan balances with Invensys or any of its affiliates that would result in interest income or expense being incurred.

During fiscal 2005, we obtained administrative services from Jordan Industries, Inc., an affiliate of The Jordan Company, LP. The services were primarily for assistance in the establishment of an office in China. We paid $0.1 million for the services in fiscal 2005 and will continue to obtain similar services in fiscal 2006.

THE SENIOR CREDIT FACILITIES

We summarize below the principal terms of the agreements that govern our senior credit facilities. This summary is not a complete description of all of the terms of the agreements.

General

We entered into the senior credit facilities with a syndicate of financial institutions and institutional lenders on December 17, 2003. Set forth below is a summary of the terms of the senior credit facilities.

The senior credit facilities provide for senior secured financing of $300.0 million, consisting of (a) two term loan facilities in an initial aggregate amount of $230.0 million, including a $200.0 million U.S. term loan facility under which Sensus is the borrower and a $30.0 million European term loan facility under which an indirect subsidiary of Parent organized in Luxembourg, which we refer to as the “European borrower,” is the borrower and (b) two revolving credit facilities in an aggregate amount of $70.0 million, under one of which $40.0 million is available to Sensus in the form of U.S. dollar-denominated loans and under the other of which $30.0 million is available to either Sensus or the European borrower in the form of U.S. dollar-denominated loans, or to the European borrower in the form of euro- or UK sterling-denominated loans. The full amount of the term loan facilities was drawn on the closing date, and the term loan facilities will mature seven years after the closing date. Up to $30.0 million of the revolving credit facilities is available in the form of letters of credit, and amounts repaid under the revolving credit facilities may be reborrowed (subject to satisfaction of the applicable borrowing conditions) at any time prior to the maturity of the revolving credit facilities, which will be six years after the closing date. All borrowings are subject to the satisfaction of customary conditions, including delivery of borrowing notice, accuracy of representations and warranties in all material respects and absence of defaults. The agreements governing the senior credit facilities provide for an incremental term loan facility and a potential increase in the size of the revolving credit facilities, in each case on an uncommitted basis.

Proceeds of the term loan facilities were used to finance the acquisition of Invensys Metering Systems and to pay for related transaction costs and fees. Proceeds of the revolving credit facilities are used for general corporate purposes, including permitted acquisitions.

Interest and Fees

Loans under the senior credit facilities bear interest, at our option, at:

•	the adjusted LIBOR plus 2.50% or the alternate base rate plus 1.50% (exclusive, in each case, of the 0.50% facility fee described below) for borrowings under the revolving credit facilities, and

•	the adjusted LIBOR plus 2.50% or the alternate base rate plus 1.50% for borrowings under the term loan facilities.

We are required to pay facility fees in an amount equal to 0.50% per year on daily amount of the commitments (whether used or unused) under the revolving credit facilities. These fees are payable quarterly in arrears and upon the maturity or termination of the commitments, calculated based on the number of days elapsed in a 360-day year. So long as no default shall have occurred and be continuing, the interest rate margins under the revolving credit facilities are subject to change in increments based on a leverage-based pricing grid as set forth in the credit agreement. We are also required to pay an administrative fee of $100,000 per year, payable annually in arrears.

We are required to pay a letter of credit fee on the outstanding undrawn amounts of letters of credit issued under the revolving credit facilities at a rate per year equal to the margin over adjusted LIBOR under the revolving credit facilities, in each case for the actual number of days elapsed over a 360-day year. Such fees shall be shared by all lenders participating in the applicable revolving credit facility. We are also required to pay an additional fronting fee to the issuer of each letter of credit, payable quarterly in arrears.

Prepayments

The term loans are required to be prepaid with, subject to certain exceptions (including, in the case of asset sale proceeds, 360-day reinvestment provisions):

•	50% of excess cash flow, as defined in the credit agreement, for each fiscal year, reducing to 0% upon achievement and maintenance of a ratio of total debt to trailing four-quarter EBITDA of less than 3.0 to 1.0;

•	100% of the net cash proceeds of certain asset sales (including net proceeds from insurance recovery and condemnation events);

•	100% of the net cash proceeds of certain debt issuances; and

•	50% of the net cash proceeds of certain equity issuances, reducing to 0% of such issuances without premium or penalty upon achievement and maintenance of a ratio of total debt to trailing four-quarter EBITDA of less than 3.0 to 1.0.

Voluntary prepayments of loans under the senior credit facilities and voluntary reductions in the unused commitments under the revolving credit facilities are permitted in whole or in part without premium or penalty, in minimum amounts and subject to certain other conditions as set forth in the credit agreement.

Amortization of Principal

The term loans under each of the U.S. and the European term loan facilities have scheduled quarterly payments in an aggregate annual amount equal to 1.0% of the original principal amount of the applicable term loan facility during the first six years, with the balance payable in equal quarterly installments during the seventh year of the applicable term loan facility.

Guarantees and Collateral

Parent and, subject to certain limited exceptions, Sensus’ existing and subsequently acquired or organized domestic subsidiaries, guarantee (on a senior secured basis) all of Sensus’ obligations under the senior credit facilities. Sensus’ and Parent’s obligations under the senior credit facilities and these guarantees are secured by substantially all the assets of Parent, Sensus and each of Sensus’ existing and subsequently acquired or organized domestic subsidiaries that is a guarantor of Sensus’ obligations under the senior credit facilities (with such subsidiaries being referred to as the “U.S. subsidiary guarantors”), including but not limited to: (a) a first-priority pledge of all the capital stock of subsidiaries, other than certain immaterial subsidiaries, held by Parent, Sensus or any U.S. subsidiary guarantor (which pledge, in the case of any foreign subsidiary, is limited to 100% of the non-voting stock (if any) and 65% of the voting stock of such foreign subsidiary) and (b) perfected first-priority security interests in, and mortgages on, substantially all tangible and intangible assets of Parent, and each U.S. subsidiary guarantor, including accounts receivable, inventory, equipment, general intangibles, investment property, intellectual property, real property, cash and proceeds of the foregoing (in each case subject to materiality thresholds and other exceptions to be agreed upon).

Parent, each intermediate holding company that directly or indirectly holds capital stock of the European borrower, Sensus, each U.S. subsidiary guarantor, Sensus Metering Systems (Luxco 1) S.AR.L., Sensus Metering Systems (Luxco 3) S.AR.L. and all existing and subsequently acquired or organized German and French subsidiaries of Parent, other than certain immaterial subsidiaries that may be formed in the future (such guarantor subsidiaries being referred to as the “European subsidiary guarantors”), guarantee (subject, in the case of the European subsidiary guarantors, to such limitations as may be required by applicable law) all of the European borrower’s obligations under the senior credit facilities. Such guarantees by Parent, Sensus and the U.S. subsidiary guarantors are secured by the same assets that secure Sensus’s obligations under the senior credit facilities and the guarantees by such persons of those obligations. The obligations of the European borrowers under the senior credit facilities and such guarantees by such intermediate holding companies are also secured by

(a) a first-priority pledge of all the capital stock held by such intermediate holding companies (including the capital stock of the European borrower), the European borrower or any European subsidiary guarantor in their respective subsidiaries (other than immaterial subsidiaries), and (b) a first-priority pledge of all intercompany notes evidencing indebtedness of any subsidiary of the European borrower to the European borrower in excess of an amount to be specified.

Covenants and Other Matters

The senior credit facilities require us to comply with certain financial covenants, consisting of maximum total leverage ratios, minimum interest coverage ratios and minimum fixed charge coverage ratios. The minimum interest coverage ratio requires that the Sensus Group maintain a ratio of Consolidated EBITDA (as defined in the senior credit facilities) to interest expense, initially of 2.00 to 1.00 and gradually increasing to 2.50 to 1.00 for periods after March 31, 2010. The fixed charge coverage ratio requires that the Sensus Group maintain a consolidated ratio of Consolidated EBITDA (as defined in the senior credit facilities) to fixed charges, initially of 1.00 to 1.00 and gradually increasing to 1.15 to 1.00 for periods after March 31, 2009. The maximum leverage ratio requires that the Sensus Group maintain a ratio of total debt to Consolidated EBITDA (as defined in the senior credit facilities), initially of 5.95 to 1.00 and gradually decreasing to 3.75 to 1.00 for periods after March 31, 2010.

The senior credit facilities also include certain negative covenants restricting or limiting our ability to, among other things:

•	declare dividends or redeem or repurchase capital stock;

•	prepay, redeem or purchase subordinated debt (including the notes);

•	incur liens and engage in sale leaseback transactions;

•	make loans and investments;

•	guarantee or incur additional debt;

•	amend or otherwise alter terms of debt (including the notes);

•	engage in mergers, acquisitions and other business combinations;

•	sell assets;

•	transact with affiliates; and

•	alter the business we conduct,

in each case, subject to exceptions as set forth in the credit agreement, which include, among others, the ability to incur up to $30.0 million of purchase money/capital lease indebtedness, up to $150.0 million of indebtedness subordinated to indebtedness under the facility for the purpose of financing permitted acquisitions, capital expenditures and certain other permitted uses, up to $25.0 million (or $40.0 million if the Sensus Group’s leverage ratio is less than 3.00 to 1.00) pursuant to permitted receivables financing, up to $10.0 million through foreign subsidiaries that are not otherwise obligors under the facility and up to $25.0 million under a general exception; the ability to secure obligations (in addition to obligations secured at the closing of the facility and identified to the lenders) not exceeding $10.0 million; and the ability to effect acquisitions (including by way of merger or other business combination) not exceeding total consideration in the aggregate of $250.0 million, subject to various limitations.

The senior credit facilities also contain certain customary representations and warranties, affirmative covenants and events of default, including change of control, cross-defaults to other debt and material judgments.

DESCRIPTION OF THE NOTES

The Notes are issued under an Indenture (the “Indenture”), dated as of December 17, 2003, by and among the Company, the Guarantors and U.S. Bank National Association, as Trustee. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act.

Certain terms used in this description are defined under the subheading “—Certain Definitions”. In this description, the word “Parent” refers only to Sensus Metering Systems (Bermuda 2) Ltd. and not to any of its subsidiaries and the word “Company” refers only to Sensus Metering Systems Inc. and not to any of its subsidiaries.

The following description is only a summary of the material provisions of the Indenture. We urge you to read the Indenture because it, not this description, defines your rights as holders of these Notes. You may request copies of these agreements at our address set forth under the heading “Where You Can Find More Information.” In the following summary:

•	“Notes” refers to the notes issued under the Indenture;

•	references to the “Company” include only Sensus Metering Systems Inc. and not its Subsidiaries; and

•	you can find definitions of various terms under the subsection “—Certain Definitions.”

Brief Description of the Notes

The Notes

The Notes are:

•	are unsecured senior subordinated obligations of the Company;

•	are subordinated in right of payment to all existing and future Senior Indebtedness of the Company;

•	are senior in right of payment to any future Subordinated Obligations of the Company; and

•	are guaranteed on a senior subordinated, unsecured basis by Parent and each Subsidiary Guarantor.

The Guarantees

The Notes are guaranteed by Parent and the following subsidiaries of the Company:

•	Sensus Metering Systems IP Holdings, Inc.

•	Sensus Precision Die Casting, Inc.

•	Sensus Metering Systems—North America Inc.

•	Smith-Blair, Inc.

•	Sensus Metering Headquarters Corp.

•	M&FC Holding, LLC

The guarantees of these Notes are:

•	unsecured senior subordinated obligations of each Guarantor;

•	subordinated in right of payment to all existing and future Senior Indebtedness of each Guarantor; and

•	senior in right of payment to any future Subordinated Obligations of each Guarantor.

The notes will not be guaranteed by the Foreign Subsidiaries of Parent (subject to certain exceptions set forth under the caption “—Guarantees”) and will not be guaranteed by existing or future Receivables Subsidiaries or Unrestricted Subsidiaries.

Principal, Maturity and Interest

The Company issued the Notes initially with a maximum aggregate principal amount of $275.0 million. The Company issued the Notes in denominations of $1,000 and integral multiples of $1,000. The Notes will mature on December 15, 2013. Subject to our compliance with the covenant described under the subheading “—Certain Covenants—Limitation on Indebtedness”, we are entitled to, without the consent of the holders, issue more Notes under the Indenture on the same terms as the Notes being offered hereby (the “Additional Notes”). The Notes and the Additional Notes, if any, will be treated as a single class for all purposes of the Indenture, including waivers, amendments, redemptions and offers to purchase. Any Additional Notes that are not fungible with the Notes for Federal income tax purposes will be issued with different CUSIP numbers than the Notes and will be represented by a different Global Note or Notes. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Notes”, references to the Notes include any Additional Notes actually issued.

Interest on these Notes will accrue at the rate of 8 5/8% per annum and will be payable semiannually in arrears on June 15 and December 15. We will make each interest payment to the holders of record of these Notes on the immediately preceding June 1 and December 1.

Interest on these Notes will accrue from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

Except as set forth below, we will not be entitled to redeem the Notes prior to their Stated Maturity.

At any time prior to December 15, 2008, we will be entitled, at our option, to redeem all, but not less than all, of the Notes at a redemption price equal to 100% of the principal amount of the Notes plus the Applicable Premium as of, and accrued and unpaid interest to, the redemption date (subject to the right of Holders on the relevant record date to receive interest due on the relevant interest payment date). Notice of such redemption must be mailed by first-class mail to each Holder’s registered address, not less than 30 nor more than 60 days prior to the redemption date.

“Adjusted Treasury Rate” means, with respect to any redemption date, (i) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after December 15, 2008, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (ii) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date, in each case calculated on the third Business Day immediately preceding the redemption date, plus 0.50%.

“Applicable Premium” means, with respect to a Note at any redemption date, the greater of (i) 1.00% of the principal amount of such Note and (ii) the excess of (A) the present value at such redemption date of (1) the redemption price of such Note on December 15, 2008 (such redemption price being described in the penultimate paragraph of this “—Optional Redemption” section, exclusive of any accrued interest) plus (2) all required remaining scheduled interest payments due on such Note through December 15, 2008, computed using a discount rate equal to the Adjusted Treasury Rate, over (B) the principal amount of such Note on such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term from the redemption date to December 15, 2008, that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of a maturity most nearly equal to December 15, 2008.

“Comparable Treasury Price” means, with respect to any redemption date, if clause (ii) of the Adjusted Treasury Rate is applicable, the average of three, or such lesser number as is obtained by the Trustee, Reference Treasury Dealer Quotations for such redemption date.

“Quotation Agent” means the Reference Treasury Dealer selected by the Trustee after consultation with the Company.

“Reference Treasury Dealer” means Credit Suisse First Boston LLC and its successors and assigns, Goldman, Sachs & Co. and its successor and assigns, and one other nationally recognized investment banking firm selected by the Company that is a primary U.S. Government securities dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City Time, on the third Business Day immediately preceding such redemption date.

On and after December 15, 2008, we will be entitled at our option to redeem all or a portion of these Notes upon not less than 30 nor more than 60 days’ notice, at the redemption prices (expressed in percentages of principal amount on the redemption date), plus accrued interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on December 15 of the years set forth below:

Period	Redemption Price
2008	104.313%
2009	102.875%
2010	101.438%
2011 and thereafter	100.000%

Prior to December 15, 2006, we may at our option on one or more occasions redeem Notes (which includes Additional Notes, if any) in an aggregate principal amount not to exceed 35% of the aggregate principal amount of the Notes (which includes Additional Notes, if any) originally issued at a redemption price (expressed as a percentage of principal amount) of 108.625%, plus accrued and unpaid interest to the redemption date (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date), with the net cash proceeds received by the Company or Parent from one or more Equity Offerings (provided that if the Equity Offering is an offering by Parent, a portion of the Net Cash Proceeds thereof equal to the amount required to redeem any such Notes is contributed to the equity capital of the Company); provided, however, that

(1) at least 65% of such aggregate principal amount of Notes (which includes Additional Notes, if any) remains outstanding immediately after the occurrence of each such redemption (other than Notes held, directly or indirectly, by the Company); and

(2) each such redemption occurs within 60 days after the date of the related Equity Offering.

Selection and Notice of Redemption

If we are redeeming less than all the Notes at any time, the Trustee will select Notes on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate.

We will redeem Notes of $1,000 or less in whole and not in part. We will cause notices of redemption to be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address.

If any Note is to be redeemed in part only, the notice of redemption that relates to that Note will state the portion of the principal amount thereof to be redeemed. We will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the holder upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

We are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, we may be required to offer to purchase Notes as described under the captions “—Change of Control” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”. We may at any time and from time to time purchase Notes in the open market or otherwise.

Guarantees

Parent and each of the Subsidiary Guarantors will jointly and severally Guarantee, on a senior subordinated basis, our obligations under these Notes. The Notes will not be guaranteed by any Receivables Subsidiary or any Foreign Subsidiary, unless such Foreign Subsidiary Guarantees any Senior Indebtedness of Parent, the Company or a Restricted U.S. Subsidiary. The obligations of each Subsidiary Guarantor under its Subsidiary Guaranty will be limited as necessary to prevent that Subsidiary Guaranty from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Risks Relating to this Offering and the Notes—Federal and state fraudulent transfer laws and Bermuda law permit a court to void the notes and the guarantees and, if that occurs, you may not receive any payments on the notes”.

Parent and each Subsidiary Guarantor that makes a payment under its Guaranty will be entitled upon payment in full of all guaranteed obligations under the Indenture, to a contribution from each other Subsidiary Guarantor and Parent in an amount equal to such other Subsidiary Guarantor’s and Parent’s pro rata portion of such payment based on the respective net assets of all the Subsidiary Guarantors and Parent at the time of such payment determined in accordance with GAAP (for purposes hereof, Parent’s net assets shall be those of all its consolidated Subsidiaries other than the Subsidiary Guarantors).

If a Subsidiary Guaranty were rendered voidable, it could be subordinated by a court to all other indebtedness (including guarantees and other contingent liabilities) of the applicable Subsidiary Guarantor, and, depending on the amount of such indebtedness, a Subsidiary Guarantor’s liability on its Subsidiary Guaranty could be reduced to zero. See “Risk Factors—Risks Relating to this Offering and the Notes—Federal and state fraudulent transfer laws and Bermuda law permit a court to void the notes and the guarantees and, if that occurs, you may not receive any payments on the notes”.

A Subsidiary Guarantor may consolidate with, amalgamate, merge with or into, or transfer all or substantially all its assets to any other Person to the extent described below under “—Certain Covenants—Merger, Amalgamation and Consolidation” and (B) the Capital Stock of a Subsidiary Guarantor may be sold or otherwise disposed of to another Person to the extent described below under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock”; provided, however, that in the case of a consolidation, amalgamation, merger or transfer of all or substantially all the assets of such Subsidiary Guarantor, if such other Person is not the Company or a Subsidiary Guarantor, such Subsidiary Guarantor’s obligations under its Subsidiary Guaranty must be expressly assumed by such other Person, except that such assumption will not be required in the case of:

(1) the sale or other disposition (including by way of consolidation or merger or amalgamation) of a Subsidiary Guarantor, including the sale or disposition of Capital Stock of a Subsidiary Guarantor following which such Subsidiary Guarantor is no longer a Subsidiary; or

(2) the sale or disposition of all or substantially all the assets of a Subsidiary Guarantor;

in each case other than to the Company or a Subsidiary of the Company and as permitted by the Indenture and if in connection therewith the Company provides an Officers’ Certificate to the Trustee to the effect that the Company will comply with its obligations under the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition. Upon any sale or disposition described in clause (1) or (2) above, the obligor on the related Subsidiary Guaranty will be released from its obligations thereunder.

The Subsidiary Guaranty of a Subsidiary Guarantor also will be released:

(3) upon the designation of such Subsidiary Guarantor as an Unrestricted Subsidiary;

(4) at such time as such Subsidiary Guarantor does not have any Indebtedness outstanding that would have required such Subsidiary Guarantor to enter into a Guaranty Agreement pursuant to the covenant described under “—Certain Covenants—Future Guarantors”; or

(5) if we exercise our legal defeasance option or our covenant defeasance option as described under “—Defeasance” or if our obligations under the Indenture are discharged in accordance with the terms of the Indenture.

Ranking

Senior Indebtedness versus Notes

The payment of the principal of, premium, if any, and interest on the Notes and the payment of the Parent Guaranty or any Subsidiary Guaranty will be subordinate in right of payment to the prior payment in full of all Senior Indebtedness of the Company, Parent or the relevant Subsidiary Guarantor, as the case may be, including the obligations of the Company, Parent and such Subsidiary Guarantor under the Credit Agreement.

As of July 2, 2005:

(1) the Company’s Senior Indebtedness was approximately $224.8 million, all of which was Secured Indebtedness;

(2) the Senior Indebtedness of the Subsidiary Guarantors was approximately $224.8 million, virtually all of which was Secured Indebtedness. Virtually all of the Senior Indebtedness of the Subsidiary Guarantors consists of their respective guarantees of Senior Indebtedness of the Company and another Subsidiary of Parent organized under the laws of Luxembourg under the Credit Agreement; and

(3) the Senior Indebtedness of Parent was approximately $224.8 million, virtually all of which was Secured Indebtedness. Virtually all of the Senior Indebtedness of Parent consists of its guaranty of Senior Indebtedness of the Company under the Credit Agreement.

Although the Indenture contains limitations on the amount of additional Indebtedness that Parent, the Company and the Subsidiary Guarantors may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See “—Certain Covenants—Limitation on Indebtedness”.

Liabilities of Subsidiaries versus Notes

All of our operations are conducted through our subsidiaries. Some of our subsidiaries are not Guaranteeing the Notes, and, as described above under “—Guarantees”, Subsidiary Guarantees may be released under certain circumstances. In addition, our future subsidiaries may not be required to Guarantee the Notes. Claims of creditors of any non-guarantor subsidiaries, including trade creditors holding indebtedness or guarantees issued by such non-guarantor subsidiaries, and claims of preferred stockholders of such non-guarantor subsidiaries generally will have priority with respect to the assets and earnings of such non-guarantor subsidiaries over the claims of our creditors, including holders of the Notes, even if such claims do not constitute Senior Indebtedness. Accordingly, the Notes will be effectively subordinated to creditors (including trade creditors) and preferred stockholders, if any, of such non-guarantor subsidiaries.

At July 2, 2005, the total liabilities of our subsidiaries (other than the Subsidiary Guarantors) were $134.8 million, including trade payables and $29.3 million borrowed by one of our European subsidiaries under our term loan facilities (but excluding debt owed to the Company or any Guarantor). Although the Indenture limits the incurrence of Indebtedness and preferred stock of certain of our subsidiaries, such limitation is subject to a number of significant qualifications. Moreover, the Indenture does not impose any limitation on the incurrence by such subsidiaries of liabilities that are not considered Indebtedness under the Indenture. See “—Certain Covenants—Limitation on Indebtedness”.

Other Senior Subordinated Indebtedness versus Notes

Only Indebtedness of the Company, Parent or a Subsidiary Guarantor that is Senior Indebtedness will rank senior to the Notes, the Parent Guaranty and the relevant Subsidiary Guaranty in accordance with the provisions of the Indenture. The Notes, the Parent Guaranty and each Subsidiary Guaranty will in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company, Parent and the relevant Subsidiary Guarantor, respectively.

Parent, the Company and the Subsidiary Guarantors will agree in the Indenture that we and they will not Incur any Indebtedness that is subordinate or junior in right of payment to Senior Indebtedness of Parent, the Company or such Subsidiary Guarantors, unless such Indebtedness is Senior Subordinated Indebtedness of Parent, the Company or the Subsidiary Guarantors, as applicable, or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of Parent, the Company or the Subsidiary Guarantors, as applicable. The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Payment of Notes

We are not permitted to pay principal of, premium, if any, or interest on the Notes or make any deposit pursuant to the provisions described under “—Defeasance” below and may not purchase, redeem or otherwise retire any Notes (collectively, “pay the Notes”) if either of the following occurs (a “Payment Default”):

(1) any Obligation on any Designated Senior Indebtedness of the Company is not paid in full in cash when due; or

(2) any other default on Designated Senior Indebtedness of the Company occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, we are permitted to pay the Notes if we and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) with respect to any Designated Senior Indebtedness of the Company pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, we are not permitted to pay the Notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to us) of written notice (a “Blockage Notice”) of such default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1) by written notice to the Trustee and us from the Person or Persons who gave such Blockage Notice;

(2) because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

(3) because such Designated Senior Indebtedness has been discharged or repaid in full in cash.

Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, we are permitted to resume paying the Notes after the end of such Payment Blockage Period. The Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Indebtedness of the Company during such period, except that if any Blockage Notice is delivered to the Trustee by or on behalf of holders of Designated Senior Indebtedness (other than the holders of Bank Indebtedness), a Representative of holders of Bank Indebtedness may give another Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 360-day consecutive period, and there must be 181 days during any 360-day consecutive period during which no Payment Blockage Period is in effect.

Upon any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property:

(1) the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash of such Senior Indebtedness before the holders of the Notes are entitled to receive any payment;

(2) until the Senior Indebtedness of the Company is paid in full in cash, any payment or distribution to which holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that holders of Notes may receive certain Capital Stock and subordinated debt obligations; and

(3) if a distribution is made to holders of the Notes that, due to the subordination provisions, should not have been made to them, such holders of the Notes are required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

The subordination and payment blockage provisions described above will not prevent a Default from occurring under the Indenture upon the failure of the Company to pay interest or principal with respect to the Notes when due by their terms. If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee must promptly notify the holders of Designated Senior Indebtedness of the Company or the Representative of such Designated Senior Indebtedness of the acceleration. If any Bank Indebtedness is outstanding, none of Parent, the Company or any Subsidiary Guarantor may pay the Notes until five Business Days after the Representative of the Bank Indebtedness has been given notice of such acceleration and, thereafter, may pay the Notes only if the Indenture otherwise permits payment at that time.

The obligations of Parent under the Parent Guaranty and of a Subsidiary Guarantor under its Subsidiary Guaranty are senior subordinated obligations. As such, the rights of Noteholders to receive payment by Parent or by a Subsidiary Guarantor pursuant to the Parent Guaranty or a Subsidiary Guaranty will be subordinated in right of payment to the rights of holders of Senior Indebtedness of Parent or such Subsidiary Guarantor, as the case may be. The terms of the subordination and payment blockage provisions described above with respect to the Company’s obligations under the Notes apply equally to Parent and a Subsidiary Guarantor and the obligations of Parent and such Subsidiary Guarantor under the Parent Guaranty or Subsidiary Guaranty, as the case may be.

By reason of the subordination provisions contained in the Indenture, in the event of a liquidation or insolvency proceeding, creditors of the Company, Parent or a Subsidiary Guarantor who are holders of Senior Indebtedness of the Company, Parent or a Subsidiary Guarantor, as the case may be, may recover more, ratably, than the holders of the Notes, and creditors of ours who are not holders of Senior Indebtedness may recover less, ratably, than holders of our Senior Indebtedness and may recover more, ratably, than the holders of the Notes.

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of U.S. Government Obligations held in trust by the Trustee for the payment of principal of and interest on the Notes pursuant to the provisions described under “—Defeasance”, if the foregoing subordination provisions were not violated at the time the respective amounts were deposited pursuant to such defeasance provisions.

Change of Control

If a Change of Control occurs, each Holder will have the right to require that the Company repurchase such Holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, we will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control payment date specified in the notice, pursuant to the procedures required by the Indenture and described in the notice. We will comply with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations to the extent such laws and regulations are applicable in connection with the repurchase of Notes as a result of a Change of Control. If the provisions of any securities laws or regulations conflict with the provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations by virtue of our compliance with such securities laws or regulations.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by us and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

The Change of Control purchase feature of the Notes may make more difficult or discourage a sale or takeover of the Parent and the Company and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between Parent, the Company and the Initial Purchasers. Neither the Company nor Parent have the present intention to engage in a transaction involving a Change of Control, although it is possible that we or they could decide to do so in the future. Subject to the limitations discussed below, we or Parent could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenants described under “—Certain Covenants—Limitation on Indebtedness.” Such restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. Except for the limitations contained in such covenants, however, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.

If the terms of any Senior Indebtedness of the Company (including the Credit Agreement) restrict or prohibit the purchase of Notes following a Change of Control, then prior to the mailing of the notice to Holders but in any event within 30 days following any Change of Control, we will undertake to (1) repay in full all such Senior Indebtedness or (2) obtain the requisite consents under the agreements governing such Senior Indebtedness to permit the repurchase of the Notes. If we do not repay such Senior Indebtedness or obtain such consents, we will remain prohibited from purchasing Notes. In such case, our failure to comply with the foregoing undertaking, after appropriate notice and lapse of time would result in an Event of Default under the Indenture, which would, in turn, constitute a default under the Credit Agreement. In such circumstances, the subordination provisions in the Indenture would likely restrict payments owed to the Holders of Notes.

Future indebtedness that we may incur may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require the repurchase of such indebtedness upon a Change of Control. Moreover, the exercise by the holders of their right to require us to repurchase the Notes could cause a default under such indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to the holders of Notes following the occurrence of a Change of Control may be limited by our then existing financial resources and we may not have sufficient funds available to make any required repurchases.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Company to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Company. As a result, it may be unclear as to whether a Change of Control has occurred and whether a holder of Notes may require the Company to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relating to our obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain Covenants

The Indenture contains covenants including, among others, the following:

Limitation on Indebtedness

(a) Parent will not, and will not permit any Restricted Subsidiary to, Incur, directly or indirectly, any Indebtedness; provided, however, that Parent, the Company and the Subsidiary Guarantors will be entitled to Incur Indebtedness if, on the date of such Incurrence and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio exceeds 2.0 to 1.

(b) Notwithstanding the foregoing paragraph (a), Parent and the Restricted Subsidiaries will be entitled to Incur any or all of the following Indebtedness:

(1) Indebtedness Incurred by Parent, the Company, any Subsidiary Guarantor or any Revolving Credit Facility Borrower pursuant to any Revolving Credit Facility; provided, however, that, immediately after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (1) and then outstanding does not exceed the greater of (A) $85 million and (B) the sum of (i) 65% of the book value of the consolidated inventory of Parent and its Restricted Subsidiaries and (ii) 85% of the book value of the consolidated accounts receivable of Parent and its Restricted Subsidiaries; provided further, however, that the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (1) by the Revolving Credit Facility Borrowers, when added together with the amount of Indebtedness previously Incurred by such Persons pursuant to this clause (1) and then outstanding, does not exceed $35 million;

(2) Indebtedness Incurred by Parent, the Company, any Subsidiary Guarantor or any Term Loan Borrower pursuant to any Term Loan Facility; provided, however, that, after giving effect to any such Incurrence, the aggregate principal amount of all Indebtedness Incurred under this clause (2) and then outstanding does not exceed $230 million less the sum of all permanent principal payments actually made after the issue date with respect to such Indebtedness pursuant to paragraph (a) (3) (A) of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock”; provided further, however, that the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (2) by the Term Loan Borrowers, when added together with the amount of Indebtedness previously Incurred by such Persons pursuant to this clause (2) and then outstanding, does not exceed $30 million;

(3) Indebtedness owed to and held by Parent or any Restricted Subsidiary; provided, however, that (A) any subsequent issuance or transfer of any Capital Stock which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to Parent or a Restricted Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the obligor thereon, (B) if the Company is the obligor on such Indebtedness, such Indebtedness is expressly subordinated in right of payment to all obligations with respect to the Notes and (C) if a Guarantor is the obligor on such Indebtedness, such Indebtedness is expressly subordinated in right of payment to all obligations of such obligor with respect to its Guaranty;

(4) Indebtedness of the Company consisting of the Notes (other than any Additional Notes);

(5) Indebtedness outstanding on the Issue Date (other than Indebtedness described in clause (1), (2), (3) or (4) of this covenant);

(6) Indebtedness of a Restricted Subsidiary Incurred and outstanding on or prior to the date on which such Subsidiary was acquired by Parent or a Restricted Subsidiary or Indebtedness secured by a Lien on assets acquired by Parent or a Restricted Subsidiary (in each case, other than Indebtedness Incurred in connection with, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Subsidiary became a Subsidiary or such Subsidiary or asset was acquired by Parent); provided, however, that on the date of such acquisition and after giving pro forma effect thereto, Parent would have been able to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) of this covenant;

(7) Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4), (5) or (6) or this clause (7); provided, however, that to the extent such Refinancing Indebtedness directly or indirectly Refinances Indebtedness of a Subsidiary Incurred pursuant to clause (6), such Refinancing Indebtedness shall be Incurred only by such Subsidiary;

(8) Hedging Obligations consisting of (A) Interest Rate Agreements related to Indebtedness permitted to be Incurred by Parent and any Restricted Subsidiary pursuant to the Indenture, (B) Currency Agreements not entered into for the purpose of speculation and (C) Commodity Price Protection Agreements not entered into for the purpose of speculation;

(9) obligations in respect of performance, bid and surety bonds and completion guarantees provided by Parent or any Restricted Subsidiary in the ordinary course of business;

(10) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of its Incurrence;

(11) Indebtedness of Foreign Subsidiaries in an aggregate principal amount, which when taken together with all other Indebtedness of Foreign Subsidiaries Incurred pursuant to this clause (11) and then outstanding, does not exceed the greater of (A) $15.0 million and (B) 10% of the combined Total Assets of the Foreign Subsidiaries;

(12) Indebtedness consisting of the Guaranty of a Guarantor and any Guarantee by a Guarantor of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (1), (2), (3), (4), (5), (11) or (17) or pursuant to clause (7) to the extent the Refinancing Indebtedness Incurred thereunder directly or indirectly Refinances Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4) or (5);

(13) Indebtedness (including Capital Lease Obligations) Incurred by Parent or any Restricted Subsidiary (A) to finance the purchase, lease, construction, cost of installation or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) at the time of, or within 180 days after, such purchase, lease, installation or improvement or (B) in connection with, and to finance, the acquisition of a business, in an aggregate principal amount which, when taken together with the amount of Indebtedness previously incurred pursuant to this clause (13) and then outstanding (including any Refinancing Indebtedness with respect thereto), does not exceed the greater of (A) $30 million and (B) 5% of the consolidated Total Assets of Parent and the Restricted Subsidiaries;

(14) Indebtedness of Parent or any Restricted Subsidiary to the extent the net proceeds thereof are promptly (A) used to redeem the Notes in full or (B) deposited to defease or discharge the Notes, in each case in accordance with the terms of the Indenture;

(15) Indebtedness arising from agreements of Parent or any Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the disposition of any business, assets or Subsidiary of Parent or such Restricted Subsidiary or from letters of credit, surety bonds or performance bonds securing any obligation of Parent or a Restricted Subsidiary pursuant to such agreements (to the extent such letters of credit are not drawn against, or if and to the extent drawn against, the Indebtedness representing such drawing is extinguished within five Business Days from its Incurrence), other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary; provided, however, that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by Parent or such Restricted Subsidiary in connection with such disposition;

(16) Indebtedness of a Receivables Subsidiary Incurred pursuant to a Qualified Receivables Transaction; and

(17) Indebtedness of Parent or any Restricted Subsidiary in an aggregate principal amount which, when taken together with all other Indebtedness of Parent and the Restricted Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by clauses (1) through (16) above or paragraph (a)) does not exceed $25 million.

(c) Notwithstanding the foregoing, none of Parent, the Company and any Subsidiary Guarantor will incur any Indebtedness pursuant to the foregoing paragraph (b) if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Obligations of Parent, the Company or any Subsidiary Guarantor unless such Indebtedness shall be subordinated to the Notes or the applicable Guaranty to at least the same extent as such Subordinated Obligations.

(d) For purposes of determining compliance with this covenant:

(1) any Indebtedness Incurred under the Credit Agreement on the Issue Date will be treated as Incurred under clauses (1) and (2) of paragraph (b) above;

(2) in the event that an item of Indebtedness (or any portion thereof) meets the criteria of more than one of the types of Indebtedness described above, Parent, in its sole discretion, will classify such item of Indebtedness (or any portion thereof) at the time of Incurrence and will only be required to include the amount and type of such Indebtedness in one of the above clauses;

(3) Parent will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described above; and

(4) other than Indebtedness classified pursuant to clause (d)(1) above, following the date of its Incurrence, any Indebtedness originally classified as Incurred pursuant to one of the clauses in paragraph (b)

above may later be reclassified by Parent such that it will be deemed as having been Incurred pursuant to paragraph (a) or another clause in paragraph (b) above, as applicable, to the extent that such reclassified Indebtedness could be Incurred pursuant to such new paragraph or clause at the time of such reclassification.

(e) Notwithstanding paragraphs (a) and (b) above, none of Parent, the Company and any Subsidiary Guarantor will Incur (1) any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness of Parent, the Company or such Subsidiary Guarantor, as applicable, unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness of Parent, the Company or such Subsidiary Guarantor, as applicable, or (2) any Secured Indebtedness that is not Senior Indebtedness of such Person unless contemporaneously therewith such Person makes effective provision to secure the Notes or the relevant Guaranty, as applicable, equally and ratably with such Secured Indebtedness for so long as such Secured Indebtedness is secured by a Lien. Unsecured Indebtedness is not deemed to be subordinate in right of payment to Secured Indebtedness merely because it is unsecured and Secured Indebtedness which has different security or different priorities in the same security will not be deemed subordinate in right of payment to other Secured Indebtedness due to such differences.

(f) For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness where the Indebtedness Incurred is denominated in a different currency, the amount of such Indebtedness will be the U.S. Dollar Equivalent, determined on the date of the Incurrence, of such Indebtedness; provided, however, that if any such Indebtedness denominated in a different currency is subject to a Currency Agreement with respect to U.S. dollars covering all principal, premium, if any, and interest payable on such Indebtedness, the amount of such Indebtedness expressed in U.S. dollars will be as provided in such Currency Agreement. The principal amount of any Refinancing Indebtedness Incurred in the same currency as the Indebtedness being Refinanced will be the U.S. Dollar Equivalent of the Indebtedness Refinanced, determined in accordance with the preceding sentence, except to the extent that the principal amount of the Refinancing Indebtedness exceeds the principal amount of the Indebtedness being Refinanced, in which case the U.S. Dollar Equivalent of such excess will be determined on the date such Refinancing Indebtedness is Incurred.

Limitation on Restricted Payments

(a) Parent will not, and will not permit any Restricted Subsidiary, directly or indirectly, to, make a Restricted Payment if at the time Parent or such Restricted Subsidiary makes such Restricted Payment:

(1) a Default shall have occurred and be continuing (or would result therefrom);

(2) Parent is not entitled to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “Limitation on Indebtedness”; or

(3) the aggregate amount of such Restricted Payment and all other Restricted Payments since the Issue Date would exceed the sum of (without duplication):

(A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the beginning of the fiscal quarter immediately following the fiscal quarter during which the Issue Date occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit); plus

(B) (i) 100% of the aggregate Net Cash Proceeds and the Fair Market Value of other property or assets (other than Indebtedness of any Person that, upon its transfer to Parent, would not constitute a Temporary Cash Investment of Parent) received by Parent from the issuance or sale of its Capital Stock (other than Disqualified Stock) subsequent to the Issue Date (other than an issuance or sale to a Subsidiary of Parent and other than an issuance or sale to an employee stock ownership plan or to a trust established by Parent or any of its Subsidiaries for the benefit of their employees) and (ii) 100% of any cash and the Fair Market Value of other property or assets (other than Indebtedness of any Person that, upon its contribution to Parent, would not constitute a Temporary Cash Investment of Parent) received by Parent from its shareholders as a capital contribution subsequent to the Issue Date, other than, in the case of each of (i) and (ii), an amount not to exceed $5 million, contributed or received by Parent after the Issue Date by members of Parent’s management, directors and consultants or the Permitted Holders as described under the section of the Prospectus entitled “Certain Relationships and Related Transactions—Investment by Management”; plus

(C) the amount by which Indebtedness is reduced on Parent’s consolidated balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness for Capital Stock (other than Disqualified Stock) of Parent (less the amount of any cash, or the Fair Market Value of any other property, distributed by Parent upon such conversion or exchange); provided, however, that the foregoing amount shall not exceed the Net Cash Proceeds received by Parent or any Restricted Subsidiary from the sale of such Indebtedness (excluding Net Cash Proceeds from sales to a Subsidiary of Parent or to an employee stock ownership plan or to a trust established by Parent or any of its Subsidiaries for the benefit of their employees); plus

(D) an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by Parent or any Restricted Subsidiary in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, the release of any Guarantees previously given by Parent or any Restricted Subsidiary with respect to Indebtedness of any Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions otherwise included in “Consolidated Net Income”), in each case received by Parent or any Restricted Subsidiary, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to Parent’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by Parent or any Restricted Subsidiary in such Person or Unrestricted Subsidiary.

(b) The preceding provisions will not prohibit:

(1) any Restricted Payment made out of the Net Cash Proceeds of the substantially concurrent sale of, or made by exchange for, Capital Stock of Parent (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary of Parent or an employee stock ownership plan or to a trust established by Parent or any of its Subsidiaries for the benefit of their employees) or a substantially concurrent cash capital contribution received by Parent from its shareholders; provided, however, that (A) such Restricted Payment shall be excluded in the calculation of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale or such cash capital contribution (to the extent so used for such Restricted Payment) shall be excluded from the calculation of amounts under clause (3)(B) of paragraph (a) above;

(2) any purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Obligations of Parent, the Company or a Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Indebtedness of such Person which is permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness”; provided, however, that such purchase, repurchase, redemption, defeasance or other acquisition or retirement for value shall be excluded in the calculation of the amount of Restricted Payments;

(3) dividends paid within 60 days after the date of declaration thereof if at such date of declaration such dividend would have complied with this covenant; provided, however, that such dividend shall be included in the calculation of the amount of Restricted Payments;

(4) the purchase, repurchase, redemption, retirement or other acquisition of shares of Capital Stock of Parent, any of its Subsidiaries or any direct or indirect parent entity of Parent from employees, former employees, directors, former directors or consultants of Parent, any of its Subsidiaries or any direct or indirect parent entity of Parent (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans approved by the Parent Board or the Board of Directors of any direct or indirect parent entity of Parent under which such individuals purchase or sell, or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions in any calendar year shall not exceed the lesser of (A) the sum of (x) $2.5 million and (y) the aggregate amount of Restricted Payments permitted (but not made) pursuant to this clause (b)(4) in prior calendar years and (B) $7.5 million; provided further, however, that such amount in any calendar year may be increased by an amount not to exceed (I) the Net Cash Proceeds received by Parent from the sale of Capital Stock (other than Disqualified Stock) of Parent to employees, directors or consultants that occurs after the Issue Date, other than an amount, not to exceed $5 million, received by Parent from such sale after the Issue Date as described under the section of the Prospectus entitled “Certain Relationships and Related Transactions—Investment by Management” (provided that the amount of such Net Cash Proceeds utilized for any such purchase, repurchase, redemption, retirement or other acquisition will not increase the amount available for Restricted Payments under clause (a)(3)(B) of this covenant) plus (II) the net cash proceeds of key man life insurance policies received by Parent after the Issue Date; and provided further, however, that such repurchases and other acquisitions shall be excluded in the calculation of the amount of Restricted Payments;

(5) dividends or distributions to any direct or indirect parent entity of Parent to be used by such entity solely to pay franchise taxes and other fees required to maintain its corporate existence and to pay for general corporate and overhead expenses (including directors’ fees and salaries, indemnification and contribution obligations to directors and other compensation of employees) incurred by such entity in the ordinary course of its business; provided, however, that such dividends and distributions shall not exceed $1.0 million in the aggregate for all such entities in any fiscal year; provided further, however, that such dividends and distributions shall be excluded in the calculation of the amount of Restricted Payments;

(6) dividends or distributions to holders of Capital Stock of any direct or indirect parent entity of Parent in amounts equal to the maximum Federal, state and local income tax rate applicable to an individual resident in New York, New York multiplied by the sum of (x) the income of such Person for such taxable year, as determined for Federal income tax purposes, attributable to Parent and its Subsidiaries (other than any such income arising solely as a result of a dividend or distribution to such Person) and (y) to the extent not taken into account pursuant to clause (x), the net income of any Foreign Subsidiary for such taxable year that is described in Section 951(a) of the Code;

(7) payments of dividends on Disqualified Stock issued pursuant to the covenant described under “—Limitation on Indebtedness”; provided, however, that such dividends shall be excluded in the calculation of the amount of Restricted Payments;

(8) repurchases of Capital Stock deemed to occur upon exercise of stock options, warrants or other similar rights if such Capital Stock represents a portion of the exercise price of such options, warrants or other similar rights; provided, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments;

(9) cash payments in lieu of the issuance of fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Capital Stock of Parent; provided, however, that any such cash payment shall not be for the purpose of evading the limitation of the covenant described under this subheading (as determined in good faith by the Board of Directors of the Company); provided further, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(10) in the event of a Change of Control, and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of Parent, the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 101% of the principal amount (or, if such Subordinated Obligations were issued with original issue discount, 101%

of the accreted value) of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, the Company (or a third party to the extent permitted by the Indenture) has made a Change of Control Offer with respect to the Notes as a result of such Change of Control and has repurchased all Notes validly tendered and not withdrawn in connection with such Change of Control Offer; provided further, however, that such repurchase and other acquisition shall be included in the calculation of the amount of Restricted Payments;

(11) in the event of an Asset Disposition that requires Parent to offer to repurchase Notes pursuant to the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock,” and if no Default shall have occurred and be continuing, the payment, purchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations of Parent, the Company or any Subsidiary Guarantor, in each case, at a purchase price not greater than 100% of the principal amount (or, if such Subordinated Obligations were issued with original issue discount, 100% of the accreted value) of such Subordinated Obligations, plus any accrued and unpaid interest thereon; provided, however, that (A) prior to such payment, purchase, redemption, defeasance or other acquisition or retirement, Parent has made an offer with respect to the Notes pursuant to the provisions of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” and has repurchased all Notes validly tendered and not withdrawn in connection with such offer and (B) the aggregate amount of all such payments, purchases, redemptions, defeasances or other acquisitions or retirements of all such Subordinated Obligations may not exceed the amount of Net Available Cash remaining after Parent has complied with the terms of clause (3) of paragraph (a) of the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock”; provided further, however, that such repurchases and other acquisitions shall be included in the calculation of the amount of Restricted Payments;

(12) payments of intercompany subordinated Indebtedness, the Incurrence of which was permitted under clause (3) of paragraph (b) of the covenant described under “—Limitation on Indebtedness”; provided, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments;

(13) Permitted Acquisition Payments; provided, however, that such payments shall be excluded in the calculation of the amount of Restricted Payments; or

(14) Restricted Payments in an amount which, when taken together with all Restricted Payments made pursuant to this clause (14), does not exceed $20.0 million; provided, however, that at the time of each such Restricted Payment, no Default shall have occurred and be continuing; provided further, however, that such Restricted Payments shall be excluded in the calculation of the amount of Restricted Payments.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

Parent will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends or make any other distributions on its Capital Stock to Parent or a Restricted Subsidiary or pay any Indebtedness owed to Parent or the Company, (b) make any loans or advances to Parent or the Company or (c) transfer any of its property or assets to Parent or the Company, except:

(1) with respect to clauses (a), (b) and (c),

(A) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the Issue Date;

(B) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by such Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by Parent (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by Parent) and outstanding on such date;

(C) any encumbrance or restriction pursuant to an agreement effecting a Refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C) or contained in any amendment to an agreement referred to in clause (A) or (B) of clause (1) of this covenant or this clause (C); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such refinancing agreement or amendment are no less favorable to the Noteholders than encumbrances and restrictions with respect to such Restricted Subsidiary contained in such predecessor agreements;

(D) any encumbrance or restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(E) any restriction arising under applicable law, regulation or order;

(F) any encumbrance or restriction contained in the terms of any Indebtedness of Parent, the Company or any Subsidiary Guarantor; provided, however, that such encumbrances or restrictions, taken as a whole, are no more restrictive in the aggregate than those contained in the Indenture, as determined in good faith by the Parent Board, whose determination shall be conclusive;

(G) any encumbrance or restriction contained in the terms of any Indebtedness of Foreign Subsidiaries permitted to be Incurred pursuant to the covenant described under “—Limitation on Indebtedness”;

(H) any encumbrance or restriction contained in any agreement or instrument governing Senior Indebtedness (including the Credit Agreement) not Incurred in violation of the Indenture; provided, however, that such encumbrances or restrictions, taken as a whole, are no more restrictive in the aggregate than those contained in the Credit Agreement as in effect on the Issue Date, as determined in good faith by the Parent Board, whose determination shall be conclusive;

(I) with respect to any Restricted Subsidiary (other than a Foreign Subsidiary), any encumbrance or restriction contained in the terms of any Indebtedness, or any agreement pursuant to which such Indebtedness was issued, if:

(x) the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement,

(y) the encumbrance or restriction is not materially more disadvantageous to the Noteholders than is customary in comparable financings, as determined in good faith by the Parent Board, whose determination shall be conclusive, and

(z) such encumbrance or restriction will not materially affect the Company’s ability to make principal or interest payments on the Notes, as determined in good faith by the Parent Board, whose determination shall be conclusive; and

(J) any encumbrance or restriction pursuant to the terms of any agreement entered into in connection with any Qualified Receivables Transaction; provided, however, that such encumbrance or restriction applies only to a Receivables Subsidiary; and

(2) with respect to clause (c) only,

(A) any encumbrance or restriction consisting of customary nonassignment provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder;

(B) any encumbrance or restriction contained in security agreements or mortgages securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;

(C) any encumbrance or restriction pursuant to purchase money obligations for property acquired in the ordinary course of business that impose restrictions on the property so acquired;

(D) any encumbrance or restriction on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(E) any encumbrance or restriction contained in customary provisions in joint venture agreements entered into in the ordinary course of business with respect to the disposition or distribution of assets or property of the applicable joint venture or that restrict the transfer of interests in such joint venture; and

(F) customary restrictions imposed on the transfer of, or in licenses related to, copyrights, patents or other intellectual property and contained in agreements entered into in the ordinary course of business. Limitation on Sales of Assets and Subsidiary Stock

(a) Parent will not, and will not permit any Restricted Subsidiary to, directly or indirectly, consummate any Asset Disposition unless:

(1) Parent or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the Fair Market Value (including as to the value of all non-cash consideration) of the shares and assets subject to such Asset Disposition;

(2) at least 75% of the consideration thereof received by Parent or such Restricted Subsidiary is in the form of cash or cash equivalents; and

(3) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by Parent (or such Restricted Subsidiary, as the case may be)

(A) first, to the extent Parent elects (or is required by the terms of any Indebtedness), to prepay, repay, redeem or purchase Senior Indebtedness of Parent, the Company or any Subsidiary Guarantor or Indebtedness (other than any Disqualified Stock) of a Wholly Owned Subsidiary (in each case other than Indebtedness owed to Parent and any Subsidiary) within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash;

(B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), to the extent Parent elects, to acquire (or enter into a binding agreement to acquire, provided that such commitment shall be subject only to customary conditions (other than any financing conditions) and such acquisition shall be consummated within 90 days after the end of the one-year period referred to below in this clause (B)) Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; and

(C) third, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A) and (B), to cause the Company to make an offer to the holders of the Notes (and to holders of other Senior Subordinated Indebtedness of Parent, the Company or a Subsidiary Guarantor designated by Parent) to purchase Notes (and such other Senior Subordinated Indebtedness) pursuant to and subject to the conditions contained in the Indenture; provided, however, that in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) or (C) above, Parent or such Restricted Subsidiary shall permanently retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased.

Notwithstanding the foregoing provisions of this covenant, Parent and the Restricted Subsidiaries will not be required to apply any Net Available Cash in accordance with this covenant except to the extent that the aggregate Net Available Cash from all Asset Dispositions that is not applied in accordance with this covenant exceeds $20 million. Pending application of Net Available Cash pursuant to this covenant, such Net Available Cash shall be invested in Temporary Cash Investments or applied to temporarily reduce revolving credit indebtedness.

For the purposes of this covenant, the following are deemed to be cash or cash equivalents:

(1) the assumption of Indebtedness of Parent (other than obligations in respect of Disqualified Stock of Parent) or any Restricted Subsidiary (other than obligations in respect of Disqualified Stock or Preferred

Stock of the Company or a Subsidiary Guarantor) and the release of Parent or such Restricted Subsidiary from all liability on such Indebtedness in connection with such Asset Disposition; and

(2) securities or other obligations received by Parent or any Restricted Subsidiary from the transferee that are promptly converted by Parent or such Restricted Subsidiary into cash, to the extent of cash received in that conversion.

(b) In the event of an Asset Disposition that requires the purchase of Notes (and other Senior Subordinated Indebtedness of Parent, the Company or a Subsidiary Guarantor) pursuant to clause (a)(3)(C) above, the Company will purchase Notes tendered pursuant to an offer by the Company for the Notes (and such other Senior Subordinated Indebtedness) at a purchase price of 100% of their principal amount (or, in the event such other Senior Subordinated Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof) without premium, plus accrued but unpaid interest (or, in respect of such other Senior Subordinated Indebtedness, such lesser price, if any, as may be provided for by the terms of such Senior Subordinated Indebtedness) in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the securities tendered exceeds the Net Available Cash allotted to their purchase, the Company will select the securities to be purchased on a pro ratabasis but in round denominations, which in the case of the Notes will be denominations of $1,000 principal amount or multiples thereof. If the aggregate purchase price of the Notes (and other Senior Subordinated Indebtedness) is less than the Net Available Cash allotted to the purchase of Notes (and other Senior Subordinated Indebtedness), the Company may apply the remaining Net Available Cash for any general corporate purpose not restricted by the terms of the Indenture. The Company shall not be required to make such an offer to purchase Notes (and other Senior Subordinated Indebtedness of Parent, the Company or a Subsidiary Guarantor) pursuant to this covenant if the Net Available Cash available therefor is less than $20 million (which lesser amount shall be carried forward for purposes of determining whether such an offer is required with respect to the Net Available Cash from any subsequent Asset Disposition). Upon completion of such an offer to purchase, Net Available Cash will be deemed to be reduced by the aggregate amount of such offer.

(c) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue of its compliance with such securities laws or regulations.

Limitation on Affiliate Transactions

(a) Parent will not, and will not permit any Restricted Subsidiary to, enter into or permit to exist any transaction (including the purchase, sale, lease or exchange of any property, employee compensation arrangements or the rendering of any service) with, or for the benefit of, any Affiliate of Parent (an “Affiliate Transaction”) unless:

(1) the terms of the Affiliate Transaction are no less favorable to Parent or such Restricted Subsidiary than those that could be obtained at the time of the Affiliate Transaction in arm’s-length dealings with a Person who is not an Affiliate;

(2) if such Affiliate Transaction involves an amount in excess of $5 million, the terms of the Affiliate Transaction are set forth in writing and a majority of the directors of Parent disinterested with respect to such Affiliate Transaction have determined in good faith that the criteria set forth in clause (1) are satisfied and have approved the relevant Affiliate Transaction as evidenced by a resolution of the Parent Board; and

(3) if such Affiliate Transaction involves an amount in excess of $20 million, the Parent Board shall also have received a written opinion from an Independent Qualified Party to the effect that such Affiliate

Transaction is fair, from a financial standpoint, to Parent and the Restricted Subsidiaries or is not less favorable to Parent and the Restricted Subsidiaries than could reasonably be expected to be obtained at the time in an arm’s-length transaction with a Person who was not an Affiliate.

(b) The provisions of the preceding paragraph (a) will not prohibit: (1) any Investment (other than a Permitted Investment) or other Restricted Payment, in each case permitted to be made pursuant to the covenant described under “—Limitation on Restricted Payments”;

(2) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Parent Board;

(3) loans or advances to employees in the ordinary course of business in accordance with the past practices of Parent or the Restricted Subsidiaries, but in any event not to exceed $2.5 million in the aggregate outstanding at any one time;

(4) the payment of reasonable fees and compensation to, and the provision of reasonable indemnity on behalf of, officers, directors and employees of Parent or any Restricted Subsidiary as determined in good faith by the Parent Board;

(5) any transaction with a Restricted Subsidiary or joint venture or similar entity which would constitute an Affiliate Transaction solely because Parent or a Restricted Subsidiary owns an equity interest in or otherwise controls such Restricted Subsidiary, joint venture or similar entity;

(6) the issuance or sale of any Capital Stock (other than Disqualified Stock) of Parent;

(7) any transactions involving the Parent or any of the Restricted Subsidiaries, on the one hand, and any nationally recognized commercial or investment bank or any of its Affiliates, on the other hand, in connection with the Acquisition, the execution of the Credit Agreement and any amendment, modification, supplement, extension, refinancing, replacement and other transactions related thereto, or any management, financial advisory, financing, underwriting or placement services or any other investment banking, capital markets, banking or similar services, which transactions, in the reasonable determination of a majority of the directors of Parent disinterested with respect to such transactions, are on commercially reasonable terms;

(8) any transaction with a Receivables Subsidiary pursuant to a Qualified Receivables Transaction;

(9) the Acquisition and any transaction consummated on the Issue Date in connection therewith and described in the Prospectus;

(10) any agreement as in effect on the Issue Date and described in the Prospectus under “Certain Relationships and Related Transactions” or any renewals or extensions of any such agreement (so long as such renewals or extensions are not less favorable to Parent or the Restricted Subsidiaries) and the transactions evidenced thereby; and

(11) sales of inventory or other products to any Affiliate of Parent entered into in the ordinary course of business on terms that are no less favorable to Parent and the Restricted Subsidiaries than those that could be obtained at the time of such sale in arm’s length dealings with a Person who is not an Affiliate.

Limitation on Line of Business

Parent will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

Merger, Amalgamation and Consolidation

Neither Parent nor the Company will consolidate with or merge with or into, or amalgamate, or convey, transfer or lease, in one transaction or a series of transactions, directly or indirectly, all or substantially all its assets to, any Person, unless:

(1) the resulting, continuing, surviving or transferee Person (the “Successor Entity”) shall be a Person organized and existing under the laws of Bermuda (in case of Parent) or of the United States of America, any State thereof or the District of Columbia (in the case of Parent or the Company) and the Successor Entity (if not Parent or the Company, as applicable) shall expressly assume, by an indenture supplemental thereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of Parent or the Company, as applicable, under the Guaranty or the Notes, as applicable, and the Indenture;

(2) immediately after giving pro forma effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Entity or any Subsidiary as a result of such transaction as having been Incurred by such Successor Entity or such Subsidiary at the time of such transaction, other than any Indebtedness of Parent or any Restricted Subsidiary previously Incurred by Parent or such Restricted Subsidiary at the time such entity was a Restricted Subsidiary in compliance with the Indenture), no Default shall have occurred and be continuing;

(3) in the case of a transaction involving Parent, immediately after giving pro forma effect to such transaction, the Successor Entity would be able to Incur an additional $1.00 of Indebtedness pursuant to paragraph (a) of the covenant described under “—Limitation on Indebtedness”; and

(4) Parent shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indenture (if any) comply with the Indenture; provided, however, that clause (3) will not be applicable to (A) a Restricted Subsidiary consolidating with, merging into, amalgamating or transferring all or part of its properties and assets to Parent or the Company or (B) Parent or the Company merging or amalgamating with an Affiliate of the Company solely for the purpose and with the sole effect of reincorporating or continuing the Company in another jurisdiction.

For purposes of this covenant, the sale, lease, conveyance, assignment, transfer or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of Parent, which properties and assets, if held by Parent instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of Parent on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the properties and assets of Parent.

The Successor Entity will be the successor to Parent or the Company, as applicable, and shall succeed to, and be substituted for, and may exercise every right and power of, Parent or the Company, as applicable, under the Indenture, and the predecessor of Parent or the Company, except in the case of a lease, shall be released from the obligation to pay the principal of and interest on the Notes, as applicable.

Parent will not permit any Subsidiary Guarantor to consolidate with or merge with or into, amalgamate or convey, transfer or lease, in one transaction or a series of transactions, all or substantially all of its assets to any Person unless:

(1) (except in the case of a Subsidiary Guarantor (x) that has been disposed of in its entirety to another Person (other than to Parent, the Company or any other Subsidiary Guarantor), whether through a merger, amalgamation, consolidation or sale of Capital Stock or assets or (y) that, as a result of the disposition of all or a portion of its Capital Stock, ceases to be a Subsidiary, in both cases, if in connection therewith Parent provides an Officers’ Certificate to the Trustee to the effect that Parent will comply with its obligations under the covenant described under “—Limitation on Sales of Assets and Subsidiary Stock” in respect of such disposition) the resulting, surviving, continuing or transferee Person (if not such Subsidiary Guarantor) shall be a Person organized and existing under the laws of the jurisdiction under which such Subsidiary

Guarantor was organized or under the laws of the United States of America, or any State thereof or the District of Columbia, and such Person shall expressly assume, by a Guaranty Agreement, in a form satisfactory to the Trustee, all the obligations of such Subsidiary Guarantor, if any, under its Subsidiary Guaranty;

(2) immediately after giving effect to such transaction or transactions on a pro forma basis (and treating any Indebtedness which becomes an obligation of the resulting, surviving or transferee Person as a result of such transaction as having been issued by such Person at the time of such transaction, other than any Indebtedness of any Subsidiary Guarantor previously Incurred at the time such entity was a Restricted Subsidiary in compliance with the Indenture), no Default shall have occurred and be continuing; and

(3) Parent delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such Guaranty Agreement, if any, complies with the Indenture.

Future Guarantors

Parent will cause each Restricted U.S. Subsidiary that Incurs any Bank Indebtedness to, and each Foreign Subsidiary that enters into a Guarantee of any Senior Indebtedness of Parent, the Company or a Restricted U.S. Subsidiary to, in each case, at the same time, execute and deliver to the Trustee a Guaranty Agreement pursuant to which such Restricted Subsidiary will Guarantee payment of the Notes on the same terms and conditions as those set forth in the Indenture.

SEC Reports

Whether or not Parent is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, Parent will file with the SEC (subject to the next sentence) and provide the Trustee and Noteholders with such annual and other reports as are specified in Sections 13 and 15(d) of the Exchange Act and applicable to a U.S. corporation subject to such Sections, such reports to be so filed and provided at the times specified for the filings of such reports under such Sections and containing all the information, audit reports and exhibits required for such reports. If at any time Parent is not subject to the periodic reporting requirements of the Exchange Act for any reason, Parent will nevertheless continue filing the reports specified in the preceding sentence with the SEC within the time periods required unless the SEC will not accept such a filing. Parent agrees that it will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept such filings for any reason, Parent will post the reports specified in the preceding sentence on its website within the time periods that would apply if Parent were required to file those reports with the SEC. Notwithstanding the foregoing, Parent may satisfy such requirements prior to the effectiveness of the exchange offer registration statement or the shelf registration statement by filing with the SEC the exchange offer registration statement or shelf registration statement, to the extent that any such registration statement contains substantially the same information as would be required to be filed by Parent if it were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and Noteholders with such registration statement (and any amendments thereto) promptly following the filing thereof.

The quarterly and annual financial information required by the preceding paragraph will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, of the financial condition and results of operations of Parent and the Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries, if any.

In addition, Parent will furnish to the Holders of the Notes and to prospective investors, upon the requests of such Holders, any information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act so long as the Notes are not freely transferable under the Securities Act.

Defaults

Each of the following is an Event of Default:

(1) a default in the payment of interest on the Notes when due, continued for 30 days;

(2) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required purchase, upon declaration of acceleration or otherwise;

(3) the failure by the Company or Parent to comply with its obligations under “—Certain Covenants—Merger, Amalgamation and Consolidation” above;

(4) the failure by Parent or the Company to comply for 30 days after notice with any of its obligations in the covenants described above under “—Change of Control” (other than a failure to purchase Notes) or under “—Certain Covenants” under “—Limitation on Indebtedness”, “—Limitation on Restricted Payments”, “—Limitation on Restrictions on Distributions from Restricted Subsidiaries”, “Limitation on Sales of Assets and Subsidiary Stock” (other than a failure to purchase Notes), “—Limitation on Affiliate Transactions”, “—Limitation on Line of Business”, “—Future Guarantors”, or “—SEC Reports”;

(5) the failure by Parent, the Company or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Indenture;

(6) Indebtedness of Parent, the Company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $20 million (the “cross acceleration provision”);

(7) certain events of bankruptcy, insolvency or reorganization of Parent, the Company, a Subsidiary Guarantor or any Significant Subsidiary (the “bankruptcy provisions”);

(8) any judgment or decree for the payment of money in excess of $20 million is entered against Parent, the Company, a Subsidiary Guarantor or any Significant Subsidiary, remains outstanding for a period of 60 consecutive days following such judgment and is not discharged, waived or stayed (the “judgment default provision”); or

(9) the Parent Guaranty or any Guaranty of a Significant Subsidiary ceases to be in full force and effect (other than in accordance with the terms of the Parent Guaranty or such Subsidiary Guaranty) or Parent or any Subsidiary Guarantor denies or disaffirms its obligations under the Parent Guaranty or its Subsidiary Guaranty, as the case may be.

However, a default under clauses (4) and (5) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified after receipt of such notice.

If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest shall be due and payable immediately; provided, however, that so long as any Bank Indebtedness remains outstanding, no such acceleration shall be effective until the earlier of (1) five Business Days after the giving of written notice to the Company and the administrative agent (or similar agent if there is no administrative agent) under the Credit Agreement and (2) the day on which any Bank Indebtedness is accelerated. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences. In the event of any Event of Default specified in clause (6) above, such Event of Default and all consequences thereof shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose

(x) the Indebtedness that is the basis for such Event of Default has been discharged, or

(y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such holder has previously given the Trustee notice that an Event of Default is continuing;

(2) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy;

(3) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability.

If a Default occurs, is continuing and is known to the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers determines that withholding notice is not opposed to the interest of the holders of the Notes. In addition, we are required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. We are required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action we are taking or propose to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including consents obtained in connection with a tender offer or exchange for the Notes) and any past default or compliance with any provisions may also be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected thereby, an amendment or waiver may not, among other things:

(1) reduce the amount of Notes whose holders must consent to an amendment;

(2) reduce the rate of or extend the time for payment of interest on any Note;

(3) reduce the principal of or change the Stated Maturity of any Note;

(4) reduce the amount payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional Redemption” above;

(5) make any Note payable in money other than that stated in the Note;

(6) impair the right of any holder of the Notes to receive payment of principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(7) make any change in, the amendment provisions which require each holder’s consent or in the waiver provisions;

(8) make any change in the ranking or priority of any Note that would adversely affect the Noteholders; or

(9) make any change in, or release other than in accordance with the Indenture, the Parent Guaranty or any Subsidiary Guaranty that would adversely affect the Noteholders.

Notwithstanding the preceding, without the consent of any holder of the Notes, the Company, Parent, the Subsidiary Guarantors and Trustee may amend the Indenture:

(1) to cure any ambiguity, omission, defect or inconsistency;

(2) to provide for the assumption by a successor corporation of the obligations of the Company, Parent, or any Subsidiary Guarantor under the Indenture;

(3) to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code);

(4) to add Guarantees with respect to the Notes, including any Subsidiary Guarantees, or to secure the Notes;

(5) to add to the covenants of the Company, Parent or a Subsidiary Guarantor for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, Parent or a Subsidiary Guarantor;

(6) to make any change that does not adversely affect the rights of any holder of the Notes;

(7) to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act; or

(8) to make any amendment to the provisions of the Indenture relating to the form, authentication, transfer and legending of Notes; provided, however, that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially affect the rights of Holders to transfer Notes.

However, no amendment may be made to the subordination provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness of the Company, Parent or a Subsidiary Guarantor then outstanding unless the holders of such Senior Indebtedness (or their Representative) consent to such change.

The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, we are required to mail to holders of the Notes a notice briefly describing such amendment. However, the failure to give such notice to all holders of the Notes, or any defect therein, will not impair or affect the validity of the amendment.

Neither the Company nor any Affiliate of the Company may, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid to all Holders that so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement.

Transfer

The Notes will be issued in registered form and will be transferable only upon the surrender of the Notes being transferred for registration of transfer. We may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges.

Satisfaction and Discharge

When we (1) deliver to the Trustee all outstanding Notes for cancellation or (2) all outstanding Notes have become due and payable, whether at maturity or on a redemption date as a result of the mailing of notice of redemption, and, in the case of clause (2), we irrevocably deposit with the Trustee funds sufficient to pay at maturity or upon redemption all outstanding Notes, including interest thereon to maturity or such redemption date, and if in any case we pay all other sums payable under the Indenture by us, then the Indenture shall, subject to certain exceptions, cease to be of further effect.

Defeasance

At any time, we may terminate all our obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.

In addition, at any time we may terminate our obligations under “—Change of Control” and under the covenants described under “—Certain Covenants” (other than the covenant described under “—Merger, Amalgamation and Consolidation”), the operation of the cross acceleration provision, the bankruptcy provisions with respect to the Parent Guarantor, Subsidiary Guarantors and Significant Subsidiaries and the judgment default provision described under “—Defaults” above and the limitations contained in clause (3) of the first paragraph under “—Certain Covenants—Merger and Consolidation” above (“covenant defeasance”).

We may exercise our legal defeasance option notwithstanding our prior exercise of our covenant defeasance option. If we exercise our legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If we exercise our covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (4), (6), (7) (with respect only to Significant Subsidiaries and Subsidiary Guarantors), (8) or (9) under “—Defaults” above or because of the failure of the Company to comply with clause (3) or (4) of the first paragraph under “—Certain Covenants—Merger and Consolidation” above. If we exercise our legal defeasance option or our covenant defeasance option, Parent and each Subsidiary Guarantor will be released from all of its obligations with respect to its Guaranty.

In order to exercise either of our defeasance options, we must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

Concerning the Trustee

U.S. Bank National Association is to be the Trustee under the Indenture. We have appointed U.S. Bank National Association as Registrar and Paying Agent with regard to the Notes.

The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest it must either eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Holders of a majority in principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. If an Event of Default occurs (and is not cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense and then only to the extent required by the terms of the Indenture.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or stockholder of the Company, Parent or any Subsidiary Guarantor will have any liability for any obligations of the Company, Parent or any Subsidiary Guarantor under the Notes, the Parent Guaranty, any Subsidiary Guaranty or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver and release may not be effective to waive liabilities under the U.S. Federal securities laws, and it is the view of the SEC that such a waiver is against public policy.

Governing Law

The Indenture and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Consent to Jurisdiction and Service

Parent will appoint its Chief Executive Officer, located at 8601 Six Forks Road, Raleigh, NC 27615, as its United States agent for actions relating to the Notes, the Registration Rights Agreement or the Indenture brought under Federal or state securities laws brought in any Federal or state court located in the Borough of Manhattan in The City of New York and will submit to such jurisdiction.

Certain Definitions

“Acquisition” means the acquisition of the metering systems business of Invensys plc by certain subsidiaries of Parent pursuant to the Stock Purchase Agreement dated as of October 21, 2003, as amended on December 17, 2003, by and among IMS Meters Holdings, Inc. (renamed Sensus Metering Systems Inc. on December 2, 2003) and the sellers named therein.

“Additional Assets” means:

(1) any property, plant or equipment used in a Related Business;

(2) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by Parent, the Company or another Restricted Subsidiary; or

(3) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary;

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) above is primarily engaged in a Related Business.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing. For purposes of the covenants described under “—Certain Covenants—Limitation on Restricted Payments” and “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, “Affiliate” shall also mean any beneficial owner of Capital Stock representing 10% or more of the total voting power of the Voting Stock (on a fully diluted basis) of the Company or Parent or of rights or warrants to purchase such Capital Stock (whether or not currently exercisable) and any Person who would be an Affiliate of any such beneficial owner pursuant to the first sentence hereof.

“Asset Disposition” means any sale, lease (other than an operating lease entered into in the ordinary course of business), transfer or other disposition (or series of related sales, leases, transfers or dispositions) by Parent or any Restricted Subsidiary, including any disposition by means of a merger, amalgamation, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1) any shares of Capital Stock of a Restricted Subsidiary (other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than Parent or a Restricted Subsidiary);

(2) all or substantially all the assets of any division or line of business of Parent or any Restricted Subsidiary; or

(3) any other assets of Parent or any Restricted Subsidiary outside of the ordinary course of business of the Company or such Restricted Subsidiary (other than, in the case of clauses (1), (2) and (3) above,

(A) a disposition by a Restricted Subsidiary to Parent or the Company or by Parent, the Company or a Restricted Subsidiary to a Wholly Owned Subsidiary;

(B) for purposes of the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” only, (i) a disposition that constitutes a Restricted Payment (or would constitute a Restricted Payment but for the exclusions from the definition thereof) and that is not prohibited by the covenant described under “—Certain Covenants—Limitation on Restricted Payments” and (ii) a disposition of all or substantially all the assets of Parent in accordance with the covenant described under “—Certain Covenants—Merger and Consolidation”;

(C) a disposition of assets with a Fair Market Value of less than $2.5 million;

(D) a disposition of cash or Temporary Cash Investments;

(E) the creation of a Lien (but not the sale or other disposition of the property subject to such Lien);

(F) the disposition of inventory or obsolete or worn out equipment in the ordinary course of business;

(G) the good faith surrender or waiver of contract rights, tort claims or statutory rights;

(H) sales or grants of licenses or sublicenses to use the patents, copyright and other intellectual property of Parent or any of the Restricted Subsidiaries to the extent such license does not interfere with the business of Parent or any Restricted Subsidiary; and

(I) any transfer or sale of accounts receivable and related assets of the type specified in the definition of “Qualified Receivables Transaction” to a Receivables Subsidiary for the Fair Market Value thereof, including cash in an amount at least equal to 75% of the book value thereof as determined in accordance with GAAP, it being understood that, for the purposes of this clause (I), investments received in exchange for the transfer of accounts receivable and related assets will be deemed to constitute cash if the Receivables Subsidiary or other payor is required to repay such investments as soon as practicable from available cash collections less amounts required to be established as reserves pursuant to contractual agreements with entities that are not Affiliates of Parent entered into as part of a Qualified Receivables Transaction).

“Average Life” means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing:

(1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of or redemption or similar payment with respect to such Indebtedness multiplied by the amount of such payment by

(2) the sum of all such payments.

“Bank Indebtedness” means all Obligations pursuant to the Credit Agreement.

“Board of Directors” with respect to a Person means the Board of Directors of such Person or any committee thereof duly authorized to act on behalf of such Board.

“Business Day” means each day which is not a Legal Holiday.

“Capital Lease Obligation” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares, interests (including partnership interests), rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Change of Control” means any of the following events:

(1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that for purposes of this clause (1) such person shall be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of Parent;

(2) during any consecutive two-year period, individuals who at the beginning of such period constituted the Parent Board (together with any new directors whose election or appointment by such Parent Board or whose nomination for election by the shareholders of Parent was approved by a vote of a majority of the Directors of Parent then still in office who were either directors at the beginning of such period or whose election, appointment or nomination for election was previously so approved) cease for any reason to constitute a majority of the Parent Board then in office;

(3) the adoption of a plan relating to the liquidation, winding up or dissolution of Parent or the Company;

(4) the merger, amalgamation or consolidation of Parent with or into another Person or the merger or amalgamation of another Person with or into Parent, or the sale of all or substantially all the assets of Parent (determined on a consolidated basis) to another Person other than (A) a transaction in which the survivor, continuing entity or transferee is a Person that is controlled by the Permitted Holders or (B) a transaction following which (i) in the case of a merger, amalgamation or consolidation transaction, holders of securities that represented 100% of the Voting Stock of Parent immediately prior to such transaction (or other securities into which such securities are converted as part of such merger, amalgamation or consolidation transaction) own directly or indirectly at least a majority of the voting power of the Voting Stock of the surviving or continuing Person in such merger, amalgamation or consolidation transaction immediately after such transaction and in substantially the same proportion as before the transaction and (ii) in the case of a sale of assets transaction, each transferee becomes an obligor in respect of the Parent Guaranty and a Subsidiary of the transferor of such assets; or

(5) the failure of Parent to beneficially own, directly or indirectly, 100% of the Voting Stock of the Company.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commodity Price Protection Agreement” means, with respect to any Person, any forward contract, commodity swap, commodity option or other similar agreement or arrangement entered into to protect such Person or its Subsidiaries against fluctuations in commodity prices.

“Consolidated Coverage Ratio” as of any date of determination means the ratio of (a) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination to (b) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1) if Parent or any Restricted Subsidiary has Incurred any Indebtedness since the beginning of such period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period;

(2) if Parent or any Restricted Subsidiary has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of such period or if any Indebtedness is to be repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness Incurred under any revolving credit facility unless such Indebtedness has been permanently repaid and has not been replaced) on the date of the transaction giving rise to the need to calculate the Consolidated Coverage Ratio, EBITDA and Consolidated Interest Expense for such period shall be calculated on a pro forma basis as if such discharge had occurred on the first day of such period and as if Parent or such Restricted Subsidiary has not earned the interest income actually earned during such period in respect of cash or Temporary Cash Investments used to repay, repurchase, defease or otherwise discharge such Indebtedness;

(3) if since the beginning of such period Parent or any Restricted Subsidiary shall have made any Asset Disposition, EBITDA for such period shall be reduced by an amount equal to EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of Parent or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to Parent and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent Parent and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(4) if since the beginning of such period Parent or any Restricted Subsidiary (by merger, amalgamation or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction requiring a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(5) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged or amalgamated with or into Parent or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (3) or (4) above if made by Parent or a Restricted Subsidiary during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of the Company. Any such pro forma calculations may include operating expense reductions (net of associated expenses) for such period resulting from the acquisition or other Investment which is being given pro forma effect that (a) would be permitted to be reflected on pro forma financial statements pursuant to Rule 11-02 of Regulation S-X under the Securities Act or (b) have been realized or for which substantially all the steps necessary for realization have been taken or, at the time of determination, are reasonably expected to be taken within 90 days immediately following any such acquisition or other Investment, including, but not limited to, the execution, termination, renegotiation or modification of any contracts, the termination of any personnel or the closing of any facility, as applicable, provided that, in any case, such adjustments shall be calculated on an annualized basis and such adjustments are set forth in an Officer’s Certificate signed by Parent’s chief financial officer and another Officer which states in detail (i) the amount of such adjustment or adjustments, (ii) that such adjustment or adjustments are based on the reasonable good faith beliefs of the Officers executing such Officers’ Certificate at the time of such execution and (iii) that such adjustment or adjustments and the plan or plans related thereto have been reviewed and approved by the Parent Board. Any such Officers’ Certificate will be provided to the Trustee if Parent Incurs any Indebtedness or takes any other action under the Indenture in reliance thereon. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

If any Indebtedness is incurred under a revolving credit facility and is being given pro forma effect, the interest on such Indebtedness shall be calculated based on the average daily balance of such Indebtedness for the four fiscal quarters subject to the pro forma calculation to the extent that such Indebtedness was incurred solely for working capital purposes.

“Consolidated Interest Expense” means, for any period, the total interest expense of Parent and its consolidated Restricted Subsidiaries, plus, to the extent not included in such total interest expense, and to the extent incurred by Parent or any Restricted Subsidiary, without duplication:

(1) interest expense attributable to Capital Lease Obligations;

(2) amortization of debt discount;

(3) capitalized interest;

(4) non-cash interest expense;

(5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(6) net payments pursuant to Hedging Obligations;

(7) dividends accrued in respect of all Preferred Stock of Parent that is Disqualified Stock and all Preferred Stock of any Restricted Subsidiary, in each case to the extent held by Persons other than Parent or a Wholly Owned Subsidiary (other than dividends payable solely in Capital Stock (other than Disqualified Stock)); provided, however, that such dividends will be multiplied by a fraction the numerator of which is one and the denominator of which is one minus the effective combined tax rate of the issuer of such Preferred Stock (expressed as a decimal) for such period (as estimated by the chief financial officer of Parent in good faith); and

(8) interest accruing on any Indebtedness of any other Person to the extent such Indebtedness is Guaranteed by (or secured by the assets of) Parent or any Restricted Subsidiary;

minus, to the extent included in such total interest expense, and to the extent incurred by Parent or any Restricted Subsidiary, (A) amortization or write off of debt issuance costs and deferred financing costs and (B) interest expense attributable to dividends in respect of all Preferred Stock of Parent that is not Disqualified Stock pursuant to Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”.

“Consolidated Net Income” means, for any period, the net income of Parent and its consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income:

(1) any net income of any Person (other than Parent) if such Person is not a Restricted Subsidiary, except that:

(A) subject to the exclusion contained in clause (4) below, Parent’s equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to Parent or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to a Restricted Subsidiary, to the limitations contained in clause (3) below); and

(B) Parent’s equity in a net loss of any such Person for such period shall be included in determining such Consolidated Net Income;

(2) any net income (or loss) of any Person acquired by Parent or a Subsidiary in a pooling of interests transaction (or any transaction accounted for in a manner similar to a pooling of interests) for any period prior to the date of such acquisition;

(3) any net income of any Restricted Subsidiary if such Restricted Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to Parent (but, in the case of any Foreign Subsidiary, only to the extent cash equal to such net income (or a portion thereof) for such period is not readily procurable to Parent from such Foreign Subsidiary pursuant to intercompany loans, repurchases of Capital Stock or otherwise), except that:

(A) subject to the exclusion contained in clause (4) below, Parent’s equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Restricted Subsidiary during such period to Parent or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution paid to another Restricted Subsidiary, to the limitation contained in this clause); and

(B) Parent’s equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income;

(4) any gain (or loss) realized upon the sale or other disposition of any assets of Parent, its consolidated Subsidiaries or any other Person (including pursuant to any sale-and-leaseback arrangement) which is not sold or otherwise disposed of in the ordinary course of business and any gain (or loss) realized upon the sale or other disposition of any Capital Stock of any Person;

(5) extraordinary gains or losses;

(6) the cumulative effect of a change in accounting principles;

(7) any non-recurring fees, charges or other expenses (including bonus and retention payments but excluding non-cash compensation charges) made or incurred in connection with the Acquisition or the financing thereof;

(8) Systems/Organizational Establishment Expenses; and

(9) interest expense attributable to dividends in respect of all Preferred Stock of Parent that is not Disqualified Stock pursuant to Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity”;

in each case, for such period. Notwithstanding the foregoing, for the purposes of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any repurchases, repayments or redemptions of Investments, proceeds realized on the sale of Investments or return of capital to Parent or a Restricted Subsidiary to the extent such repurchases, repayments, redemptions, proceeds or returns increase the amount of Restricted Payments permitted under such covenant pursuant to clause (a)(3)(D) thereof.

“Credit Agreement” means the Credit Agreement to be entered into on the Issue Date by and among Parent, the Company, Sensus Metering Systems (LuxCo 2) s.a.r.l., the lenders referred to therein, Credit Suisse First Boston, as Administrative Agent, European Administrative Agent, U.S. Collateral Agent and European Collateral Agent, and Goldman Sachs Credit Partners L.P., as Syndication Agent, together with the related documents thereto (including the term loan facilities and revolving loan facilities thereunder, any guarantees and security documents), as amended, extended, renewed, restated, replaced, supplemented or otherwise modified (in whole or in part, and without limitation as to amount, terms, conditions, covenants and other provisions) from time to time, and any agreement (and related document) governing Indebtedness Incurred to Refinance or otherwise replace, in whole or in part, the borrowings and commitments then outstanding or permitted to be outstanding under such Credit Agreement or a successor Credit Agreement.

“Currency Agreement” means, with respect to any Person, any foreign exchange contract, currency swap agreement, futures contract, options contract, synthetic cap or other similar agreement with respect to currency values designed to protect such Person or its Subsidiaries against fluctuations in currency exchanges.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Senior Indebtedness”, with respect to a Person; means:

(1) the Bank Indebtedness; and

(2) any other Senior Indebtedness of such Person which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by such Person in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the Indenture.

“Disqualified Stock” means, with respect to any Person, any Capital Stock which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event:

(1) matures or is mandatorily redeemable (other than redeemable only for Capital Stock of such Person which is not itself Disqualified Stock) pursuant to a sinking fund obligation or otherwise;

(2) is convertible or exchangeable at the option of the holder for Indebtedness or Disqualified Stock; or

(3) is mandatorily redeemable or must be purchased upon the occurrence of certain events or otherwise, in whole or in part;

in each case on or prior to the 91st day after the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to purchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if:

(1) the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the terms applicable to the Notes and described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” and “—Change of Control”; and

(2) any such requirement only becomes operative after compliance with such terms applicable to the Notes, including the purchase of any Notes tendered pursuant thereto.

The amount of any Disqualified Stock that does not have a fixed redemption, repayment or repurchase price will be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were redeemed, repaid or repurchased on any date on which the amount of such Disqualified Stock is to be determined pursuant to the Indenture; provided, however, that if such Disqualified Stock could not be required to be redeemed, repaid or repurchased at the time of such determination, the redemption, repayment or repurchase price will be the book value of such Disqualified Stock as reflected in the most recent financial statements of such Person.

“EBITDA” for any period means the sum of Consolidated Net Income, plus the following, without duplication, to the extent deducted in calculating such Consolidated Net Income:

(1) all income tax expense of Parent and its consolidated Restricted Subsidiaries;

(2) Consolidated Interest Expense;

(3) depreciation and amortization expense of Parent and its consolidated Restricted Subsidiaries (including any increased expense or depreciation or amortization charges resulting from purchase accounting adjustments or inventory write-ups with respect to acquisitions and amortization charges or write-off of deferred financing costs and debt issuance costs);

(4) all other non-cash charges of Parent and its consolidated Restricted Subsidiaries (minus, with respect to any such non-cash charge occurring after the Issue Date that was previously added in a prior period to Consolidated Net Income to calculate EBITDA and that represents an accrual of or reserve for cash expenditures in any future period, any payments made during such period);

(5) any non-capitalized costs incurred in connection with financings, acquisitions or dispositions (including financing and refinancing fees and any premium or penalty paid in connection with redeeming or retiring Indebtedness prior to its Stated Maturity thereof pursuant to the agreements governing such Indebtedness);

(6) any restructuring costs and other similar costs that are (A) added to net income to calculate “Adjusted EBITDA” as set forth in the Prospectus for the twelve-month period ended September 30, 2003 or set forth in the section of the Prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—After the Acquisition” with respect to the second half of fiscal 2004 and fiscal 2005 or (B) incurred in connection with acquisitions consummated after the Issue Date; and

(7) expenses attributable to Incentive Arrangements;

in each case for such period. Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization and non-cash charges of, a Restricted Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion, including by reason of minority interests) that the net income or loss of such Restricted Subsidiary was included in calculating

Consolidated Net Income and (x) only if a corresponding amount would be permitted at the date of determination to be dividended to Parent by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Restricted Subsidiary or its stockholders or (y) in the case of any Foreign Subsidiary, only if a corresponding amount of cash is readily procurable to Parent from such Foreign Subsidiary pursuant to intercompany loans, repurchases of Capital Stock or otherwise, provided that to the extent cash of such Foreign Subsidiary provided the basis for including the net income of such Foreign Subsidiary in Consolidated Net Income pursuant to clause (3) of the definition of “Consolidated Net Income,” such cash shall not be taken into account for the purposes of determining readily procurable cash under this clause (y).

“Equity Offering” means (i) an underwritten primary public offering of common stock of the Company or Parent pursuant to an effective registration statement under the Securities Act or (ii) any private placement of common stock of the Company or Parent to any Person other than issuances upon exercise of options by employees of Parent or any of the Restricted Subsidiaries.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“Fair Market Value” means, with respect to any property or asset, the price which could be negotiated in an arm’s-length, free market transaction for cash between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value will be determined in good faith by the Parent Board, whose determination will be conclusive.

“Foreign Subsidiary” means any Restricted Subsidiary of Parent that (x) is not organized under the laws of the United States of America or any State thereof or the District of Columbia or (y) is organized under the laws of the United States of America or any State thereof or the District of Columbia whose only assets, other than immaterial assets, consist of shares of Capital Stock of a Person described in clause (x) above.

“GAAP” means generally accepted accounting principles in the United States of America as in effect as of the Issue Date, including those set forth in:

(1) the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants;

(2) statements and pronouncements of the Financial Accounting Standards Board;

(3) such other statements by such other entity as approved by a significant segment of the accounting profession; and

(4) the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise); or

(2) entered into for the purpose of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means any of Parent and the Subsidiary Guarantors.

“Guaranty” means any of the Parent Guaranty and the Subsidiary Guarantees.

“Guaranty Agreement” means a supplemental indenture, in a form satisfactory to the Trustee, pursuant to which a Subsidiary Guarantor guarantees the Company’s obligations with respect to the Notes on the terms provided for in the Indenture.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Price Protection Agreement.

“Holder” or “Noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Incentive Arrangements” means any (i) earn-out agreements, (ii) stock appreciation rights, (iii)”phantom” stock plans, (iv) employment agreements, (v) non-competition agreements and (vi) incentive and bonus plans entered into by Parent or any Restricted Subsidiary for the benefit of, and in order to retain, executives, officers or employees of Persons or businesses in connection with the acquisition of the Capital Stock of such Persons or the acquisition of such businesses by Parent or such Restricted Subsidiary.

“Incur” means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Restricted Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. Solely for purposes of determining compliance with “—Certain Covenants—Limitation on Indebtedness”:

(1) amortization of debt discount or the accretion of principal with respect to a non-interest bearing or other discount security;

(2) the payment of regularly scheduled interest in the form of additional Indebtedness of the same instrument or the payment of regularly scheduled dividends on Capital Stock in the form of additional Capital Stock of the same class and with the same terms; and

(3) the obligation to pay a premium in respect of Indebtedness arising in connection with the issuance of a notice of redemption or making of a mandatory offer to purchase such Indebtedness will not be deemed to be the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1) the principal in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable, including, in each case, any premium on such indebtedness to the extent such premium has become due and payable;

(2) all Capital Lease Obligations of such Person;

(3) all obligations of such Person issued or assumed as the deferred purchase price of property, which purchase price is due more than 90 days after the purchase of such property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

(4) all obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1) through (3) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the tenth Business Day following payment on the letter of credit);

(5) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock of such Person or of any Preferred Stock of any Subsidiary of such Person or that are determined by the value of such Disqualified Stock or Preferred Stock, as applicable, the principal amount of such Disqualified Stock or Preferred Stock, as applicable, to be determined in accordance with the Indenture (but excluding, in each case, accrued dividends);

(6) all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee;

(7) all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets and the amount of the obligation so secured; and

(8) to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations of such Person (the amount of any such Obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Obligations that would be payable by such Person at any time).

Notwithstanding the foregoing, in connection with the purchase by Parent or any Restricted Subsidiary of any business, the term “Indebtedness” will exclude post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing (including pursuant to an earn-out agreement or any stock appreciation rights).

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all obligations as described above; provided, however, that in the case of Indebtedness sold at a discount, the amount of such Indebtedness at any time will be the accreted value thereof at such time.

“Independent Qualified Party” means an investment banking firm, accounting firm or appraisal firm of national standing; provided, however, that such firm is not an Affiliate of the Company.

“Interest Rate Agreement” means, with respect to any Person, any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement with respect to exposure of such Person or its Subsidiaries to interest rates.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition for value of Capital Stock, Indebtedness or other similar instruments issued by such Person. If Parent or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by Parent or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by Parent or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by Parent or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary”, the definition of “Restricted Payment” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1) “Investment” shall include the portion (proportionate to Parent’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, Parent shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) Parent’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to Parent’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

“Issue Date” means December 17, 2003.

“Legal Holiday” means a Saturday, a Sunday or a day on which banking institutions are not required to be open in the State of New York.

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Available Cash” from an Asset Disposition means cash payments received therefrom (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise and proceeds from the sale or other disposition of any securities received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other non-cash form), in each case net of:

(1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition;

(2) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition;

(3) all distributions and other payments required to be made to minority interest holders in Restricted Subsidiaries as a result of such Asset Disposition;

(4) the deduction of appropriate amounts provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the property or other assets disposed in such Asset Disposition and retained by Parent or any Restricted Subsidiary after such Asset Disposition; and

(5) any portion of the purchase price from an Asset Disposition placed in escrow, whether as a reserve for adjustment of the purchase price, for satisfaction of indemnities in respect of such Asset Disposition or otherwise in connection with that Asset Disposition; provided, however, that upon the termination of that escrow, Net Available Cash will be increased by any portion of funds in the escrow that are released to the Company or any Restricted Subsidiary.

“Net Cash Proceeds”, with respect to any issuance or sale of Capital Stock or Indebtedness, means the cash proceeds of such issuance or sale net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Obligations” means, with respect to any Indebtedness, all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, and other amounts payable pursuant to the documentation governing such Indebtedness.

“Prospectus” means the final Prospectus dated as of December 11, 2003, used in connection with the offering of the Notes.

“Officer” means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of Parent.

“Officers’ Certificate” means a certificate signed by two Officers.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to Parent or the Trustee.

“Parent” means Sensus Metering Systems (Bermuda 2) Ltd., a company organized under the laws of Bermuda, and its successors.

“Parent Board” means the Board of Directors of the Parent or any committee thereof duly authorized to act on behalf of such Board.

“Parent Guaranty” means the Guarantee by Parent of the Company’s obligations with respect to the Notes.

“Permitted Acquisition Payments” means, without duplication, the following payments and distributions: (i) payments to Invensys plc and certain of its Subsidiaries on the Issue Date in connection with the Acquisition, (ii) payments to Invensys plc and certain of its Subsidiaries relating to any purchase price adjustment in connection with the Acquisition, provided such payments are on the terms and conditions set forth in the definitive documentation for the Acquisition as in effect on the Issue Date and (iii) the payment of transaction fees and expenses relating to the Acquisition not in excess of $35.0 million in the aggregate.

“Permitted Holders” means the Resolute Fund L.P., GS Capital Partners 2000, L.P. and their respective Affiliates. Except for a Permitted Holder specifically identified by name, in determining whether Voting Stock is owned by a Permitted Holder, only Voting Stock acquired by a Permitted Holder in its described capacity will be treated as “beneficially owned” by such Permitted Holder.

“Permitted Investment” means an Investment by Parent or any Restricted Subsidiary in:

(1) Parent, a Restricted Subsidiary or a Person that will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;

(2) another Person if, as a result of such Investment, such other Person is merged, amalgamated or consolidated with or into, or transfers or conveys all or substantially all its assets to, Parent or a Restricted Subsidiary; provided, however, that such Person’s primary business is a Related Business;

(3) cash and Temporary Cash Investments;

(4) receivables owing to Parent or any Restricted Subsidiary if created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as Parent or any such Restricted Subsidiary deems reasonable under the circumstances;

(5) payroll, travel, commission and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6) loans or advances to employees made in the ordinary course of business consistent with past practices of Parent or such Restricted Subsidiary;

(7) prepayments and credits or advances to customers or suppliers in the ordinary course of business;

(8) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to Parent or any Restricted Subsidiary or in satisfaction of judgments;

(9) any Person to the extent such Investment represents the non-cash portion of the consideration received for (A) an Asset Disposition as permitted pursuant to the covenant described under “—Certain Covenants—Limitation on Sales of Assets and Subsidiary Stock” or (B) a disposition of assets not constituting an Asset Disposition;

(10) any Person where such Investment was acquired by Parent or any of the Restricted Subsidiaries (A) in exchange for any other Investment or accounts receivable held by Parent or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (B) as a result of a foreclosure by Parent or any of the Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(11) any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and other similar deposits made in the ordinary course of business by Parent or any Restricted Subsidiary;

(12) any Person to the extent such Investments consist of Hedging Obligations otherwise permitted under the covenant described under “—Certain Covenants—Limitation on Indebtedness”;

(13) any Person to the extent such Investment existed on the Issue Date, and any extension, modification or renewal of any such Investments existing on the Issue Date, but only to the extent not involving additional advances, contributions or other Investments of cash or other assets or other increases thereof (other than as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities, in each case, pursuant to the terms of such Investment as in effect on the Issue Date);

(14) any Investment by Parent or a Restricted Subsidiary in a Receivables Subsidiary, or any Investment by a Receivables Subsidiary in another Person, in each case in connection with a Qualified Receivables Transaction; provided, however, that such Investment is in the form of a purchase money note, equity or residual interest or limited liability company interest; and

(15) Persons to the extent such Investments, when taken together with all other Investments made pursuant to this clause (15) outstanding on the date such Investment is made, do not exceed the greater of (A) $25.0 million and (B) 3% of consolidated Total Assets of Parent and the Restricted Subsidiaries.

“Person” means any individual, corporation, partnership, company, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any Person, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over shares of Capital Stock of any other class of such Person.

“principal” of a Note means the principal of the Note plus the premium, if any, payable on the Note which is due or overdue or is to become due at the relevant time.

“Qualified Receivables Transaction” means any transaction or series of transactions entered into by Parent or any Restricted Subsidiary pursuant to which Parent or any Restricted Subsidiary sells, conveys or otherwise transfers to (i) a Receivables Subsidiary (in the case of a transfer by Parent or any Restricted Subsidiary) and (ii) any other Person (in the case of a transfer by a Receivables Subsidiary), or grants a security interest in, any accounts receivable (whether now existing or arising in the future) of Parent or any Restricted Subsidiary, and any assets related thereto, including all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets (including contract rights) which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable.

“Rating Agency” means Standard & Poor’s and Moody’s or if Standard & Poor’s or Moody’s or both shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Company (as certified by a resolution of the Parent Board) which shall be substituted for Standard & Poor’s or Moody’s or both, as the case may be.

“Receivables Subsidiary” means a Subsidiary of Parent which engages in no activities other than in connection with the financing of accounts receivable or related assets (including contract rights) and which is designated by the Parent Board (as provided below) as a Receivables Subsidiary (a) no portion of the Indebtedness or any other Obligations (contingent or otherwise) of which (i) is Guaranteed by Parent or any Restricted Subsidiary (but excluding customary representations, warranties, covenants and indemnities entered into in connection with a Qualified Receivables Transaction), (ii) is recourse to or obligates Parent or any Restricted Subsidiary in any way other than pursuant to customary representations, warranties, covenants and indemnities entered into in connection with a Qualified Receivables Transaction or (iii) subjects any property or asset (including contract rights) of Parent or any Restricted Subsidiary (other than accounts receivable and related assets as provided in the definition of “Qualified Receivables Transaction”), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to customary representations, warranties, covenants and indemnities entered into in connection with a Qualified Receivables Transaction, (b) with which neither Parent nor any Restricted Subsidiary has any material contract, agreement, arrangement or understanding other than on terms no less favorable to Parent or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of Parent, other than customary fees payable in connection with servicing accounts receivable and (c) with which neither Parent nor any Restricted Subsidiary has any obligation to maintain or preserve such Subsidiary’s financial condition or cause such Subsidiary to achieve certain levels of operating results. Any such designation by the Parent Board will be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Parent Board giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of Parent or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1) such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(2) such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced;

(3) such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; and

(4) if the Indebtedness being Refinanced is subordinated in right of payment to the Notes or a Guaranty, such Refinancing Indebtedness is subordinated in right of payment to the Notes or such Guaranty at least to the same extent as the Indebtedness being Refinanced;

provided further, however, that Refinancing Indebtedness shall not include (A) Indebtedness of a Subsidiary of Parent that Refinances Indebtedness of Parent or Indebtedness of a Subsidiary of the Company that Refinances Indebtedness of the Company or (B) Indebtedness of Parent or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Registration Rights Agreement” means the Registration Rights Agreement dated as of the Issue Date among Parent, the Company, the Subsidiary Guarantors, Credit Suisse First Boston LLC and Goldman, Sachs & Co.

“Related Business” means any business in which Parent or any of the Restricted Subsidiaries was engaged on the Issue Date and any business similar, related, ancillary or complementary to such business.

“Representative” means, with respect to a Person, any trustee, agent or representative (if any) for an issue of Senior Indebtedness of such Person.

“Restricted Payment” with respect to any Person means:

(1) the declaration or payment of any dividends or any other distributions of any sort in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving such Person) or similar payment to the direct or indirect holders of its Capital Stock (other than (A) dividends or distributions payable solely in its Capital Stock (other than Disqualified Stock), (B) dividends or distributions payable solely to Parent or a Restricted Subsidiary and (C) pro rata dividends or other distributions made by a Subsidiary that is not a Wholly Owned Subsidiary to minority stockholders (or owners of an equivalent interest in the case of a Subsidiary that is an entity other than a corporation));

(2) the purchase, redemption or other acquisition or retirement for value of any Capital Stock of Parent held by any Person (other than by a Restricted Subsidiary) or of any Capital Stock of a Restricted Subsidiary held by any Affiliate of Parent (other than by a Restricted Subsidiary), including in connection with any merger, amalgamation or consolidation and including the exercise of any option to exchange any Capital Stock (other than into Capital Stock of Parent that is not Disqualified Stock);

(3) the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment of any Subordinated Obligations of Parent or any Subsidiary Guarantor (other than (A) from Parent or a Restricted Subsidiary or (B) the purchase, repurchase, redemption, defeasance or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such purchase, repurchase, redemption, defeasance or other acquisition); or

(4) the making of any Investment (other than a Permitted Investment) in any Person.

“Restricted Subsidiary” means any Subsidiary of Parent, including the Company, that is not an Unrestricted Subsidiary.

“Restricted U.S. Subsidiary” means each Restricted Subsidiary of Parent, other than the Company, that is organized under the laws of the United States of America or any State thereof or the District of Columbia.

“Revolving Credit Facility” means each of the revolving credit facilities contained in the Credit Agreement and any other facility or financing arrangement that Refinances, in whole or in part, any such revolving credit facility.

“Revolving Credit Facility Borrower” means any Person that is a borrower under any Revolving Credit Facility, other than the Company or any Guarantor.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of Parent, the Company or a Subsidiary Guarantor secured by a Lien.

“Securities Act” means the U.S. Securities Act of 1933.

“Senior Indebtedness” means with respect to any Person:

(1) Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2) all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other obligations are subordinate or pari passu in right of payment to the Notes or the Subsidiary Guaranty of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1) any obligation of such Person to Parent or any Subsidiary;

(2) any liability for Federal, state, local or other taxes owed or owing by such Person;

(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities);

(4) any Indebtedness or other Obligation of such Person which is subordinate or junior in any respect to any other Indebtedness or other Obligation of such Person; or

(5) that portion of any Indebtedness which at the time of Incurrence is Incurred in violation of the Indenture.

“Senior Subordinated Indebtedness” means, with respect to a Person, the Notes (in the case of the Company), the Parent Guaranty (in the case of Parent), the Subsidiary Guaranty (in the case of a Subsidiary Guarantor) and any other Indebtedness of such Person that specifically provides that such Indebtedness is to rank pari passu with the Notes or such Guaranty, as the case may be, in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of such Person which is not Senior Indebtedness of such Person.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of Parent within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Standard & Poor’s” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Obligation” means, with respect to a Person, any Indebtedness of such Person (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes, the Parent Guaranty or a Subsidiary Guaranty of such Person, as the case may be, pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, company, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1) such Person;

(2) such Person and one or more Subsidiaries of such Person; or

(3) one or more Subsidiaries of such Person.

“Subsidiary Guarantor” means each Subsidiary of the Company that executes the Indenture as a guarantor on the Issue Date and each other Subsidiary of Parent that thereafter guarantees the Notes pursuant to the terms of the Indenture.

“Subsidiary Guaranty” means a Guarantee by a Subsidiary Guarantor of the Company’s obligations with respect to the Notes.

“Systems/Organizational Establishment Expenses” means the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by Parent and the Restricted Subsidiaries in establishing financial, information technology and other similar systems of Parent and the Restricted Subsidiaries, including costs of the transition and integration of any such systems acquired in the Acquisition, as a direct result of the establishment of the business acquired in the Acquisition as a standalone business following the Acquisition.

“Temporary Cash Investments” means any of the following:

(1) any investment in direct obligations of the United States of America or any agency thereof or obligations guaranteed by the United States of America or any agency thereof;

(2) investments in demand and time deposit accounts, certificates of deposit and money market deposits maturing within 270 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any State thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $50.0 million (or the foreign currency equivalent thereof) and has outstanding debt which is rated “A” (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

(3) repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank meeting the qualifications described in clause (2) above;

(4) investments in commercial paper, maturing not more than 270 days after the date of acquisition, issued by a corporation (other than an Affiliate of Parent) organized and in existence under the laws of the United States of America or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of “P-1” (or higher) according to Moody’s or “A-1” (or higher) according to Standard and Poor’s;

(5) investments in securities with maturities of one year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least “A” by Standard & Poor’s or “A” by Moody’s;

(6) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (1) through (5) above; and

(7) solely in respect of the ordinary course cash management activities of the Foreign Subsidiaries, equivalents of the investments described in clause (1) above to the extent guaranteed by any member state of the European Union or the country in which the Foreign Subsidiary operates and equivalents of the investments described in clause (2) above issued, accepted or offered by (a) the local office of any commercial bank meeting the requirements of clause (4) above in the jurisdiction of organization of the applicable Foreign Subsidiary or (b) the local office of any commercial bank organized under the laws of the jurisdiction of organization of the applicable Foreign Subsidiary which commercial bank (1) has combined capital and surplus and undivided profits of not less than $250.0 million and (2) a long-term rating for Dollar-denominated obligations of “A-1” (or higher) according to Standard & Poor’s or “P-1” (or higher) according to Moody’s.

“Term Loan Borrower” means any Person that is a borrower under any Term Loan Facility, other than the Company or any Guarantor.

“Term Loan Facility” means each of the term loan facilities contained in the Credit Agreement and any other facility or financing arrangement that Refinances in whole or in part any such term loan facility.

“Total Assets” with respect to any Person, means the total assets of such Person, determined in accordance with GAAP, as set forth on such Person’s most recent balance sheet as of a date not earlier than 30 days prior to the time such determination is being made.

“Trustee” means U.S. Bank National Association until a successor replaces it and, thereafter, means the successor.

“Trust Indenture Act” means the U.S. Trust Indenture Act of 1939 (15 U.S.C. $$ 77aaa-77bbbb) as in effect on the Issue Date.

“Trust Officer” means the Chairman of the Board, the President or any other officer or assistant officer of the Trustee assigned by the Trustee to administer its corporate trust matters.

“Unrestricted Subsidiary” means:

(1) any Subsidiary of Parent, other than the Company, that at the time of determination shall be designated an Unrestricted Subsidiary by the Parent Board in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Parent Board may designate any Subsidiary of Parent (including any newly acquired or newly formed Subsidiary, but excluding the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or holds any Lien on any property of, Parent or any other Subsidiary of Parent that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments”.

The Parent Board may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (A) the Company could Incur $1.00 of additional Indebtedness under paragraph (a) of the covenant described under “—Certain Covenants—Limitation on Indebtedness” and (B) no Default shall have occurred and be continuing. Any such designation by the Parent Board shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Parent Board giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in The Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date that is two Business Days prior to such determination.

Except as described under “—Certain Covenants—Limitation on Indebtedness”, whenever it is necessary to determine whether Parent or any Restricted Subsidiary has complied with any covenant in the Indenture or a Default has occurred and an amount is expressed in a currency other than U.S. dollars, such amount will be treated as the U.S. Dollar Equivalent determined as of the date such amount is initially determined in such currency.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable at the issuer’s option.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Subsidiary” means a Restricted Subsidiary all the Capital Stock of which (other than directors’ qualifying shares) is owned by Parent or one or more other Wholly Owned Subsidiaries.

BOOK-ENTRY; DELIVERY AND FORM

The notes are currently represented by one or more fully registered global notes without interest coupons. The notes were deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant as described below.

Except as described below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for Notes in certificated form except in limited circumstances. See “—Certificated Securities” for more information about the circumstances in which certificated notes may be issued.

Transfers of beneficial interests in the global notes are subject to the applicable rules and procedures of DTC and its direct or indirect participants, which may change.

The notes may be presented for registration of transfer and exchange at the offices of the Registrar.

The Global Notes

We expect that pursuant to procedures established by DTC (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium (if any), interest (including Additional Interest) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, interest (including Additional Interest) on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor we will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated Securities shall be issued in exchange for beneficial interests in the Global Notes (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by us within 90 days.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain material U.S. federal income tax aspects of the ownership and disposition of the notes by persons who are beneficial owners of the notes and who hold the notes as capital assets within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, amended (the “Code”). This discussion is a summary for general information only and does not consider all aspects of U.S. federal income taxation that may be relevant to the ownership and disposition of the notes by a prospective investor in light of its personal circumstances. This discussion does not address the U.S. federal income tax consequences to investors subject to special treatment under the federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, banks, thrifts, partnerships or other pass-through entities, regulated investment companies, insurance companies, persons that hold the notes as part of a “straddle,” as part of a “hedge” against currency risk, or as part of a “conversion transaction” or U.S. persons that have a “functional currency” other than the U.S. dollar. In addition, this discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction or, except to a limited extent under the caption “Non-U.S. Holders,” any possible applicability of U.S. federal gift or estate tax.

This summary is based upon current provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

Persons considering the purchase of notes should consult their own tax advisors concerning the application of U.S. federal income tax laws, as well as the law of any state, local or foreign taxing jurisdiction, to their particular situations.

Redemption Premium. We may be required to pay a premium if we exercise our option to redeem the notes early (as described above in “Description of the Notes—Optional Redemption”) or if we are required to redeem the notes upon a change of control (as described above in “Description of the Notes—Change of Control”). Because the exercise of our early redemption option at a premium would increase the yield on the notes, under applicable Treasury regulations we will be deemed as of the issue date of the notes to not exercise this option. Consequently, any redemption premium that is paid to a holder of notes will be includible in gross income at the time such premium is paid or accrues in accordance with such holder’s regular method of tax accounting. In addition, we intend to take the position under applicable Treasury regulations that the likelihood of the payment of a redemption premium upon a change of control was remote as of the time of issue of the notes. If this position is respected, any redemption premium that is paid to a holder upon a change of control will be includible in gross income at the time such premium is paid or accrues in accordance with such holder’s regular method of tax accounting. Our determination that the likelihood of a change of control triggering a redemption of the notes is a remote contingency is binding on a holder unless such holder discloses in the proper manner to the Internal Revenue Service (the “IRS”) that it is taking a different position. Although we believe that our treatment of the redemption premium described in this paragraph is proper under the applicable Treasury regulations, it is possible that the IRS might contend that redemption premium should be accrued by holders as original issue discount (“OID”) under the rules applicable to “contingent payment debt instruments.” If the notes were treated as contingent payment debt instruments, the tax consequences could differ materially and adversely from those described in this paragraph and below. If the notes were treated as contingent payment debt instruments, any gain recognized on the sale or other disposition of a note would be treated as ordinary income rather than capital gain, and the timing and amounts of income inclusions might differ from the consequences described below. The remainder of this disclosure assumes that the notes will not be treated as contingent payment debt instruments.

U.S. Holders

For purposes of the following discussion, a U.S. Holder is a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or resident of the United States, including an alien resident who is a lawful permanent resident of the United States or meets the “substantial presence” test under Section 7701(b) of the Code;

•	a corporation, or entity treated as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if (i) a U.S. court is able to exercise primary supervision over administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) if the trust has made a valid election to be treated as a U.S. person.

If a partnership holds notes, the tax treatment of a partner generally will depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding notes, you should consult your own tax advisor.

Stated Interest. The tax treatment of interest paid on a note depends on whether the interest is “qualified stated interest”. Qualified stated interest is any interest on a debt security having a maturity of more than one year from its issue date that is unconditionally payable at least annually over the entire term of the note at a single fixed rate. For these purposes, the stated interest on a note will constitute qualified stated interest. Qualified stated interest on a note will be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with such holder’s regular method of accounting for U.S. federal income tax purposes.

Market Discount. If a U.S. Holder acquires a note (other than a U.S. Holder who is treated as having acquired such note at its original issuance at a price equal to the issue price of such note) for a price that is less than the remaining stated redemption price at maturity (i.e., the sum of all remaining payments scheduled to be made on such note other than payments of qualified stated interest), the difference is treated as “market discount” for U.S. federal income tax purposes unless such difference is less than a de minimis amount (0.25% of the product of the remaining stated redemption price at maturity and the number of complete years to maturity from the date of acquisition of the note).

Under the market discount rules of the Code, a U.S. Holder is required to treat any payment (other than a payment of qualified stated interest) on, or any gain on the sale, exchange, retirement, redemption or other disposition of, a note as ordinary income to the extent of the market discount that has not previously been included in income. Special rules apply to the transfer or exchange of debt instruments with market discount in nonrecognition transactions.

In general, market discount accrues on a ratable basis. A U.S. Holder may, however, elect to determine the accrual of market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable. With respect to notes with market discount, the ability of a U.S. Holder to deduct immediately the interest expense on any indebtedness incurred or continued to purchase or carry such notes may be limited. A U.S. Holder may elect to include market discount in income currently as it accrues, in which case the interest deferral rule just described does not apply. This election applies to all debt instruments acquired by the U.S. Holder on or after the first day of the first taxable year to which the election applies and is irrevocable without the consent of the Service. A U.S. Holder’s tax basis in a note is increased by the amount of market discount included in such U.S. Holder’s income under this election.

Premium. A U.S. Holder purchases a note at a “premium” if such holder’s adjusted tax basis in the note immediately after purchase exceeds the remaining stated redemption price at maturity of the note. U.S. Holders may elect to amortize premium under a constant yield method as an offset to qualified stated interest income.

Although premium generally is amortized over the remaining term of a debt instrument, special rules apply to debt instruments like the notes which may be redeemed prior to their stated maturity. A U.S. Holder who elects to amortize premium must reduce such holder’s tax basis in the note by the amount of the premium used to offset qualified state interest income as described above. If this election is made with respect to any note, it also will apply to all debt instruments held by the U.S. Holder at the beginning of the first taxable year to which the election applies and to all debt instruments subsequently acquired by the U.S. Holder, and will be binding for all subsequent taxable years unless the election is revoked with the consent of the Service.

U.S. Holders should consult their tax advisors regarding the potential application of the rules regarding market discount and premium to their particular situations.

Sale, Exchange or Redemption of the Notes. Unless a non-recognition provision applies, upon the disposition of a note by sale, exchange (other than pursuant to the Exchange Offer discussed below) or redemption, a U.S. Holder will recognize gain or loss equal to the difference between (i) the amount realized on the disposition (other than amounts attributable to accrued interest not yet taken into income, which will be treated as interest income as described above) and (ii) the U.S. Holder’s adjusted tax basis in the notes. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the notes (net of accrued interest) decreased by any payments on the notes (other than payments of stated interest).

Gain or loss from the disposition of a note will constitute capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the note for longer than one year. You should consult your own tax advisor regarding the treatment of capital gains (which may be taxed at lower rates than ordinary income if you are not a corporation) and losses (the deductibility of which is subject to limitation).

Backup Withholding and Information Reporting. A U.S. Holder of a note may be subject, under certain circumstances, to backup withholding at a rate of 28% (which rate is scheduled to be increased to 31% for 2011 and thereafter) with respect to payments of interest on, and gross proceeds from a sale or other disposition of, a note. These backup withholding rules apply if the U.S. Holder, among other things:

•	fails to furnish a social security number (“SSN”) or other taxpayer identification number (“TIN”), certified under penalties of perjury within a reasonable time after the request therefor;

•	furnishes an incorrect SSN or TIN;

•	fails to properly report interest; or

•	under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the SSN or TIN furnished is the correct number and that such U.S. Holder is not subject to backup withholding.

A U.S. Holder of a note who does not provide his, her or its correct SSN or TIN may be subject to penalties imposed by the IRS. Backup withholding is not an additional tax. Any amount paid as backup withholding is creditable against the U.S. Holder’s U.S. federal income tax liability, provided the requisite information is provided to the IRS. Certain persons are exempt from backup withholding, including corporations and tax-exempt entities, provided their exemption from backup withholding is properly established. U.S. Holders of notes should consult their tax advisors as to their qualifications for exemption from withholding and the procedure for obtaining such exemption.

We will report to the holder of a note and the IRS the amount of any “reportable payments” made by us to such holder and any amount withheld with respect to the notes during the calendar year.

Non-U.S. Holders

The following discussion is limited to the U.S. federal income and estate tax consequences to a holder of a note that is an individual, corporation or other entity treated as a corporation for U.S. federal income tax purposes, estate or trust that is not a U.S. Holder (a “Non-U.S. Holder”). For purposes of the following discussion, interest and gain on the sale, exchange or other disposition of a note will be considered to be “U.S. trade or business income” if such income or gain is:

•	effectively connected with the conduct of a U.S. trade or business or

•	in the case of a treaty resident who qualifies for benefits under a treaty with a “permanent establishment clause”, attributable to a U.S. permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Stated Interest. Generally, interest paid to a Non-U.S. Holder of a note will not be subject to U.S. federal income or withholding tax if such interest is not U.S. trade or business income and is “portfolio interest.” Interest on the notes will qualify as portfolio interest if certain conditions with respect to the notes are satisfied and if the Non-U.S. Holder:

•	does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock within the meaning of Section 871(h)(3) of the Code and the regulations thereunder;

•	is not a controlled foreign corporation with respect to which we are a “related person” within the meaning of the Code;

•	is not a bank which acquired the note in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business; and

•	either (A) provides to us or our paying agent its name and address on an IRS Form W-8BEN and certifies, under penalties of perjury, that such holder is not a U.S. person, or (B) holds notes through certain foreign intermediaries and satisfies the certification requirements of applicable Treasury regulations.

The gross amount of payments of interest that do not qualify for the portfolio interest exception and that are not U.S. trade or business income will be subject to U.S. withholding tax at a rate of 30% unless a treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed at regular graduated U.S. rates and will not be subject to U.S. federal withholding tax at the 30% gross rate if the Non-U.S. Holder certifies on IRS Form W-8ECI that such holder is exempt from withholding tax because the interest income on the notes is effectively connected with the conduct of such holder’s trade or business in the United States. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation may, under specific circumstances, be subject to an additional “branch profits tax.” To claim an exemption from withholding, or to claim the benefits of a treaty, a Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. These forms must be periodically updated. A Non-U.S. Holder who is claiming the benefits of a treaty may be required, in certain instances, to obtain a TIN and to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Also, special procedures are provided under applicable regulations for payments through qualified intermediaries and payments to partnerships, estates and trusts. You should consult your tax advisor regarding the application of the U.S. federal withholding tax rules to your particular circumstances.

Sale, Exchange or Redemption of the Notes. Except as described below and subject to the discussion concerning backup withholding, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a note will not be subject to U.S. federal income tax, unless:

•	such gain is U.S. trade or business income;

•	subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition; or

•	the Non-U.S. Holder is subject to tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates.

Federal Estate Tax. A note held (or treated as held) by an individual who is a Non-U.S. Holder at the time of his death will not be subject to U.S. federal estate tax, provided the interest on the notes is exempt from withholding of U.S. federal income tax under the portfolio interest exemption described above (without regard to the certification requirement) and income on such note was not U.S. trade or business income. If you are an individual, you should consult with your tax advisor regarding the possible application of the U.S. federal estate tax to your particular circumstances.

Information Reporting and Backup Withholding. We must report annually to the IRS and to each Non-U.S. Holder any interest that is paid to the Non-U.S. Holder. Copies of these information returns also may be made available under the provisions of a specific treaty or other agreement to the tax authorities of the country in which the Non-U.S. Holder resides.

Treasury regulations provide that the backup withholding tax at a rate of 28% (which rate is scheduled to be increased to 31% for 2011 and thereafter) and certain information reporting will not apply to such payments of interest with respect to which either the requisite certification, as described above, has been received or an exemption otherwise has been established, provided that neither we nor our paying agent have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of a note to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a note to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a U.S. related person). In the case of the payment of the proceeds from the disposition of a note to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge or reason to know to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the Non-U.S. Holder’s U.S. federal income tax liability, provided that the required information is provided to the IRS.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

PLAN OF DISTRIBUTION

This prospectus is to be used by Goldman, Sachs & Co. in connection with offers and sales related to market-making transactions in the notes. Goldman, Sachs & Co. may act as principal or agent in such transactions. Such sales will be made at prices relating to prevailing market prices at the time of sale. Goldman, Sachs & Co. has no obligation to make a market in the notes, and may discontinue its market-making activities at any time without notice, at its sole discretion.

As of July 2, 2005, GS Capital Partners 2000, L.P., an affiliate of Goldman, Sachs & Co., held, together with its affiliates, an approximate 32.1% voting equity interest, in the aggregate, on a fully diluted basis, in Holdings, our ultimate parent. Certain of our directors are employees of Goldman, Sachs & Co. Goldman, Sachs & Co. acted as an initial purchaser in connection with the original offering of the old notes. See “The Acquisition,” “Management,” “Security Ownership of Certain Beneficial Owners” and “Certain Relationships and Related Transactions” for a description of certain relationships between us and Goldman, Sachs & Co. and its affiliates.

We will receive no portion of the proceeds of the sales of the notes and will bear the expenses incident to the registration thereof. We have agreed to indemnify Goldman, Sachs & Co. against certain liabilities, including civil liabilities under the Securities Act or to contribute to payments Goldman, Sachs & Co. may be required to make in respect thereof.

LEGAL MATTERS

The validity of the notes and the guarantees has been passed upon for us by Mayer, Brown, Rowe & Maw LLP, New York, New York, and as to certain matters of Bermuda law relating to the validity of the guarantees, by Conyers Dill & Pearman, Hamilton, Bermuda.

EXPERTS

The consolidated financial statements of Sensus Metering Systems (Bermuda 2) Ltd. at March 31, 2005 and 2004, and for the year ended March 31, 2005, the period from Inception (December 18, 2003) through March 31, 2004 and of its Predecessor for the period April 1, 2003 through December 17, 2003, and the year ended March 31, 2003, appearing in this prospectus and registration statement, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement on Form S-1 (Reg. No. 333-118053) with respect to the securities we are offering. This prospectus does not contain all the information contained in the registration statement, including its exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about us and the securities we are offering. Statements we make in this prospectus about certain contracts or other documents are not necessarily complete. When we make such statements, we refer you to the copies of the contracts or documents that are filed as exhibits to the registration statement because those statements are qualified in all respects by reference to those exhibits. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

Under the terms of the indenture that governs the outstanding notes, we have agreed that, whether or not required by the rules and regulations of the SEC, so long as any notes are outstanding, we will furnish to the trustee and the holders of the notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, if we were required to file such Forms and (ii) all current reports that would be required to be filed with the SEC on Form 8-K if we were required to file such reports. In addition, whether or not required by the rules and regulations of the SEC, we will file a copy of all such information and reports with the SEC for public availability (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request. In addition, we have agreed that, for so long as any notes remain outstanding, we will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d) (4) under the Securities Act.

You may read and copy any document we file with the SEC at the SEC’s public reference room at the following address:

Public Reference Room

450 Fifth Street, N.W.

Room 1024

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference rooms. Our SEC filings are also available at the SEC’s web site at http://www.sec.gov.

SERVICE OF PROCESS AND ENFORCEMENT OF LIABILITIES

Parent is a Bermuda exempted company. Certain of its directors and officers may not be residents of the United States, and a substantial portion of its assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on those persons in the United States or to enforce in the United States judgments obtained in U.S. courts against Parent or those persons based on the civil liability provisions of the U.S. securities laws. However, Parent will irrevocably agree (i) that it may be served with process with respect to actions based on offers and sales of securities made in the United States and other violations of U.S. securities laws by having its Chief Executive Officer (from time to time) located at 8601 Six Forks Road, Suite 300, Raleigh, NC 27615, be its United States agent appointed for that purpose and (ii) that service of process upon such agent and written notice of said service of process to the Parent mailed or delivered to its secretary at its registered office at 2 Church Street, Hamilton HM 11, Bermuda, shall be deemed in every respect effective service of process upon the Parent with respect to such actions. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions (including the United States) against Parent or its directors or officers under the securities laws of those jurisdictions or entertain actions in Bermuda against Parent or its directors or officers under the securities laws of other jurisdictions.

Sensus Metering Systems (Bermuda 2) Ltd.

Index to Consolidated Financial Statements

Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of March 31, 2005 and March 31, 2004	F-3

Consolidated Statements of Operations for the year ended March 31, 2005 and for the period from Inception (December 18, 2003) to March 31, 2004 and of the Predecessor for the period from April 1, 2003 to December 17, 2003 and for the year ended March 31, 2003

F-4

Consolidated Statements of Stockholder’s Equity for the year ended March 31, 2005 and for the period from Inception (December 18, 2003) to March 31, 2004 and of the Predecessor for the period from April 1, 2003 to December 17, 2003 and for the year ended March 31, 2003

F-5

Consolidated Statements of Cash Flows for the year ended March 31, 2005 and for the period from Inception (December 18, 2003) to March 31, 2004 and of the Predecessor for the period from April 1, 2003 to December 17, 2003 and for the year ended March 31, 2003

F-6

Notes to Consolidated Financial Statements	F-7

Unaudited Consolidated Financial Statements

ConsolidatedBalance Sheets as of July 2, 2004 and March 31, 2005	F-46

ConsolidatedStatements of Operations for the fiscal quarters ended July 2, 2005 and July 3, 2004	F-47

ConsolidatedStatements of Cash Flows for the fiscal quarters ended July 2, 2005 and July 3, 2004	F-48

Notesto Unaudited Consolidated Financial Statements	F-49

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholder of

Sensus Metering Systems (Bermuda 2) Ltd.

We have audited the accompanying consolidated balance sheets of Sensus Metering Systems (Bermuda 2) Ltd. as of March 31, 2005 and 2004, and the related consolidated statements of operations, stockholder’s equity, and cash flows for the year ended March 31, 2005 and the period from inception (December 18, 2003) through March 31, 2004 and of its Predecessor for the period from April 1, 2003 through December 17, 2003 and the year ended March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sensus Metering Systems (Bermuda 2) Ltd. at March 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for the year ended March 31, 2005 and the period from inception (December 18, 2003) through March 31, 2004 and of its Predecessor for the period from April 1, 2003 through December 17, 2003 and the year ended March 31, 2003, in conformity with U.S. generally accepted accounting principles.

/s/    ERNST & YOUNG LLP

Richmond, Virginia

June 10, 2005

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED BALANCE SHEETS

($ in millions, except $ per share and share data)

	March 31, 2005	March 31, 2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$54.9	$48.5
Accounts receivable:
Trade, net of allowance for doubtful accounts of $1.7 and $1.3 at March 31, 2005 and March 31, 2004, respectively	90.4	82.5
Other	2.6	2.4
Inventories, net	49.2	46.5
Prepayments and other current assets	8.2	8.3
Deferred income taxes	5.5	5.6

Total current assets	210.8	193.8

Property, plant and equipment, net	120.2	116.4
Intangible assets, net	235.9	254.4
Goodwill	331.6	347.6
Deferred income taxes	18.0	15.7
Other long-term assets	23.7	25.0

Total assets	$940.2	$952.9

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$52.6	$43.7
Current portion of long-term debt	0.6	2.3
Short-term borrowings	—	2.2
Income taxes payable	1.2	0.7
Restructuring accruals	4.0	8.6
Accruals and other current liabilities	54.6	51.1

Total current liabilities	113.0	108.6

Long-term debt, less current portion	499.8	502.1
Pensions	38.8	37.6
Deferred income taxes	82.2	92.0
Other long-term liabilities	11.1	8.2
Minority interests	1.3	6.4

Total liabilities	746.2	754.9

STOCKHOLDER’S EQUITY:
Common stock, par value $1.00 per share, 12,000 shares authorized, issued and outstanding	—	—
Paid-in capital	200.0	200.0
Accumulated deficit	(6.9)	(1.9)
Accumulated other comprehensive income (loss)	0.9	(0.1)

Total stockholder’s equity	194.0	198.0

Total liabilities and stockholder’s equity	$940.2	$952.9

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in millions)

	Year Ended March 31, 2005	Period from Inception (December 18, 2003) to March 31, 2004	Predecessor (Note 1)
			Period from April 1, 2003 to December 17, 2003	Year Ended March 31, 2003
NET SALES:
To third parties	$569.8	$164.4	$361.9	$500.0
To affiliates	—	—	2.7	4.5

TOTAL NET SALES	569.8	164.4	364.6	504.5
COST OF SALES	399.0	118.8	254.9	341.8

GROSS PROFIT	170.8	45.6	109.7	162.7

OPERATING EXPENSES:
Selling, general and administrative expenses	99.5	28.1	69.7	85.4
Restructuring and other similar costs	8.1	1.1	9.6	12.4
Amortization of intangible assets	21.3	5.7	0.3	0.4
Other operating expense (income), net	3.0	(0.1)	(0.9)	(0.8)

OPERATING INCOME FROM CONTINUING OPERATIONS	38.9	10.8	31.0	65.3

NON-OPERATING (EXPENSE) INCOME:
Interest (expense) income:
From/to third parties	(36.7)	(12.7)	—	(0.6)
From/to affiliates	—	—	1.9	0.1
Other income (expense)	2.0	(0.2)	0.1	—

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND MINORITY INTEREST	4.2	(2.1)	33.0	64.8
PROVISION (BENEFIT) FOR INCOME TAXES	8.3	(0.5)	22.6	30.7

(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST	(4.1)	(1.6)	10.4	34.1
MINORITY INTEREST	(0.1)	0.1	(0.4)	(0.8)

(LOSS) INCOME FROM CONTINUING OPERATIONS	(4.2)	(1.5)	10.0	33.3
DISCONTINUED OPERATIONS:
Loss from discontinued operations, net of taxes	(0.5)	(0.3)	(0.2)	—
Loss on disposition of discontinued operations, net of taxes	(0.3)	—	—	—

LOSS FROM DISCONTINUED OPERATIONS	(0.8)	(0.3)	(0.2)	—

NET (LOSS) INCOME	$(5.0)	$(1.8)	$9.8	$33.3

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED STATEMENTS OF STOCKHOLDER’S EQUITY

($ in millions)

	Invested Capital	Long-term Funding (to)/from Affiliates	Common Stock	Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total
Predecessor Company Balance at March 31, 2002	$568.3	$(68.0)	$—	$—	$—	$(14.4)	$485.9
Other comprehensive income:
Net income	33.3	—	—	—	—	—	33.3
Foreign currency translation adjustment	—	—	—	—	—	15.5	15.5

Total comprehensive income							48.8
Change in funding (to)/from affiliates	—	(60.8)	—	—	—	—	(60.8)
Other activity with affiliates	22.4	—	—	—	—	—	22.4

Predecessor Company Balance at March 31, 2003	624.0	(128.8)	—	—	—	1.1	496.3
Other comprehensive income:
Net income	9.8	—	—	—	—	—	9.8
Foreign currency translation adjustment	—	—	—	—	—	11.5	11.5

Total comprehensive income							21.3
Change in funding (to)/from affiliates	—	22.6	—	—	—	—	22.6
Other activity with affiliates	24.7	—	—	—	—	—	24.7
Payment of dividends	(0.7)	—	—	—	—	—	(0.7)

Predecessor Company Balance at December 17, 2003	$657.8	$(106.2)	$—	$—	$—	$12.6	$564.2

Initial contribution of capital	$—	$—	$—	$200.0	$—	$—	$200.0
Other comprehensive loss:
Net loss	—	—	—	—	(1.8)	—	(1.8)
Foreign currency translation adjustment	—	—	—	—	—	(0.1)	(0.1)

Total comprehensive loss							(1.9)
Payment of dividends	—	—	—	—	(0.1)	—	(0.1)

Balance at March 31, 2004	—	—	—	200.0	(1.9)	(0.1)	198.0
Other comprehensive (loss) income:
Net loss	—	—	—	—	(5.0)	—	(5.0)
Foreign currency translation adjustment	—	—	—	—	—	1.0	1.0

Total comprehensive loss							(4.0)

Balance at March 31, 2005	$—	$—	$—	$200.0	$(6.9)	$0.9	$194.0

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in millions)

			Predecessor (Note 1)
	Year Ended March 31, 2005	Period from Inception (December 18, 2003) to March 31. 2004	Period from April 1, 2003 to December 17, 2003	Year Ended March 31, 2003
OPERATING ACTIVITIES:
Net (loss) income	$(5.0)	$(1.8)	$9.8	$33.3
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation	18.5	4.8	12.0	14.3
Amortization of intangible assets	21.3	5.7	0.3	0.4
Amortization of deferred financing costs	1.8	0.7	—	—
Deferred income taxes	1.1	(2.6)	(2.0)	1.4
Net (gain) loss on sale of assets	(0.7)	—	—	0.3
Non-cash restructuring charges	—	—	0.8	4.4
Impact of inventory fair value adjustment	—	10.3	—	—
Other non-cash items	(0.8)	(0.1)
Minority interest	0.2	—	(0.1)	1.3
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Accounts receivable	(7.9)	(13.1)	(5.3)	(4.0)
Inventories	(1.6)	10.9	(7.7)	3.1
Accounts payable, accruals and other current liabilities	9.3	5.3	(20.7)	(3.3)
Other current assets	2.2	(0.1)	(6.3)	(1.6)
Other long-term assets	0.6	0.2	(3.0)	(2.9)
Other long-term liabilities	(5.3)	(1.9)	(0.7)	(2.1)
Income taxes	(1.5)	0.6	(10.5)	(1.3)
Pensions	1.5	0.5	0.6	0.9

Net cash provided by (used in) operating activities	33.7	19.4	(32.8)	44.2

INVESTING ACTIVITIES:
Expenditures for property, plant and equipment and intangibles	(22.4)	(6.1)	(8.4)	(11.8)
Nexus acquisition	(6.7)	—	—	—
Invensys acquisition, net of cash acquired	—	(648.6)	—	—
Proceeds from Invensys acquisition adjustment, net	6.5	—	—	—
Proceeds from sale of assets	2.9	—	—	—
Other investments	—	—	—	(0.4)

Net cash used in investing activities	(19.7)	(654.7)	(8.4)	(12.2)

FINANCING ACTIVITIES:
Cash dividends	—	(0.1)	(0.7)	(0.4)
(Decrease) increase in short-term borrowings	(2.2)	2.2	(14.1)	14.1
Principal payments on debt	(4.0)	(0.6)	—	—
Debt issuance costs	(1.9)	(22.8)	—	—
Proceeds from debt issuance	—	505.0	—	—
Proceeds from issuance of common stock	—	200.0	—	—
Other liabilities	—	—	—	1.2
Net change in amounts due from affiliates	—	—	47.3	(39.2)

Net cash (used in) provided by financing activities	(8.1)	683.7	32.5	(24.3)

Effect of exchange rate changes on cash	0.5	0.1	0.8	0.5

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6.4	48.5	(7.9)	8.2
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	$48.5	$—	$17.1	$8.9

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$54.9	$48.5	$9.2	$17.1

SUPPLEMENTAL DISCLOSURES OF CASH FLOW:
Cash paid during the period for:

Interest	$34.3	$0.2	$—	$—

Income taxes, net	$9.2	$2.5	$47.9	$29.5

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation, Description of Business and Accounting Policies

Sensus Metering Systems (Bermuda 2) Ltd. (“the Company”) is the parent company, which owns several U.S. domestic and foreign subsidiaries. The Company is wholly owned by Sensus Metering Systems (Bermuda 1) Ltd. (“Holdings”).

On December 17, 2003, pursuant to a stock purchase agreement between Sensus Metering Systems Inc. (“Sensus”) and Invensys plc (“Invensys”), and certain of its subsidiaries, the Company acquired (the “Acquisition”) the metering systems and certain other businesses from Invensys (“Invensys Metering Systems” or “Predecessor”). Prior to the date of the Acquisition, the Company had no operations. Sensus Metering Systems Inc. is a wholly-owned subsidiary of the Company. The acquisition of Invensys Metering Systems was financed with a $230.0 million term loan facility, the issuance of $275.0 million of senior subordinated notes, and an equity investment of $200.0 million by certain funds affiliated with The Resolute Fund, L.P., G.S. Capital Partners 2000, L.P. and certain of its affiliated investment partnerships and certain members of management. Prior to the date of the Acquisition, the Company had no operations. As a result of the Acquisition, we changed the basis of accounting and acquired substantial debt, such that the financial results of periods prior to the Acquisition are not comparable to results after the Acquisition.

The Company is a leading provider of advanced metering and related communications systems to the worldwide utility industry. The Company is a global manufacturer of water meters, gas meters, heat meters, electricity meters and automatic meter reading devices. In addition, the Company produces pipe joining and repair products for water and natural gas utilities and is a supplier of precision-manufactured aluminum die-castings.

The consolidated financial statements of the Company included herein include the accounts of Sensus Metering Systems (Bermuda 2) Ltd. subsequent to the Acquisition.

The financial statements of the Predecessor are presented for comparative purposes and include the combined historical financial statements of the subsidiaries and operations of Invensys Metering Systems.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Subsidiaries that are less than 100% owned, but greater than 50% owned, and for which the Company can exercise significant influence, are consolidated with a minority interest. All intercompany transactions and accounts have been eliminated.

Reclassifications

Certain reclassifications have been made to the financial statements for the periods December 18, 2003 to March 31, 2004 and April 1, 2003 to December 17, 2003 and the year ended March 31, 2003 to conform to the year ended March 31, 2005 presentation. The reclassifications had no material impact on our consolidated results reported in any period presented.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the financial statements. Due to various factors affecting future costs and operations, actual results could differ from those estimates.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Cash and Cash Equivalents

Highly liquid investments with original maturity dates of three months or less are classified as cash equivalents. Cash equivalents are stated at cost, which approximates fair value.

Third Party Receivables

The Company provides an allowance for doubtful accounts equal to estimated collection losses that will be incurred in the collection of receivables. Estimated losses are based on historical collection experience, as well as a review by management of the current status of all receivables.

Predecessor

The Predecessor factored certain third-party trade receivables to unrelated financial institutions on a non-recourse basis pursuant to certain agreements. The Predecessor accounted for the transfer of receivables pursuant to these agreements as a sale of financial assets. The agreements, which were negotiated and administered by Invensys or its affiliates, required the Predecessor to collect funds with respect to the factored receivables and remit the funds to the financial institutions. At March 31, 2003, the amount of outstanding receivables transferred under such factoring agreements totaled $2.2 million.

The Predecessor also regularly factored certain third-party trade receivables to unrelated financial institutions that did not qualify as sales of financial assets. The Predecessor had short-term borrowings of $14.1 million outstanding as of March 31, 2003 relating to these arrangements.

For the period April 1, 2003 to December 17, 2003 and the year ended March 31, 2003 costs incurred relating to factoring agreements amounted to $0.3 million and $0.6 million, respectively. The Predecessor ceased all factoring activities prior to December 17, 2003.

Inventories

Inventories are stated at the lower of cost or market using the first-in, first-out (“FIFO”) method. Cost is determined based on standard cost with appropriate adjustments to approximate FIFO cost. Market is determined on the basis of estimated realizable values.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation of property, plant and equipment is provided using the straight-line method over the estimated useful life of the asset, as follows:

Buildings and improvements	13 to 50 years
Machinery and equipment	3 to 13 years
Computer equipment and software	3 to 5 years

Improvements and replacements are capitalized to the extent that they increase the useful economic life or increase the expected economic benefit of the underlying asset. Repairs and maintenance expenditures are charged to expense as incurred.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible Assets

Intangible assets consist of goodwill, tradenames, patents, a non-competition agreement, and customer and distributor relationships. Goodwill at March 31, 2005 represents the excess of the purchase price paid by the Company for the Predecessor over the fair value of the net assets acquired, and the excess of the purchase price paid by the Company for NexusData, Inc. (“Nexus”) (see Note 2) over the fair value of the net assets acquired. The purchase price allocation for the Predecessor and Nexus resulted in $331.6 million of goodwill at March 31, 2005. The goodwill can be attributed to the value placed on the Company being an industry leader with market leading positions in the North American and European water metering markets and the North American clamps and couplings market. The Company also has a number two position in the North American gas metering market, the European heat metering market, and the North American water automated meter reading (“AMR”) market. The Company has achieved these leadership positions by developing and manufacturing innovative products, and it is expected that this track record will continue and enhance future earnings of the Company. In addition, future expansion of AMR technology in water meters provides a significant opportunity for the Company. Patents, trademarks, and customer and distributor relationships are stated at fair value on the date of acquisition as determined by an independent valuation firm. The non-competition agreement is stated at fair value per the stock purchase agreement. Trademarks are assumed to have indefinite lives and are not amortized. Patents and customer and distributor relationships are being amortized using the straight-line method over 3 to 15 years, and 5 to 25 years, respectively. The non-competition agreement is being amortized over 4 years, the contractual period of the agreement.

The Company finalized the purchase price allocation of the Acquisition as of January 1, 2005. The Company performs annual goodwill impairment tests based upon a discounted cash flow methodology. Estimated future cash flows are based upon historical results and current projections are discounted at a rate corresponding to a “market” rate. If the carrying amount of the reporting unit exceeds the estimated fair value determined through that discounted cash flow methodology, goodwill impairment would be recognized. The Company measures the goodwill impairment loss based upon the fair value of the underlying assets and liabilities of the reporting unit, including any unrecognized intangible assets, and estimates the implied fair value of goodwill. An impairment loss would be recognized to the extent that a reporting unit’s recorded goodwill exceeded the implied fair value of goodwill. The Company performed goodwill impairment testing of the reporting units as of January 1, 2005. It was determined that the fair value of each of the reporting units exceeded the carrying value of the goodwill and therefore no impairment was evident. The Company performed impairment testing of indefinite-lived intangible assets as of January 1, 2005. It was determined that the fair value of each of the indefinite-lived intangible assets exceeded the carrying value, and therefore no impairment was evident.

Impairment of Long-Lived Assets

Long-lived assets held for use are reviewed for impairment when events or circumstances indicate that the carrying amount of a long-lived asset, or group of assets, may not be recoverable. These assets are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds its fair value, and is charged to results of operations at that time. Assets to be disposed of are reported at the lower of the carrying amounts or fair value less cost to sell. Management determines fair value using discounted future cash flow analysis or other accepted valuation techniques.

For the year ended March 31, 2005 and the period from December 18, 2003 to March 31, 2004, the Company did not identify any impairment to the carrying value of long-lived assets. In the period from April 1, 2003 to December 17, 2003 and the year ended March 31, 2003, the Predecessor identified certain assets that

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

were considered impaired following changes in business activity. Impairment charges for the period from April 1, 2003 to December 17, 2003 and the year ended March 31, 2003 were $0.8 million and $4.4 million, respectively.

Deferred Financing Costs

Other long-term assets at March 31, 2005 and 2004 include deferred financing costs of $21.6 million and $22.2 million, net of accumulated amortization of $2.5 million and $0.7 million, respectively. These costs were incurred to obtain and re-finance long-term financing and are being amortized using the effective interest method over the term of the related debt. Amortization of deferred financing costs was $0.7 million and $1.8 million for the period from December 18, 2003 to March 31, 2004 and the year ended March 31, 2005, respectively.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement basis and the tax basis of the Company’s assets and liabilities using enacted statutory tax rates applicable to future years when the temporary differences are expected to reverse. The Company records a valuation allowance when it determines that it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Foreign Currency

Assets and liabilities of subsidiaries operating outside of the United States with a functional currency other than the U.S. dollar are translated into U.S. dollars using exchange rates at the end of the respective period. Revenues and expenses are translated at average exchange rates effective during the respective period.

Foreign currency translation adjustments are included in accumulated other comprehensive income (loss) as a separate component of invested capital or stockholders’ equity. Currency transaction gains (losses) are included in the results of operations in the period incurred and were not material for the year ended March 31, 2005, the periods from December 18, 2003 to March 31, 2004 and April 1, 2003 to December 17, 2003 and the year ended March 31, 2003. Currency re-measurement gains (losses) are included in other non-operating income and were $1.3 million for the year ended March 31, 2005, and were not material for the periods from December 18, 2003 to March 31, 2004 and April 1, 2003 to December 17, 2003 and the year ended March 31, 2003.

Revenue Recognition

Sales and related cost of sales are recorded upon transfer of the title of the product, which occurs upon shipment to the customer. The Company has certain sales rebate programs with some customers that periodically require rebate payments. The Company estimates amounts due under these sales rebate programs at the time of shipment. Net sales relating to any particular shipment are based upon the amount invoiced for the shipped goods less estimated future rebate payments and sales returns and allowances. These estimates are based upon the Company’s historical experience. The Company records an allowance for sales returns based on the historical relationship between shipments and returns. The Company believes that historical experience is an accurate reflection of future returns. Revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

Revenue from fees collected and allocated to post-contract customer support for the Company’s AMR systems included with the initial licensing fee and for renewals is deferred and recognized ratably over the term

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

of the service provided, which is generally 12 months. Revenue from multiple element products and services are allocated based on the fair market value of the individual elements, and is recognized in accordance with the provisions of the element.

Advertising Costs

Advertising costs are charged to selling, general and administrative expenses as incurred and totaled $2.9 million, $1.6 million, $3.0 million and $3.4 million in the year ended March 31, 2005, the periods from December 18, 2003 to March 31, 2004 and April 1, 2003 to December 17, 2003 and the year ended March 31, 2003, respectively.

Research and Development Costs

Research and development costs are charged to selling, general and administrative expenses as incurred and totaled $24.4 million, $6.1 million, $17.0 million and $18.5 million in the year ended March 31, 2005, the periods from December 18, 2003 to March 31, 2004 and April 1, 2003 to December 17, 2003 and the year ended March 31, 2003, respectively.

Stock-Based Compensation

The Company’s parent, Sensus Metering Systems (Bermuda 1) Ltd., maintains a Restricted Share Plan that provides for the award of restricted common shares to officers, directors and consultants of the Company. The restricted shares issued pursuant to the plan will be service time vested ratably over each of the five years from the date of grant, provided that no vesting will occur until the second anniversary of the date of grant. In addition, the vesting of the restricted shares may accelerate upon the occurrence of certain stated liquidity events. Common shares awarded under the Restricted Share Plan are generally subject to restrictions on transfer, repurchase rights and other limitations as set forth in the management subscription and shareholders’ agreement. The Company accounts for share-based payments to employees using the intrinsic value method per APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and, as such, generally recognizes no compensation for the Restricted Share Plan. No compensation expense was recognized during the year ended March 31, 2005 and the period from December 18, 2003 to March 31, 2004.

Predecessor

The Predecessor provided stock-based compensation plans to certain members of senior management, which are described more fully in Note 12. The Predecessor accounted for those plans under the intrinsic value method prescribed by APB 25, and related interpretations. Compensation cost recognized in the period from April 1, 2003 to December 17, 2003 and the year ended March 31, 2003 was not material to the net earnings of the Predecessor.

Concentration of Credit and Workforce

Credit is extended by the Company based upon an evaluation of the customer’s financial position, and generally collateral is not required. Credit losses are provided for in the consolidated financial statements and consistently have been within management’s expectations.

Approximately 12%, 12%, 11% and 12% of total net sales for the year ended March 31, 2005, the periods from December 18, 2003 to March 31, 2004 and April 1, 2003 to December 17, 2003 and the year ended March 31, 2003, respectively, were with one customer and its affiliates.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Approximately 48% and 91% of the Company’s labor force in the United States and Europe, respectively, is covered by collective bargaining agreements.

Shipping and Handling Costs

The Company classifies costs associated with shipping and handling activities within cost of sales in the consolidated statements of operations. Shipping and handling costs were $9.7 million, $2.2 million, $5.3 million and $7.7 million in the year ended March 31, 2005, the periods from December 18, 2003 to March 31, 2004 and April 1, 2003 to December 17, 2003 and the year ended March 31, 2003, respectively.

Fair Value of Financial Instruments

The carrying amounts of cash, trade receivables and trade payables approximated fair values as of March 31, 2005 and 2004. The carrying value of the Company’s term loans and revolving credit facility borrowings approximates fair value as they bear interest at a variable market rate. The fair value of the Company’s 8.625% senior subordinated notes was $272.3 million at March 31, 2005. The fair value of these notes was determined based upon a discounted cash flow analysis at the prevailing market rates.

New Accounting Standards

In May 2003, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (“FAS 150”). In October 2003, the FASB announced a deferral for an indefinite period of the application of certain guidance in FAS 150, as it related to non-controlling interests that are classified as equity in the financial statements of the subsidiary but would be classified as a liability in the parent’s financial statements under FAS 150 (e.g., non-controlling interests in limited-life subsidiaries). Management does not expect that the adoption of this Statement will have a material effect on its financial statements.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151, Inventory Costs (“FAS 151”). FAS 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. FAS 151 requires that those items be recognized as current period charges regardless of whether they meet the criterion of “so abnormal.” In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The Company adopted FAS 151 during the fiscal quarter ended January 1, 2005. The adoption of FAS 151 did not have a material effect on the Company’s consolidated financial position or results of operations.

On December 16, 2004, the FASB issued a revised Statement No. 123, Accounting for Share-Based Payment, Revised Statement (“FAS 123(R)”). FAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and amends FASB Statement No. 95, Statement of Cash Flows. FAS 123(R) requires that the compensation cost related to share-based payment transactions be recognized in the financial statements. The cost recognized in the financial statements will be based on the fair value of the equity or liability instruments issued. FAS 123(R) also offers additional guidance on measuring the fair value of share-based payment awards. Sensus Metering Systems (Bermuda 1) Ltd. maintains a Restricted Share Plan that provides for the award of restricted common shares to officers, directors and consultants of the Company. The Company will adopt FAS 123(R) in the first quarter of fiscal 2007. As permitted by FAS 123(R), the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method and, as such, generally recognizes no compensation for the Restricted Share Plan. The Company has not assessed the impact adoption of FAS 123(R) may have on our results of operations, or overall financial position.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2. ACQUISITIONS

The Company’s business operations commenced on December 18, 2003 through the Acquisition. Prior to the Acquisition, the Company had no active business operations. The Acquisition was completed pursuant to the terms of a stock purchase agreement, dated as of October 21, 2003 (the “Stock Purchase Agreement”) between Invensys plc and certain of its affiliates and Sensus Metering Systems Inc. Sensus Metering Systems Inc. is a wholly-owned subsidiary of Sensus Metering Systems (Bermuda 2) Ltd. The businesses acquired from Invensys are referred to herein as the Predecessor and form the basis for the financial information of the Predecessor included herein.

This transaction has been accounted for in accordance with Statement of Financial Accounting Standards No. 141, Business Combinations. The consolidated financial statements herein include the Company’s results of operations for the period since inception.

The initial purchase price for the Acquisition of $657.3 million was financed through a combination of borrowings under a $230.0 million term loan facility that is part of the Company’s senior credit facilities, the issuance of $275.0 million of senior subordinated notes (“the Notes”), and equity contributions from the principal investors in the Company and certain officers and directors of the Company. The purchase price payable under the Stock Purchase Agreement for the Acquisition was subject to adjustment based on the (i) level of working capital as of the closing date of the Acquisition, (ii) projected pension benefit obligations of Invensys Metering Systems as of the closing date, and (iii) net level of intercompany payables and receivables as of the closing date. Following the closing of the Acquisition, discussions were held by Invensys and the Company regarding the appropriate level of the adjustment, and on July 27, 2004, the parties reached agreement on the adjustment amount that resulted in a cash payment of $5.0 million by Invensys to the Company and a corresponding reduction to the purchase price and goodwill. In December 2004, Invensys paid $2.0 million to the Company related to bonus obligations. The $2.0 million payment is reflected as a reduction of goodwill.

The Company has also adjusted the purchase price allocation by $(10.7) million, reflecting the final adjustment to the fair value of the net assets acquired, and for Acquisition transaction costs incurred of $0.5 million. The $10.7 million increase in net assets is reflected as a reduction to goodwill.

The following summarizes the initial allocation of the purchase price of the assets and liabilities acquired from the Acquisition:

Accounts Receivable	$70.1
Inventories	68.0
Property, plant and equipment	116.2
Goodwill	347.6
Intangible assets	260.1
Other current and long-term assets	23.1

Total assets acquired	885.1

Accounts payable and accrued liabilities	94.5
Deferred income tax liabilities, net	74.9
Other liabilities	58.4

Total liabilities assumed	227.8

Preliminary fair value of net assets acquired	$657.3

Purchase Price Adjustments:
Reduction from Invensys purchase price payment	(5.0)
Reduction from Invensys bonus payment	(2.0)

Final fair value of net assets acquired	$650.3

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The final allocation of the purchase price resulted in the recognition of $329.9 million of goodwill primarily related to the anticipated future earnings and cash flows of the businesses acquired. The Company allocated $260.1 million to intangible assets (See Note 5), of which $27.3 million were indefinite-lived assets related to tradenames and trademarks and $232.8 million related to finite-lived assets, including patents, distributor and other customer relationships and a non-compete agreement that are being amortized over periods ranging from 3 to 15 years for patents, 5 to 25 years for distributor and customer relationships, and 4 years for the non-compete agreement.

As of June 4, 2004, the Company purchased certain assets of Nexus for $6.0 million, excluding transaction costs. This purchase provides the Company with full ownership of a fixed network AMR system for the water, gas and electric utility markets. Prior to this acquisition, the Company had an exclusive distribution agreement with Nexus for the water utility market. This transaction has been accounted for as a purchase.

The Company has completed its preliminary purchase price allocation attributable to the Nexus acquisition. The final allocation will be completed within one year of the transaction, and any resulting adjustment is not expected to have a material impact on the Company’s financial position or results of operations. The preliminary purchase price allocation based on management’s estimates at the date of the acquisition is as follows (in millions):

Property, plant and equipment	$0.5
Goodwill	1.7
Intangible assets	4.5

Total assets acquired	6.7

Fair value of net assets acquired	$6.7

The preliminary allocation of the purchase price resulted in the recognition of $1.7 million of goodwill attributable to the anticipated future earnings and related cash flows, and transaction costs of $0.7 million related to this acquisition. The Company preliminarily allocated $4.5 million of the purchase price to intangible assets, $4.0 million of which was related to intellectual property that will be amortized over 3 years. The remaining $0.5 million of intangible assets was related to non-competition agreements that will be amortized over 7 years.

The purchase agreement also included provisions for payment of additional consideration, up to a total of $1.5 million, to be paid to Nexus based on specific performance criteria of the acquired business through June 4, 2007. Any payments made based on these criteria will adjust the Nexus purchase price and be allocated to goodwill.

3. INVENTORIES

Inventories consist of the following (in millions):

	March 31, 2005	March 31, 2004
Raw materials, parts and supplies	$28.3	$21.3
Work in process	12.4	17.5
Finished goods	10.9	10.0

Allowance for shrink and obsolescence	(2.4)	(2.3)

Inventories, net	$49.2	$46.5

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is summarized as follows (in millions):

	March 31, 2005	March 31, 2004
Land, buildings and improvements	$39.9	$33.4
Machinery and equipment	93.8	79.1
Construction in progress	8.7	8.7

Total property, plant and equipment	142.4	121.2
Less accumulated depreciation	(22.2)	(4.8)

Property, plant and equipment, net	$120.2	$116.4

5. INTANGIBLE ASSETS

Intangible assets are summarized as follows (in millions):

	March 31, 2005		March 31, 2004
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Intangible assets not subject to amortization:
Goodwill	$331.6	$—	$347.6	$—
Trademarks (indefinite lived)	27.3	—	27.3	—

	358.9	—	374.9	—
Intangible assets subject to amortization:
Distributor relationships	190.3	(14.3)	191.8	(3.1)
Non-competition agreements	30.5	(9.7)	30.0	(2.1)
Patents	15.2	(3.4)	11.0	(0.5)

	236.0	(27.4)	232.8	(5.7)

Total intangible assets	$594.9	$(27.4)	$607.7	$(5.7)

The following presents the estimated amortization expense (in millions) for intangible assets for each of the next five years:

Years Ended March 31,
2006	$20.2
2007	20.0
2008	17.4
2009	11.0
2010	11.0

The following summarizes the weighted average amortization periods in years for intangible assets subject to amortization as of March 31, 2005:

Patents	8.0
Customer and distributor relationships	21.5
Non-compete	4.0
All intangibles assets	19.8

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following represents a reconciliation of the changes in goodwill (in millions) for the periods presented:

Goodwill at March 31, 2004	$347.6
Goodwill arising from Nexus purchase price allocation (Note 2)	1.7
Reduction from Invensys plc purchase price payment (Note 2)	(5.0)
Reduction from Invensys plc bonus payment (Note 2)	(2.0)
Goodwill reduction from final purchase price allocation	(10.7)

Goodwill at March 31, 2005	$331.6

The Company performed its required impairment tests of goodwill for fiscal 2005 and no impairment was evident. The Company cannot predict the occurrence of certain events that might adversely affect the reported value of goodwill. Such events may include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on the Company’s customer base, or a material negative change in its relationships with significant customers.

6. DISCONTINUED OPERATIONS

On September 10, 2004, the Company sold the assets of its utility billing software company, IMSofTech, Inc. (“IMSofTech”) for $1.1 million. The sale allows Sensus Metering Systems to focus on its business strategy to provide intelligent metering systems based solutions to the global utility markets. The sale price of $1.1 million included (1) an initial cash payment of $850,000 received in September 2004, and (2) a subsequent cash payment of $225,000 received in March 2005.

On September 30, 2004, the Company sold its 51% interest in Measurement Solutions International LLC (“MSI”), a full service meter asset management organization based in Paulsboro, New Jersey, for $0.6 million. The sale was part of Sensus Metering Systems’ strategy to focus on its core business. The sales price consisted of (1) $300,000 cash received in September 2004, (2) $30,000 cash received in December 2004, (3) $225,000 cash, receivable upon renewal of specific service contracts, and (4) an amount in cash equal to 2% of revenue earned by MSI on new service contracts generated by the Company through August 31, 2006. The contingent consideration will be recognized once collectibility is assured.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

These dispositions have been accounted for as discontinued operations in accordance with Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and, accordingly, amounts in the consolidated statement of operations for all periods presented have been reclassified to reflect the dispositions as discontinued operations. The results of operations for the discontinued businesses are as follows:

	Year Ended March 31, 2005	Period from Inception (December 18, 2003) to March 31, 2004	Predecessor (Note 1)
			Period from April 1, 2003 to December 17, 2003	Year Ended March 31, 2003
		($ in millions)
Net sales	$2.2	$1.1	$3.2	$5.1
Cost of sales	1.7	0.8	2.0	3.0

Gross profit	0.5	0.3	1.2	2.1

Operating expenses:
Selling, general and administrative expenses	0.8	0.5	1.4	1.7

Other operating expense, net	—	0.1	—	—

Operating (loss) income from discontinued operations	(0.3)	(0.3)	(0.2)	0.4

Non-operating income (expense)	—	0.2	(0.4)	(0.5)

(Loss) income from discontinued operations before income taxes and minority interest	(0.3)	(0.1)	(0.6)	(0.1)

Provision (benefit) for income taxes	0.1	—	(0.5)	(0.1)

Loss from discontinued operations before minority interest	(0.4)	(0.1)	(0.1)	—

Minority interest	(0.1)	(0.2)	(0.1)	—

Loss from discontinued operations	$(0.5)	$(0.3)	$(0.2)	$—

Loss on disposition of discontinued operations, net of taxes of $0.3 million	$(0.3)	$—	$—	$—

Loss from discontinued operations	$(0.8)	$(0.3)	$(0.2)	$—

Assets and liabilities related to discontinued operations (in millions) consisted of the following:

March 31, 2004
ASSETS RELATED TO DISCONTINUED OPERATIONS
Cash and cash equivalents	$0.2
Accounts receivable, net	0.3
Prepayments and other current assets	0.3
Property, plant and equipment, net	0.4
Intangible assets	1.5

Total assets related to discontinued operations	$2.7

LIABILITIES RELATED TO DISCONTINUED OPERATIONS
Accounts payable	$0.1
Accruals and other current liabilities	1.0
Other liabilities	0.2

Total liabilities related to discontinued operations	$1.3

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7. RESTRUCTURING AND OTHER SIMILAR COSTS

For the fiscal year ended March 31, 2005 and combined fiscal year ended March 31, 2004, the Company incurred $8.1 million and $10.7 million, respectively, of restructuring costs primarily related to ongoing activities to rationalize its water and gas meter product lines in Europe and to align the South American structure with current market conditions. Actions in Europe affected both direct and indirect personnel and resulted in a headcount reduction of 39 employees. These programs were concentrated in the Company’s German water meter and UK gas meter production facilities. The South American reorganization, affecting both direct and indirect personnel, reduced headcount by 31 employees.

Predecessor

Following the merger in February 1999 between BTR plc and Siebe plc to create Invensys, the Predecessor commenced a series of restructuring programs consistent with the objectives of the Invensys merger and integration program, namely, improving returns in core businesses by consolidating excess manufacturing capacity, rationalizing certain product lines, outsourcing of non-core production activity and streamlining of sales and administrative overhead.

Under these restructuring programs, the Predecessor reduced its workforce by approximately 900 employees over the past 3 years as the Predecessor outsourced several processes, most notably all foundry operations, electronic PCB manufacturing and machining of meter bodies. During this time the Predecessor also extended its presence in low labor cost countries through acquisitions, adding 407 employees. As the Predecessor moved labor intensive processes to low labor cost regions, 228 employees were added and as a result about one-third of its employees are currently working in low labor cost regions.

The restructuring initiatives included plant and overhead rationalization programs related to the Predecessor’s European operations including the following:

•	Beginning in fiscal 2002, the Predecessor began an initiative to reduce the administrative staff and to reduce other overhead costs in French and Spanish operations. These initiatives were completed in fiscal 2003 and resulted in lower headcount in both operations.

•	Beginning in fiscal 2002, the Predecessor began an initiative to reduce its European headquarters personnel who were located in Raleigh, North Carolina and to reduce other overhead costs for the European headquarters personnel. These initiatives were completed in fiscal 2003 and resulted in lower headcount at the Raleigh, North Carolina administrative office.

•	In fiscal 2003, the Predecessor announced further downsizing initiatives for Ludwigshafen, Germany, which require coordination with the German Works Council to approve all headcount reductions. These initiatives are ongoing.

•	During the period from April 1, 2003 to December 17, 2003, the Predecessor announced restructuring programs designed to rationalize its piston meter product line and its logistics process in Europe. These programs included the closure of the Predecessor piston meter manufacturing plant located in Liege, Belgium and the downsizing of an administrative office located in France. The closure of the Liege facility resulted in $0.3 million of impairment losses associated with the disposal of production equipment. These programs resulted in total headcount reductions of 45 employees, which includes both direct and indirect employees. This program was completed as of March 31, 2004. Upon completion of this initiative, the products manufactured in Belgium were abandoned, with sales volume absorbed by the highly automated production lines in our German facilities, and through the sale of more advanced meters.

•	During the period from April 1, 2003 to December 17, 2003, the Predecessor finalized the terms of an additional 24 employee terminations at its Ludwigshafen, Germany manufacturing facility. These

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

terminations are part of a larger restructuring effort implemented by the Predecessor to move labor-intensive processes to lower labor cost regions. The Predecessor accrued $2.9 million in severance payments associated with these programs during the period from April 1, 2003 to December 17, 2003. As the Predecessor has committed to a detailed plan of termination, terms of the benefit arrangement were communicated to employees prior to December 17, 2003, and it is unlikely that significant changes will be made to the plan. The Predecessor paid $4.4 million associated with these programs, and the programs accrued as of the prior year end, during the period from April 1, 2003 to December 17, 2003.

There were also several restructuring initiatives undertaken with respect to the Predecessor’s North American operations. These initiatives included the following:

•	Changing market conditions subsequently led to the decision to fully outsource production of gas regulators to a third party, resulting in $0.9 million of impairment losses for scrapped equipment. Excess scrap and production inefficiencies associated with the start up of production of $0.7 million was recorded in fiscal 2003 related to this initiative. This initiative began in fiscal 2003 and was completed in fiscal 2004.

•	Beginning in fiscal 2002, the Predecessor outsourced the production of electronic assembly from Uniontown, Pennsylvania to Southeast Asia. Excess scrap and production inefficiencies totaled $0.3 million in fiscal 2002 resulting from the decommissioning of the equipment and the movement of production to Southeast Asia. In addition, during fiscal 2003, the Predecessor incurred excess freight expenses of $0.2 million during the start up of production. This initiative was completed in fiscal 2003.

•	The relocation of headquarter offices in Raleigh, North Carolina during fiscal 2003 resulted in an abandoned lease commitment charge of $1.2 million and $0.5 million in associated leasehold improvement impairments.

Restructuring and other similar costs consist of the following (in millions):

	Year Ended March 31, 2005	Period from Inception (December 18, 2003) to March 31, 2004	Predecessor (Note 1)
			Period from April 1, 2003 to December 17, 2003	Year Ended March 31, 2003
Severance and other related costs:
Related to headcount reduction initiatives	$7.5	$1.1	$3.1	$3.3
Related to outsourcing	0.2	—	0.1	1.0
Related to plant closures and consolidation	—	—	5.2	0.1

	7.7	1.1	8.4	4.4

Asset impairments:
Related to outsourcing	—	—	0.4	2.5
Related to plant closures and consolidation	—	—	0.4	1.9

	—	—	0.8	4.4

Other	0.4	—	0.4	3.6

	—	—	0.4	3.6

Restructuring and other similar costs charged to operations	$8.1	$1.1	$9.6	$12.4

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee Severance and Other Related Costs

All of the aforementioned restructuring projects resulted in significant headcount reductions. A total of 73, 3, 69 and 200 positions were eliminated as a result of restructuring projects in the year ended March 31, 2005, the periods from December 18, 2003 to March 31, 2004 and April 1, 2003 to December 17, 2003 and the year ended March 31, 2003, respectively. Over this time frame, the Company reduced its gross headcount by about 10%, with the main headcount reductions occurring in North America and Europe, down 140 and 171, respectively.

Costs included in this section include employee severance and related costs and notice costs in Europe. Notice costs represent amounts paid to employees from the date of notification of their impending termination until their last day of employment. During this notification period, output is neither expected nor required.

Asset Impairment

In connection with the closure and consolidation of certain manufacturing and administrative functions, the Company identified certain assets that were impaired as a result of the Company’s restructuring efforts. The net book value of these assets, less any proceeds from disposition, has been charged to “Restructuring and other similar costs” as incurred. No asset impairment costs were incurred for the year ended March 31, 2005 or for the period from December 18, 2003 to March 31, 2004. Asset impairment costs of $0.8 million and $4.4 million were incurred for the period from April 1, 2003 to December 17, 2003 and for the year ended March 31, 2003, respectively. In addition, during the year ended March 31, 2003, the Company abandoned certain leased property, resulting in a $0.5 million charge to restructuring for abandoned leasehold improvements.

The Company also implemented programs to identify non-core production processes that could be outsourced in an effective and efficient manner. Upon the completion of this outsourcing, the Company identified impaired assets totaling $2.5 million in the year ended March 31, 2003.

Other

The Company incurred $0.4 million of legal, facility and other costs related to relocation of facilities for the year ended March 31, 2005. Other costs of $0.1 million and $0.2 million for the period from April 1, 2003 to December 17, 2003 and the year ended March 31, 2003, respectively, were incurred for excess payroll costs. These costs represent inefficiencies resulting from the consolidation of facilities and outsourcing of processes described above.

In addition, the Company has included $1.2 million of excess scrap and production inefficiencies in restructuring for the year ended March 31, 2003. These costs are comprised of incremental payroll costs incurred related to various restructuring efforts, and are comprised of the cost of temporary workforce, overtime costs, and other inefficiencies as a result of the implementation of various restructuring efforts.

The Company has also included $0.2 million for the year ended March 31, 2003 for excess freight costs. These costs were incurred as a result of the consolidation efforts noted above, and represent incremental costs incurred in meeting customer expectations during the Company’s transition period.

In addition, the Company abandoned a leased property during the year ended March 31, 2003 as a result of the consolidation of certain administration locations. The present value of the remaining lease payments on this lease, which total $1.2 million, have been included in restructuring and other similar costs for the year ended March 31, 2003.

Finally, other costs totaling $0.3 million and $0.8 million for the period from April 1, 2003 to December 17, 2003 and for the year ended March 31, 2003, respectively, have been charged to restructuring and other similar costs. These costs are comprised of (i) relocation of fixed assets and reconfiguration of manufacturing facilities

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

directly related to manufacturing rationalization or manufacturing process change consisting of moving costs, outside contractors, supplies, and consulting fees; (ii) lean manufacturing and Six Sigma implementation costs to change manufacturing processes and layouts including equipment relocation costs, outside contractors, supplies, and consulting fees; and (iii) other incremental costs directly associated with restructuring projects consisting of equipment removal, rigging costs, temporary employment, consulting fees, and various other costs.

The charge for restructuring and other similar costs comprised of the following (in millions):

	Year Ended March 31, 2005	Period from Inception (December 18, 2003) to March 31, 2004	Predecessor (Note 1)
			Period from April 1, 2003 to December 17, 2003	Year Ended March 31, 2003
Employee severance and exit costs accrued	$6.5	$1.1	$8.2	$5.6
Impairment of long-lived assets	—	—	0.8	4.4
Expensed as incurred	1.6	—	0.6	2.4

Total	$8.1	$1.1	$9.6	$12.4

Restructuring accruals are summarized as follows (in millions):

	Years Ended March 31,
	2005	2004
Balance at beginning of year	$8.6	$7.1
Cash payments	(8.3)	(11.0)
Accrue for new committed/announced programs	6.5	12.1
Effect of foreign currency translation	0.2	0.4

Balance at end of year	$7.0	$8.6

Current portion	$4.0	$8.6
Non-current portion	$3.0	—

Total	$7.0	$8.6

The current portion of the restructuring accrual is reflected in a separate line in current liabilities and the non-current portion is reflected in other long-term liabilities on the Company’s consolidated balance sheet.

8. ACCRUALS AND OTHER CURRENT LIABILITIES

Accruals and other current liabilities are summarized as follows (in millions):

	March 31,
	2005	2004
Accrued employee related and payroll costs	$26.7	$22.0
Interest payable	9.2	8.3
Customer support accruals	7.0	5.8
Accrued taxes payable	4.5	4.3
Other	7.2	10.7

Accruals and other current liabilities	$54.6	$51.1

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

9. LONG-TERM DEBT

On December 17, 2003, the Company entered into a bank term loan credit agreement (the “Credit Agreement”) with Credit Suisse First Boston under which the Company has outstanding term loans of $225.4 million, comprised of $196.0 million of Term B-1 Loans and $29.4 million of Term B-2 Loans. On October 14, 2004, the Company entered into an amendment to the Credit Agreement to reduce the interest rates the Company is charged on borrowings under the term loan facility. Under the terms of the re-pricing amendment, the margin on rates linked to LIBOR was reduced to 2.5% from 3.0% and the margin on rates linked to the Alternative Base Rate was reduced to 1.5% from 2.0%. The weighted average interest rate for these loans was 5.4% at March 31, 2005. The term loans require quarterly payments of principal and interest. The Credit Agreement contains numerous terms, covenants, conditions and financial ratio requirements that impose substantial limitations on the Company. The Company was in compliance with all covenants at March 31, 2005. The Credit Agreement is guaranteed by the Company’s wholly-owned U.S. domestic subsidiaries and is secured by substantially all of their real and personal property. The Company is required under the Credit Agreement to make mandatory prepayments of its loan facilities, subject to certain exceptions, out of, among other things: (i) net cash proceeds received from the sales of certain assets; (ii) the issuance of indebtedness for money borrowed; and (iii) a percentage of the Company’s excess cash flow, as defined. The Company has a $70.0 million revolving credit facility in connection with the term loan facility with an interest rate of adjusted LIBOR plus 2.5%, or the alternate base rate plus 1.5% (exclusive in each case of a 0.50% facility fee) at March 31, 2005. There was $4.5 million of the facility utilized in connection with outstanding letters of credit. Issuance fees related to the letters of credit accrue interest at a rate of 2.63%. This facility expires on December 17, 2009.

At March 31, 2005, the Company’s subsidiary, Sensus Metering Systems Inc., had $275.0 million of 8.625% senior subordinated notes (“the Notes”) outstanding, which mature on December 15, 2013. The Notes contain numerous covenants and conditions that are similar to those of the Credit Agreement. The Company was in compliance with all covenants at March 31, 2005. Interest is payable semi-annually on June 15 and December 15. The Notes are unsecured obligations of Sensus Metering Systems Inc. and are guaranteed on a senior subordinated basis by the Company and, subject to certain limited exceptions, the Company’s U.S. subsidiaries.

The following represents the scheduled maturities of long-term debt for the years ended March 31 (in millions):

2006	$0.6
2007	2.3
2008	2.3
2009	2.3
2010	55.8
Thereafter	437.1

Total long-term debt	$500.4

10. WARRANTY OBLIGATIONS

Product warranty reserves are established in the same period that revenue from the sale of the related products is recognized. The amounts of those reserves are based on established terms and the Company’s best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following represents a reconciliation of the changes in product warranty reserves for the periods presented (in millions):

	March 31,
	2005	2004
Balance at beginning of year	$8.6	$9.1
Warranties issued	3.2	7.6
Settlements made	(4.1)	(8.2)
Effect of foreign currency translation	0.1	0.1

Balance at end of year	$7.8	$8.6

Current portion	3.6	3.9
Non-current portion	4.2	4.7

Total	$7.8	$8.6

The current portion of the warranty reserve is reflected in Accruals and other current liabilities and the non-current portion is reflected in Other long-term liabilities on the Company’s consolidated balance sheet.

11. STOCKHOLDER’S EQUITY

As of March 31, 2005, the Company’s total stockholder’s equity was $194.0 million, and the Company had 12,000 authorized, issued and outstanding common shares, $1.00 par value per share, all of which were owned by the Company’s parent, Sensus Metering Systems (Bermuda 1) Ltd.

12. STOCK COMPENSATION

As of March 31, 2005, there were 2,000,000 restricted shares of Sensus Metering Systems (Bermuda 1) Ltd. authorized and 1,299,960 shares issued and outstanding. Cash received from participants for shares issued during the year were exchanged for $0.01 par value restricted common stock. Compensation expense was not recognized in the Company’s results of operations because the fair value of the stock was determined to be $0.01 per share.

Predecessor

Invensys operated two stock option plans in which certain of the Company’s senior management participated, neither of which was adopted by the Company.

Executive Stock Option Scheme (“the 1998 Scheme”)

Invensys maintained a discretionary stock option scheme under which options to purchase the Invensys stock may be granted each year to senior management at multiples of salary, which reflect the prevailing market practice in the relevant country. When options were granted during 2003 and 2002, Invensys concluded that the salary multiple, which was appropriate for the Predecessor’s senior management, was between 0.5 and 2.1 times annual salary. The options granted under the 1998 Scheme were granted at a price equal to the market price of Invensys’ shares immediately preceding the date of grant.

For the year under review, no option could be exercised unless a performance condition based on Total Shareholder Return (“TSR”) was met. TSR was calculated as the percentage variance in the price of shares and the value of re-invested net dividend payments over the performance period compared to that of a group of comparator companies (“Peer Group”) selected at discretion of the Remuneration Committee. The performance

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

period was the period of three, four or five years commencing on the date of the grant of the option. On the third anniversary of the date of the grant, each constituent of the Peer Group was ranked in descending order of TSR. The TSR ranking of Invensys against the TSR of the Peer Group determined the number of shares vested. Invensys must rank at the median position for 40% of the shares under option to become exercisable, rising to all the shares if the upper quartile position was achieved. Between these positions, the shares under option vested on a straight-line basis. If the Invensys shares did not meet the performance condition in full at the first measurement, then it was re-tested, from a fixed base, in years four and five. If the median position had not been achieved by the end of the fifth year, the option lapsed. The Peer Groups for the grants made on or after June 17, 2002 were the companies that comprise the FTSE 100 Index on the dealing day preceding the date of the grant. The Remuneration Committee set appropriate and stretching performance targets depending on the specific demands of the business and the operating environment. It was the Invensys Parent’s policy to extend participation in the 1998 Scheme to overseas executives on terms as close as practicable to those applicable in the United Kingdom.

Savings Related Stock Option Scheme (“SRSOS”)

Invensys established an SRSOS that operates in the United Kingdom together with a related international SRSOS that operates in over 20 overseas countries. It was based on a three, five or seven year savings plan and offered to eligible full- and part-time employees. Options may be granted at a 20% discount to the market price of Invensys’ shares immediately preceding the date of grant. Historically, all options granted under the SRSOS were granted at a 20% discount to the market price of Invensys’ shares.

The Predecessor accounted for stock-based compensation in accordance with APB 25. Stock compensation expense recognized in the period from April 1, 2003 though December 17, 2003 and the year ended March 31, 2003 was not significant. Information relative to stock options granted to the Company’s senior management pursuant to the aforementioned plans for the period ended December 17, 2003 and the year ended March 31 was as follows (weighted average exercise prices are in pounds sterling since all stock options are issued and exercisable in that currency):

	Period from April 1, 2003 to December 17, 2003		Year Ended March 31, 2003
	Options	Weighted- Average Exercise Price in £ (1)	Options	Weighted- Average Exercise Price £ (1)
Number of shares under option:
Outstanding at beginning of period:	6,171,495	£1.71	4,166,285	£2.12
Granted	—	—	2,021,316	0.87
Exercised	—	—	—	—
Adjustments:
Canceled or expired	(691,175)	1.31	(16,106)	2.34

Outstanding at end of period	5,480,320	£1.76	6,171,495	£1.71

Exercisable at end of period	2,012,031	£2.76	1,300,258	£2.92

Granted at market price	1,989,125	£2.77	1,250,925	£2.89
Granted below market price	22,906	£2.61	49,333	£3.53

(1)	Average exchange rates for the conversion of amounts denominated in pounds sterling to U.S. dollars were approximately as follows: period from April 1, 2003 to December 17, 2003, 1.00/ $1.65; and year ended March 31, 2003, 1.00/$1.54.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number Outstanding at December 17, 2003	Weighted Average Remaining Contractual Years	Weighted Average Exercise Price	Number Outstanding at December 17, 2003	Weighted Average Exercise Price
£ 0.43-1.28	1,890,489	5.55	£0.94	—	—
£ 1.45-2.71	2,876,506	4.16	£1.98	1,298,706	£2.62
£ 2.89-5.97	713,325	2.05	£3.02	713,325	£3.02

The Predecessor’s net income would not have been significantly different had the Predecessor accounted for stock-based compensation using the fair value method provided by FAS No. 123, Accounting for Stock-Based Compensation.

The Predecessor determined the fair value of options granted using the Black-Scholes option-pricing model. Fair value was determined using the following weighted-average assumptions:

Year Ended March 31, 2003
Average risk-free interest rate	3.9%
Expected dividend yield	9.5%
Expected volatility	114.0%
Expected life	3.1 years

13. OPERATING LEASES

The Company leases certain offices, warehouses, manufacturing facilities, automobiles, and equipment. Generally, these leases carry renewal provisions. Rent expense for operating leases was $2.1 million, $0.5 million, $1.8 million and $2.3 million in the year ended March 31, 2005, the periods from December 18, 2003 to March 31, 2004 and April 1, 2003 to December 17, 2003 and the year ended March 31, 2003, respectively. Future minimum lease payments (in millions), by year and in the aggregate, under operating leases consisted of the following at March 31, 2005:

Year Ending March 31,
2006	$1.9
2007	1.6
2008	1.0
2009	0.7
2010	0.6
Thereafter	1.6

Total	$7.4

Approximately $0.1 million of the future minimum payments, with no future sublease income assumed, are included in restructuring accruals at March 31, 2005 in the consolidated financial statements, as these payments relate to the abandoned headquarters facility.

14. RETIREMENT BENEFITS

The Company has defined benefit plans, principally in Germany, where such plans are typically unfunded and provide for monthly pension payments to eligible employees upon retirement. The Company has established defined benefit plans for its unionized hourly employees in the United States identical to the Predecessor’s pension plans.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total pension expense reflected in the Company’s results of operations for these retirement benefit plans totaled approximately $3.7 and $0.8 million for the year ended March 31, 2005 and the period from December 18, 2003 to March 31, 2004, respectively. Pension benefits for salaried employees generally are based on years of credited service and average earnings. Pension benefits for hourly employees generally are based on specified benefit amounts and years of service. The Company’s policy is to fund its pension obligations in conformity with the funding requirements of laws and governmental regulations applicable in the respective country.

The Company also has defined contribution plans and arrangements with its salaried and non-union hourly employees in the United States and the United Kingdom, replacing defined benefit plans of the Predecessor. Arrangements in the United States for its salaried and non-union hourly employees were established in conjunction with the acquisition of the Company effective January 1, 2004.

Predecessor

Invensys sponsored defined-benefit pension plans that covered most of the Predecessor’s employees in the United States, Germany, UK and France and provided for monthly pension payments to eligible employees upon retirement. The Predecessor’s eligible employees were covered by Invensys’ various pension plans, which were different for the United States, German, French and British employees. Pension benefits for salaried employees generally are based on years of credited service and average earnings. Pension benefits for hourly employees generally are based on specified benefit amounts and years of service. The Predecessor’s policy was to fund its pension obligations in conformity with the funding requirements of laws and governmental regulations applicable in the respective country.

As part of the Acquisition, Invensys retained all liabilities in respect of benefits earned by eligible employees in the United States and the United Kingdom up to the date of sale of the Company, as well as all the related assets. Accordingly, no pension assets or liabilities have been reflected in the balance sheet of the Predecessor in respect of the defined-benefit pension plans in the United States and the United Kingdom. Pension costs of $2.3 million and $2.4 million for the period from April 1, 2003 to December 17, 2003 and the year ended March 31, 2003, respectively, with regard to eligible employees in the United States and the United Kingdom have been reflected in the consolidated statements of operations of the Company. As these amounts were allocated based on service cost, they are not necessarily representative of ongoing costs. The pension costs and obligation related to the United States and United Kingdom have been excluded from the tabular disclosures included below.

The Predecessor also had defined benefit plans, principally in Germany, where such plans are typically unfunded and provide for monthly pension payments to eligible employees upon retirement. Pension benefits for salaried employees generally were based on years of credited service and average earnings. Pension benefits for hourly employees generally were based on specified benefit amounts and years of service. The Predecessor’s policy was to fund its pension obligations in conformity with the funding requirements of laws and governmental regulations applicable in the respective country.

The Predecessor used an actuarial measurement date of December 31 to measure its benefit obligations.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following information reflects the benefit obligation, plan assets and net liability information for participants in the Company’s German retirement benefit plan. That information is summarized as follows (in millions):

	Year Ended March 31, 2005	Period from Inception (December 18, 2003) to March 31, 2004	Predecessor (Note 1)
			Period from April 1, 2003 to December 17, 2003	Year Ended March 31, 2003
Benefit obligation at beginning of period	$36.9	$36.7	$31.3	$23.9
Service cost	0.9	0.2	0.5	0.8
Interest cost	2.0	0.4	1.4	1.7
Actuarial (gain) loss	(0.8)	0.7	0.1	0.3
Benefits paid	(1.9)	(0.1)	(1.2)	(1.4)
Currency translation	2.8	(1.0)	4.6	6.0

Benefit obligation at end of period	39.9	36.9	36.7	31.3

Funded status of plans	39.9	36.9	36.7	31.3
Deferred net actuarial loss	—	(0.7)	(0.6)	—

Net amount recognized at end of period	39.9	36.2	36.1	31.3
Net liability on balance sheet consists of:
Current pension liability	2.0	—	—	—
Long-term pension liability	37.9	36.2	36.1	31.3

Net liability on balance sheet	$39.9	$36.2	$36.1	$31.3

The accumulated benefit obligation for the German retirement benefit plan was $39.9 million and $36.2 million as of March 31, 2005 and 2004, respectively.

The components of net periodic benefit cost for participants in the German retirement benefit plan are as follows (in millions):

	Year Ended March 31, 2005	Period from Inception (December 18, 2003) to March 31, 2004	Predecessor (Note 1)
			Period from April 1, 2003 to December 17, 2003	Year Ended March 31, 2003
Service cost	$0.9	$0.2	$0.5	$0.8
Interest cost	2.0	0.4	1.4	1.7

Net periodic benefit cost	$2.9	$0.6	$1.9	$2.5

The Company uses an actuarial measurement date of December 31 to measure its benefit obligations. Significant assumptions used in determining these benefit obligations and net periodic benefit cost for participants are summarized as follows (in weighted averages):

	Year Ended March 31, 2005	Period from Inception (December 18, 2003) to March 31, 2004	Predecessor (Note 1)
			Period from April 1, 2003 to December 17, 2003	Year Ended March 31, 2003
Discount rate	5.25%	5.25%	5.75%	5.75%
Compensation increase rate	1.50%	1.50%	3.00%	3.00%

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company expects to continue to make contributions sufficient to fund benefits paid under its pension plans. Such contributions for the German pension plan are expected to be approximately $2.0 million in fiscal 2006, $2.1 million in fiscal 2007, $2.2 million in fiscal 2008, $2.2 million in fiscal 2009, and $2.2 million in fiscal 2010.

The accumulated benefit obligation for the U.S. retirement benefit plan was $0.9 million and $0.2 million as of March 31, 2005 and 2004, respectively. The net periodic benefit cost for this retirement benefit plan was $0.8 million and $0.2 million for the year ended March 31, 2005 and the period from December 18, 2003 to March 31, 2004, respectively.

Defined-Contribution Savings Plans

The Company sponsors certain defined-contribution savings plans for eligible employees. Expense related to these plans was $2.8 million, $0.9 million, $0.3 million and $1.2 million for the year ended March 31, 2005, the periods December 18, 2003 to March 31, 2004 and April 1, 2003 to December 17, 2003 and the year ended March 31, 2003, respectively.

15. INCOME TAXES

The components of the income tax provision (benefit) are as follows (in millions):

	Year Ended March 31, 2005	Period from Inception (December 18, 2003) to March 31, 2004	Predecessor (Note 1)
			Period from April 1, 2003 to December 17, 2003	Year Ended March 31, 2003
Current:
United States	$1.3	$0.1	$19.3	$23.0
Non-United States	2.3	0.8	1.7	3.4
State and local	3.6	1.2	3.6	2.9

Total current	7.2	2.1	24.6	29.3

Deferred:
United States	2.8	(1.0)	(0.9)	1.2
Non-United States	(1.0)	(0.6)	(0.9)	0.2
State and local	(0.7)	(1.0)	(0.2)	—

Total deferred	1.1	(2.6)	(2.0)	1.4

Income tax provision (benefit)	$8.3	$(0.5)	$22.6	$30.7

The provision (benefit) for income taxes was calculated based upon the following components of income (loss) before income taxes (in millions):

	Year Ended March 31, 2005	Period from Inception (December 18, 2003) to March 31, 2004	Predecessor (Note 1)
			Period from April 1, 2003 to December 17, 2003	Year Ended March 31, 2003
United States	$13.2	$(2.2)	$52.8	$70.1
Non-United States	(9.0)	0.1	(19.8)	(5.3)

Income (loss) before income taxes	$4.2	$(2.1)	$33.0	$64.8

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The relationship of non-United States income tax expense to non-United States income before income taxes is attributed to operating losses being incurred on which income tax carryforward benefits have been fully reserved as of March 31, 2005 and March 31, 2004. The losses in these taxing jurisdictions exceeded income in other non-United States jurisdictions in the year ended March 31, 2005, the period from April 1, 2003 to December 17, 2003, and the year ended March 31, 2003.

Deferred income taxes consist of the tax effects of the following temporary differences (in millions):

	March 31, 2005	March 31, 2004
Deferred tax assets:
Net operating loss carryforwards:
Non-United States	$60.2	$54.0
Federal and state	16.1	15.0

Warranty reserves	2.1	2.7
Other reserves	1.1	1.3
Tax credits	1.6	0.1
Other	2.3	1.6

Subtotal	83.4	74.7

Valuation allowance	(59.9)	(53.4)

Total deferred tax assets	$23.5	$21.3

Deferred tax liabilities:
Intangible assets	$68.5	$75.9
Property, plant and equipment	13.7	16.1

Total deferred tax liabilities	82.2	92.0

Net deferred tax liabilities	$58.7	$70.7

These deferred tax assets and liabilities are classified in the consolidated balance sheet based on the balance sheet classification of the related assets and liabilities.

A valuation allowance is established for any portion of a deferred tax asset that management believes may not be realized. A valuation allowance was established at March 31, 2005 and March 31, 2004 for deferred tax assets related to foreign and state net operating loss carryforwards for which utilization is uncertain.

At March 31, 2005, the Company had federal tax loss carryovers of $40.8 million, which will begin to expire after the year ending March 31, 2020. At March 31, 2005, the Company had non-United States tax loss carryovers of $167.0 million, which will begin expiring after March 31, 2010.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Predecessor financial statements have been prepared on the basis that the Company files a consolidated United States federal income tax return composed of its United States domiciled affiliates.

	Year Ended March 31, 2005	Period from Inception (December 18, 2003) to March 31, 2004	Predecessor (Note 1)
			Period from April 1, 2003 to December 17, 2003	Year Ended March 31, 2003
U.S. federal statutory tax rate	35.0%	35.0%	35.0%	35.0%
State and local income taxes, net of federal benefit	45.9%	13.1%	6.4%	2.9%
Statutory tax rate difference between the U.S. and foreign locations	(8.0)%	8.9%	0.6%	1.1%
Foreign net operating losses for which the benefit was not provided	113.0%	(2.1)%	23.2%	7.3%
Foreign dividend, and withholding	—	(29.5)%	—	—
Other	11.7%	(1.6)%	3.3%	1.1%

Effective income tax rate	197.6%	23.8%	68.5%	47.4%

No provision has been made for United States income taxes related to undistributed earnings of foreign subsidiaries for fiscal 2005, 2004 and 2003 which are considered to be permanently reinvested. It is not considered practical to determine the income tax liability, if any, which would be payable if such earnings were not permanently reinvested.

Various United States and foreign subsidiaries of the Predecessor were included in consolidated tax filings with other affiliated companies of Invensys. The methodology applied for allocating taxes between affiliates that participate in consolidated tax filings was as follows: to the extent that a company generated taxable income, the company remitted taxes to its affiliated parent company based upon the applicable statutory effective tax rate. If a taxable loss was generated by a company, the affiliated parent company did not provide any current or future cash benefit.

Payments for United States federal income tax made by the Predecessor to non-Predecessor affiliates were historically reflected as intercompany payments. These payments have been reflected herein as to an external party to reflect the Predecessor’s satisfaction of these income tax liabilities.

Cash paid for income taxes to governmental taxing authorities in the year ended March 31, 2005, the periods from December 18, 2003 to March 31, 2004 and April 1, 2003 to December 17, 2003 and the year ended March 31, 2003 was $9.2 million, $2.5 million, $47.9 million and $29.5 million, respectively.

16. GUARANTOR SUBSIDIARIES

The following tables present condensed consolidating audited financial information of the Company as of and for the year ended March 31, 2005 and the audited financial information of the Company at March 31, 2004, and the audited financial information of the Company for the period from Inception (December 18, 2003) to March 31, 2004, and condensed combining audited financial information of the Predecessor for the period from April 1, 2003 to December 17, 2003, and March 31, 2003 for: (a) Sensus Metering Systems (Bermuda 2) Ltd. (referred to as Parent), (b) Sensus Metering Systems Inc. the issuer of the Notes (referred to as Issuer), (c) on a combined basis, the subsidiaries of Sensus Metering Systems (Bermuda 2) Ltd. that are guaranteeing the Notes, which include all of the wholly-owned U.S. domestic subsidiaries of Sensus Metering Systems (Bermuda 2) Ltd. (“Guarantor Subsidiaries”), and (d) on a combined basis, the subsidiaries of Sensus Metering Systems (Bermuda 2) Ltd. that are not guaranteeing the Notes (“Non-Guarantor Subsidiaries”). Separate financial statements for the Issuer and the Guarantor Subsidiaries are not presented because their guarantees are full and unconditional and joint and several, and the Company believes separate financial statements and other disclosures are not material to investors. The Notes were issued by Sensus Metering Systems Inc. in connection with the Acquisition (see Note 1).

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

16. GUARANTOR SUBSIDIARIES

Condensed Consolidating Balance Sheets

March 31, 2005

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	($ in millions)
Assets
Current assets:
Cash and cash equivalents	$—	$—	$39.1	$15.8	$—	$54.9
Accounts receivable:
Trade, net of allowance for doubtful accounts	—	—	50.7	39.7	—	90.4
From affiliates	—	(38.4)	44.5	(6.1)	—	—
Other	—	—	1.3	1.3	—	2.6
Inventories, net	—	—	27.1	22.1	—	49.2
Prepayments and other current assets	—	0.4	4.9	2.9	—	8.2
Deferred income taxes	—	—	4.9	0.6	—	5.5

Total current assets	—	(38.0)	172.5	76.3	—	210.8

Notes receivable from affiliates	—	433.2	—	29.1	(462.3)	—
Property, plant and equipment, net	—	—	66.9	53.3	—	120.2
Intangible assets, net	—	20.4	173.6	41.9	—	235.9
Goodwill	—	—	300.7	30.9	—	331.6
Investment in subsidiaries	656.3	596.4	6.5	—	(1,259.2)	—
Deferred income taxes	—	—	16.8	1.2	—	18.0
Other long-term assets	—	21.0	1.0	1.7	—	23.7

Total assets	$656.3	$1,033.0	$738.0	$234.4	$(1,721.5)	$940.2

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$—	$32.2	$20.4	$—	$52.6
Current portion of long-term debt	—	0.5	—	0.1	—	0.6
Income taxes payable	—	(21.5)	22.6	0.1	—	1.2
Restructuring accruals	—	—	0.5	3.5	—	4.0
Accruals and other current liabilities	—	8.9	19.2	26.5	—	54.6

Total current liabilities	—	(12.1)	74.5	50.6	—	113.0

Notes payable to affiliates	462.3	(0.8)	(0.5)	1.3	(462.3)	—
Long-term debt, less current portion	—	470.5	—	29.3	—	499.8
Pensions	—	—	0.8	38.0	—	38.8
Deferred income taxes	—	—	60.0	22.2	—	82.2
Other long-term liabilities	—	—	6.8	4.3	—	11.1
Minority interests	—	—	—	1.3	—	1.3

Total liabilities	462.3	457.6	141.6	147.0	(462.3)	746.2

Stockholders’ equity	194.0	575.4	596.4	87.4	(1,259.2)	194.0

Total liabilities and stockholders’ equity	$656.3	$1,033.0	$738.0	$234.4	$(1,721.5)	$940.2

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheets

March 31, 2004

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	($ in millions)
Assets
Current assets:
Cash and cash equivalents	$—	$12.7	$18.1	$17.7	$—	$48.5
Accounts receivable:	—	—			—
Trade, net of allowance for doubtful accounts	—	—	47.4	35.1	—	82.5
From affiliates	—	1.0	(0.5)	(0.5)	—	—
Other	—	—	2.3	0.1	—	2.4
Inventories, net	—	—	24.0	22.5	—	46.5
Prepayments and other current assets	—	—	2.6	5.7	—	8.3
Deferred income taxes	—	—	5.6	—	—	5.6

Total current assets	—	13.7	99.5	80.6	—	193.8

Notes receivable from affiliates	—	433.2	—	29.1	(462.3)	—
Property, plant and equipment, net	—	—	65.8	50.6	—	116.4
Intangible assets, net	—	27.9	181.5	45.0	—	254.4
Goodwill	—	—	320.3	27.3	—	347.6
Investment in subsidiaries	660.3	568.9	9.4	—	(1,238.6)	—
Deferred income taxes	—	—	15.7	—	—	15.7
Other long-term assets	—	21.4	1.2	2.4	—	25.0

Total assets	$660.3	$1,065.1	$693.4	$235.0	$(1,700.9)	$952.9

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$—	$30.0	$13.7	$—	$43.7
Current portion of long-term debt	—	2.0	—	0.3	—	2.3
Short-term borrowings	—	—	—	2.2	—	2.2
Income taxes payable	—	—	0.6	0.1	—	0.7
Restructuring accruals	—	—	1.2	7.4	—	8.6
Accruals and other current liabilities	—	8.1	17.7	25.3	—	51.1

Total current liabilities	—	10.1	49.5	49.0	—	108.6

Notes payable to affiliates	462.3	2.7	(3.8)	1.1	(462.3)	—
Long-term debt, less current portion	—	472.5	—	29.6	—	502.1
Pensions	—	—	0.4	37.2	—	37.6
Deferred income taxes	—	—	70.9	21.1	—	92.0
Other long-term liabilities	—	—	7.5	0.7	—	8.2
Minority interests	—	—	—	6.4	—	6.4

Total liabilities	462.3	485.3	124.5	145.1	(462.3)	754.9

Stockholders’ equity	198.0	579.8	568.9	89.9	(1,238.6)	198.0

Total liabilities and stockholders’ equity	$660.3	$1,065.1	$693.4	$235.0	$(1,700.9)	$952.9

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations

Year Ended March 31, 2005

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	($ in millions)
Net sales	$—	$—	$391.5	$182.9	$(4.6)	$569.8
Cost of sales	—	—	270.4	133.2	(4.6)	399.0

Gross profit	—	—	121.1	49.7	—	170.8

Selling, general and administrative expenses	—	0.6	51.6	47.3	—	99.5
Restructuring costs	—	0.3	—	7.8	—	8.1
Amortization of intangible assets	—	7.5	11.0	2.8	—	21.3
Other operating expense, net	—	0.4	2.1	0.5	—	3.0

Operating (loss) income from continuing operations	—	(8.8)	56.4	(8.7)	—	38.9

Non-operating (expense) income:
Interest (expense) income:
From/to third parties	—	(35.4)	0.9	(2.2)	—	(36.7)
Equity in (loss) earnings of subsidiaries	(4.2)	27.4	(4.3)	—	(18.9)	—
Other income, net	—	—	0.2	1.8	—	2.0

(Loss) income from continuing operations before income taxes and minority interest	(4.2)	(16.8)	53.2	(9.1)	(18.9)	4.2

(Benefit) provision for income taxes	—	(18.3)	25.8	0.8	—	8.3

(Loss) income from continuing operations before minority interest	(4.2)	1.5	27.4	(9.9)	(18.9)	(4.1)

Minority interest	—	—	—	(0.1)	—	(0.1)

(Loss) income from continuing operations	(4.2)	1.5	27.4	(10.0)	(18.9)	(4.2)

(Loss) income from discontinued operations	(0.8)	(0.1)	(0.1)	(0.7)	0.9	(0.8)

Net (loss) income	$(5.0)	$1.4	$27.3	$(10.7)	$(18.0)	$(5.0)

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations

Period from Inception (December 18, 2003) to March 31, 2004

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	($ in millions)
Net sales	$—	$—	$103.8	$61.7	$(1.1)	$164.4
Cost of sales	—	—	73.7	46.2	(1.1)	118.8

Gross profit	—	—	30.1	15.5	—	45.6

Selling, general and administrative expenses	—	1.9	13.2	13.0	—	28.1
Restructuring costs	—	—	(0.1)	1.2	—	1.1
Amortization of intangible assets	—	2.1	3.1	0.5	—	5.7
Other operating income, net	—	—	—	(0.1)	—	(0.1)

Operating (loss) income from continuing operations	—	(4.0)	13.9	0.9	—	10.8
Non-operating (expense) income:
Interest (expense) income:
From/to third parties	—	(12.3)	0.1	(0.5)	—	(12.7)
Equity in (loss) earnings of subsidiaries	(1.8)	15.4	(0.1)	—	(13.5)	—
Other expense, net	—	—	(0.1)	(0.1)	—	(0.2)

(Loss) income from continuing operations before income taxes and minority interest	(1.8)	(0.9)	13.8	0.3	(13.5)	(2.1)

Provision (benefit) for income taxes	—	0.9	(1.6)	0.2	—	(0.5)

(Loss) income from continuing operations before minority interest	(1.8)	(1.8)	15.4	0.1	(13.5)	(1.6)

Minority interest	—	—	—	0.1	—	0.1

(Loss) income from continuing operations	(1.8)	(1.8)	15.4	0.2	(13.5)	(1.5)

Loss from discontinued operations	—	—	—	(0.3)	—	(0.3)

Net (loss) income	$(1.8)	$(1.8)	$15.4	$(0.1)	$(13.5)	$(1.8)

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Combining Statements of Operations—Predecessor

Period from April 1, 2003 to December 17, 2003

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Combined
	($ in millions)
Net sales	$247.1	$120.8	$(3.3)	$364.6
Cost of sales	168.0	90.2	(3.3)	254.9

Gross profit	79.1	30.6	—	109.7

Selling, general and administrative expenses	36.1	33.6	—	69.7
Restructuring and other similar costs	0.4	9.2	—	9.6
Amortization of intangible assets	0.3	—	—	0.3
Other operating income, net	—	(0.9)	—	(0.9)

Operating income (loss) from continuing operations	42.3	(11.3)	—	31.0

Non-operating income (expense):
Interest income (expense):
From/to third parties	(0.1)	0.1	—	—
From/to affiliates	13.6	(11.7)	—	1.9
Equity in earnings (loss) of subsidiaries	0.4	—	(0.4)	—
Other income, net	—	0.1	—	0.1

Income (loss) from continuing operations before income taxes and minority interest	56.2	(22.8)	(0.4)	33.0

Provision for income taxes	21.3	1.3	—	22.6

Income (loss) from continuing operations before minority interest	34.9	(24.1)	(0.4)	10.4

Minority interest	—	(0.4)	—	(0.4)

Income (loss) from continuing operations	34.9	(24.5)	(0.4)	10.0

Loss from discontinued operations	—	(0.2)	—	(0.2)

Net income (loss)	$34.9	$(24.7)	$(0.4)	$9.8

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Combining Statements of Operations—Predecessor

Year Ended March 31, 2003

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Combined
	($ in millions)
Net sales	$344.6	$164.8	$(4.9)	$504.5
Cost of sales	229.1	117.6	(4.9)	341.8

Gross profit	115.5	47.2	—	162.7

Selling, general and administrative expenses	45.2	40.2	—	85.4
Restructuring and other similar costs	5.7	6.7	—	12.4
Amortization of intangible assets	0.4	—	—	0.4
Other operating expense (income), net	0.1	(0.9)	—	(0.8)

Operating income from continuing operations	64.1	1.2	—	65.3
Non-operating income (expense):
Interest income (expense):
From/to third parties	(0.5)	(0.1)	—	(0.6)
From/to affiliates	9.3	(9.2)	—	0.1
Equity in earnings (loss) of subsidiaries	2.1	—	(2.1)	—
Other (expense) income, net	(0.2)	0.2	—	—

Income (loss) from continuing operations before income taxes and minority interest	74.8	(7.9)	(2.1)	64.8
Provision for income taxes	28.2	2.5	—	30.7

Income (loss) from continuing operations before minority interest	46.6	(10.4)	(2.1)	34.1
Minority interest	—	(0.8)	—	(0.8)

Income (loss) from continuing operations	46.6	(11.2)	(2.1)	33.3
Loss from discontinued operations	—	—	—	—

Net income (loss)	$46.6	$(11.2)	$(2.1)	$33.3

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows

Year Ended March 31, 2005

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	($ in millions)
Operating activities
Net (loss) income	$(5.0)	$1.4	$27.3	$(10.7)	$(18.0)	$(5.0)
Non-cash adjustments	—	7.5	18.4	15.5	—	41.4
Undistributed equity in loss (earnings) of subsidiaries	5.0	(25.9)	2.9	—	18.0	—
Changes in operating assets and liabilities	—	19.1	(19.8)	(2.0)	—	(2.7)

Cash provided by operating activities	—	2.1	28.8	2.8	—	33.7

Investing activities
Expenditures for property, plant and equipment and intangibles	—	—	(14.6)	(7.8)	—	(22.4)
Proceeds from Invensys acquisition adjustment, net	—	—	6.5	—	—	6.5
Proceeds from sale of assets	—	—	0.3	2.6	—	2.9
Acquisitions, net	—	(6.7)	—	—	—	(6.7)

Cash used in investing Activities	—	(6.7)	(7.8)	(5.2)	—	(19.7)

Financing activities
Debt issuance costs	—	(1.9)	—	—	—	(1.9)
Decrease on short-term borrowings	—	(2.2)	—	—	—	(2.2)
Payments of long-term debt	—	(4.0)	—	—	—	(4.0)

Net cash used in financing activities	—	(8.1)	—	—	—	(8.1)

Effect of exchange rate changes on cash	—	—	—	0.5	—	0.5
(Decrease) increase in cash and cash equivalents	$—	$(12.7)	$21.0	$(1.9)	$—	$6.4

Cash and cash equivalents at beginning of year	$—	$12.7	$18.1	$17.7	$—	$48.5

Cash and cash equivalents at end of year	$—	$—	$39.1	$15.8	$—	$54.9

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows

Period from Inception (December 18, 2003) to March 31, 2004

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	($ in millions)
Operating activities
Net (loss) income	$(1.8)	$(1.8)	$15.4	$(0.1)	$(13.5)	$(1.8)
Non-cash adjustments	—	2.1	10.5	6.2	—	18.8
Undistributed equity in loss (earnings) of subsidiaries	1.8	(15.4)	0.1	—	13.5	—
Changes in operating assets and liabilities	—	7.2	1.8	(6.6)	—	2.4

Cash (used in) provided by operating activities	—	(7.9)	27.8	(0.5)	—	19.4

Investing activities
Expenditures for property, plant and equipment	—	—	(3.5)	(2.6)	—	(6.1)
Acquisitions, net	(657.3)	—	7.3	1.4	—	(648.6)

Cash (used in) provided by investing activities	(657.3)	—	3.8	(1.2)	—	(654.7)

Financing activities
Activity with affiliates	457.3	(432.0)	(13.5)	(11.8)	—
Payments of dividends	—	—	—	(0.1)	—	(0.1)
Debt issuance costs	—	(21.9)	—	(0.9)	—	(22.8)
Increase on short-term borrowings	—	—	—	2.2	—	2.2
Proceeds from debt issuance	—	475.0	—	30.0	—	505.0
Proceeds from common stock issuance	200.0	—	—	—	—	200.0
Payments of long-term debt	—	(0.5)	—	(0.1)	—	(0.6)

Net cash provided by (used in) financing activities	657.3	20.6	(13.5)	19.3	—	683.7

Effect of exchange rate changes on cash	—	—	—	0.1	—	0.1
Increase in cash and cash equivalents	$—	$12.7	$18.1	$17.7	$—	$48.5

Cash and cash equivalents at beginning of period	$—	$—	$—	$—	$—	$—

Cash and cash equivalents at end of year	$—	$12.7	$18.1	$17.7	$—	$48.5

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Combining Statements of Cash Flows-Predecessor

Period from April 1, 2003 to December 17, 2003

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Combined
	($ in millions)
Operating activities
Net income (loss)	$34.9	$(24.7)	$(0.4)	$9.8
Non-cash adjustments	5.5	5.6	—	11.1
Equity in (earnings) loss of subsidiaries	(0.4)	—	0.4	—
Changes in operating assets and liabilities	(38.5)	(12.5)	(2.7)	(53.7)

Cash provided by (used in) operating activities	1.5	(31.6)	(2.7)	(32.8)

Investing activities
Expenditures for property, plant and equipment	(6.1)	(2.3)	—	(8.4)

Cash used in investing activities	(6.1)	(2.3)	—	(8.4)

Financing activities
Decrease in short-term borrowings	(7.7)	(6.4)	—	(14.1)
Other financing activities	4.5	39.4	2.7	46.6

Net cash (used in) provided by financing activities	(3.2)	33.0	2.7	32.5

Effect of exchange rate changes on cash	—	0.8	—	0.8
Decrease in cash and cash equivalents	$(7.8)	$(0.1)	$—	$(7.9)

Cash and cash equivalents at beginning of year	$6.1	$11.0	$—	$17.1

Cash and cash equivalents at end of period	$(1.7)	$10.9	$—	$9.2

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Combining Statements of Cash Flows-Predecessor

Year Ended March 31, 2003

	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Combined
	($ in millions)
Operating activities
Net income (loss)	$46.6	$(11.2)	$(2.1)	$33.3
Non-cash adjustments	11.8	9.0	—	20.8
Equity in (earnings) loss of subsidiaries	(2.1)	—	2.1	—

Changes in operating assets and liabilities	(3.5)	(10.1)	3.7	(9.9)

Cash provided by (used in) operating activities	52.8	(12.3)	3.7	44.2

Investing activities
Expenditures for property, plant and equipment	(7.9)	(3.9)	—	(11.8)
Other investments	—	(0.4)	—	(0.4)

Cash used in investing activities	(7.9)	(4.3)	—	(12.2)

Financing activities
Cash dividends	—	(0.4)	—	(0.4)
Increase in short-term borrowings	7.7	6.4	—	14.1
Other financing activities	(48.5)	14.2	(3.7)	(38.0)

Net cash (used in) provided by financing activities	(40.8)	20.2	(3.7)	(24.3)

Effect of exchange rate changes on cash	—	0.5	—	0.5
Increase in cash and cash equivalents	$4.1	$4.1	$—	$8.2

Cash and cash equivalents at beginning of year	$2.0	$6.9	$—	$8.9

Cash and cash equivalents at end of year	$6.1	$11.0	$—	$17.1

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

17. RELATED-PARTY TRANSACTIONS

Management Fee

On December 18, 2003, Sensus Metering Systems (Bermuda 2) Ltd. entered into a management services agreement with The Jordan Company, L.P. for advisory and consulting services related to corporate management, finance, product strategy, investment, acquisitions, and other matters relating to the business of the Company. Under the terms of the agreement the Company agreed to pay for these services a fee the greater of $2.0 million per year or 2.5% of EBITDA thereafter, plus out-of-pocket expenses. This agreement will remain in effect until December 2013. One-third of these fees will be paid to GS Capital Partners and/or its affiliates. The Jordan Company, L.P. and/or its affiliates received a one-time transaction fee of $13.0 million upon consummation of the Acquisition, approximately $2.7 million of which was paid to Goldman, Sachs & Co. and/or its affiliates.

During fiscal 2005, the Company obtained administrative services from Jordan Industries, Inc., an affiliate of The Jordan Company, LP. The services were primarily for assistance in the establishment of an office in China. Expenses of $0.1 million were incurred for the services in fiscal 2005 and the Company will continue to obtain similar services in fiscal 2006.

Transition Services

In connection with the Acquisition, the Company entered into certain transitional service agreements with Invensys pursuant to which Invensys agreed to provide the Company with transitional support services until June 16, 2004. The transition services included assistance in establishing stand-alone information technology capability, including assistance in connection with the removal of the acquired business from Invensys’ computer network and e-mail system. The transitional service agreement included the reimbursement of certain information technology costs from Invensys to the Company for excess costs incurred during the first year after the acquisition date. Excess information technology costs of $1.3 million were invoiced to Invensys in January 2005. The cost reimbursement was recorded as a direct reduction to information technology expenses in selling, general and administration for the year ended March 31, 2005. In addition, under the agreements, Invensys agreed to provide the Company with certain human resources and other general administrative services for the transition period. These services were provided to the Company at an approximation of market price for such services and did not exceed in any material respects the historical cost of obtaining such services from Invensys.

Predecessor Related-Party Transactions

Management Charges

Included within selling, general and administrative expenses are charges for administrative expenses estimated by the Predecessor to reflect amounts incurred by Invensys on behalf of the Predecessor. These charges are primarily for accounting, legal, and treasury services. These charges totaled $2.2 million and $3.3 million for the period from April 1, 2003 to December 17, 2003 and the year ended March 31, 2003, respectively.

The expenses allocated have been calculated on a basis that the Predecessor considered to be reasonable estimates of the utilization of services provided or the benefit received by the Predecessor for certain administrative services provided by Invensys. The financial information included herein may not reflect the combined financial position, operating results, and cash flows of the Predecessor in the future or what they would have been had the Predecessor been a separate, independent entity during the periods presented.

Trading Activity

The Predecessor sold to affiliates various products in the normal course of business. Pricing was generally negotiated based on standard pricing schedules and were at market prices.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

18. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in various unresolved legal actions, administrative proceedings and claims in the ordinary course of its business involving product liability, product warranty, property damage, insurance coverage, patents, and environmental matters. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, management believes these unresolved legal actions will not have a material effect on the financial position or results of operations of the Company.

The Company, as well as many other third parties, has been named as a defendant in several lawsuits filed related to illnesses from exposure to asbestos or asbestos-containing products. The complaints fail to specify which plaintiffs allegedly were involved with the Company’s products, and because the cases are in initial stages, it is uncertain whether any plaintiffs have asbestos-related illnesses or dealt with the Company’s products, much less whether any plaintiffs were exposed to an asbestos-containing component part of the Company’s product or whether such part could have been a substantial contributing factor to the alleged illness. The Company is unable to estimate the amount of its exposure, if any, related to these claims at this time. The Company does not believe the ultimate resolution of these issues will have a material adverse effect on the Company’s net earnings or financial position.

The Company entered into contracts that contain guarantees that could require performance or payment under certain conditions. The Company has entered into various agreements that require letters of credit for financial assurance purposes. These letters of credit are available to fund the payment of such obligations. At March 31, 2005, we had $4.5 million of letters of credit outstanding with expiration dates ranging from one month to 12 months.

Environmental Matters

The Company is aware of known contamination at the following United States facilities: Russellville, Kentucky; DuBois, Pennsylvania (Plants 1 and 2); Texarkana, Arkansas; and Uniontown, Pennsylvania, as a result of historic releases of hazardous materials. The former owner of these sites is investigating, remediating and monitoring these properties. The Company is obligated to reimburse the former owner for a minority of monies expended on the remediation plus interest on monies paid at all sites other than Russellville (“Reimbursement Sites”), where the former owner pays all remediation costs. In connection with the Acquisition, certain subsidiaries of Invensys plc agreed to retain liability for the reimbursement obligations related to the Reimbursement Sites. As a result, the Company does not expect to have any future liabilities for the costs of remediation or other reimbursement costs associated with the Reimbursement Sites.

In addition, there is contamination in the soil and groundwater at the Company’s facility in Ludwigshafen, Germany. The Company is indemnified against costs that may result from the contamination. This indemnification obligation is subject to the condition that the plots of land continue in industrial use, unless the former owner has agreed to the change from industrial use. The Company also has an indemnity, subject to certain limitations, from certain subsidiaries of Invensys plc regarding this facility pursuant to the terms of the purchase agreement governing the Acquisition.

Based on information currently available, the Company believes that future environmental compliance expenditures will not have a material effect on its financial position, and has established allowances the Company believes are adequate to cover potential exposure to environmental liabilities. However, as to any of the above-described indemnities, the Company cannot make any assurance that the indemnifying parties will be able to satisfy their obligations. Environmental compliance costs and liabilities could reduce the Company’s net income and cash available for operations.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19. BUSINESS SEGMENT INFORMATION

Geographic Segments

Net sales to third parties and long-lived assets by geographic region are as follows (in millions):

	Net Sales to Third Parties				Long-Lived Assets
	Year Ended March 31, 2005	Period from December 18, 2003 to March 31, 2004	Predecessor (Note 1)
			Period from April 1, 2003 to December 17, 2004	Year Ended March 31, 2003	March 31, 2005	March 31, 2004
North America	$391.2	$103.9	$247.4	$344.8	$566.3	$587.3
Europe, Mid East, Africa	166.5	57.7	108.2	143.8	112.4	122.2
South America	7.3	1.9	4.6	9.8	1.3	1.8
Asia	4.8	0.9	4.4	6.1	7.7	7.1

Total	$569.8	$164.4	$364.6	$504.5	$687.7	$718.4

Net sales to third parties are attributed to the geographic regions based on the country in which the shipment originates. Amounts attributed to the geographic regions for long-lived assets are based on the location of the entity that holds such assets.

Reporting Segments

The Company has two principal product groups: metering systems products and support products. Metering systems products include advanced metering and related AMR communications systems and consists of four principal metering product categories: water, gas, heat and electricity. Support products include pipe joining and repair products and die-casting products. The two product groups, plus corporate operations, are organized into two reporting segments: Metering and Related Communication Systems and All Other. The segment information is based the Company’s current segment reporting structure and historical information has been conformed to the current structure.

Management has three primary measures for each of the reporting groups: revenue, gross margin and operating income (loss). Inter-segment sales are generally made at cost. Cost of sales is based on standard cost, which includes materials, direct labor, warranty expense, overhead allocation, as well as variances from standard costs. Operating expenses directly associated with the reporting group may include sales, marketing, product development and administrative expenses and amortization of intangible assets.

Corporate operating expenses, interest expense, amortization of deferred financing costs and management fees are not allocated to the product lines, and are incorporated in the All Other operating segment.

Reporting Segment Products

Reporting Segment	Major Products
Metering and Related Communication Systems	Commercial and residential water, gas, electric and heat meters and systems used by utilities. AMR metering systems, handheld computers and related installation and implementation support.

All Other	Pipe joining, tapping and repair products that consist principally of pipe couplings, tapping sleeves and saddles, and repair clamps that are used by utilities in pipe joining and pipe repair applications. Die casting products that consist of high quality thin-wall, low porosity aluminum die-castings, generally targeting the automotive industry and gas utility markets.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables provide significant changes in trends or components of revenue, gross profit percentage, operating income (loss), depreciation and amortization, total assets, capital expenditures, and goodwill for each segment.

	Year Ended March 31, 2005	% Change	Period from Inception (December 18, 2003) to March 31, 2004	Predecessor (Note 1)
				Period from April 1, 2003 to December 17, 2003	Year Ended March 31, 2003
Segment revenues
Metering and related communication systems	$470.1	7%	$139.0	$299.5	$410.7
All other	115.3	11%	29.4	74.2	106.8
Eliminations	(15.6)	19%	(4.0)	(9.1)	(13.0)

Total	$569.8	8%	$164.4	$364.6	$504.5

Gross profit %
Metering and related communication systems	31%	3%	28%	31%	32%
All other	24%	(4)%	24%	26%	33%

Total	30%	3%	28%	30%	32%

Operating income (loss)
Metering and related communication systems	$37.1	—	$11.6	$25.4	$61.0
All other	1.8	(63)%	(0.8)	5.6	4.3

Total	$38.9	(7)%	$10.8	$31.0	$65.3

Depreciation and amortization
Metering and related communication systems	$24.5	53%	$6.5	$9.5	$10.9
All other	15.3	125%	4.0	2.8	3.8

Total	$39.8	75%	$10.5	$12.3	$14.7

	Year Ended March 31, 2005	% Change	Year Ended March 31, 2004
Total assets (1)
Metering and related communication systems	$703.8	(15)%	$828.5
All other	236.4	91%	124.4

Total	$940.2	(1)%	$952.9

Total goodwill (1)
Metering and related communication systems	$276.8	(20)%	$347.6
All other	54.8	—%	—

Total	$331.6	(5)%	$347.6

Total capital expenditures
Metering and related communication systems	$15.8	84%	$8.6
All other	6.6	12%	5.9

Total	$22.4	54%	$14.5

(1)	Purchase accounting for the Acquisition was completed in December 2004. At that time goodwill was finalized and allocated to the reporting units.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

20. VALUATION AND QUALIFYING ACCOUNTS

	Balance at beginning of period	Charged to costs and expenses	Deductions for payments or write-offs	Balance at end of period
Year ended March 31, 2005
Allowance for doubtful accounts	$1.3	$0.4	$—	$1.7
Deferred tax asset valuation allowance	53.4	6.5	—	59.9

	$54.7	$6.9	$—	$61.6

Period from December 18, 2003 to March 31, 2004
Allowance for doubtful accounts	$1.3	$—	$—	$1.3
Deferred tax asset valuation allowance	53.3	0.1	—	53.4

	$54.6	$0.1	$—	$54.7

Period from April 1, 2003 to December 17, 2003
Allowance for doubtful accounts	$0.6	$0.7	$—	$1.3
Deferred tax asset valuation allowance	12.7	40.6	—	53.3

	$13.3	$41.3	$—	$54.6

Year ended March 31, 2003
Allowance for doubtful accounts	$0.3	$0.3	$—	$0.6
Deferred tax asset valuation allowance	8.0	4.7	$—	12.7

	$8.3	$5.0	$—	$13.3

21. QUARTERLY RESULTS OF OPERATIONS (IN MILLIONS) (UNAUDITED)

The following tables provide quarterly results of operations of the Company:

	Predecessor (Note 1)
Fiscal 2004	First	Second	Period from October 1, 2003 to December 17, 2003	Period from December 18, 2003 to December 27, 2003	Fourth
Net sales	$126.3	$141.1	$97.2	$6.6	$157.8
Gross profit	39.4	45.7	24.6	—	45.6
Net (loss) income from discontinued operations	(0.1)	(0.3)	0.2	—	(0.3)
Net income (loss)	6.4	12.7	(9.3)	(5.7)	3.9

Fiscal 2005	First	Second	Third	Fourth (1)
Net sales	$139.4	$143.2	$124.3	$162.9
Gross profit	41.3	43.0	35.3	51.2
Net loss from discontinued operations	(0.2)	(0.4)	—	(0.2)
Net (loss) income	(0.7)	(2.7)	(8.1)	6.5

(1)	Includes income of $1.2 million reflecting an adjustment for net foreign currency exchange gains on intercompany loans in Europe. It also includes a reduction of selling, general and administrative expenses of $1.3 million related to reimbursement of IT costs from Invensys plc. In addition, $0.6 million was recorded as a gain on sale of a building by our subsidiary in France.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED BALANCE SHEETS

($ in millions, except per share and share data)

	July 2, 2005	March 31, 2005
	(unaudited)	(audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$46.6	$54.9
Accounts receivable:
Trade, net of allowance for doubtful accounts of $1.7 at July 2, 2005 and March 31, 2005	80.5	90.4
Other	1.7	2.6
Inventories, net	52.5	49.2
Prepayments and other current assets	9.4	8.2
Deferred income taxes	5.5	5.5

Total current assets	196.2	210.8
Property, plant and equipment, net	116.0	120.2
Intangible assets, net	230.8	235.9
Goodwill	331.6	331.6
Deferred income taxes	18.1	18.0
Other long-term assets	23.2	23.7

Total assets	$915.9	$940.2

LIABILITIES AND STOCKHOLDER’S EQUITY
CURRENT LIABILITIES:
Accounts payable	$42.2	$52.6
Current portion of long-term debt	0.6	0.6
Income taxes payable	3.3	1.2
Restructuring accruals	3.2	4.0
Accruals and other current liabilities	46.2	54.6

Total current liabilities	95.5	113.0
Long-term debt, less current portion	499.2	499.8
Pensions	36.4	38.8
Deferred income taxes	82.1	82.2
Other long-term liabilities	10.9	11.1
Minority interest	1.4	1.3

Total liabilities	725.5	746.2
STOCKHOLDER’S EQUITY:
Common stock, par value $1.00 per share, 12,000 shares authorized, issued and outstanding	—	—
Additional paid-in capital	200.0	200.0
Accumulated deficit	(11.1)	(6.9)
Accumulated other comprehensive income	1.5	0.9

Total stockholder’s equity	190.4	194.0

Total liabilities and stockholder’s equity	$915.9	$940.2

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in millions)

	Fiscal Quarter Ended July 2, 2005	Fiscal Quarter Ended July 3, 2004
	(unaudited)	(unaudited)
NET SALES	$146.8	$139.4
COST OF SALES	102.5	98.1

GROSS PROFIT	44.3	41.3
OPERATING EXPENSES:
Selling, general and administrative expenses	27.0	24.1
Restructuring costs	1.4	2.0
Amortization of intangible assets	5.7	5.0
Other operating expense, net	0.8	0.5

OPERATING INCOME FROM CONTINUING OPERATIONS	9.4	9.7
NON-OPERATING EXPENSE:
Interest expense, net	(9.1)	(9.4)
Other expense, net	(2.0)	—

(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND MINORITY INTEREST	(1.7)	0.3
PROVISION FOR INCOME TAXES	2.4	0.8

LOSS FROM CONTINUING OPERATIONS BEFORE MINORITY INTEREST	(4.1)	(0.5)
MINORITY INTEREST	(0.1)	(0.1)

LOSS FROM CONTINUING OPERATIONS	(4.2)	(0.6)

LOSS FROM DISCONTINUED OPERATIONS	—	(0.1)

NET LOSS	$(4.2)	$(0.7)

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in millions)

	Fiscal Quarter Ended July 2, 2005	Fiscal Quarter Ended July 3, 2004
OPERATING ACTIVITIES:	(unaudited)	(unaudited)
Net loss	$(4.2)	$(0.7)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	4.5	4.5
Amortization of intangible assets	5.7	5.0
Amortization of deferred financing costs	0.3	0.6
Deferred income taxes	(0.1)	(0.8)
Net loss on sale of assets	0.1	—
Loss on foreign currency remeasurement	1.9	—
Minority interest	0.1	0.1
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	7.8	0.4
Inventories	(4.6)	(1.1)
Accounts payable, accruals and other current liabilities	(16.8)	(5.4)
Other current assets	(0.5)	1.4
Other long-term assets	0.1	(3.4)
Other long-term liabilities	0.1	(1.3)
Income taxes	2.2	—
Pensions	0.3	0.3

Net cash used in operating activities	(3.1)	(0.4)
INVESTING ACTIVITIES:
Expenditures for property, plant and equipment	(3.8)	(3.4)
Purchases of intangible assets	(0.7)	—
Nexus acquisition	—	(5.0)
Other	0.3	—

Net cash used in investing activities	(4.2)	(8.4)
FINANCING ACTIVITIES:
Decrease in short-term borrowings	—	(2.4)
Principal payments on debt	(0.6)	(0.6)

Net cash used in financing activities	(0.6)	(3.0)
Effect of exchange rate changes on cash	(0.4)	(0.1)

DECREASE IN CASH AND CASH EQUIVALENTS	(8.3)	(11.9)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	$54.9	$48.5

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$46.6	$36.6

SUPPLEMENTAL DISCLOSURES OF CASH FLOW:
Cash paid during the period for:
Interest	$15.0	$14.3

Income taxes	$0.4	$1.5

The accompanying notes are an integral part of these consolidated financial statements.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Sensus Metering Systems (Bermuda 2) Ltd., together with its subsidiaries, referred to herein as the Company, is a leading provider of advanced metering and related communications solutions to the worldwide utility industry. The Company is a global manufacturer of water meters, gas meters, heat meters, electricity meters and automatic meter reading devices. In addition, the Company produces pipe joining and repair products for water and natural gas utilities and is a supplier of precision-manufactured aluminum die-castings.

The Acquisition

The Company was formed on December 17, 2003 through the acquisition (the “Acquisition”) of the metering systems and certain other businesses of Invensys plc (“Invensys”). Prior to the Acquisition, the Company had no active business operations. The metering systems businesses operated by Invensys prior to the Acquisition are referred to herein as “Predecessor” or “Invensys Metering Systems”. The Acquisition was financed through a combination of borrowings under a $230.0 million term loan facility that is part of the Company’s senior credit facilities, the issuance of $275.0 million of senior subordinated notes (“the Notes”), and equity contributions from the principal investors in the Company and certain officers and directors of the Company.

Principles of Presentation

The accompanying consolidated financial statements are unaudited and have been prepared by the Company’s management in accordance with the rules and regulations of the Securities and Exchange Commission (the “SEC”). Certain information related to the Company’s organization, significant accounting policies and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”) have been condensed or omitted. In the opinion of management, all adjustments, consisting of normal recurring adjustments considered necessary for the fair presentation of the unaudited consolidated financial statements have been included, and the unaudited consolidated financial statements present fairly the financial position and results of operations for the interim periods presented. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended March 31, 2005 and related notes thereto included in the Company’s Annual Report on Form 10-K as filed with the SEC.

The accompanying consolidated financial statements present results of the Company for the fiscal quarters ended July 2, 2005 and July 3, 2004. The Company operates on a 4 week, 4 week, 5 week financial and business closing schedule for all periods, except year end, which is March 31, and the fiscal half, which is September 30. Operating results for interim periods are not necessarily indicative of the results that may be achieved for the full year.

Reclassifications

Certain reclassifications have been made to the financial statements for the fiscal quarter ended July 3, 2004 to conform to the fiscal quarter ended July 2, 2005 presentation. The reclassifications had no material impact on our consolidated results of operations reported in any period presented.

Recent Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued a revised Statement No. 123, Accounting for Share-Based Payment, Revised Statement (“FAS 123(R)”). FAS 123(R) supersedes APB

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and amends FASB Statement No. 95, Statement of Cash Flows. FAS 123(R) requires that the compensation cost related to share-based payment transactions be recognized in the financial statements. The cost recognized in the financial statements will be based on the fair value of the equity or liability instruments issued. FAS 123(R) also offers additional guidance on measuring the fair value of share-based payment awards. Sensus Metering Systems (Bermuda 1) Ltd. maintains a Restricted Share Plan that provides for the award of restricted common shares to officers, directors and consultants of the Company. The Company will adopt FAS 123(R) in the first quarter of fiscal 2007. As permitted by FAS 123(R), the Company currently accounts for share-based payments to employees using APB 25’s intrinsic value method. The Company has not assessed the impact the adoption of FAS 123(R) may have on its results of operations, or overall financial position.

Stock-Based Compensation

The restricted shares issued pursuant to the Restricted Share Plan are service time vested in years three through five from the date of grant, provided that no vesting will occur until the second anniversary of the date of grant. In addition, the vesting of the restricted shares may accelerate upon the occurrence of certain stated liquidity events. Common shares awarded under the Restricted Share Plan are generally subject to restrictions on transfer rights, repurchase rights and other limitations as set forth in the management subscription and shareholder’s agreement. The Company accounts for share-based payments to employees using the intrinsic value method in accordance with APB 25. No compensation expense related to the Restricted Share Plan was recognized during the fiscal quarters ended July 2, 2005 and July 3, 2004.

Use of Estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the financial statements. Due to various factors affecting future costs and operations, actual results could differ from those estimates.

2. INTANGIBLE ASSETS

Intangible assets consist of goodwill, tradenames, patents, non-competition agreements and customer and distributor relationships. Goodwill at July 2, 2005 represents the excess of the purchase price paid by the Company for Invensys Metering Systems and NexusData, Inc. (“Nexus”) (see Note 11) over the fair value of the respective net assets acquired. The purchase price allocation for Invensys Metering Systems and Nexus resulted in $331.6 million of goodwill being recorded as of July 2, 2005. The goodwill can be attributed to the value placed on the Company being an industry leader with market-leading positions in the North American water metering market and the North American clamps and couplings market, and anticipated future earnings and related cash flows of the acquired businesses.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Intangible assets are summarized as follows (in millions):

	July 2, 2005		March 31, 2005
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Intangible assets not subject to amortization:
Goodwill	$331.6	$—	$331.6	$—
Tradenames (indefinite lived)	27.3	—	27.3	—

	358.9	—	358.9	—
Intangible assets subject to amortization:
Distributor and marketing relationships	191.0	(17.3)	190.3	(14.3)
Non-competition agreements	30.5	(11.6)	30.5	(9.7)
Patents	15.0	(4.1)	15.2	(3.4)

	236.5	(33.0)	236.0	(27.4)

Total intangible assets	$595.4	$(33.0)	$594.9	$(27.4)

3. INVENTORIES

Inventories are stated at the lower of cost or market using the first-in, first-out (“FIFO”) method. Cost is determined based on standard cost with appropriate adjustments to approximate FIFO cost. Market is determined on the basis of estimated realizable values.

Inventories consisted of the following (in millions):

	July 2, 2005	March 31, 2005
Raw materials, parts and supplies	$30.7	$28.3
Work in process	13.1	12.4
Finished goods	10.6	10.9

Allowance for shrink and obsolescence	(1.9)	(2.4)

Inventories, net	$52.5	$49.2

4. FINANCIAL INSTRUMENTS

We use derivative instruments, such as forward contracts, to manage our exposure to market risks such as foreign exchange risks. We record derivative instruments as assets or liabilities on the consolidated balance sheet, measured at fair value. Corresponding gains and losses on these contracts, as well as gains and losses on the items being hedged, are included as a component of other non-operating income and expense in our consolidated statements of operations.

As of July 2, 2005, we had four foreign currency forward contracts outstanding to purchase approximately $33.7 million of U.S. dollars by selling approximately a) €17.9 million with an expiration date of June 28, 2006, b) £1.2 million with an expiration date of January 3, 2006, c) CAD 2.0 million with an expiration date of September 30, 2005, and d) SKK 253.6 million with an expiration date of June 30, 2006. These contracts were arranged to manage the exposure to foreign currency risks related to certain intercompany receivable and payable balances, or third-party receivables, denominated in those currencies. The Company recorded a $0.2 million gain on the forward contracts for the fiscal quarter ended July 2, 2005.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5. RESTRUCTURING COSTS

The following table reflects activity of the Company for the fiscal quarters ended July 2, 2005 and July 3, 2004, which are associated with restructuring costs related to the Company’s restructuring initiatives (in millions):

	Fiscal Quarter Ended July 2, 2005	Fiscal Quarter Ended July 3, 2004
Severance and other related costs:
Related to headcount reduction initiatives	$1.2	$2.0
Related to outsourcing	0.2	—

Restructuring costs charged to operations	$1.4	$2.0

For the fiscal quarter ended July 2, 2005, the Company incurred $1.4 million of restructuring costs related to ongoing activities to rationalize its water meter product lines in Europe and to relocate selected North America pipe joining manufacturing lines. These activities affect both direct and indirect personnel and will result in a net headcount reduction of 40 employees primarily in the Company’s German water meter production facility. The Company anticipates that these initiatives will be completed by March 31, 2006.

The charge for restructuring costs was comprised of the following (in millions):

	Fiscal Quarter Ended July 2, 2005	Fiscal Quarter Ended July 3, 2004
Employee severance and exit costs accrued	$0.9	$2.0
Expensed as incurred	0.5	—

Total	$1.4	$2.0

Restructuring accruals are summarized as follows (in millions):

	Fiscal Quarter Ended July 2, 2005	Fiscal Quarter Ended July 3, 2004
Balance at beginning of year	$7.0	$8.6
Cash payments	(1.5)	(1.7)
Accrue for new committed/announced programs	0.9	2.0
Effect of foreign currency translation	(0.5)	—

Balance at end of period	$5.9	$8.9

Current portion	$3.2	$8.9
Non-current portion	2.7	—

Total	$5.9	$8.9

The current portion of the restructuring accrual is reflected in a separate line in current liabilities, and the non-current portion is reflected in Other long-term liabilities on the Company’s consolidated balance sheets.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6. COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) consisted of the following (in millions):

	Fiscal Quarter Ended July 2, 2005	Fiscal Quarter Ended July 3, 2004
Net loss	$(4.2)	$(0.7)
Other comprehensive income:
Foreign currency translation adjustment	0.6	(0.2)

Comprehensive loss	$(3.6)	$(0.9)

7. WARRANTY OBLIGATIONS

Product warranty reserves are established in the same period that revenue from the sale of the related products is recognized. The amounts of those reserves are based on established terms and the Company’s best estimate of the amounts necessary to settle future and existing claims on products sold as of the balance sheet date. Warranty reserves are reflected within accruals and other current liabilities and other long-term liabilities in the accompanying consolidated financial statements.

The following represents a reconciliation of the changes in product warranty reserves for the periods presented (in millions):

	July 2, 2005	July 3, 2004
Balance at beginning of year	$7.8	$8.6
Warranties issued	1.1	0.6
Settlements made	(1.3)	(0.6)

Balance at end of period	$7.6	$8.6

Current portion	3.9	3.5
Non-current portion	3.7	5.1

Total	$7.6	$8.6

8. INCOME TAXES

The current fiscal period effective tax rates were the result of income taxes being incurred on the taxable income of the Company’s global operations while no income tax benefit was recorded on the operating losses incurred in certain foreign jurisdictions where the realization of related deferred tax assets is considered uncertain.

9. DISCONTINUED OPERATIONS

On September 10, 2004, the Company sold the assets of its utility billing software company, IMSofTech, Inc. (“IMSofTech”) for $1.1 million. IMSofTech was not considered by the Company to be a core component of its metering systems business strategy of providing intelligent metering systems-based solutions to the global utility markets.

On September 30, 2004, the Company sold its 51% interest in Measurement Solutions International LLC (“MSI”), a full service meter asset management organization based in Paulsboro, New Jersey, for $0.6 million. The sale was also affected as part of the Company’s strategy to focus on its core business within the metering

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

systems segment. The sales price consisted of (1) $300,000 cash received in September 2004, (2) $30,000 cash received in December 2004, (3) $225,000 cash, receivable upon renewal of specific service contracts, and (4) an amount in cash equal to 2% of revenue earned by MSI on new service contracts generated by the Company through August 31, 2006. The contingent consideration will be recognized once collectibility is assured.

These dispositions have been accounted for as discontinued operations in accordance with Statement of Financial Accounting Standard No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, and accordingly, amounts in the consolidated statement of operations for the fiscal quarter ended July 3, 2004 have been reclassified to reflect the dispositions as discontinued operations. Neither operation had activity or results of operations in the fiscal quarter ended July 2, 2005. The results of operations for the discontinued businesses are as follows (in millions):

Fiscal Quarter Ended July 3, 2004
(unaudited)
Net sales	$1.3
Cost of sales	1.0

Gross profit	0.3
Operating expenses:
Selling, general and administrative expenses	0.4

Operating loss from discontinued operations	(0.1)

Loss from discontinued operations	$(0.1)

10. RETIREMENT BENEFITS

The Company has defined benefit plans in Germany and the United States. Pension benefits for salaried employees generally are based on years of credited service and average earnings. Pension benefits for hourly employees generally are based on specified benefit amounts and years of service. The Company’s policy is to fund its pension obligations in conformity with the funding requirements of the laws and governmental regulations applicable in the respective country.

The following information reflects the benefit obligation, plan assets and net liability information for participants in the German retirement benefit plans. That information is summarized as follows (in millions):

	Fiscal Quarter Ended
	July 2, 2005	July 3, 2004
Benefit obligation at beginning of year	$39.9	$37.1
Service cost	0.2	0.2
Interest cost	0.5	0.4
Benefits paid	(0.5)	(0.5)
Currency translation	(2.9)	(0.1)

Benefit obligation at end period.	$37.2	$37.1

Net periodic benefit cost	$0.7	$0.6

Net liability on balance sheet consists of:
Current pension liability	$1.9	$—
Long-term pension liability	35.3	37.1

Net liability on balance sheet	$37.2	$37.1

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accumulated benefit obligation for the U.S. retirement benefit plan was $1.1 million and $0.5 million at July 2, 2005 and July 3, 2004, respectively. The net periodic benefit cost was $0.2 million for the fiscal quarters ended July 2, 2005 and July 3, 2004.

The Company expects to continue to make contributions sufficient to fund benefits paid under its pension plans. Such contributions are expected to total approximately $2.9 million in fiscal 2006.

11. ACQUISITION

As of June 4, 2004, the Company purchased certain assets of Nexus for $6.0 million, excluding transaction costs. Pursuant to the purchase agreement, $5.0 million was paid in the fiscal quarter ended July 3, 2004. This purchase provides the Company with full ownership of a fixed network AMR system for the water, gas and electric utility markets. Prior to the acquisition, the Company had an exclusive distribution agreement with Nexus for the water utility market. This transaction has been accounted for as a purchase.

The Company has completed its final purchase price allocation attributable to the Nexus acquisition as follows (in millions):

Property, plant and equipment	$0.5
Goodwill	1.7
Intangible assets	4.5

Total assets acquired	6.7

Fair value of net assets acquired	$6.7

The allocation of the purchase price resulted in the recognition of $1.7 million of goodwill attributable to the anticipated future earnings and related cash flows, plus transaction costs of $0.7 million related to this acquisition. The Company allocated $4.5 million of the purchase price to intangible assets, $4.0 million of which was related to intellectual property that will be amortized over 3 years. The remaining $0.5 million of intangible assets was related to non-competition agreements that will be amortized over 7 years.

The purchase agreement also included provisions for payment of additional considerations, up to a total of $1.5 million, to be paid to Nexus based on specific performance criteria of the acquired business through June 4, 2007. Any payments made based on these criteria will adjust the Nexus purchase price and be allocated to goodwill. As of the fiscal quarter ended July 2, 2005, approximately $0.1 million of consideration was accrued, with payment scheduled for August 2005.

12. GUARANTOR SUBSIDIARIES

The following tables present condensed consolidating unaudited financial information of the Company at July 2, 2005 and the audited financial information of the Company at March 31, 2005 and the unaudited financial information of the Company for the fiscal quarter ended July 3, 2004, for: (a) Sensus Metering Systems (Bermuda 2) Ltd. (referred to as Parent), (b) Sensus Metering Systems Inc., the issuer of the Notes (referred to as Issuer), (c) on a combined basis, the subsidiaries of Sensus Metering Systems (Bermuda 2) Ltd. that are guaranteeing the Notes, which include all of the wholly-owned U.S. domestic subsidiaries of Sensus Metering Systems (Bermuda 2) Ltd. (“Guarantor Subsidiaries”), and (d) on a combined basis, the subsidiaries of Sensus Metering Systems (Bermuda 2) Ltd. that are not guaranteeing the Notes (“Non-Guarantor Subsidiaries”). Separate financial statements for the Issuer and the Guarantor Subsidiaries are not presented because their guarantees are full and unconditional and joint and several, and the Company believes separate financial statements and other disclosures are not material to investors.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheets (unaudited)

July 2, 2005

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	($ in millions)
Assets
Current assets:
Cash and cash equivalents	$—	$—	$32.5	$14.1	$—	$46.6
Accounts receivable:
Trade, net of allowance for doubtful accounts	—	—	47.6	32.9	—	80.5
From affiliates	(1.4)	(53.6)	64.6	(9.6)	—	—
Other	—	—	0.4	1.3	—	1.7
Inventories, net	—	—	29.1	23.4	—	52.5
Prepayments and other current assets	—	—	6.3	3.1	—	9.4
Deferred income taxes	—	—	4.9	0.6	—	5.5

Total current assets	(1.4)	(53.6)	185.4	65.8	—	196.2

Notes receivable from affiliates	—	433.2	—	29.1	(462.3)	—
Property, plant and equipment, net	—	—	65.5	50.5	—	116.0
Intangible assets, net	—	18.4	171.4	41.0	—	230.8
Goodwill	—	—	300.7	30.9	—	331.6
Investment in subsidiaries	654.1	609.1	7.6	—	(1,270.8)	—
Deferred income taxes	—		16.7	1.4	—	18.1
Other long-term assets	—	20.5	0.7	2.0	—	23.2

Total assets	$652.7	$1,027.6	$748.0	$220.7	$(1,733.1)	$915.9

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$—	$26.1	$16.1	$—	$42.2
Current portion of long-term debt	—	0.5	—	0.1	—	0.6
Income taxes payable	—	(21.2)	24.1	0.4	—	3.3
Restructuring accruals	—	—	0.5	2.7	—	3.2
Accruals and other current liabilities	—	2.5	20.3	23.4	—	46.2

Total current liabilities	—	(18.2)	71.0	42.7	—	95.5

Notes payable to affiliates	462.3	(1.2)	—	1.2	(462.3)	—
Long-term debt, less current portion	—	470.0	—	29.2	—	499.2
Pensions	—	—	1.1	35.3	—	36.4
Deferred income taxes	—	—	60.0	22.1	—	82.1
Other long-term liabilities	—	—	6.8	4.1	—	10.9
Minority interests	—	—	—	1.4	—	1.4

Total liabilities	462.3	450.6	138.9	136.0	(462.3)	725.5

Stockholders’ equity	190.4	577.0	609.1	84.7	(1,270.8)	190.4

Total liabilities and stockholders’ Equity	$652.7	$1,027.6	$748.0	$220.7	$(1,733.1)	$915.9

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Balance Sheets (audited)

March 31, 2005

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	($ in millions)
Assets
Current assets:
Cash and cash equivalents	$—	$—	$39.1	$15.8	$—	$54.9
Accounts receivable:
Trade, net of allowance for doubtful accounts	—	—	50.7	39.7	—	90.4
From affiliates	—	(38.4)	44.5	(6.1)	—	—
Other	—	—	1.3	1.3	—	2.6
Inventories, net	—	—	27.1	22.1	—	49.2
Prepayments and other current assets	—	0.4	4.9	2.9	—	8.2
Deferred income taxes	—	—	4.9	0.6	—	5.5

Total current assets	—	(38.0)	172.5	76.3	—	210.8

Notes receivable from affiliates	—	433.2	—	29.1	(462.3)	—
Property, plant and equipment, net	—	—	66.9	53.3	—	120.2
Intangible assets, net	—	20.4	173.6	41.9	—	235.9
Goodwill	—	—	300.7	30.9	—	331.6
Investment in subsidiaries	656.3	596.4	6.5	—	(1,259.2)	—
Deferred income taxes	—	—	16.8	1.2	—	18.0
Other long-term assets	—	21.0	1.0	1.7	—	23.7

Total assets	$656.3	$1,033.0	$738.0	$234.4	$(1,721.5)	$940.2

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$—	$—	$32.2	$20.4	$—	$52.6
Current portion of long-term debt	—	0.5	—	0.1	—	0.6
Income taxes payable	—	(21.5)	22.6	0.1	—	1.2
Restructuring accruals	—	—	0.5	3.5	—	4.0
Accruals and other current liabilities	—	8.9	19.2	26.5	—	54.6

Total current liabilities	—	(12.1)	74.5	50.6	—	113.0

Notes payable to affiliates	462.3	(0.8)	(0.5)	1.3	(462.3)	—
Long-term debt, less current portion	—	470.5	—	29.3	—	499.8
Pensions	—	—	0.8	38.0	—	38.8
Deferred income taxes	—	—	60.0	22.2	—	82.2
Other long-term liabilities	—	—	6.8	4.3	—	11.1
Minority interests	—	—	—	1.3	—	1.3

Total liabilities	462.3	457.6	141.6	147.0	(462.3)	746.2

Stockholders’ equity	194.0	575.4	596.4	87.4	(1,259.2)	194.0

Total liabilities and stockholders’ equity	$656.3	$1,033.0	$738.0	$234.4	$(1,721.5)	$940.2

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations (unaudited)

Fiscal Quarter Ended July 2, 2005

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	($ in millions)
Net sales	$—	$—	$102.5	$45.9	$(1.6)	$146.8
Cost of sales	—	—	71.1	33.0	(1.6)	102.5

Gross profit	—	—	31.4	12.9	—	44.3

Selling, general and administrative expenses	—	0.1	14.0	12.9	—	27.0
Restructuring costs	—	—	0.3	1.1	—	1.4
Amortization of intangible assets	—	1.8	3.1	0.8	—	5.7
Other operating expense, net	—	—	0.8	—	—	0.8

Operating (loss) income	—	(1.9)	13.2	(1.9)	—	9.4

Non-operating (expense) income:
Interest (expense) income	—	(8.9)	0.5	(0.7)		(9.1)
Equity in (loss) earnings of subsidiaries	(4.2)	12.6	0.3	—	(8.7)	—
Other income (expense), net	—	—	0.1	(2.1)	—	(2.0)

(Loss) income before income taxes and minority interest	(4.2)	1.8	14.1	(4.7)	(8.7)	(1.7)

Provision for income taxes	—	0.3	1.8	0.3	—	2.4

(Loss) income before minority interest	(4.2)	1.5	12.3	(5.0)	(8.7)	(4.1)

Minority interest	—	—	—	(0.1)	—	(0.1)

Net (loss) income	$(4.2)	$1.5	$12.3	$(5.1)	$(8.7)	$(4.2)

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Operations (unaudited)

Fiscal Quarter Ended July 3, 2004

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	($ in millions)
Net sales	$—	$—	$98.2	$42.6	$(1.4)	$139.4
Cost of sales	—	—	67.2	32.3	(1.4)	98.1

Gross profit	—	—	31.0	10.3	—	41.3

Selling, general and administrative expenses	—	—	12.3	11.8	—	24.1
Restructuring costs	—	0.4	—	1.6	—	2.0
Amortization of intangible assets	—	1.9	2.6	0.5	—	5.0
Other operating expense, net	—	—	0.5	—	—	0.5

Operating (loss) income from continuing operations	—	(2.3)	15.6	(3.6)	—	9.7

Non-operating (expense) income:
Interest expense, net	—	(9.0)	—	(0.4)	—	(9.4)
Equity in (loss) earnings of subsidiaries	(0.7)	10.3	(0.1)	—	(9.5)	—

(Loss) income from continuing operations before income taxes and minority interest	(0.7)	(1.0)	15.5	(4.0)	(9.5)	0.3

(Benefit) provision for income taxes	—	(4.6)	5.2	0.2	—	0.8

(Loss) income from continuing operations before minority interest	(0.7)	3.6	10.3	(4.2)	(9.5)	(0.5)

Minority interest	—	—	—	(0.1)	—	(0.1)

(Loss) income from continuing operations	(0.7)	3.6	10.3	(4.3)	(9.5)	(0.6)

Loss from discontinued operations	—	—	—	(0.1)	—	(0.1)

Net (loss) income	$(0.7)	$3.6	$10.3	$(4.4)	$(9.5)	$(0.7)

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows (unaudited)

Fiscal Quarter Ended July 2, 2005

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	($ in millions)
Operating activities
Net (loss) income	$(4.2)	$1.5	$12.3	$(5.1)	$(8.7)	$(4.2)
Non-cash adjustments	—	2.3	6.7	3.5	—	12.5
Undistributed equity in loss (earnings) of subsidiaries	4.2	(13.1)	0.2	—	8.7	—
Changes in operating assets and liabilities	—	9.8	(23.5)	2.3	—	(11.4)

Cash provided by (used in) operating activities	—	0.5	(4.3)	0.7	—	(3.1)

Investing activities
Expenditures for property, plant and equipment and intangibles	—	—	(2.3)	(2.2)	—	(4.5)
Other investments	—	—	—	0.3	—	0.3

Cash used in investing activities	—	—	(2.3)	(1.9)	—	(4.2)

Financing activities
Principal payments on debt	—	(0.5)	—	(0.1)	—	(0.6)

Net cash used in financing activities	—	(0.5)	—	(0.1)	—	(0.6)

Effect of exchange rate changes on cash	—	—	—	(0.4)	—	(0.4)
Decrease in cash and cash equivalents	$—	$—	$(6.6)	$(1.7)	$—	$(8.3)

Cash and cash equivalents at beginning of year	$—	$—	$39.1	$15.8	$—	$54.9

Cash and cash equivalents at end of period	$—	$—	$32.5	$14.1	$—	$46.6

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Condensed Consolidating Statements of Cash Flows (unaudited)

Fiscal Quarter Ended July 3, 2004

	Parent	Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
	($ in millions)
Operating activities
Net (loss) income	$(0.7)	$3.6	$10.3	$(4.4)	$(9.5)	$(0.7)
Non-cash adjustments	—	2.1	4.6	2.7	—	9.4
Undistributed equity in loss (earnings) of subsidiaries	0.7	(10.3)	0.1	—	9.5	—
Changes in operating assets and liabilities	—	1.9	(12.1)	1.1	—	(9.1)

Cash (used in) provided by operating activities	—	(2.7)	2.9	(0.6)	—	(0.4)

Investing activities
Expenditures for property, plant, and equipment	—	—	(2.3)	(1.1)	—	(3.4)
Nexus acquisition	—	—	—	(5.0)	—	(5.0)

Cash used in investing activities	—	—	(2.3)	(6.1)	—	(8.4)

Financing activities
Activity with affiliates	—	3.1	(9.3)	6.2	—	—
Decrease in short-term borrowings	—	—	—	(2.4)	—	(2.4)
Principal payments on debt	—	(0.6)	—	—	—	(0.6)

Net cash provided by (used in) financing activities	—	2.5	(9.3)	3.8	—	(3.0)

Effect of exchange rate changes on cash	—	—	—	(0.1)	—	(0.1)
Decrease in cash and cash equivalents	$—	$(0.2)	$(8.7)	$(3.0)	$—	$(11.9)

Cash and cash equivalents at beginning of year	$—	$12.7	$18.1	$17.7	$—	$48.5

Cash and cash equivalents at end of period	$—	$12.5	$9.4	$14.7	$—	$36.6

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

13. SEGMENT INFORMATION

Reporting Segments

The Company has two principal product groups: metering systems products and support products. Metering systems products include advanced metering and related AMR communications systems and consists of four principal metering product categories: water, gas, heat and electricity. Support products include pipe joining and repair products and die-casting products. The two product groups, plus corporate operations, are organized into two reporting segments: Metering and Related Communication Systems and All Other. The segment information is based on the Company’s current segment reporting structure and historical information has been conformed to the current structure.

Inter-segment sales are generally made at cost. Cost of sales is based on standard cost, which includes materials, direct labor, warranty expense, overhead allocation, as well as variances from standard costs. Operating expenses directly associated with the reporting group may include sales, marketing, product development and administrative expenses and amortization of intangible assets.

Corporate operating expenses, interest expense, amortization of deferred financing costs and management fees are not allocated to the product lines, and are incorporated in the All Other operating segment.

Reporting Segment Products

Reporting Segment	Major Products
Metering and Related Communication Systems	Commercial and residential water, gas, electric and heat meters and systems used by utilities. AMR metering systems, handheld computers and related installation and implementation support.

All Other	Pipe joining, tapping and repair products that consist principally of pipe couplings, tapping sleeves and saddles, and repair clamps that are used by utilities in pipe joining and pipe repair applications. Die casting products that consist of high quality thin-wall, low porosity aluminum die-castings, generally targeting the automotive industry and gas utility markets.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following tables provide significant changes in trends or components of revenue and operating income (loss) for each segment:

	Fiscal Quarter Ended
	July 2, 2005	July 3, 2004
	($ in millions)
Segment revenues
Metering and related communication systems	$123.6	$116.3
All other	29.1	28.6
Eliminations	(5.9)	(5.5)

Total	$146.8	$139.4

Operating income (loss)
Metering and related communication systems	$9.7	$8.5
All other	(0.3)	1.2

Total	$9.4	$9.7

Profit (loss) before income taxes
Metering and related communication systems	$7.4	$7.8
All other	(9.1)	(7.5)

Total	$(1.7)	$0.3

Geographic Segments

Net sales to third parties and long-lived assets by geographic region are as follows (in millions):

	Net Sales to Third Parties		Long-Lived Assets
	July 2, 2005	July 3, 2004	July 2, 2005	March 31, 2005
North America	$102.3	$97.8	$559.9	$566.3
Europe, Mid East, Africa	41.5	39.0	108.6	112.4
South America	2.3	1.3	1.4	1.3
Asia	0.7	1.3	8.5	7.7

Total	$146.8	$139.4	$678.4	$687.7

Net sales to third parties are attributed to the geographic regions based on the country in which the shipment originates. Amounts attributed to the geographic regions for long-lived assets are based on the location of the entity that holds such assets.

14. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is involved in various unresolved legal actions, administrative proceedings and claims in the ordinary course of its business involving product liability, product warranty, property damage, insurance coverage, patents, and environmental matters. Although it is not possible to predict with certainty the outcome of these unresolved legal actions or the range of possible loss or recovery, based upon current information, management believes these unresolved legal actions will not have a material effect on the financial position or results of operations of the Company.

The Company, as well as many other third parties, has been named as a defendant in several lawsuits filed related to illnesses from exposure to asbestos or asbestos-containing products. The complaints fail to specify

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

which plaintiffs allegedly were involved with the Company’s products, and because the cases are in initial stages, it is uncertain whether any plaintiffs have asbestos-related illnesses or dealt with the Company’s products, much less whether any plaintiffs were exposed to an asbestos-containing component part of the Company’s product or whether such part could have been a substantial contributing factor to the alleged illness. The Company is unable to estimate the amount of its exposure, if any, related to these claims at this time. The Company does not believe the ultimate resolution of these issues will have a material adverse effect on the Company’s net earnings or financial position.

The Company entered into contracts that contain guarantees that could require performance or payment under certain conditions. The Company has entered into various agreements that require letters of credit for financial assurance purposes. These letters of credit are available to fund the payment of such obligations. At July 2, 2005, we had $4.1 million of renewable letters of credit outstanding with expiration dates ranging from one month to 12 months.

15. SUBSEQUENT EVENT

The Company formed a joint venture in China between its Sensus Precision Die Casting business and Yangzhou Runlin Investment Co., Ltd. to create a low-cost manufacturing capability in China, as well as pursue precision die casting product opportunities on a global basis. The Company has a 60% ownership interest in the joint venture. The joint venture is called Sensus—Rongtai Precision Die Casting (Yangzhou) Co., Ltd. and is headquartered in Jiangdu, China. The joint venture purchased the operating assets of Yangzhou Rongtai Industrial Development Co., Ltd., a leading producer of aluminum die-casting parts for Chinese automotive and motorcycle manufacturers. The Company funded $9.0 million of its capital obligation to the joint venture on July 18, 2005, which were used primarily to acquire the operating assets of Yangzhou Rongtai Industrial Development Co., Ltd.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses payable in connection with the issuance and distribution of the notes being registered hereby. All of such expenses are being paid by Sensus Metering Systems Inc. (the “Company”). All of such expenses are estimates, other than the filing fee payable to the Securities and Exchange Commission.

Securities and Exchange Commission Filing Fee	$—
Legal Fees and Expenses	20,000
Printing and Engraving Expenses	20,000
Accounting Fees and Expenses	20,000
Miscellaneous Expenses	5,000

Total	$65,000

Item 14. Indemnification of Members and Managers

Under the Delaware General Corporation Law (the “DGCL”), directors, officers, employees and other individuals may be indemnified against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses (including attorneys’ fees) incurred in connection with the defense or settlement of such an action, and the DGCL requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to the Company.

The Company’s Certificate of Incorporation, as amended, provides in effect for the indemnification by the Company of each director and officer of the Company to the fullest extent permitted by applicable law.

If the DGCL is amended to further expand the indemnification permitted to directors, officers, employees or agents of the Company, then the Company shall indemnify such persons to the fullest extent permitted by the DGCL, as so amended.

Item 15. Recent Sales of Unregistered Securities

The Company was incorporated as a Delaware corporation on October 8, 2003. Following its incorporation, the Company issued 283.603994 shares of common stock and 1,134.415976 shares of Series A preferred stock to Sensus Metering Systems (Bermuda 2) Ltd. (“Parent”) for $200 million. This issuance did not involve any underwriters, underwriting discounts or commissions or any public offering, and the Company believes that the transaction, if deemed to be a sale of a security, was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

See the index to exhibits that appears immediately following the signature pages of this registration statement.

(b) Financial Statement Schedules

All schedules not otherwise listed have been omitted because they are not applicable or because the required information is provided in the Consolidated Financial Statements or notes thereto.

Item 17. Undertakings

Each of the undersigned registrants hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered, if the total dollar value of securities offered would not exceed that which was registered, and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 20 or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding, is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Sensus Metering Systems Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on August 4, 2005.

SENSUS METERING SYSTEMS INC.

By:	/s/ DANIEL W. HARNESS
Daniel W. Harness Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 4, 2005.

Name	Positions

/s/ DANIEL W. HARNESS Daniel W. Harness	Director, Chief Executive Officer and President (Principal Executive Officer)

/s/ PETER MAINZ Peter Mainz	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ JONATHAN F. BOUCHER Jonathan F. Boucher	Director and Vice President

/s/ JOHN W. JORDAN II* John W. Jordan II	Director

/s/ DAVID W. ZALAZNICK* David W. Zalaznick	Director

/s/ THOMAS H. QUINN* Thomas H. Quinn	Director

/s/ GERALD J. CARDINALE* Gerald J. Cardinale	Director

/s/ J. JACK WATSON* J. Jack Watson	Director

/s/ H. RUSSEL LEMCKE* H. Russel Lemcke	Director

/s/ BRYAN KELLN* Bryan Kelln	Director

*By:	/S/ PETER MAINZ
Peter Mainz Attorney-in-fact

Pursuant to the requirements of the Securities Act of 1933, Sensus Metering Systems (Bermuda 2) Ltd. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on August 4, 2005.

SENSUS METERING SYSTEMS (BERMUDA 2) LTD.

By:	/s/ DANIEL W. HARNESS
Daniel W. Harness Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 4, 2005.

Name	Positions

/s/ DANIEL W. HARNESS Daniel W. Harness	Director, Chief Executive Officer and President (Principal Executive Officer)

/s/ PETER MAINZ Peter Mainz	Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ JONATHAN F. BOUCHER Jonathan F. Boucher	Director and Vice President

/s/ JOHN W. JORDAN II* John W. Jordan II	Director

/s/ DAVID W. ZALAZNICK* David W. Zalaznick	Director

/s/ THOMAS H. QUINN* Thomas H. Quinn	Director

/s/ GERALD J. CARDINALE* Gerald J. Cardinale	Director

/s/ J. JACK WATSON* J. Jack Watson	Director

/s/ H. RUSSEL LEMCKE* H. Russel Lemcke	Director

/s/ BRYAN KELLN* Bryan Kelln	Director

*By:	/S/ PETER MAINZ
Peter Mainz Attorney-in-fact

Pursuant to the requirements of the Securities Act of 1933, Sensus Metering Systems IP Holdings, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on August 4, 2005.

SENSUS METERING SYSTEMS IP HOLDINGS, INC.

By:	/s/ JONATHAN F. BOUCHER
Jonathan F. Boucher President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 4, 2005.

Name	Positions

/s/ JONATHAN F. BOUCHER Jonathan F. Boucher	Director and President (Principal Executive Officer)

/s/ PETER MAINZ Peter Mainz	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, Sensus Precision Die Casting, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Russellville, State of Kentucky, on August 4, 2005.

SENSUS PRECISION DIE CASTING, INC.

By:	/s/ STEPHEN C. LARKIN
Stephen C. Larkin President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 4, 2005.

Name	Positions

/s/ STEPHEN C. LARKIN Stephen C. Larkin	President (Principal Executive Officer)

/s/ PETER MAINZ Peter Mainz	Director, Vice President and Treasurer (Principal Financial and Accounting Officer)

/s/ DANIEL W. HARNESS Daniel W. Harness	Director

/s/ BARRY W. SENERI Barry W. Seneri	Director and Vice President

Pursuant to the requirements of the Securities Act of 1933, Sensus Metering Systems-North America Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on August 4, 2005.

SENSUS METERING SYSTEMS-NORTH AMERICA INC.

By:	/s/ DANIEL W. HARNESS
Daniel W. Harness President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 4, 2005.

Name	Positions

/s/ DANIEL W. HARNESS Daniel W. Harness	Director and President (Principal Executive Officer)

/s/ PETER MAINZ Peter Mainz	Director and Vice President—Finance (Principal Financial Officer)

/s/ KENNETH SAKSA Kenneth Saksa	Controller (Principal Accounting Officer)

/s/ BARRY W. SENERI Barry W. Seneri	Director and Executive Vice President—Operations

Pursuant to the requirements of the Securities Act of 1933, Smith-Blair, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Texarkana, State of Arkansas, on August 4, 2005.

SMITH-BLAIR, INC.

By:	/s/ R. BLAKE SNIDER
R. Blake Snider President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 4, 2005.

Name	Positions

/s/ R. BLAKE SNIDER R. Blake Snider	President (Principal Executive Officer)

/s/ PETER MAINZ Peter Mainz	Director, Vice President and Treasurer (Principal Financial Officer)

/s/ KEVIN CHEATHAM Kevin Cheatham	Controller (Principal Accounting Officer)

/s/ DANIEL W. HARNESS Daniel W. Harness	Director

/s/ BARRY W. SENERI Barry W. Seneri	Director and Vice President

Pursuant to the requirements of the Securities Act of 1933, Sensus Metering Headquarters Corporation has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on August 4, 2005.

SENSUS METERING HEADQUARTERS CORPORATION

By:	/s/ DANIEL W. HARNESS
Daniel W. Harness President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 4, 2005.

Name	Positions

/s/ DANIEL W. HARNESS Daniel W. Harness	Director and President (Principal Executive Officer)

/s/ PETER MAINZ Peter Mainz	Director, Vice President and Treasurer (Principal Financial Officer)

/s/ BARRY W. SENERI Barry W. Seneri	Director and Vice President

/s/ CHARLES F. BARNEWOLT Charles F. Barnewolt	Controller (Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, M&FC Holding, LLC has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on August 4, 2005.

M&FC HOLDING, LLC

By:	/s/ DANIEL W. HARNESS
Daniel W. Harness President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on August 4, 2005.

Name	Positions

/s/ DANIEL W. HARNESS Daniel W. Harness	Director and President (Principal Executive Officer)

/s/ PETER MAINZ Peter Mainz	Director and Chief Financial Officer (Principal Financial Officer)

/s/ BARRY W. SENERI Barry W. Seneri	Director and Vice President

/s/ CHARLES F. BARNEWOLT Charles F. Barnewolt	Controller (Principal Accounting Officer)

INDEX TO EXHIBITS

Exhibit Number	Description

1.1	Purchase Agreement, dated December 11, 2003, among Sensus Metering Systems Inc., Sensus Metering Systems (Bermuda 2) Ltd. and the Purchasers named therein (incorporated by reference to Exhibit 1.1 to Registration Statement on Form S-4 filed on March 16, 2004).

2.1	Stock Purchase Agreement dated October 21, 2003 by and among the sellers identified therein, Invensys plc and IMS Meters Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Registration Statement on Form S-4 filed on March 16, 2004).

2.2	Amendment No. 1 to Stock Purchase Agreement dated December 17, 2003 (incorporated by reference to Exhibit 2.2 to Registration Statement on Form S-4 filed on March 16, 2004).

3.1	Amended and Restated Certificate of Incorporation of Sensus Metering Systems Inc. (incorporated by reference to Exhibit 3.1 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005).

3.2	By-Laws of Sensus Metering Systems Inc. (incorporated by reference to Exhibit 3.2 to Registration Statement on Form S-4 filed on March 16, 2004).

3.3	Memorandum of Association of Company Limited by Shares of Sensus Metering Systems (Bermuda 2) Ltd. (incorporated by reference to Exhibit 3.3 to Registration Statement on Form S-4 filed on March 16, 2004).

3.4	Certificate of Incorporation of Sensus Metering Systems (Bermuda 2) Ltd. (incorporated by reference to Exhibit 3.4 to Registration Statement on Form S-4 filed on March 16, 2004).

3.5	Bye-Laws of Sensus Metering Systems (Bermuda 2) Ltd. (incorporated by reference to Exhibit 3.5 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005).

3.6	Certificate of Incorporation of Sensus Metering Systems IP Holdings, Inc. (incorporated by reference to Exhibit 3.5 to Registration Statement on Form S-4 filed on March 16, 2004).

3.7	By-Laws of Sensus Metering Systems IP Holdings, Inc. (incorporated by reference to Exhibit 3.6 to Registration Statement on Form S-4 filed on March 16, 2004).

3.8	Certificate of Incorporation of Sensus Precision Die Casting, Inc. (incorporated by reference to Exhibit 3.7 to Registration Statement on Form S-4 filed on March 16, 2004).

3.9	Bylaws of Sensus Precision Die Casting, Inc. (incorporated by reference to Exhibit 3.8 to Registration Statement on Form S-4 filed on March 16, 2004).

3.10	Certificate of Incorporation of Sensus Metering Systems—North America Inc. (incorporated by reference to Exhibit 3.9 to Registration Statement on Form S-4 filed on March 16, 2004).

3.11	Bylaws of Sensus Metering Systems—North America Inc. (incorporated by reference to Exhibit 3.10 to Registration Statement on Form S-4 filed on March 16, 2004).

3.12	Certificate of Incorporation of Smith-Blair, Inc. (incorporated by reference to Exhibit 3.11 to Registration Statement on Form S-4 filed on March 16, 2004).

3.13	By-Laws of Smith-Blair, Inc. (incorporated by reference to Exhibit 3.12 to Registration Statement on Form S-4 filed on March 16, 2004).

3.14	Certificate of Incorporation of Sensus Metering Headquarters, Inc. (incorporated by reference to Exhibit 3.13 to Registration Statement on Form S-4 filed on March 16, 2004).

3.15	By-Laws of Sensus Metering Headquarters, Inc. (incorporated by reference to Exhibit 3.14 to Registration Statement on Form S-4 filed on March 16, 2004).

Exhibit Number		Description

3.16		Certificate of Formation of M&FC Holding, LLC (incorporated by reference to Exhibit 3.15 to Registration Statement on Form S-4 filed on March 16, 2004).

3.17		Operating Agreement of M&FC Holding, LLC (incorporated by reference to Exhibit 3.16 to Registration Statement on Form S-4 filed on March 16, 2004).

4.1		Indenture, dated as of December 17, 2003, between Sensus Metering Systems Inc., Sensus Metering Systems (Bermuda 2) Ltd, the Subsidiary Guarantors defined therein and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 to Registration Statement on Form S-4 filed on March 16, 2004).

4.2		Form of Senior Subordinated Note due 2013 (incorporated by reference to Exhibit 4.2 to Registration Statement on Form S-4 filed on March 16, 2004).

4.3		Registration Rights Agreement, dated as of December 17, 2003 between Sensus Metering Systems Inc., Sensus Metering Systems (Bermuda 2) Ltd., M&FC Holding LLC, Invensys Metering Headquarters Corporation, Smith-Blair Inc., Invensys Metering Systems—North America Inc., Invensys Precision Die Casting Inc., Sensus Metering Systems IP Holdings, Inc. and Credit Suisse First Boston Corporation and Goldman, Sachs & Co., as initial purchasers (incorporated by reference to Exhibit 4.3 to Registration Statement on Form S-4 filed on March 16, 2004).

5.1	*	Form of Opinion of Mayer, Brown, Rowe & Maw LLP.

5.2	*	Form of Opinion of Conyers Dill & Pearman.

10.1		Credit Agreement, dated as of December 17, 2003, among Sensus Metering Systems Inc., Sensus Metering Systems (Luxco 2) S.A.R.L., Sensus Metering Systems (Bermuda 2) Ltd., the lenders party thereto, Credit Suisse First Boston Corporation, as Administrative Agent, Credit Suisse First Boston Corporation and Goldman Sachs Credit Partners L.P., as Joint Bookrunners and Joint Lead Arrangers, Goldman Sachs Credit Partners L.P., as Syndication Agent and National City Bank, as Documentation Agent (incorporated by reference to Exhibit 10.1 to Registration Statement on Form S-4 filed on March 16, 2004).

10.2		U.S. Guarantee and Collateral Agreement, dated as of December 17, 2003, among Sensus Metering Systems Inc., Sensus Metering Systems (Bermuda 2) Ltd., the Subsidiaries of Sensus Metering Systems Inc. identified therein, and Credit Suisse First Boston, as U.S. Collateral Agent (incorporated by reference to Exhibit 10.2 to Registration Statement on Form S-4 filed on March 16, 2004).

10.3		European Guarantee Agreement, dated as of December 17, 2003, among Sensus Metering Systems (Luxco 2) S.AR.L., Sensus Metering Systems (Bermuda 3) Ltd., Sensus Metering Systems (Luxco 1) S.AR.L., the Subsidiaries of Sensus Metering Systems (Luxco 2) S.AR.L. identified therein, and Credit Suisse First Boston, as European Collateral Agent (incorporated by reference to Exhibit 10.3 to Registration Statement on Form S-4 filed on March 16, 2004).

10.4		Pledge Agreement dated December 17, 2003 among Sensus Metering Systems (Luxco 3) S.AR.L. and Credit Suisse First Boston, as European Collateral Agent, relating to shares of Sensus Metering Systems France Holdings (incorporated by reference to Exhibit 10.4 to Registration Statement on Form S-4 filed on March 16, 2004).

10.5		Pledge Agreement, dated December 17, 2003, among Sensus Metering Systems France Holdings and Credit Suisse First Boston, as European Collateral Agent, relating to shares of Financiere Pollux (incorporated by reference to Exhibit 10.5 to Registration Statement on Form S-4 filed on March 16, 2004).

Exhibit Number	Description

10.6	Pledge Agreement, dated December 17, 2003, among Financiere Pollux and Credit Suisse First Boston, as European Collateral Agent, relating to shares of Invensys Metering Systems SAS (incorporated by reference to Exhibit 10.6 to Registration Statement on Form S-4 filed on March 16, 2004).

10.7	Pledge Agreement dated December 17, 2004 among Sensus Metering Systems (Luxco 2) S.AR.L. and Credit Suisse First Boston, as Security Agent, relating to shares of Sensus Metering Systems (Luxco 4) S.AR.L. (incorporated by reference to Exhibit 10.1 to Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 2, 2005).

10.8	Shareholders Agreement, dated as of December 17, 2003, by and among Sensus Metering Systems (Bermuda 1) Ltd, The Resolute SIE, L.P., The Resolute Fund Netherlands PV I, L.P., The Resolute Fund Netherlands PV II, L.P., The Resolute Fund NQP, L.P., The Resolute Fund Singapore PV, L.P., GS Capital Partners 2000, L.P., GS Capital Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH & Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund, L.P., and Goldman Sachs Direct Investment Fund 2000, L.P. (incorporated by reference to Exhibit 10.7 to Registration Statement on Form S-4 filed on March 16, 2004).

10.9	Management Subscription and Shareholders Agreement, dated March 5, 2004, by and among Sensus Metering Systems (Bermuda 1) Ltd. and the persons named therein (incorporated by reference to Exhibit 10.8 to Registration Statement on Form S-4 filed on March 16, 2004).

10.10	Employment and Non-Interference Agreement, dated December 17, 2003, by and between Dan Harness and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.9 to Registration Statement on Form S-4 filed on March 16, 2004).

10.11	Employment and Non-Interference Agreement, dated December 17, 2003, by and between Peter Mainz and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.10 to Registration Statement on Form S-4 filed on March 16, 2004).

10.12	Restricted Share Plan of Sensus Metering Systems (Bermuda 1) Ltd. (incorporated by reference to Exhibit 10.11 to Registration Statement on Form S-4 filed on March 16, 2004).

10.13	Form of Restricted Share Agreement (incorporated by reference to Exhibit 10.12 to Registration Statement on Form S-4 filed on March 16, 2004).

10.14	Consultant Subscription and Shareholder Agreement, dated March 5, 2004, by and among Sensus Metering Systems (Bermuda 1) Ltd. and the person named therein (incorporated by reference to Exhibit 10.13 to Registration Statement on Form S-4 filed on March 16, 2004).

10.15	The Jordan Company, L.P. Management Consulting Agreement, dated December 17, 2003, by and among The Jordan Company, L.P., Sensus Metering Systems Inc. and its direct and indirect subsidiaries party thereto (incorporated by reference to Exhibit 10.14 to Registration Statement on Form S-4 filed on March 16, 2004).

10.16	Letter Agreement, dated December 17, 2003, among The Jordan Company, L.P., Sensus Metering Systems Inc. and Goldman, Sachs & Co. (incorporated by reference to Exhibit 10.15 to Registration Statement on Form S-4 filed on March 16, 2004).

10.17	Transition Services Agreement, dated December 17, 2003, by and between Sensus Metering Systems Inc., Invensys plc, Invensys Inc., Invensys International Holdings Limited, BTR Industries Limited, Foxboro Iberica SA, BTR France SAS, Invensys Holdings Limited and Invensys SA (Pty) Ltd. (incorporated by reference to Exhibit 10.16 to Registration Statement on Form S-4 filed on March 16, 2004).

10.18	Non-Competition Agreement, dated December 17, 2003, by and between Invensys plc and Sensus Metering Systems Inc. (incorporated by reference to Exhibit 10.17 to Registration Statement on Form S-4 filed on March 16, 2004).

Exhibit Number	Description

10.19	Amendment No. 1 to the Credit Agreement, dated October 14, 2004, among Sensus Metering Systems Inc., Sensus Metering Systems (Luxco 2) S.AR.L., Sensus Metering Systems (Bermuda 2) Ltd., the Lenders and Credit Suisse First Boston (incorporated by reference to Exhibit 10.1 to Registrant’s Current Report on Form 8-K dated October 18, 2004 (filed on October 18, 2004)).

10.20	Summary of Compensation Arrangements for Certain Named Executive Officers (incorporated by reference to Exhibit 10.22 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005).

10.21	Management Incentive Plan of Sensus Metering Systems (Bermuda 2) Ltd. (incorporated by reference to Exhibit 10.23 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005).

12.1	Computation of Earnings to Fixed Charges.

21.1	Subsidiaries of Sensus Metering Systems (Bermuda 2) Ltd. (incorporated by reference to Exhibit 21.1 to Registrant’s Annual Report on Form 10-K for the fiscal year ended March 31, 2005).

23.1	Consent of Ernst & Young LLP.

23.2*	Consent of Mayer, Brown, Rowe & Maw LLP (included in Exhibit 5.1).

23.3*	Consent of Conyers Dill & Pearman (included in Exhibit 5.2).

24.1*	Power of Attorney (included as part of signature page to the registration statement filed on August 9, 2004).

25.1*	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939 of U.S. Bank National Association (incorporated by reference to Exhibit 25.1 to Amendment No. 1 to Registration Statement on Form S-4 filed on May 10, 2004).

*	Filed previously.